ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

RECEIVED
2007 FEB 12 P 12:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE


07020988

**File No. 82-34783**
February 7, 2007

SUPPL

PROCESSED
FEB 15 2007
THOMSON FINANCIAL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

T&D Holdings, Inc. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of T&D Holdings, Inc. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Press release dated October 31, 2006 and entitled "Revisions of Consolidated Earnings Forecasts for the Interim Period Ended September 30, 2006";

2. Consolidated Financial Summary (For the six months ended September 30, 2006) dated November 16, 2006;

3. Non-Consolidated Financial Summary (For the six months ended September 30, 2006) dated November 16, 2006;

4. Non-Consolidated Financial Summary (Financial Summary for Taiyo Life Insurance Company) dated November 16, 2006 and Supplementary Materials for the Six Months Ended September 30, 2006;

5. Non-Consolidated Financial Summary (Financial Summary for Daido Life Insurance Company) dated November 16, 2006 and Supplementary Materials for the Six Months Ended September 30, 2006;

6. Non-Consolidated Financial Summary (Financial Summary for T&D Financial Life Insurance Company) dated November 16, 2006 and Supplementary Materials for the Six Months Ended September 30, 2006; and

Dlw 2/12

7. Brief Description of Japanese Language Documents.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1182, facsimile +813-6888-3182).

Very truly yours,



Hironori Shibata

Enclosure



T&D Life Group

File No.82-34783

RECEIVED
2007 FEB 12 P 12:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 31, 2006

T&D Holdings, Inc.
Naoteru Miyato, President
(Security Code: 8795)

# Revisions of Consolidated Earnings Forecasts for the Interim Period Ended September 30, 2006

T&D Holdings, Inc. hereby revises its consolidated earnings forecasts for the interim period ended September 30, 2006. The non-consolidated earnings forecasts for the interim period ended September 30, 2006, and projected shareholders' dividends for the fiscal year ending March 2007, remain unchanged.

The company has made no changes to the full-year earnings forecasts for the fiscal year ending March 2007, as announced on May 17, 2006. These will be promptly addressed, however, if it becomes necessary to do so.

**Revisions of Consolidated Earnings Forecasts for T&D Holdings for the Interim Period Ended September 30, 2006 (April 1, 2006, to September 30, 2006)**

(Billions of yen)

| | Previous Forecast (A) (as of May 17, 2006) | Revised Forecast (B) | Amount of Change (B) – (A) | Percentage of Change (%) |
|---|---|---|---|---|
| Ordinary revenues | 1,150 | 1,110 | (40) | (3.5) |
| Ordinary profit | 53 | 83 | 30 | 56.6 |
| Net income | 13 | 28 | 15 | 115.4 |

**Principal Reasons for the Revisions to Earnings Forecasts:**

The forecasts for ordinary profit and net income are expected to revise upward by 30 billion yen and 15 billion yen, respectively. These mainly reflect that investment income from interest and dividends exceeded the previous forecast by 18 billion yen mainly due to the increase in dividends from investment trusts and private equities, and that net gains on sale of securities improved the previous forecast by 18 billion yen mainly due to the sale of domestic stocks.

**(Reference)**

**Preliminary Non-Consolidated Earnings Forecasts of the Three Life Insurance Companies for the Interim Period Ended September 30, 2006 (April 1, 2006, to September 30, 2006)**

(Billions of yen)

| | Taiyo Life | Daido Life | T&D Financial Life |
|---|---|---|---|
| Ordinary revenues | 518 | 524 | 91 |
| Ordinary profit | 40 | 54 | (7) |
| Core profit | 28 | 60 | (4) |
| Net income | 17 | 19 | (6) |

**For inquiries regarding the above, please contact:**
T&D Holdings, Inc. Investor Relations
Tel: +81-3-3434-9142
E-mail: ir.request@td-holdings.co.jp

# CONSOLIDATED FINANCIAL SUMMARY

(For the six months ended September 30, 2006)

RECEIVED
2007 FEB 12 P 12:-9
OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 16, 2006

Name of Company: **T&D Holdings, Inc.**
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/
Date of Board Meeting for Settlement of Accounts: November 16, 2006
Application of U.S. Accounting Standards: No

***1. Consolidated Operating Results for the Six Months Ended September 30, 2006 (April 1, 2006 – Sep. 30, 2006)***

(1) Results of Operations

*Note: Amounts of less than one million yen are omitted, and percentages have been rounded to the nearest percent.*

| | Ordinary Revenues | % change | Ordinary Profit | % change | Net Income | % change |
|---|---|---|---|---|---|---|
| Six months ended Sep. 30, 2006 | ¥1,110,683 million | (8.5) | ¥83,291 million | 32.4 | ¥27,805 million | 47.8 |
| Six months ended Sep. 30, 2005 | ¥1,213,326 million | (0.1) | ¥62,893 million | 7.3 | ¥18,809 million | (27.7) |
| Year Ended March 31, 2006 | ¥2,444,295 million | 5.5 | ¥136,846 million | 25.7 | ¥35,545 million | (4.3) |

| | Net Income per Share | Net Income per Share (Fully Diluted) |
|---|---|---|
| Six months ended Sep. 30, 2006 | ¥112.91 | - |
| Six months ended Sep. 30, 2005 | ¥77.90 | - |
| Year Ended March 31, 2006 | ¥146.19 | - |

*Notes:*

1. *Equity in net gain of affiliated companies: ¥14 million for the six months ended September 30, 2006; ¥12 million for the six months ended September 30, 2005; ¥22 million for the year ended March 31, 2006*
2. *Average number of outstanding shares during the term (consolidated): six months ended September 30, 2006: 246,266,882; six months ended September 30, 2005: 241,455,798; year ended March 31, 2006: 241,664,575*
3. *Changes in method of accounting: Applicable*
4. *% change for ordinary revenues and ordinary profit, etc. are presented in comparison with the same term of the previous fiscal year.*

(2) Financial Conditions

| | Total Assets | Net Assets | Equity Ratio | Net Assets per Share |
|---|---|---|---|---|
| As of September 30, 2006 | ¥13,811,844 million | ¥982,323 million | 7.1% | ¥3,982.71 |
| As of September 30, 2005 | ¥13,384,178 million | ¥798,204 million | 6.0% | ¥3,305.88 |
| As of March 31, 2006 | ¥13,986,233 million | ¥1,080,098 million | 7.7% | ¥4,384.93 |

*Note: Number of outstanding shares at the end of the term (consolidated): as of September 30, 2006: 246,261,148; as of September 30, 2005: 241,449,580; as of March 31, 2006: 246,271,247*

(3) Results of Cash Flows

| | Cash Flows from Operating Activities | Cash Flows from Investing Activities | Cash Flows from Financing Activities | Cash and Cash Equivalents at End of Term |
|---|---|---|---|---|
| Six months ended Sep. 30, 2006 | ¥37,751 million | ¥87,648 million | ¥(1,865) million | ¥954,773 million |
| Six months ended Sep. 30, 2005 | ¥18,099 million | ¥(118,418) million | ¥(15,438) million | ¥751,756 million |
| Year Ended March 31, 2006 | ¥138,640 million | ¥(196,333) million | ¥27,346 million | ¥834,403 million |

(4) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiaries: 16
Number of non-consolidated subsidiaries accounted for by the equity method: None
Number of affiliates accounted for by the equity method: 2

***2. Consolidated Forecasts for the Year Ending March 31, 2007 (April 1, 2006 - March 31, 2007)***

| | Ordinary Revenues | Ordinary Profit | Net Income |
|---|---|---|---|
| Year ending March 31, 2007 | ¥2,280,000 million | ¥105,000 million | ¥26,000 million |

*Notes:*

1. *The above forecasts have not been changed from the previous forecasts announced on May 17, 2006.*
2. *Projected net income per share for the year ending March 31, 2007 is ¥105.57.*

***The above forecasts for the year ending March 31, 2007 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.***

# *I. Subsidiaries and Affiliates*

T&D Holdings, Inc. ("T&D Holdings" and the "Company"), was established on April 1, 2004, as a holding company through the joint transfer of the stock of Taiyo Life Insurance Company ("Taiyo Life"), Daido Life Insurance Company ("Daido Life"), and T&D Financial Life Insurance Company ("T&D Financial Life") (collectively, referred to below as the "Three Life Insurance Companies").
T&D Holdings and its subsidiaries (referred to below as the "T&D Life Group" or the "Group") comprise the holding company, 16 subsidiaries and 2 affiliated companies as of September 30, 2006. Centered on the life insurance business, the Group's operations are outlined below:



T&D Holdings, Inc.
Insurance & Insurance-Related Businesses
6 companies
Insurance
*Taiyo Life Insurance Company (Life insurance business)
*Daido Life Insurance Company (Life insurance business)
*T&D Financial Life Insurance Company (Life insurance business)
Insurance-Related
*T&D Confirm Ltd. (Policyholder confirmation services)
*Toyo Insurance Agency Co., Ltd. (Insurance agent)
*Daido Management Service Co., Ltd. (Insurance agent)
Investment-Related Businesses
7 companies
Investment Advisory
*T&D Asset Management Co., Ltd. (Investment advisory and investment trust services)
*T&D Asset Management (U.S.A.) Inc. (Investment advisory services)
Other
*T&D Lease Co., Ltd. (Leasing) (Note 2)
*T&D Asset Management Cayman Inc. (Fund management of and administration)
*Taiyo Credit Guarantee Co., Ltd. (Credit guarantee services)
#Alternative Investment Capital, Ltd. (Investment in private equity funds)
#AIC Private Equity Fund General Partner, Ltd. (Fund management and administration)
Administration-Related Businesses
5 companies
Administration-Related
*T&D Customer Service Co., Ltd.
(Life insurance policy clerical services, including drafting, amendment, custody, and distribution of documents)
*Taiyo Life Career Staff Co., Ltd. (Personnel placement agency)
General Affairs and Calculation-Related
*T&D Information Systems, Ltd. (Computer software and system services)
*Zenkoku Business Center Co., Ltd. (Premium collection)
*Nihon System Shuno, Inc. (Premium collection)


*Notes:*

1. *Companies marked by * are consolidated subsidiaries, and companies marked by # are affiliated companies accounted for by the equity method.*
2. *T&D Taiyo Daido Lease Co., Ltd. was renamed T&D Lease Co., Ltd. on August 1, 2006.*

## II. Management Principles and Goals

### 1. Basic Management Principles

With our "Try & Discover" motto for creating value, we aim to be a group that contributes to all people and societies the Group's four management visions are as follows:

(1) Aim to provide the best products and services to increase customer satisfaction.
(2) Aim to increase the value of the Group by expanding and creating value in areas where the Group can take full advantage of its strengths.
(3) Broadly fulfill our social responsibilities with high ethical standards and strict compliance practices.
(4) Aim to be an energetic group whose employees are encouraged to be creative and to take action.

### 2. Basic Profit Distribution Policy

T&D Holdings' basic policy is to retain necessary internal reserves for the Group as a whole while seeking to maintain a sound business base for the subsidiaries. T&D Holdings simultaneously pursues policies aimed at increasing shareholder value and paying stable dividends. The Company plans to pay a dividend of ¥55 per share in fiscal year 2006 ending March 31, 2007.

### 3. Management Goals

The T&D Life Group aims at sustainable growth in its Embedded Value (EV)*, which is a yardstick to evaluate the corporate value of a life insurance company. Crucial for EV enhancement are "solid growth in new policy amount and the expansion of policy amount in force" as well as "attainment of higher managerial efficiency." Based on a time-driven management style, the Group will meet the said crucial challenges and strive to enhance its corporate value.

*Embedded value (EV) is the sum of adjusted book value calculated from the balance sheet, and existing business value, calculated from existing policies in force. In Europe and Canada, along with other information, EV is used to evaluate the corporate value of a stock life insurance company.

### 4. Medium-Term Management Strategy

T&D Life Group is pursuing the following five group strategies, along with the philosophies of "growing and expanding the insurance business" by further leveraging the unique strengths inherent in the business models of each of the Three Life Insurance Companies and "increasing operational efficiency and strategic concentration of investment " through consolidation of the Group's management resources.

(1) Growing and expanding the life insurance business
To grow and expand the Group's core business, a life insurance business, through the further reinforcement of the individual strengths of Taiyo Life, Daido Life, and T&D Financial Life — each of which has independent product strategies and sales strategies—within the Group.

(2) Strategically reallocating the Group resources
To enhance the Group's corporate value through strategic reallocation of group management resources to fields with high growth potentiality and profitability.

(3) Increasing operational efficiency

To achieve greater efficiency and the provision of high-quality services through the integration of such common group infrastructure as back-office services and systems.

(4) Strengthening profit management and risk management

To win trust from customers by establishing a stronger financial basis through appropriate profit management and risk management.

(5) Expanding the Group presence

To achieve the medium- and long-term growth of the Group by expanding the insurance businesses and entering into new business areas through alliances and M&A.

### *5. Future Tasks*

The Japanese economy is expected to continue a moderate expansion reflecting a steady trend in domestic and overseas demand, despite the influences of slowdown in the U.S. economy and soaring oil price. In the Japanese life insurance market, competition is expected to intensify in offering new products and services to meet diversifying customer needs for living protection products such as medical, nursing care and annuities, reflecting a changing business environment characterized by liberalization and deregulation in the entire financial sector. In such an environment, the T&D Life Group will strive to realize its management philosophy and win the trust of customers by offering new products and services which will fulfill customer satisfaction. From a broader and long-term viewpoint, the Group will aim at sustainable business growth in harmony with society, and will address "Business Operations to Fulfill its Corporate Social Responsibility (CSR)" through proactive communication with all of its stakeholders.

### *6. Relationships with the Parent Company*

T&D Holdings does not have the parent company.

# III. Financial Review

## 1. Consolidated Results of Operations

For the six months ended September 30, 2006, ordinary revenues decreased ¥102.6 billion, or 8.5 percent from the level of the same term of the previous fiscal year, to ¥1,110.6 billion, which was a total of income from insurance premiums of ¥881.0 billion (down 8.8 percent), investment income of ¥195.9 billion (down 6.7 percent), other ordinary income of ¥33.6 billion (down 8.9 percent) and others.

Ordinary expenses decreased ¥123.0 billion, or 10.7 percent from the level of the same term of the previous fiscal year, to ¥1,027.3 billion, which were a total of insurance claims and other payments of ¥815.6 billion (down 13.8 percent), provision for policy and other reserves of ¥2.2 billion (down 88.2 percent), investment expenses of ¥72.5 billion (up 66.7 percent), operating expenses of ¥103.0 billion (down 2.1 percent), other ordinary expenses of ¥33.9 billion (down 8.7 percent) and others.

As a result, ordinary profit increased ¥20.3 billion, or 32.4 percent, to ¥83.2 billion. Ordinary profit increased mainly due to an increase in income from interest and dividends.

Extraordinary gains increased 33.5 percent, to ¥0.4 billion, and extraordinary losses increased 10.8 percent, to ¥14.6 billion. Extraordinary losses mainly consisted of impairment loss of ¥1.8 billion (down 43.6 percent), provision for reserve for price fluctuations of ¥10.8 billion (up 57.7 percent) and headquarters removal costs of ¥1.2 billion (-).

After accounting for extraordinary gains and losses, the provision for reserve for policyholder dividends, and income taxes, net income increased ¥8.9 billion, or 47.8 percent from the level of the same term of the previous fiscal year, to ¥27.8 billion.

## 2. Consolidated Financial Position

### (1) Balance Sheets

As of September 30, 2006, total assets amounted to ¥13,811.8 billion (down 1.2 percent from March 31, 2006), mainly consisting of securities centered on public and corporate bonds amounting to ¥9,686.8 billion (down 1.5 percent), loans of ¥2,451.4 billion (down 2.7 percent), monetary claims purchased of ¥406.1 billion (up 44.8 percent), cash and deposits of ¥360.7 billion (down 19.4 percent) and tangible fixed assets of ¥317.4 billion (down 0.4 percent).

Total liabilities were ¥12,829.5 billion (down 0.6 percent), and policy reserves accounting for a substantial portion of them amounted to ¥12,239.5 billion (down 0.1 percent).

Total net assets were ¥982.3 billion (total shareholders' equity as of March 31, 2006 was ¥1,080.0 billion), of which net unrealized gains on securities was ¥583.8 billion (down 16.3 percent).

### (2) Cash Flows

Cash flows for the six months ended September 30, 2006, were as follows.

Net cash provided by operating activities was ¥37.7 billion in revenue, up ¥19.6 billion from the level of the same term of the previous fiscal year. This was mainly due to an increase in income from interest and dividends and a decrease in insurance claims and other payments.

Net cash provided by investing activities was ¥87.6 billion in revenue, an increase of gain of ¥206.0 billion compared with the expenditure of ¥118.4 billion recorded in the same term of the previous fiscal year. This was mainly due to a decrease in purchase of securities and an increase in sale and redemption of securities.

Net cash used in financing activities was ¥1.8 billion, down ¥13.5 billion from the level of the same term of the previous fiscal year. This was mainly because income from short-term debenture was posted at this term, while dividends paid increased.

As a result, cash and cash equivalents as of September 30, 2006 totaled ¥954.7 billion, up ¥120.3 billion from the beginning of the fiscal year.

## (3) Equity Ratio and Market Capitalization Ratio

| | As of September 30, 2005 | As of September 30, 2006 | As of March 31, 2006 |
|---|---|---|---|
| Equity ratio ((Equity / Total assets)×100) | 6.0% | 7.1% | 7.7% |
| Market capitalization ratio ((Market capitalization/ Total assets) ×100) | 12.2% | 15.2% | 16.2% |

## *3. Operations of Three Life Insurance Companies (Non-consolidated Basis)*

### (1) Results of Operations

***Taiyo Life Insurance Company:***

For the six months ended September 30, 2006, Taiyo Life's ordinary revenues decreased ¥57.1 billion, or 9.9 percent from the level of the same term of the previous fiscal year, to ¥518.6 billion, which was a total of income from insurance premiums of ¥363.3 billion (down 14.2 percent), investment income of ¥116.3 billion (up 28.5 percent), and other ordinary income of ¥38.9 billion (down 37.0 percent).

Ordinary expenses decreased ¥74.5 billion, or 13.5 percent from the level of the same term of the previous fiscal year, to ¥478.9 billion, which was a total of insurance claims and other payments of ¥386.5 billion (down 17.7 percent), investment expenses of ¥34.7 billion (up 44.6 percent), operating expenses of ¥39.5 billion (down 4.9 percent) and others.

As a result, ordinary profit increased ¥17.3 billion, or 77.9 percent, to ¥39.7 billion. Ordinary profit increased mainly due to an increase in income from interest and dividends, and an improvement in capital gains and losses, including gains on sales of securities.

Extraordinary gains decreased 13.3 percent, to ¥0.0 billion, and extraordinary losses decreased 26.1 percent, to ¥4.9 billion. Extraordinary losses mainly consisted of impairment loss of ¥1.3 billion (down 55.7 percent), and provision for reserve for price fluctuations of ¥3.3 billion (up 0.2 percent).

Net income increased ¥12.3 billion, or 259.8 percent from the level of the same term of the previous fiscal year, to ¥17.1 billion.

***Daido Life Insurance Company:***

For the six months ended September 30, 2006, Daido Life's ordinary revenues decreased ¥34.0

billion, which was a total of income from insurance premiums of ¥432.0 billion (down 0.8 percent), investment income of ¥79.2 billion (down 4.9 percent), and other ordinary income of ¥13.0 billion (down 67.1 percent).

Ordinary expenses decreased ¥42.8 billion, or 8.3 percent from the level of the same term of the previous fiscal year, to ¥470.3 billion, which was a total of insurance claims and other payments of ¥381.2 billion (down 11.9 percent) and investment expenses of ¥25.4 billion (up 37.3 percent), operating expenses of ¥55.9 billion (up 1.7 percent) and others.

As a result, ordinary profit increased ¥8.8 billion, or 19.5 percent, to ¥54.0 billion. Ordinary profit increased mainly due to an increase in income from interest and dividends.

Extraordinary gains increased 9.5 percent, to ¥0.4 billion, and extraordinary losses increased 106.5 percent, to ¥8.8 billion. Extraordinary losses mainly consisted of impairment loss of ¥0.5 billion (up 94.1 percent), and provision for reserve for price fluctuations of ¥7.4 billion (up 115.3 percent).

Net income decreased ¥0.4 billion, or 2.0 percent from the level of the same term of the previous fiscal year, to ¥19.5 billion. This was due to an increase in extraordinary losses such as provision for reserve for price fluctuations and deferred income taxes, while ordinary profit increased.

### *T&D Financial Life Insurance Company:*

For the six months ended September 30, 2006, T&D Financial Life's ordinary revenues decreased ¥57.6 billion, or 38.7 percent from the level of the same term of the previous fiscal year, to ¥91.3 billion, which was a total of income from insurance premiums of ¥85.6 billion (down 20.4 percent), investment income of ¥2.6 billion (down 93.1 percent), and other ordinary income of ¥3.1 billion (down 8.8 percent).

Ordinary expenses decreased ¥56.9 billion, or 36.7 percent from the level of the same term of the previous fiscal year, to ¥98.1 billion, which was a total of insurance claims and other payments of ¥47.8 billion (up 10.2 percent), provision for policy and other reserves of ¥27.5 billion (down 71.0 percent), investment expenses of ¥13.7 billion (up 547.5 percent), and operating expenses of ¥7.8 billion (down 21.4 percent) and others.

As a consequence, ordinary losses increased ¥0.6 billion, or 11.1 percent, to ¥6.7 billion.

Extraordinary gains were ¥0.0 billion (up 865.9 percent), and extraordinary losses were ¥0.9 billion (down 57.7 percent). Extraordinary losses mainly consisted of headquarter removal costs of ¥0.8 billion (-).

Net loss decreased ¥0.4 billion, or 7.8 percent from the same term of the previous fiscal year, to ¥5.8 billion. This was due to a decrease in extraordinary losses, while ordinary losses increased.

## (2) Sales Results

### *Taiyo Life Insurance Company:*

The new policy amount of individual insurance and annuities (including the net increase from conversions) for the six months ended September 30, 2006, decreased 20.3 percent compared with the same term of the previous fiscal year, to ¥1,176.5 billion.

On the other hand, the amount of surrender and lapse of individual insurance and annuities decreased 7.8 percent compared with the same term of the previous fiscal year, to ¥749.4 billion.

As a consequence, the total policy amount in force of individual insurance and annuities as of September 30, 2006, increased 2.4 percent from the level of the same term-end of the previous

fiscal year (increased 0.9 percent from the previous fiscal year-end), to ¥17,749.2 billion.

***Daido Life Insurance Company:***

The new policy amount of individual insurance and annuities (including the net increase from conversions) for the six months ended September 30, 2006 increased 4.4 percent compared with the same term of the previous fiscal year, to ¥2,239.2 billion.

On the other hand, the amount of surrender and lapse of individual insurance and annuities increased 12.1 percent compared with the same term of the previous fiscal year, to ¥1,765.4 billion.

As a consequence, the total policy amount in force of individual insurance and annuities as of September 30, 2006 increased 0.5 percent from the level of the same term-end of the previous fiscal year (decreased 0.0 percent from the previous fiscal year-end), to ¥39,990.1 billion.

***T&D Financial Life Insurance Company:***

The new policy amount of individual insurance and annuities for the six months ended September 30, 2006 decreased 47.5 percent compared with the same term of the previous fiscal year, to ¥54.0 billion.

On the other hand, the amount of surrender and lapse of individual insurance and annuities decreased 37.9 percent compared with the same term of the previous fiscal year, to ¥138.8 billion.

As a consequence, the total policy amount in force of individual insurance and annuities as of September 30, 2006, decreased 9.1 percent from the level of the same term-end of the previous fiscal year (decreased 5.1 percent from the previous fiscal year-end), to ¥2,529.2 billion.

### (3) Other Material Items

***Taiyo Life Insurance Company:***

Taiyo Life's core profit (a measure of underlying profitability from core insurance operations on a non-consolidated basis) for the six months ended September 30, 2006, recorded ¥27.7 billion, up 69.9 percent compared with the same term of the previous fiscal year, after compensating for a negative spread of ¥12.6 billion (down 42.2 percent).

As of September 30, 2006, Taiyo Life's solvency margin ratio (a measure of insurance companies' financial soundness) was 1,016.6 percent, down 28.6 points from the 1,045.2 percent at the end of the previous fiscal year. Furthermore, the value of adjusted net assets (adjusted assets at fair value less liabilities, excluding quasi-equity liabilities) amounted to ¥686.2 billion, down ¥71.3 billion from the ¥757.5 billion posted at the previous fiscal year-end.

***Daido Life Insurance Company:***

Daido Life posted ¥59.7 billion in its core profit for the six months ended September 30, 2006, an increase of 36.8 percent compared with the same term of the previous fiscal year, after compensating for a negative spread of ¥5.2 billion (down 67.9 percent).

As of September 30, 2006, Daido Life's solvency margin ratio was 1,199.1 percent, down 55.3 points from the 1,254.4 percent at the end of the previous fiscal year. Furthermore, the value of adjusted net assets amounted to ¥1,001.9 billion, down ¥60.4 billion from the ¥1,062.3 billion posted at the previous fiscal year-end.

***T&D Financial Life Insurance Company:***

T&D Financial Life marked a loss of ¥3.2 billion (down 28.3 percent) in its core profit for the six months ended September 30, 2006, after compensating for a negative spread of ¥2.0 billion (up 1.1 percent).

As of September 30, 2006, T&D Financial Life's solvency margin ratio was 1,559.0 percent, down 352.8 points from the 1,911.8 percent at the end of the previous fiscal year. Furthermore, the value of adjusted net assets amounted to ¥63.3 billion, down ¥1.2 billion from the ¥64.5 billion posted at the end of the previous fiscal year.

## (4) Financial Position

***Taiyo Life Insurance Company:***

As of September 30, 2006, total assets amounted to ¥6,491.3 billion (down 1.5 percent from March 31, 2006), mainly consisting of securities centered on public and corporate bonds amounting to ¥4,462.8 billion (down 2.1 percent), loans of ¥1,496.6 billion (down 2.6 percent), tangible fixed assets of ¥166.2 billion (down 1.6 percent) and monetary claims purchased of ¥142.4 billion (up 14.5 percent).

Total liabilities were ¥6,120.4 billion (down 0.9 percent), and policy reserves accounting for a substantial portion of them amounted to ¥5,872.5 billion (down 0.5 percent).

Total net assets were ¥370.8 billion (total shareholders' equity as of March 31, 2006 was ¥418.5 billion), of which net unrealized gains on securities was ¥255.0 billion (down 19.0 percent).

***Daido Life Insurance Company:***

As of September 30, 2006, total assets amounted to ¥6,302.0 billion (down 1.6 percent from March 31, 2006), mainly consisting of securities centered on public and corporate bonds amounting to ¥4,368.3 billion (down 1.5 percent), loans of ¥959.3 billion (down 2.7 percent), monetary claims purchased of ¥263.7 billion (up 68.8 percent), cash and deposits of ¥228.5 billion (down 24.9 percent), monetary trusts of ¥142.9 billion (down 41.1 percent) and tangible fixed assets of ¥142.9 billion (down 0.0 percent).

Total liabilities were ¥5,754.4 billion (down 1.1 percent), and policy reserves accounting for a substantial portion of them amounted to ¥5,459.6 billion (down 0.3 percent).

Total net assets were ¥547.6 billion (total shareholders' equity as of March 31, 2006 was ¥590.2 billion), of which net unrealized gains on securities was ¥329.3 billion (down 14.0 percent).

***T&D Financial Life Insurance Company:***

As of September 30, 2006, total assets amounted to ¥956.3 billion (up 2.4 percent from March 31, 2006), mainly consisting of securities amounting to ¥862.1 billion (up 2.1 percent), cash and deposits of ¥29.0 billion (down 30.2 percent), call loans of ¥20.0 billion (no held as of March 31, 2006) and loans of ¥11.8 billion (down 11.1 percent).

Total liabilities were ¥917.0 billion (up 3.2 percent), and policy reserves accounting for a substantial portion of them amounted to ¥901.9 billion (up 3.1 percent).

Total net assets were ¥39.3 billion (total shareholders' equity as of March 31, 2006 was ¥45.2 billion), of which net unrealized gains on securities was ¥ (0.5) billion (up 11.4 percent).

### *4. Forecasts for the Year Ending March 31, 2007 (April 1, 2006 - March 31, 2007)*

**(1) Consolidated**

The forecasts for the fiscal year ending March 31, 2007 have not been changed from those announced on May 17, 2006, as follows.

(Billions of yen)

| | Ordinary revenues | Ordinary profit | Net income |
|---|---|---|---|
| Year-end | 2,280 | 105 | 26 |

***Reference: Forecasts for the Year Ending March 31, 2007 of Three Life Insurance Companies (Non-consolidated Basis)***

(Billions of yen)

| | Taiyo Life | Daido Life | T&D Financial Life |
|---|---|---|---|
| Ordinary revenues | 940 | 1,010 | 310 |
| Ordinary profit | 30 | 86 | (14) |
| Core profit | 38 | 88 | (8) |
| Net income | 4 | 32 | (12) |

**(2) Non-consolidated**

The forecasts for the fiscal year ending March 31, 2007 have not been changed from those announced on May 17, 2006, as follows. The projected shareholders' dividends for the fiscal year ending March 31, 2007 remain unchanged.

(Billions of yen)

| | Operating income | Ordinary profit | Net income | Annual Dividends per Share | | |
|---|---|---|---|---|---|---|
| | | | | Interim | Year-end | |
| Year-end | 16 | 13 | 13 | - | ¥55.00 | ¥55.00 |

# Unaudited Consolidated Condensed Balance Sheets

(Millions of yen)

| | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Amount | % | Amount | % | Amount | % |
| **Assets:** | | | | | | |
| Cash and deposits | 393,566 | 2.9 | 360,760 | 2.6 | 447,376 | 3.2 |
| Call loans | 218,305 | 1.6 | 294,500 | 2.1 | 192,534 | 1.4 |
| Monetary claims purchased | 246,633 | 1.8 | 406,160 | 2.9 | 280,577 | 2.0 |
| Monetary trusts | 229,905 | 1.7 | 153,130 | 1.1 | 250,472 | 1.8 |
| Securities | 9,134,116 | 68.3 | 9,686,885 | 70.1 | 9,830,655 | 70.3 |
| Loans | 2,685,998 | 20.1 | 2,451,437 | 17.8 | 2,518,726 | 18.0 |
| Property and equipment | 324,055 | 2.4 | - | - | 318,610 | 2.3 |
| Tangible fixed assets | - | - | 317,457 | 2.3 | - | - |
| Intangible fixed assets | - | - | 22,500 | 0.2 | - | - |
| Due from agencies | 1,477 | 0.0 | 1,445 | 0.0 | 1,548 | 0.0 |
| Due from reinsurers | 6,869 | 0.1 | 6,558 | 0.1 | 7,196 | 0.0 |
| Other assets | 143,864 | 1.1 | 113,549 | 0.8 | 141,437 | 1.0 |
| Deferred tax assets | 482 | 0.0 | 694 | 0.0 | 830 | 0.0 |
| Deferred tax assets on land revaluation | 4,121 | 0.0 | - | - | - | - |
| Reserve for possible loan losses | (5,220) | (0.0) | (3,236) | (0.0) | (3,732) | (0.0) |
| **Total assets** | 13,384,178 | 100.0 | 13,811,844 | 100.0 | 13,986,233 | 100.0 |
| **Liabilities:** | | | | | | |
| Policy reserves | 12,100,241 | 90.4 | 12,239,547 | 88.6 | 12,250,835 | 87.6 |
| Reserve for outstanding claims | 70,031 | | 70,392 | | 68,674 | |
| Policy reserve | 11,831,409 | | 11,980,782 | | 11,985,462 | |
| Reserve for policyholder dividends | 198,799 | | 188,372 | | 196,698 | |
| Due to agencies | 1,211 | 0.0 | 1,240 | 0.0 | 849 | 0.0 |
| Due to reinsurers | 619 | 0.0 | 508 | 0.0 | 549 | 0.0 |
| Short-term debenture | 15,000 | 0.1 | 30,000 | 0.2 | 20,000 | 0.1 |
| Subordinated bonds | 20,000 | 0.2 | 20,000 | 0.2 | 20,000 | 0.1 |
| Other liabilities | 178,516 | 1.3 | 167,305 | 1.2 | 183,379 | 1.3 |
| Reserve for bonus to directors and corporate auditors | - | - | 84 | 0.0 | - | - |
| Reserve for employees' retirement benefits | 110,006 | 0.8 | 108,112 | 0.8 | 108,382 | 0.8 |
| Reserve for directors' and corporate auditors' retirement benefits | 3,125 | 0.0 | 3,590 | 0.0 | 3,368 | 0.0 |
| Reserve for price fluctuations | 49,550 | 0.4 | 84,845 | 0.6 | 73,995 | 0.6 |
| Deferred tax liabilities | 106,262 | 0.8 | 163,022 | 1.2 | 231,764 | 1.7 |
| Deferred tax liabilities on land revaluations | - | - | 11,262 | 0.1 | 11,494 | 0.1 |
| **Total liabilities** | 12,584,533 | 94.0 | 12,829,521 | 92.9 | 12,904,619 | 92.3 |
| **Minority interests** | 1,440 | 0.0 | - | - | 1,514 | 0.0 |
| **Stockholders' equity:** | | | | | | |
| Common stock | | | | | | |
| Authorized - 966,000,000 shares | | | | | | |
| Issued - 246,330,000 shares | 100,000 | 0.7 | - | - | 118,595 | 0.8 |
| Capital surplus | 87,515 | 0.7 | - | - | 106,104 | 0.7 |
| Retained earnings | 189,051 | 1.4 | - | - | 205,889 | 1.5 |
| Land revaluation | (31,948) | (0.2) | - | - | (47,724) | (0.3) |
| Net unrealized gains on securities | 453,826 | 3.4 | - | - | 697,511 | 5.0 |
| Transaction adjustment | 16 | 0.0 | - | - | 44 | 0.0 |
| Treasury stock | (257) | (0.0) | - | - | (322) | (0.0) |
| **Total stockholders' equity** | 798,204 | 6.0 | - | - | 1,080,098 | 7.7 |
| **Total liabilities, minority interests and stockholders' equity** | 13,384,178 | 100.0 | - | - | 13,986,233 | 100.0 |
| **Net assets:** | | | | | | |
| Common stock | | | | | | |
| Authorized - 966,000,000 shares | | | | | | |
| Issued - 246,330,000 shares | - | - | 118,595 | 0.8 | - | - |
| Capital surplus | - | - | 106,105 | 0.8 | - | - |
| Retained earnings | - | - | 219,868 | 1.6 | - | - |
| Treasury stock | - | - | (412) | (0.0) | - | - |
| Total stockholders' equity | - | - | 444,157 | 3.2 | - | - |
| Net unrealized gains on securities | - | - | 583,829 | 4.2 | - | - |
| Gains on deferred hedge | - | - | 426 | 0.0 | - | - |
| Land revaluation | - | - | (47,660) | (0.3) | - | - |
| Foreign currency translation adjustments | - | - | 33 | 0.0 | - | - |
| Total valuation and translation adjustments | - | - | 536,629 | 3.9 | - | - |
| Minority interests | - | - | 1,536 | 0.0 | - | - |
| **Total net assets** | - | - | 982,323 | 7.1 | - | - |
| **Total liabilities and net assets** | - | - | 13,811,844 | 100.0 | - | - |

## Unaudited Consolidated Condensed Statements of Operations

(Millions of yen)

| | Six months ended September 30, 2005 | | Six months ended September 30, 2006 | | Year ended March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Amount | % | Amount | % | Amount | % |
| **Ordinary revenues** | 1,213,326 | 100.0 | 1,110,683 | 100.0 | 2,444,295 | 100.0 |
| Income from insurance premiums | 966,311 | | 881,065 | | 1,902,318 | |
| Investment income | 210,036 | | 195,918 | | 465,671 | |
| Interest, dividends and income from real estate for rent | 114,824 | | 133,474 | | 236,154 | |
| Gains on investment in trading securities, net | 9,561 | | 3,147 | | 22,157 | |
| Gains on sales of securities | 35,091 | | 57,927 | | 87,559 | |
| Gains on redemption of securities | 467 | | 0 | | 467 | |
| Other investment income | 1,391 | | 1,368 | | 2,762 | |
| Gains on separate accounts, net | 48,699 | | - | | 116,568 | |
| Other ordinary income | 36,966 | | 33,685 | | 76,282 | |
| Reversal of policy reserve | - | | 4,679 | | - | |
| Other ordinary income | 36,966 | | 29,006 | | 76,282 | |
| Equity in net income of affiliated companies | 12 | | 14 | | 22 | |
| **Ordinary expenses** | 1,150,432 | 94.8 | 1,027,391 | 92.5 | 2,307,448 | 94.4 |
| Insurance claims and other payments | 945,853 | | 815,634 | | 1,746,057 | |
| Insurance claims | 441,760 | | 349,896 | | 790,900 | |
| Annuity payments | 73,830 | | 79,946 | | 148,093 | |
| Insurance benefits | 153,878 | | 146,857 | | 298,774 | |
| Surrender payments | 189,353 | | 184,621 | | 369,103 | |
| Other payments | 87,030 | | 54,312 | | 139,185 | |
| Provision for policy and other reserves | 18,628 | | 2,201 | | 173,171 | |
| Provision for reserve for outstanding claims | - | | 1,717 | | - | |
| Provision for policy reserve | 18,117 | | - | | 172,169 | |
| Interest portion of reserve for policyholder dividends | 511 | | 483 | | 1,001 | |
| Investment expenses | 43,501 | | 72,519 | | 103,132 | |
| Interest expenses | 823 | | 868 | | 1,663 | |
| Losses from monetary trust, net | 920 | | 207 | | 1,055 | |
| Losses on sales of securities | 9,954 | | 28,043 | | 26,833 | |
| Devaluation losses on securities | 744 | | 1,200 | | 873 | |
| Losses from redemption of securities | 1 | | - | | 1 | |
| Losses from derivatives, net | 21,148 | | 18,772 | | 52,295 | |
| Foreign exchange losses, net | 2,393 | | 2,918 | | 5,147 | |
| Write-off of loans | 32 | | 15 | | 23 | |
| Depreciation of real estate for rent | 2,705 | | 2,446 | | 5,391 | |
| Other investment expenses | 4,774 | | 6,216 | | 9,846 | |
| Losses on separate accounts, net | - | | 11,831 | | - | |
| Operating expenses | 105,275 | | 103,095 | | 209,728 | |
| Other ordinary expenses | 37,173 | | 33,941 | | 75,358 | |
| **Ordinary profit** | 62,893 | 5.2 | 83,291 | 7.5 | 136,846 | 5.6 |
| **Extraordinary gains** | 351 | 0.0 | 468 | 0.1 | 1,883 | 0.0 |
| Gains on sales of property and equipment | 219 | | - | | 908 | |
| Gains on sales of fixed assets | - | | 17 | | - | |
| Reversal of reserve for possible loan losses | 92 | | 407 | | 606 | |
| Recoveries of bad debts previously written-off | 38 | | 43 | | 224 | |
| Other extraordinary gains | - | | - | | 143 | |
| **Extraordinary losses** | 13,209 | 1.1 | 14,642 | 1.3 | 39,316 | 1.6 |
| Losses on sales, disposal and devaluation of property and equipment | 1,140 | | - | | 1,962 | |
| Losses on sales, disposal and devaluation of fixed assets | - | | 578 | | - | |
| Impairment loss | 3,370 | | 1,899 | | 3,593 | |
| Provision for reserve for price fluctuations | 6,880 | | 10,849 | | 31,325 | |
| Headquarters removal costs | - | | 1,271 | | - | |
| Other extraordinary losses | 1,818 | | 44 | | 2,434 | |
| **Provision for reserve for policyholder dividends** | 20,703 | 1.7 | 20,638 | 1.9 | 44,476 | 1.8 |
| **Income before income taxes** | 29,331 | 2.4 | 48,479 | 4.4 | 54,936 | 2.2 |
| **Current income taxes** | 9,180 | 0.7 | 25,449 | 2.3 | 30,696 | 1.2 |
| **Deferred income taxes** | 1,267 | 0.1 | (4,842) | (0.4) | (11,428) | (0.5) |
| **Minority interests** | 74 | 0.0 | 67 | 0.0 | 123 | 0.0 |
| **Net income** | 18,809 | 1.6 | 27,805 | 2.5 | 35,545 | 1.5 |

## Unaudited Consolidated Condensed Statements of Surplus

(Millions of yen)

| | Six months ended September 30, 2005 | Year ended March 31, 2006 |
|---|---|---|
| | Amount | Amount |
| **Capital surplus:** | | |
| Balance at beginning of period | 87,515 | 87,515 |
| Total additions | 0 | 18,589 |
| Issuance of new shares for capital increase | - | 18,587 |
| Gains on sale of treasury stock | 0 | 1 |
| **Balance at end of period** | 87,515 | 106,104 |
| **Retained earnings:** | | |
| Balance at beginning of period | 180,592 | 180,592 |
| Total additions | 19,552 | 36,391 |
| Net income | 18,809 | 35,545 |
| Increase in retained earnings due to reversal of land revaluation | 743 | 845 |
| Total deductions | 11,093 | 11,093 |
| Dividends | 10,865 | 10,865 |
| Bonus to directors and corporate auditors | 227 | 227 |
| Bonus to directors | 201 | 201 |
| Bonus to corporate auditors | 26 | 26 |
| **Balance at end of period** | 189,051 | 205,889 |

## Unaudited Consolidated Condensed Statements of Changes in Net Assets

(Millions of yen)

| | Stockholders' equity | | | | |
|---|---|---|---|---|---|
| | Common stock | Capital surplus | Retained earnings | Treasury stock | Total |
| Balance as of March 31, 2006 | 118,595 | 106,104 | 205,889 | (322) | 430,266 |
| Changes in the period | | | | | |
| Dividends | | | (13,544) | | (13,544) |
| Bonus to directors and corporate auditors | | | (216) | | (216) |
| Net income | | | 27,805 | | 27,805 |
| Acquisition of treasury stock | | | | (91) | (91) |
| Disposal of treasury stock | | 1 | | 2 | 3 |
| Reversal of land revaluation | | | (64) | | (64) |
| Net changes of items other than stockholders' equity | | | | | - |
| Total changes in the period | - | 1 | 13,979 | (89) | 13,890 |
| **Balance as of September 30, 2006** | 118,595 | 106,105 | 219,868 | (412) | 444,157 |

| | Valuation and translation adjustments | | | | | Minority interests | Total net assets |
|---|---|---|---|---|---|---|---|
| | Net unrealized gains on securities | Gains on deferred hedge | Land revaluation | Foreign currency translation adjustments | Total | | |
| Balance as of March 31, 2006 | 697,511 | - | (47,724) | 44 | 649,831 | 1,514 | 1,081,613 |
| Changes in the period | | | | | | | |
| Dividends | | | | | | | (13,544) |
| Bonus to directors and corporate auditors | | | | | | | (216) |
| Net income | | | | | | | 27,805 |
| Acquisition of treasury stock | | | | | | | (91) |
| Disposal of treasury stock | | | | | | | 3 |
| Reversal of land revaluation | | | | | | | (64) |
| Net changes of items other than stockholders' equity | (113,682) | 426 | 64 | (11) | (113,201) | 21 | (113,180) |
| Total changes in the period | (113,682) | 426 | 64 | (11) | (113,201) | 21 | (99,289) |
| **Balance as of September 30, 2006** | 583,829 | 426 | (47,660) | 33 | 536,629 | 1,536 | 982,323 |

## Unaudited Consolidated Condensed Statements of Cash Flows

(Millions of yen)

| | Six months ended September 30, 2005 | Six months ended September 30, 2006 | Year ended March 31, 2006 |
|---|---|---|---|
| | Amount | Amount | Amount |
| **Cash flows from operating activities:** | | | |
| Income before income taxes | 29,331 | 48,479 | 54,936 |
| Depreciation of real estate for rent | 2,705 | 2,446 | 5,391 |
| Other depreciation and amortization | 10,412 | 7,075 | 20,903 |
| Impairment loss | 3,370 | 1,899 | 3,593 |
| Increase (decrease) in reserve for outstanding claims | (5,002) | 1,717 | (6,358) |
| Increase (decrease) in policy reserve | 18,117 | (4,679) | 172,169 |
| Increase in interest portion of reserve for policyholder dividends | 511 | 483 | 1,001 |
| Increase in provision for reserve for policyholder dividends | 20,703 | 20,638 | 44,476 |
| Decrease in reserve for possible loan losses | (100) | (495) | (716) |
| Increase in reserve for bonus to directors and corporate auditors | - | 84 | - |
| Decrease in reserve for employees' retirement benefits | (910) | (270) | (2,534) |
| Increase in reserve for directors' and corporate auditors' retirement benefits | 82 | 222 | 326 |
| Increase in reserve for price fluctuations | 6,880 | 10,849 | 31,325 |
| Interest, dividends and income from real estate for rent | (114,824) | (133,474) | (236,154) |
| Gains on investment securities | (83,118) | (20,000) | (199,045) |
| Interest expense | 823 | 868 | 1,663 |
| Exchange losses | 2,492 | 2,991 | 5,203 |
| Losses on sale or disposal of property and equipment | 621 | - | 667 |
| Losses on sale or disposal of tangible fixed assets | - | 502 | - |
| Equity in net income of affiliated companies | (12) | (14) | (22) |
| Increase (decrease) in amount due from agencies | 59 | 102 | (11) |
| Increase (decrease) in amount due from reinsurers | (788) | 638 | (1,115) |
| Increase (decrease) in other assets (excluding investment activities-related and financing activities-related) | 1,721 | 1,051 | (10,766) |
| Increase (decrease) in amount due to agencies | 217 | 391 | (144) |
| Decrease in amount due to reinsurers | (138) | (40) | (208) |
| Decrease in other liabilities (excluding investment activities-related and financing activities-related) | (5,791) | (934) | (4,038) |
| Other, net | 25,338 | 23,680 | 61,046 |
| Subtotal | (87,299) | (35,785) | (58,411) |
| Interest, dividends and income from real estate for rent received | 120,611 | 127,828 | 239,809 |
| Interest paid | (819) | (879) | (1,671) |
| Policyholder dividends | (27,078) | (29,356) | (53,462) |
| Other, net | 1,629 | 3,805 | 6,901 |
| Income taxes received (paid) | 11,056 | (27,860) | 5,474 |
| Net cash provided by operating activities | 18,099 | 37,751 | 138,640 |
| **Cash flows from investing activities:** | | | |
| Net decrease in short-term investments | - | (0) | 19 |
| Investments in monetary claims purchased | (69,394) | (85,251) | (136,593) |
| Proceeds from sale and redemption of monetary claims purchased | 45,993 | 10,395 | 77,863 |
| Investments in monetary trusts | (93,700) | (17,500) | (142,200) |
| Proceeds from monetary trusts | 99,346 | 106,050 | 144,346 |
| Purchase of securities | (1,287,303) | (1,219,123) | (2,817,782) |
| Sale and redemption of securities | 1,168,453 | 1,281,425 | 2,545,276 |
| Investments in loans | (370,780) | (302,286) | (695,338) |
| Collection of loans | 422,225 | 371,322 | 913,847 |
| Other, net | (32,063) | (50,226) | (83,459) |
| Subtotal | (117,224) | 94,806 | (194,021) |
| Total of net cash provided by (used in) operating activities and investment transactions as above | (99,124) | 132,557 | (55,380) |
| Purchase of property and equipment | (1,644) | - | (5,406) |
| Purchase of tangible fixed assets | - | (7,791) | - |
| Proceeds from sale of property and equipment | 450 | - | 3,094 |
| Proceeds from sale of tangible fixed assets | - | 634 | - |
| Net cash provided by (used in) investing activities | (118,418) | 87,648 | (196,333) |
| **Cash flows from financing activities:** | | | |
| Income from short-term debenture | - | 10,000 | - |
| Redemption of short-term debenture | (5,000) | - | - |
| Proceeds from debt | 3,000 | 4,500 | 6,750 |
| Repayments of debt | (2,909) | (3,128) | (5,903) |
| Proceeds from issuance of stocks | - | - | 37,183 |
| Purchase of treasury stock | (70) | (91) | (139) |
| Sale of treasury stock | 3 | 3 | 7 |
| Dividends paid | (10,429) | (13,117) | (10,520) |
| Dividends paid to minority interests | (32) | (30) | (32) |
| Net cash provided by (used in) financing activities | (15,438) | (1,865) | 27,346 |
| Effect of exchange rate changes on cash and cash equivalents | (2,549) | (3,164) | (5,312) |
| Net increase (decrease) in cash and cash equivalents | (118,306) | 120,370 | (35,659) |
| Cash and cash equivalents at beginning of year | 870,062 | 834,403 | 870,062 |
| Cash and cash equivalents at end of year | 751,756 | 954,773 | 834,403 |

File No.82-34783

# NON-CONSOLIDATED FINANCIAL SUMMARY

(For the six months ended September 30, 2006)

RECEIVED

November 16, 2006

2007 FEB 12 P 12:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Name of Company: **T&D Holdings, Inc.**
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/
Date of Board Meeting for Settlement of Accounts: November 16, 2006
Application of Share Unit System: Yes (50 shares for a unit)

***1. Non-Consolidated Operating Results for the Six Months Ended September 30, 2006 (April 1, 2006 – Sep. 30, 2006)***

(1) Results of Operations

*Note: Amounts of less than one million yen are omitted, and percentages have been rounded to the nearest percent.*

| | Operating Income | % change | Operating Profit | % change | Ordinary Profit | % change |
|---|---|---|---|---|---|---|
| Six months ended Sep. 30, 2006 | ¥14,949 million | 22.0 | ¥13,519 million | 23.5 | ¥13,532 million | 23.5 |
| Six months ended Sep. 30, 2005 | ¥12,255 million | 48.9 | ¥10,948 million | 69.7 | ¥10,961 million | 94.1 |
| Year Ended March 31, 2006 | ¥13,643 million | (47.6) | ¥11,216 million | (51.5) | ¥10,994 million | (50.8) |

| | Net Income | % change | Net Income per Share |
|---|---|---|---|
| Six months ended Sep. 30, 2006 | ¥13,456 million | 23.3 | ¥54.64 |
| Six months ended Sep. 30, 2005 | ¥10,916 million | 80.9 | ¥45.21 |
| Year Ended March 31, 2006 | ¥10,930 million | (51.4) | ¥45.07 |

*Notes:*

1. *Average number of outstanding shares during the term: six months ended September 30, 2006: 246,266,882; six months ended September 30, 2005: 241,455,798; year ended March 31, 2006: 241,664,575.*
2. *Changes in method of accounting: Applicable*
3. *% change for operating income and operating profit, etc. are presented in comparison with the same term of the previous fiscal year.*

(2) Financial Conditions

| | Total Assets | Net Assets | Equity Ratio | Net Assets per Share |
|---|---|---|---|---|
| As of September 30, 2006 | ¥613,016 million | ¥591,482 million | 96.5% | ¥2,401.85 |
| As of September 30, 2005 | ¥564,189 million | ¥554,564 million | 98.3% | ¥2,296.81 |
| As of March 31, 2006 | ¥619,277 million | ¥591,698 million | 95.5% | ¥2,402.47 |

*Notes:*

1. *Number of outstanding shares at the end of the term: as of September 30, 2006: 246,261,148; as of September 30, 2005: 241,449,580; as of March 31, 2006: 246,271,247.*
2. *Number of treasury stock at the end of the term: as of September 30, 2006: 68,852; as of September 30, 2005: 50,420; as of March 31, 2006: 58,753.*

***2. Non-Consolidated Forecasts for the Year Ending March 31, 2007 (April 1, 2006 - March 31, 2007)***

| | Operating Income | Ordinary Profit | Net Income |
|---|---|---|---|
| Year ending March 31, 2007 | ¥16,000 million | ¥13,000 million | ¥13,000 million |

*Notes:*

1. *The forecasts have not been changed from the previous forecasts announced on May 17, 2006.*
2. *Projected net income per share for the year ending March 31, 2007 is ¥52.79.*

***3. Dividends***

| | Cash Dividends per Share | | |
|---|---|---|---|
| | Interim | Year-End | Annual |
| Year Ended March 31, 2006 | ¥- | ¥55.00 | ¥55.00 |
| Year Ending March 31, 2007 (Result) | ¥- | - | ¥55.00 |
| Year Ending March 31, 2007 (Forecast) | ¥- | ¥55.00 | |

***The above forecasts for the year ending March 31, 2007 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.***

## Unaudited Non-Consolidated Condensed Balance Sheets

(Millions of yen)

| | As of September 30, 2005 | | | As of September 30, 2006 | | | As of March 31, 2006 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Amount | | % | Amount | | % | Amount | | % |
| **Assets:** | | | | | | | | | |
| Current assets: | | | | | | | | | |
| Cash and deposits | | 15,485 | | | 20,124 | | | 19,056 | |
| Other current assets | | 9,285 | | | 19,782 | | | 27,209 | |
| Total current assets | | 24,770 | 4.4 | | 39,907 | 6.5 | | 46,266 | 7.5 |
| Fixed assets: | | | | | | | | | |
| Tangible fixed assets | | 121 | | | 143 | | | 68 | |
| Intangible fixed assets | | 6 | | | 4 | | | 5 | |
| Investments and other assets | | | | | | | | | |
| Investments in subsidiaries | 539,066 | | | 571,066 | | | 571,066 | | |
| Other fixed assets | 225 | 539,291 | | 1,894 | 572,960 | | 1,871 | 572,937 | |
| Total fixed assets | | 539,418 | 95.6 | | 573,109 | 93.5 | | 573,011 | 92.5 |
| **Total assets** | | 564,189 | 100.0 | | 613,016 | 100.0 | | 619,277 | 100.0 |
| **Liabilities:** | | | | | | | | | |
| Current liabilities: | | | | | | | | | |
| Other current liabilities | | 9,502 | | | 19,779 | | | 25,873 | |
| Total current liabilities | | 9,502 | 1.7 | | 19,779 | 3.2 | | 25,873 | 4.2 |
| Fixed liabilities: | | | | | | | | | |
| Reserve for directors' and corporate auditors' retirement benefits | | 121 | | | 209 | | | 160 | |
| Other fixed liabilities | | - | | | 1,545 | | | 1,545 | |
| Total fixed liabilities | | 121 | 0.0 | | 1,754 | 0.3 | | 1,705 | 0.3 |
| **Total liabilities** | | 9,624 | 1.7 | | 21,533 | 3.5 | | 27,579 | 4.5 |
| **Stockholders' equity:** | | | | | | | | | |
| Common stock | | 100,000 | 17.7 | | - | - | | 118,595 | 19.2 |
| Capital surplus: | | | | | | | | | |
| Additional paid-in capital | | 432,316 | | | - | | | 450,903 | |
| Other capital surplus: | | | | | | | | | |
| Gains on sale of treasury stock | 0 | 0 | | - | - | | 1 | 1 | |
| Total capital surplus | | 432,316 | 76.6 | | - | - | | 450,905 | 72.8 |
| Retained earnings: | | | | | | | | | |
| Unappropriated retained earnings | | 22,505 | | | - | | | 22,520 | |
| Total retained earnings | | 22,505 | 4.0 | | - | - | | 22,520 | 3.6 |
| Treasury stock | | (257) | (0.0) | | - | - | | (322) | (0.1) |
| **Total stockholders' equity** | | 554,564 | 98.3 | | - | - | | 591,698 | 95.5 |
| **Total liabilities and stockholders' equity** | | 564,189 | 100.0 | | - | - | | 619,277 | 100.0 |
| **Net Assets:** | | | | | | | | | |
| Stockholders' equity: | | | | | | | | | |
| Common stock | | - | - | | 118,595 | 19.3 | | - | - |
| Capital surplus: | | | | | | | | | |
| Additional paid-in capital | - | | | 450,903 | | | - | | |
| Other capital surplus | - | | | 2 | | | - | | |
| Total capital surplus | | - | - | | 450,906 | 73.6 | | - | - |
| Retained earnings: | | | | | | | | | |
| Unappropriated retained earnings | - | | | 22,392 | | | - | | |
| Total retained earnings | | - | - | | 22,392 | 3.7 | | - | - |
| Treasury Stock | | - | - | | (412) | (0.1) | | - | - |
| Total stockholders' equity | | - | - | | 591,482 | 96.5 | | - | - |
| **Total net assets** | | - | - | | 591,482 | 96.5 | | - | - |
| **Total liabilities and net assets** | | - | - | | 613,016 | 100.0 | | - | - |

## Unaudited Non-Consolidated Condensed Statement of Operations

(Millions of yen)

| | Six months ended September 30, 2005 | | | Six months ended September 30, 2006 | | | Year ended March 31, 2006 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Amount | | % | Amount | | % | Amount | | % |
| **Operating income:** | | | | | | | | | |
| Dividends on investments in subsidiaries | 10,867 | | | 13,546 | | | 10,867 | | |
| Fees and commissions received from subsidiaries | 1,388 | 12,255 | 100.0 | 1,402 | 14,949 | 100.0 | 2,776 | 13,643 | 100.0 |
| **Operating expenses:** | | | | | | | | | |
| General and administrative expenses | | 1,307 | 10.7 | | 1,429 | 9.6 | | 2,427 | 17.8 |
| **Operating profit** | | 10,948 | 89.3 | | 13,519 | 90.4 | | 11,216 | 82.2 |
| **Non-operating income** | | 13 | 0.1 | | 13 | 0.1 | | 17 | 0.1 |
| **Non-operating expenses** | | - | - | | - | - | | 239 | 1.7 |
| **Ordinary profit** | | 10,961 | 89.4 | | 13,532 | 90.5 | | 10,994 | 80.6 |
| **Extraordinary Losses** | | - | - | | 124 | 0.8 | | - | - |
| Income before income taxes | | 10,961 | 89.4 | | 13,408 | 89.7 | | 10,994 | 80.6 |
| Current income taxes | 27 | | | (51) | | | 105 | | |
| Deferred income taxes | 18 | 45 | 0.3 | 3 | (48) | (0.3) | (41) | 63 | 0.5 |
| **Net income** | | 10,916 | 89.1 | | 13,456 | 90.0 | | 10,930 | 80.1 |
| **Unappropriated retained earnings at beginning of period** | | 11,589 | | | - | | | 11,589 | |
| **Unappropriated retained earnings at end of period** | | 22,505 | | | - | | | 22,520 | |

## Unaudited Non-Consolidated Condensed Statements of Changes in Net Assets

(Millions of yen)

| | Stockholders' equity | | | | | | | | Total net assets |
|---|---|---|---|---|---|---|---|---|---|
| | Common stock | Capital surplus | | | Retained earnings | | Treasury stock | Total | |
| | | Additional paid-in capital | Other capital surplus | Total capital surplus | Unappropriated retained earnings | Total retained earnings | | | |
| Balance as of March 31, 2006 | 118,595 | 450,903 | 1 | 450,905 | 22,520 | 22,520 | (322) | 591,698 | 591,698 |
| Changes in the period | | | | | | | | | |
| Dividends | | | | | (13,544) | (13,544) | | (13,544) | (13,544) |
| Bonus to directors and corporate auditors | | | | | (39) | (39) | | (39) | (39) |
| Net income | | | | | 13,456 | 13,456 | | 13,456 | 13,456 |
| Acquisition of treasury stock | | | | | | | (91) | (91) | (91) |
| Disposal of treasury stock | | | 1 | 1 | | | 2 | 3 | 3 |
| Total changes in the period | - | - | 1 | 1 | (127) | (127) | (89) | (215) | (215) |
| **Balance as of September 30, 2006** | 118,595 | 450,903 | 2 | 450,906 | 22,392 | 22,392 | (412) | 591,482 | 591,482 |

**(Reference)**

## Non-Consolidated Financial Data of the Three Life Insurance Companies for the Six Months Ended September 30, 2006

### 1. Sales Results (Individual insurance and annuities)

(Billions of yen)

| Six Months Ended September 30, 2006 | Total (Sum of three companies) | | Taiyo Life | | Daido Life | | T&D Financial Life | |
|---|---|---|---|---|---|---|---|---|
| | Amount | Change | Amount | Change | Amount | Change | Amount | Change |
| New policy amount | 3,469.9 | (6.8%) | 1,176.5 | (20.3%) | 2,239.2 | 4.4% | 54.0 | (47.5%) |
| Surrender and lapse amount | 2,653.7 | 1.6% | 749.4 | (7.8%) | 1,765.4 | 12.1% | 138.8 | (37.9%) |
| Surrender and lapse rate | - | - | 4.26% | (0.53points) | 4.41% | 0.44points | 5.21% | (2.46points) |
| Policy amount in force | 60,268.6 | 0.6% | 17,749.2 | 2.4% | 39,990.1 | 0.5% | 2,529.2 | (9.1%) |
| Annualized premiums of new policies | 67.0 | (4.4%) | 18.7 | (11.9%) | 42.0 | 1.0% | 6.2 | (13.6%) |
| 3rd sector products | 8.8 | (4.5%) | 6.9 | (0.1%) | 1.8 | (5.4%) | 0.0 | (100.0%) |
| Annualized premiums of total policies | 1,447.9 | (1.1%) | 679.7 | (4.6%) | 690.1 | 1.7% | 78.0 | 6.9% |
| 3rd sector products | 178.4 | 0.8% | 111.5 | 3.8% | 59.8 | (2.1%) | 7.1 | (15.7%) |

*Notes:*

*1. New policy amount includes increase from conversion.*

*2. Surrender and lapse rate is not annualized.*

*3. % Change is presented in comparison with the same term of the previous fiscal year (hereinafter, same if not mentioned otherwise).*

*4. Changes in policy amount in force from the previous fiscal year-end: Total: 0.0%; Taiyo Life: 0.9%; Daido Life: (0.0%); T&D Financial Life: (5.1%)*

### 2. Summary of Operations

(Billions of yen)

| Six Months Ended September 30, 2006 | T&D Holdings Consolidated | | Taiyo Life | | Daido Life | | T&D Financial Life | |
|---|---|---|---|---|---|---|---|---|
| | Amount | Change | Amount | Change | Amount | Change | Amount | Change |
| Ordinary revenues | 1,110.6 | (8.5%) | 518.6 | (9.9%) | 524.4 | (6.1%) | 91.3 | (38.7%) |
| Income from insurance premiums | 881.0 | (8.8%) | 363.3 | (14.2%) | 432.0 | (0.8%) | 85.6 | (20.4%) |
| Investment income | 195.9 | (6.7%) | 116.3 | 28.5% | 79.2 | (4.9%) | 2.6 | (93.1%) |
| Ordinary expenses | 1,027.3 | (10.7%) | 478.9 | (13.5%) | 470.3 | (8.3%) | 98.1 | (36.7%) |
| Insurance claims and other payments | 815.6 | (13.8%) | 386.5 | (17.7%) | 381.2 | (11.9%) | 47.8 | 10.2% |
| Investment expenses | 72.5 | 66.7% | 34.7 | 44.6% | 25.4 | 37.3% | 13.7 | 547.5% |
| Ordinary profit (losses) | 83.2 | 32.4% | 39.7 | 77.9% | 54.0 | 19.5% | (6.7) | 11.1% |
| Extraordinary gains | 0.4 | 33.5% | 0.0 | (13.3%) | 0.4 | 9.5% | 0.0 | 865.9% |
| Extraordinary losses | 14.6 | 10.8% | 4.9 | (26.1%) | 8.8 | 106.5% | 0.9 | (57.7%) |
| Provision for reserve for policyholder dividends | 20.6 | (0.3%) | 7.2 | 8.5% | 12.7 | (4.1%) | 0.6 | (10.5%) |
| Income before income taxes | 48.4 | 65.3% | 27.5 | 206.9% | 32.9 | 17.2% | (8.3) | (7.2%) |
| Income taxes | 20.6 | 97.2% | 10.4 | 147.2% | 13.4 | 63.8% | (2.4) | (5.8%) |
| Net income (loss) | 27.8 | 47.8% | 17.1 | 259.8% | 19.5 | (2.0%) | (5.8) | (7.8%) |

*Notes:*

*1. T&D Holdings' consolidated figures do not always correspond to the sum of the three companies' figures.*

*2. Income taxes include current income taxes and deferred income taxes.*

### 3. Key Indicators

(Billions of yen)

| Six Months Ended September 30, 2006 | Total (Sum of Three Companies) | | Taiyo Life | | Daido Life | | T&D Financial Life | |
|---|---|---|---|---|---|---|---|---|
| | Amount | Change | Amount | Change | Amount | Change | Amount | Change |
| Core profit | 84.2 | 51.9% | 27.7 | 69.9% | 59.7 | 36.8% | (3.2) | (28.3%) |
| Amount of negative spread | 19.9 | (20.3) | 12.6 | (9.2) | 5.2 | (11.1) | 2.0 | 0.0 |

| As of September 30, 2006 | Total (Sum of Three Companies) | | Taiyo Life | | Daido Life | | T&D Financial Life | |
|---|---|---|---|---|---|---|---|---|
| | Amount | Change from previous FYE | Amount | Change from previous FYE | Amount | Change from previous FYE | Amount | Change from previous FYE |
| Solvency margin ratio | - | - | 1,016.6% | (28.6points) | 1,199.1% | (55.3points) | 1,559.0% | (352.8points) |
| Adjusted net asset | 1,751.5 | (132.9) | 686.2 | (71.3) | 1,001.9 | (60.4) | 63.3 | (1.2) |
| Net unrealized gains on securities | 877.4 | (175.5) | 379.4 | (87.1) | 498.6 | (89.1) | (0.6) | 0.7 |
| Domestic bonds | 3.9 | 16.4 | (14.7) | 8.4 | 19.9 | 6.4 | (1.2) | 1.4 |
| Domestic stocks | 596.4 | (150.8) | 350.7 | (98.1) | 245.5 | (52.6) | 0.1 | (0.0) |
| Foreign securities | 52.5 | 19.4 | 38.3 | 13.7 | 14.2 | 5.7 | (0.0) | (0.0) |
| Other securities | 196.7 | (54.2) | 6.8 | (12.1) | 189.4 | (41.4) | 0.3 | (0.6) |
| Monetary trusts | 29.9 | (7.7) | - | - | 29.9 | (7.7) | - | - |
| Net unrealized gains on real estate | (6.4) | 3.1 | (3.7) | 0.8 | (2.7) | 2.2 | - | - |
| Adjusted book value on EV | 1,140.8 | (91.6) | 472.4 | (42.4) | 623.3 | (43.8) | 45.1 | (5.3) |

*Notes:*

*1. These figures include securities held in monetary trusts and do not include securities without readily obtainable fair value.*

*2. Taiyo Life's net unrealized gains on real estate is calculated based on the appraisal price and the posted price.*

*3. Daido Life's net unrealized gains on real estate is basically calculated based on the appraisal price. Less important properties are calculated based on the posted price.*

**(Reference)**

## Forecasts for the Year Ending March 31, 2007 (April 1, 2006 - March 31, 2007)

The earnings forecasts for the year ending March 31, 2007 have not been changed from those announced on May 17, 2006.

### 1. T&D Holdings

#### (1) Consolidated

(Billions of yen)

| | Year Ended March 31, 2006 | Forecast for the Year Ending March 31, 2007 | Percentage of Change (%) |
|---|---|---|---|
| Ordinary Revenues | 2,444.2 | 2,280 | (6.7%) |
| Ordinary Profit | 136.8 | 105 | (23.2%) |
| Net Income | 35.5 | 26 | (26.8%) |

#### (2) Non-Consolidated

(Billions of yen)

| | Year Ended March 31, 2006 | Forecast for the Year Ending March 31, 2007 | Percentage of Change (%) |
|---|---|---|---|
| Operating Income | 13.6 | 16 | 17.6% |
| Ordinary Profit | 10.9 | 13 | 19.3% |
| Net Income | 10.9 | 13 | 19.3% |

Projected annual dividend per share for the year ending March 31, 2007 is 55.00 yen.

### 2. Three Life Insurance Companies (Non-consolidated Basis)

(Billions of yen)

| | Taiyo Life | Daido Life | T&D Financial Life |
|---|---|---|---|
| Ordinary Revenues | 940 | 1,010 | 310 |
| % change | (12.7%) | (4.9%) | (0.7%) |
| Ordinary Profit | 30 | 86 | (14) |
| % change | (36.0%) | (13.5%) | 14.8% |
| Net Income | 4 | 32 | (12) |
| % change | (36.5%) | (17.9%) | 5.3% |

*Note: "% Change" represents the change from the year ended March 31, 2006.*

(Billions of yen)

| | Sum of Three Companies | Taiyo Life | Daido Life | T&D Financial Life |
|---|---|---|---|---|
| Core Profit | 118 | 38 | 88 | (8) |
| % change | (7.2%) | (0.3%) | (8.4%) | 14.3% |
| Income from Insurance Premiums | 1,940 | 770 | 880 | 290 |
| % change | 2.0% | (6.4%) | 1.0% | 39.4% |
| Negative Spread | 73 | 37 | 32 | 4 |
| % change | 1.1% | (3.9%) | 9.2% | (7.0%) |
| New Policy Amount | 6,940 | 2,270 | 4,430 | 240 |
| % change | (4.9%) | (20.0%) | 3.2% | 47.5% |
| Policy Amount in Force | 60,500 | 17,750 | 40,380 | 2,370 |
| % change | 0.4% | 0.9% | 0.9% | (11.1%) |
| Surrender and Lapse Rate | - | 8.5% | 7.7% | 12.7% |
| change | | (1.19 points) | Level-off | (1.67 points) |

*Notes:*

*1. "% Change" represents the change from the year ended March 31, 2006.*

*2. Policy amount in force, new policy amount and surrender and lapse rate include individual insurance and annuities. The new policy amount includes increase from conversion.*

*3. Taiyo Life's forecasts for the year ending March 31, 2007 have been revised as follows:*
*New policy amount:3,000 billion yen(initial) to 2,270 billion yen(revised); policy amount in force: 18,480 billion yen(initial) to 17,750 billion yen(revised); surrender and lapse rate: 9.5%(initial) to 8.5%(revised)*

***The above forecasts for the year ending March 31, 2007 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.***

# NON-CONSOLIDATED FINANCIAL SUMMARY

(For the six months ended September 30, 2006)

November 16, 2006

Name of Company: **T&D Holdings, Inc.** (Financial Summary for Taiyo Life Insurance Company)
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/
Date of Board Meeting for Settlement of Accounts: November 16, 2006
Application of Share Unit System: No

## *1. Non-Consolidated Operating Results for the Six Months Ended September 30, 2006 (April 1, 2006 - Sep. 30, 2006)*

(1) Results of Operations

*Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.*

| | Ordinary Revenues | % change | Ordinary Profit | % change | Core Profit | % change | Net Income | % change |
|---|---|---|---|---|---|---|---|---|
| Six months ended Sep. 30, 2006 | ¥518,666 million | (9.9) | ¥39,731 million | 77.9 | ¥27,721 million | 69.9 | ¥17,145 million | 259.8 |
| Six months ended Sep. 30, 2005 | ¥575,778 million | (4.0) | ¥22,333 million | 47.5 | ¥16,311 million | (14.2) | ¥4,764 million | (46.6) |
| Year ended March 31, 2006 | ¥1,076,418 million | (5.7) | ¥46,954 million | 80.2 | ¥38,199 million | 12.9 | ¥6,319 million | (12.0) |

| | Net Income Per Share |
|---|---|
| Six months ended Sep. 30, 2006 | ¥11,430.14 |
| Six months ended Sep. 30, 2005 | ¥3,176.50 |
| Year ended March 31, 2006 | ¥4,185.08 |

*Notes:*
1. *Average number of outstanding shares during the term: for the six months ended September 30, 2006: 1,500,000; for the six months ended September 30, 2005: 1,500,000; for the fiscal year ended March 31, 2006: 1,500,000*
2. *Changes in method of accounting: Applicable*
3. *% changes for ordinary revenues and ordinary profit, etc. are presented in comparison with the same term of the previous fiscal year.*
4. *Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.*

(2) Financial Conditions

| | Total Assets | Net Assets | Equity Ratio | Net Assets per Share |
|---|---|---|---|---|
| As of September 30, 2006 | ¥6,491,309 million | ¥370,878 million | 5.7% | ¥247,252.04 |
| As of September 30, 2005 | ¥6,409,761 million | ¥321,339 million | 5.0% | ¥214,226.58 |
| As of March 31, 2006 | ¥6,591,994 million | ¥418,573 million | 6.3% | ¥279,020.59 |

*Notes:*
1. *Number of outstanding shares at the end of the term: as of September 30, 2006: 1,500,000; as of September 30, 2005: 1,500,000; as of March 31, 2006: 1,500,000.*
2. *Number of treasury stock at the end of the term: None*

## *2. Forecasts for the Year Ending March 31, 2007 (April 1, 2006 - March 31, 2007)*

Taiyo Life's forecasts are omitted. Please refer to T&D Holdings' *"Consolidated Forecasts for the Year Ending March 31, 2007"* section in this material *"Consolidated Financial Summary for the six months ended September 30, 2006"*.

## *3. Dividends*

| | Cash Dividends per Share | | |
|---|---|---|---|
| | Interim | Year-End | Annual |
| Year Ended March 31, 2006 (Result) | - | ¥3,054.00 | ¥3,054.00 |
| Year Ending March 31, 2007 (Result) | - | - | - |

## Taiyo Life Unaudited Non-Consolidated Balance Sheets

(Millions of yen)

| | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Amount | % | Amount | % | Amount | % |
| **Assets:** | | | | | | |
| Cash and deposits | 30,060 | 0.5 | 35,960 | 0.6 | 46,468 | 0.7 |
| Cash | 1,069 | | 1,061 | | 1,060 | |
| Deposit | 28,991 | | 34,899 | | 45,407 | |
| Call loans | 103,305 | 1.6 | 138,500 | 2.1 | 112,534 | 1.7 |
| Monetary claims purchased | 94,251 | 1.5 | 142,433 | 2.2 | 124,358 | 1.9 |
| Monetary trusts | 50 | 0.0 | - | - | 50 | 0.0 |
| Securities | 4,332,662 | 67.6 | 4,462,827 | 68.8 | 4,556,859 | 69.1 |
| Government bonds | 671,791 | | 749,702 | | 721,570 | |
| Municipal bonds | 541,997 | | 588,771 | | 542,817 | |
| Corporate bonds | 1,420,192 | | 1,356,394 | | 1,408,631 | |
| Domestic stocks | 681,433 | | 834,867 | | 936,417 | |
| Foreign securities | 897,743 | | 866,223 | | 865,375 | |
| Other securities | 119,503 | | 66,868 | | 82,047 | |
| Loans | 1,624,588 | 25.3 | 1,496,602 | 23.1 | 1,535,833 | 23.3 |
| Policy loans | 110,197 | | 107,009 | | 109,118 | |
| Commercial loans | 1,514,390 | | 1,389,592 | | 1,426,715 | |
| Property and equipment | 171,019 | 2.7 | - | - | 168,936 | 2.6 |
| Land | 101,079 | | - | | 100,866 | |
| Buildings | 69,455 | | - | | 67,611 | |
| Equipment | 484 | | - | | 455 | |
| Construction in progress | - | | - | | 2 | |
| Tangible fixed assets | - | - | 166,217 | 2.6 | - | - |
| Land | - | | 99,929 | | - | |
| Buildings | - | | 65,758 | | - | |
| Construction in progress | - | | 53 | | - | |
| Other tangible fixed assets | - | | 475 | | - | |
| Intangible fixed assets | - | - | 9,481 | 0.1 | - | - |
| Software | - | | 9,012 | | - | |
| Other intangible fixed assets | - | | 468 | | - | |
| Due from reinsurers | 11 | 0.0 | 9 | 0.0 | 11 | 0.0 |
| Other assets | 52,778 | 0.8 | 40,909 | 0.6 | 48,621 | 0.7 |
| Accounts receivable | 5,969 | | 5,244 | | 3,468 | |
| Prepaid expenses | 1,790 | | 1,719 | | 671 | |
| Accrued income | 28,459 | | 28,386 | | 27,110 | |
| Deposit for rent | 454 | | 853 | | 855 | |
| Derivatives | 2,108 | | 88 | | 1,223 | |
| Deferred valuation losses on hedge | 344 | | - | | 846 | |
| Suspense payable | 786 | | 1,502 | | 1,708 | |
| Other assets | 12,864 | | 3,113 | | 12,737 | |
| Deferred tax assets on land revaluation | 4,121 | 0.1 | - | - | - | - |
| Reserve for possible loan losses | (3,088) | (0.0) | (1,632) | (0.0) | (1,680) | (0.0) |
| **Total assets** | 6,409,761 | 100.0 | 6,491,309 | 100.0 | 6,591,994 | 100.0 |

(Millions of yen)

| | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Amount | % | Amount | % | Amount | % |
| **Liabilities:** | | | | | | |
| Policy reserves | 5,873,436 | 91.6 | 5,872,552 | 90.5 | 5,899,100 | 89.5 |
| Reserve for outstanding claims | 21,173 | | 21,203 | | 20,477 | |
| Policy reserve | 5,784,638 | | 5,785,982 | | 5,811,130 | |
| Reserve for policyholder dividends | 67,624 | | 65,365 | | 67,491 | |
| Due to reinsurers | 51 | 0.0 | 43 | 0.0 | 41 | 0.0 |
| Subordinated bonds | 20,000 | 0.3 | 20,000 | 0.3 | 20,000 | 0.3 |
| Other liabilities | 92,189 | 1.4 | 77,349 | 1.2 | 71,139 | 1.1 |
| Subordinated payable | 35,000 | | 35,000 | | 35,000 | |
| Income taxes payable | 77 | | 2,176 | | 716 | |
| Accounts payable | 18,619 | | 11,454 | | 9,018 | |
| Accrued expenses | 9,780 | | 9,690 | | 10,060 | |
| Unearned income | 589 | | 566 | | 585 | |
| Deposit received | 515 | | 855 | | 519 | |
| Guarantee deposits | 6,395 | | 6,109 | | 6,268 | |
| Derivatives | 18,425 | | 9,795 | | 7,446 | |
| Deferred valuation gains on hedge | 1,230 | | - | | 219 | |
| Suspense receipt | 1,554 | | 1,697 | | 1,301 | |
| Other liabilities | 3 | | 3 | | 3 | |
| Reserve for bonus to directors and corporate auditors | - | - | 20 | 0.0 | - | - |
| Reserve for employees' retirement benefits | 33,245 | 0.5 | 32,327 | 0.5 | 32,527 | 0.5 |
| Reserve for directors' and corporate auditors' retirement benefits | 1,184 | 0.0 | 1,417 | 0.0 | 1,250 | 0.0 |
| Reserve for price fluctuations | 13,170 | 0.2 | 29,437 | 0.5 | 26,059 | 0.4 |
| Deferred tax liabilities | 55,143 | 0.9 | 76,020 | 1.2 | 111,807 | 1.7 |
| Deferred tax liabilities on land revaluation | - | - | 11,262 | 0.2 | 11,494 | 0.2 |
| **Total liabilities** | 6,088,421 | 95.0 | 6,120,431 | 94.3 | 6,173,421 | 93.7 |
| **Stockholders' equity:** | | | | | | |
| Common stock | 37,500 | 0.6 | - | - | 37,500 | 0.6 |
| Capital surplus | 37,500 | 0.6 | - | - | 37,500 | 0.6 |
| Retained earnings | 74,657 | 1.2 | - | - | 76,314 | 1.2 |
| Appropriated retained earnings | 40,639 | | - | | 40,639 | |
| Provision for advanced depreciation on real estate | 639 | | - | | 639 | |
| General reserve | 40,000 | | - | | 40,000 | |
| Unappropriated retained earnings | 34,017 | | - | | 35,674 | |
| Land revaluation | (31,948) | (0.5) | - | - | (47,724) | (0.7) |
| Net unrealized gains on securities | 203,631 | 3.2 | - | - | 314,983 | 4.8 |
| **Total stockholders' equity** | 321,339 | 5.0 | - | - | 418,573 | 6.3 |
| **Total liabilities and stockholders' equity** | 6,409,761 | 100.0 | - | - | 6,591,994 | 100.0 |
| **Net assets:** | | | | | | |
| Common stock | - | - | 37,500 | 0.6 | - | - |
| Capital surplus | - | - | 37,500 | 0.6 | - | - |
| Retained earnings | - | - | 88,771 | 1.4 | - | - |
| Other retained earnings | - | | 88,771 | | - | |
| Provision for advanced depreciation on real estate | - | | 625 | | - | |
| General reserve | - | | 40,000 | | - | |
| Unappropriated retained earnings | - | | 48,146 | | - | |
| Total stockholders' equity | - | - | 163,771 | 2.5 | - | - |
| Net unrealized gains on securities | - | - | 255,034 | 3.9 | - | - |
| Gains on deferred hedge | - | - | (268) | (0.0) | - | - |
| Land revaluation | - | - | (47,660) | (0.7) | - | - |
| Total valuation and translation adjustments | - | - | 207,106 | 3.2 | - | - |
| **Total net assets** | - | - | 370,878 | 5.7 | - | - |
| **Total liabilities and net assets** | - | - | 6,491,309 | 100.0 | - | - |

## Taiyo Life Unaudited Non-Consolidated Statements of Operations

(Millions of yen)

| | Six months ended September 30, 2005 | | Six months ended September 30, 2006 | | Year ended March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Amount | % | Amount | % | Amount | % |
| **Ordinary revenues** | 575,778 | 100.0 | 518,666 | 100.0 | 1,076,418 | 100.0 |
| **Income from insurance premiums** | 423,442 | | 363,388 | | 823,011 | |
| Insurance premiums | 423,424 | | 363,258 | | 822,946 | |
| Ceded reinsurance recoveries | 18 | | 130 | | 64 | |
| **Investment income** | 90,535 | | 116,357 | | 198,089 | |
| Interest, dividends and income from real estate for rent | 60,938 | | 69,054 | | 126,092 | |
| Interest income from deposits | 1 | | 31 | | 2 | |
| Interest income and dividends from securities | 39,392 | | 45,728 | | 83,751 | |
| Interest income from loans | 17,302 | | 15,309 | | 33,677 | |
| Interest from real estate for rent | 3,689 | | 3,625 | | 7,348 | |
| Other income from interest and dividends | 553 | | 4,360 | | 1,311 | |
| Gains from monetary trust, net | - | | 0 | | - | |
| Gains on sales of securities | 28,968 | | 47,202 | | 70,593 | |
| Gains from derivatives, net | - | | 17 | | - | |
| Other investment income | 88 | | 83 | | 213 | |
| Gains on separate accounts, net | 539 | | - | | 1,189 | |
| **Other ordinary income** | 61,800 | | 38,919 | | 55,318 | |
| Income related to withheld insurance claims and other payments for future annuity payments | 142 | | 457 | | 363 | |
| Income due to withheld insurance payments | 15,456 | | 11,879 | | 33,467 | |
| Reversal of reserve for outstanding claims | - | | - | | 205 | |
| Reversal of policy reserve | 44,738 | | 25,147 | | 18,246 | |
| Reversal of reserve for employees' retirement | 517 | | 199 | | 1,235 | |
| Other ordinary profit | 945 | | 1,235 | | 1,800 | |
| **Ordinary expenses** | 553,444 | 96.1 | 478,935 | 92.3 | 1,029,464 | 95.6 |
| **Insurance claims and other payments** | 469,709 | | 386,532 | | 857,053 | |
| Insurance claims | 258,115 | | 197,175 | | 458,262 | |
| Annuity payments | 58,039 | | 64,023 | | 115,815 | |
| Insurance benefits | 53,877 | | 51,171 | | 106,390 | |
| Surrender payments | 76,061 | | 47,940 | | 127,283 | |
| Other payments | 23,452 | | 26,080 | | 49,004 | |
| Reinsurance premiums | 163 | | 141 | | 295 | |
| **Provision for policy and other reserves** | 538 | | 767 | | 88 | |
| Provision for reserve for outstanding claims | 490 | | 726 | | - | |
| Interest portion of reserve for policyholder dividends | 47 | | 41 | | 88 | |
| **Investment expenses** | 24,016 | | 34,717 | | 54,893 | |
| Interest expenses | 808 | | 810 | | 1,624 | |
| Losses on investment in trading securities, net | 0 | | - | | 0 | |
| Losses on sales of securities | 8,846 | | 21,598 | | 25,458 | |
| Devaluation losses on securities | 176 | | 22 | | 269 | |
| Losses from derivatives, net | 10,728 | | 8,858 | | 21,068 | |
| Foreign exchange losses, net | 69 | | - | | 221 | |
| Provision for reserve for possible loan losses | 265 | | - | | - | |
| Write-off of loans | 15 | | 8 | | - | |
| Depreciation of real estate for rent | 1,341 | | 1,223 | | 2,692 | |
| Other investment expenses | 1,764 | | 2,185 | | 3,558 | |
| Losses on separate accounts, net | - | | 10 | | - | |
| **Operating expenses** | 41,616 | | 39,558 | | 82,533 | |
| **Other ordinary expenses** | 17,563 | | 17,359 | | 34,895 | |
| Payments related to withheld insurance claims | 11,436 | | 11,297 | | 22,764 | |
| Taxes | 2,713 | | 2,475 | | 5,234 | |
| Depreciation | 2,651 | | 2,610 | | 5,339 | |
| Other ordinary losses | 762 | | 976 | | 1,557 | |
| **Ordinary profit** | 22,333 | 3.9 | 39,731 | 7.7 | 46,954 | 4.4 |

(Millions of yen)

| | Six months ended September 30, 2005 | | Six months ended September 30, 2006 | | Year ended March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Amount | % | Amount | % | Amount | % |
| **Extraordinary gains** | 67 | 0.0 | 58 | 0.0 | 402 | 0.0 |
| Gains on sale of property and equipment | 57 | | - | | 117 | |
| Gains on sale of fixed assets | - | | 12 | | - | |
| Reversal of reserve for possible loan losses | - | | 46 | | 270 | |
| Recoveries of bad debts previously written-off | 10 | | 0 | | 14 | |
| **Extraordinary losses** | 6,765 | 1.2 | 4,998 | 1.0 | 19,887 | 1.8 |
| Losses on sales, disposal and devaluation of property and equipment | 296 | | - | | 306 | |
| Losses on sales, disposal and devaluation of fixed assets | - | | 45 | | - | |
| Impairment loss | 3,099 | | 1,373 | | 3,322 | |
| Provision for reserve for price fluctuations | 3,369 | | 3,377 | | 16,258 | |
| Headquarters removal costs | - | | 202 | | - | |
| **Provision for reserve for policyholder dividends** | 6,653 | 1.2 | 7,219 | 1.4 | 15,932 | 1.5 |
| **Income before income taxes** | 8,982 | 1.6 | 27,572 | 5.3 | 11,537 | 1.1 |
| Current income taxes | 1,633 | 0.3 | 12,426 | 2.4 | 8,934 | 0.8 |
| Deferred income taxes | 2,585 | 0.4 | (1,999) | (0.4) | (3,716) | (0.3) |
| **Net income** | 4,764 | 0.8 | 17,145 | 3.3 | 6,319 | 0.6 |
| Unappropriated retained earnings at beginning of period | 28,509 | | - | | 28,509 | |
| Transfer from land revaluation | 743 | | - | | 845 | |
| **Unappropriated retained earnings at end of period** | 34,017 | | - | | 35,674 | |

# Supplementary Materials for the Six Months Ended September 30, 2006

Percentages are rounded to the nearest relevant percentage point.
Therefore, the sums of each percentage do not always amount to 100%.

## 1. Insurance Business Highlights



## 2. Indices Concerning Accounting



## 3. Investment in General Account Assets for the Six Months Ended September 30, 2006

## 1. Insurance Business Highlights

### (1) Total Policy Amount in Force

(Number: Thousands, 100 Millions of Yen, %)

| Category | As of September 30, 2005 | | As of September 30, 2006 | | | | | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Number | Amount | Number | % Change | % Change from previous FYE | Amount | % Change | % Change from previous FYE | Number | Amount |
| Individual insurance | 3,473 | 131,966 | 3,272 | 94.2 | 97.2 | 138,328 | 104.8 | 101.9 | 3,368 | 135,720 |
| Individual annuities | 1,402 | 41,370 | 1,339 | 95.5 | 97.8 | 39,163 | 94.7 | 97.4 | 1,368 | 40,194 |
| Sub total | 4,876 | 173,337 | 4,611 | 94.6 | 97.4 | 177,492 | 102.4 | 100.9 | 4,736 | 175,915 |
| Group insurance | - | 105,502 | - | - | - | 104,002 | 98.6 | 99.6 | - | 104,469 |
| Group annuities | - | 7,166 | - | - | - | 7,830 | 109.3 | 101.0 | - | 7,754 |

*Notes: 1. Policy amounts for individual annuities are equal to the fund to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.*

*2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.*

*3. % Changes are presented in comparison with the same term of previous fiscal year (hereinafter, same if not mentioned otherwise).*

### (2) New Policy Amount

(Number: Thousands, 100 Millions of Yen, %)

| Category | Six months ended September 30, 2005 | | | | | |
|---|---|---|---|---|---|---|
| | Number | % Change | Amount | % Change | New policies | Net increase from conversion |
| Individual insurance | 155 | 93.9 | 14,885 | 102.5 | 12,088 | 2,797 |
| Individual annuities | 1 | 76.3 | (131) | - | 58 | (190) |
| Sub total | 157 | 93.6 | 14,754 | 101.9 | 12,147 | 2,606 |
| Group insurance | - | - | 398 | 171.4 | 398 | - |
| Group annuities | - | - | 0 | 12.5 | 0 | - |

| Category | Six months ended September 30, 2006 | | | | | |
|---|---|---|---|---|---|---|
| | Number | % Change | Amount | % Change | New policies | Net increase from conversion |
| Individual insurance | 144 | 92.7 | 11,712 | 78.7 | 8,427 | 3,284 |
| Individual annuities | 5 | 341.8 | 53 | - | 149 | (96) |
| Sub total | 149 | 95.3 | 11,765 | 79.7 | 8,577 | 3,188 |
| Group insurance | - | - | 221 | 55.6 | 221 | - |
| Group annuities | - | - | - | 0.0 | - | - |

| Category | Year ended March 31, 2006 | | | | | |
|---|---|---|---|---|---|---|
| | Number | % Change | Amount | % Change | New policies | Net increase from conversion |
| Individual insurance | 310 | 92.6 | 28,615 | 98.6 | 23,219 | 5,395 |
| Individual annuities | 3 | 86.2 | (232) | - | 126 | (358) |
| Sub total | 314 | 92.5 | 28,383 | 98.2 | 23,345 | 5,037 |
| Group insurance | - | - | 1,298 | 471.4 | 1,298 | - |
| Group annuities | - | - | 0 | 21.9 | 0 | - |

*Notes: 1. The number of new policies includes increase from conversion.*

*2. The new policy amount including net increase from conversion for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.*

*3. The new policy amount for group annuities is equal to the initial premium payment.*

### (3) Annualized Premiums

#### a) Policies in force

(Millions of Yen, %)

| Category | As of September 30, 2005 | | As of September 30, 2006 | | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|---|
| | Amount | % Change | Amount | % Change | % Change from previous FYE | Amount | % Change |
| Individual insurance | 501,808 | 93.9 | 473,739 | 94.4 | 97.2 | 487,367 | 94.2 |
| Individual annuities | 210,849 | 96.9 | 205,966 | 97.7 | 99.1 | 207,775 | 97.0 |
| Total | 712,657 | 94.8 | 679,706 | 95.4 | 97.8 | 695,143 | 95.0 |
| 3rd sector products, included | 107,446 | 102.7 | 111,500 | 103.8 | 101.9 | 109,472 | 103.2 |

#### b) New policies

(Millions of Yen, %)

| Category | Six months ended September 30, 2005 | | Six months ended September 30, 2006 | | Year ended March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Amount | % Change | Amount | % Change | Amount | % Change |
| Individual insurance | 21,709 | 92.1 | 17,927 | 82.6 | 42,386 | 90.9 |
| Individual annuities | (398) | - | 842 | - | (648) | - |
| Total | 21,311 | 90.6 | 18,769 | 88.1 | 41,737 | 89.9 |
| 3rd sector products, included | 6,919 | 99.1 | 6,909 | 99.9 | 14,249 | 101.0 |

*Notes: 1. The new policies include net increase from conversion.*

*2. The Japanese insurance market is legally divided into three major fields: the First Sector, which involves conventional life insurance; the Second Sector, which involves P&C insurance; and the Third Sector, which involves insurance positioned between the two, including medical insurance, cancer insurance, accident insurance, and nursing care insurance.*

*3. The amounts are calculated by multiplying monthly premiums by 12, and dividing single premiums by the insurance period.*

### (4) Policy Amount by Dividend Type (Individual insurance and annuities)

#### a) Policy amount in force

(100 Millions of Yen, %)

| Category | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| Participating | 75,808 | 43.7 | 67,149 | 37.8 | 71,093 | 40.4 |
| Semi-participating | 42,675 | 24.6 | 41,637 | 23.5 | 42,273 | 24.0 |
| Non-participating | 54,852 | 31.6 | 68,705 | 38.7 | 62,548 | 35.6 |
| Total | 173,337 | 100.0 | 177,492 | 100.0 | 175,915 | 100.0 |

#### b) New policy amount

(100 Millions of Yen, %)

| Category | Six months ended September 30, 2005 | | Six months ended September 30, 2006 | | Year ended March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| Participating | 2 | 0.0 | 2 | 0.0 | 2 | 0.0 |
| Semi-participating | 1,531 | 12.6 | 1,256 | 14.6 | 2,979 | 12.8 |
| Non-participating | 10,613 | 87.4 | 7,318 | 85.3 | 20,363 | 87.2 |
| Total | 12,147 | 100.0 | 8,577 | 100.0 | 23,345 | 100.0 |

*Notes: 1. Semi-participating policies only pay dividends related to investment every five years.*

*2. The new policy amounts do not include net increase from conversion.*

### (5) Average Amount of New Policies and Policies in Force (Individual insurance)

(Thousands of Yen)

| Category | Six months ended September 30, 2005 | Six months ended September 30, 2006 | Year ended March 31, 2006 |
|---|---|---|---|
| Average amount of new policies | 8,540 | 6,727 | 8,234 |
| Average policy amount in force | 3,798 | 4,226 | 4,029 |

*Note: The average amount of new policies does not include increase from conversion.*

### (6) New Policy Rate (New policy amount / Policy amount in force at the beginning of fiscal year)

(%)

| Category | Six months ended September 30, 2005 | Six months ended September 30, 2006 | Year ended March 31, 2006 |
|---|---|---|---|
| Individual insurance | 9.51 | 6.21 | 18.27 |
| Individual annuities | 0.14 | 0.37 | 0.30 |
| Sub total | 7.16 | 4.88 | 13.76 |
| Group insurance | 0.38 | 0.21 | 1.22 |

*Notes: 1. The above figures do not include increase from conversion.*
*2. The figures of the six months ended September 30, 2006 and 2005 are not annualized.*

### (7) Surrender and Lapse Rate (Surrender and lapse amount / Policy amount in force at the beginning of fiscal year)

(%)

| Category | Six months ended September 30, 2005 | Six months ended September 30, 2006 | Year ended March 31, 2006 |
|---|---|---|---|
| Individual insurance | 6.05 | 5.27 | 12.29 |
| Individual annuities | 1.02 | 0.84 | 1.94 |
| Sub total | 4.79 | 4.26 | 9.69 |
| Group insurance | 0.03 | 0.08 | 6.28 |

*Note: The figures of the six months ended September 30, 2006 and 2005 are not annualized.*

### (8) Surrender and Lapse Amount

(Number: Thousands, 100 Millions of Yen, %)

| Category | Six months ended September 30, 2005 | | | | Six months ended September 30, 2006 | | | | Year ended March 31, 2006 | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Number | % Change | Amount | % Change | Number | % Change | Amount | % Change | Number | Amount |
| Individual insurance | 97 | 96.1 | 7,691 | 122.1 | 82 | 84.6 | 7,158 | 93.1 | 190 | 15,613 |
| Individual annuities | 14 | 81.1 | 436 | 82.4 | 11 | 77.3 | 336 | 77.1 | 28 | 826 |
| Sub total | 112 | 93.8 | 8,127 | 119.0 | 94 | 83.7 | 7,494 | 92.2 | 218 | 16,440 |
| Group insurance | - | - | 34 | 158.0 | - | - | 84 | 246.4 | - | 6,658 |

*Note: Surrender and lapse amounts for individual annuities are equal to the fund to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.*

## (9) Average Premium Amount of New Policies (Individual insurance, Monthly payment)

(Yen)

| Category | Six months ended September 30, 2005 | Six months ended September 30, 2006 | Year ended March 31, 2006 |
|---|---|---|---|
| Average premium Amount | 12,769 | 11,943 | 12,582 |

*Note: The above figures do not include increase from conversion.*

## (10) Average Assumed Investment Yield and Negative Spread

(Millions of yen)

| Category | Six months ended September 30, 2005 | Six months ended September 30, 2006 | Year ended March 31, 2006 |
|---|---|---|---|
| Amount of negative spread | 21,956 | 12,692 | 38,525 |
| Investment yield on core profit (annualized) | 2.04% | 2.30% | 2.10% |
| Average assumed investment yield (annualized) | 2.81% | 2.75% | 2.78% |
| Individual insurance & Individual annuities, included | 3.03% | 2.98% | 3.01% |
| Policy reserve in general account | 5,708,704 | 5,685,477 | 5,676,724 |

*Notes:*
1. *Method of calculating negative spread:*
   *(Investment yield on core profit [1.14%] - Average assumed investment yield [1.36%])*
   *x Policy reserve in general account [5,685.4 billion yen]*
2. *While investment yield on core profit and average assumed investment yield as in 1 above are not annualized as in the notes 3 and 4 hereunder.*
3. *"Investment yield on core profit" is calculated by dividing numerator as investment revenues and expenses (investment profit in general account) included in core profit less amount of provision for accumulated interest due to policyholders by denominator as policy reserve in general account.*
4. *Average assumed investment yield is calculated by dividing numerator as assumed interest (general account only) by denominator as policy reserve in general account.*
5. *Policy reserve in general account represents the earned policy reserve calculated for policy reserve in general account less contingency reserve by Hardy method as follows:*
   *Hardy method: (Policy reserve at beginning of fiscal year + Policy reserve at end of fiscal year - Assumed interest) x (1/2)*

## (11) Mortality Rate (Based on principal policies of individual insurance)

| Category | Six months ended September 30, 2005 | Six months ended September 30, 2006 | Year ended March 31, 2006 |
|---|---|---|---|
| Rate based on number of policies | 3.00‰ | 3.14‰ | 6.31‰ |
| Rate based on policy amount | 1.17‰ | 1.11‰ | 2.38‰ |

*Notes:*
1. *The above figures represent the rates of paid policies against passed policies.*
2. *1‰ (per mille) represents 1/1000.*
3. *The figures of the six months ended September 30, 2006 and 2005 are not annualized.*

## 2. Indices Concerning Accounting

### (1) Reserve for Outstanding Claims

(Millions of Yen)

| Category | | As of September 30, 2005 | As of September 30, 2006 | As of March 31, 2006 |
|---|---|---|---|---|
| Insurance claims | Death benefits | 7,869 | 7,381 | 7,586 |
| | Accidental death benefits | 269 | 335 | 380 |
| | Disability benefits | 819 | 831 | 779 |
| | Maturity benefits | 565 | 922 | 468 |
| | Others | 162 | 342 | 206 |
| | Sub total | 9,686 | 9,813 | 9,420 |
| Annuity payments | | 441 | 714 | 492 |
| Insurance benefits | | 5,858 | 5,568 | 5,635 |
| Surrender payments | | 4,647 | 4,614 | 4,458 |
| Deferred insurance benefits | | 83 | 90 | 77 |
| Total, including others | | 21,173 | 21,203 | 20,477 |

### (2) Policy Reserve

(Millions of Yen)

| Category | | | As of September 30, 2005 | As of September 30, 2006 | As of March 31, 2006 |
|---|---|---|---|---|---|
| Policy reserve (excluding contingency reserve) | Individual insurance | | 2,456,147 | 2,401,013 | 2,424,366 |
| | | General accounts | 2,455,468 | 2,400,326 | 2,423,660 |
| | | Separate accounts | 679 | 687 | 706 |
| | Individual annuities | | 2,538,609 | 2,510,862 | 2,525,028 |
| | | General accounts | 2,538,609 | 2,510,862 | 2,525,028 |
| | | Separate accounts | - | - | - |
| | Group insurance | | 10,327 | 11,152 | 11,086 |
| | | General accounts | 10,327 | 11,152 | 11,086 |
| | | Separate accounts | - | - | - |
| | Group annuities | | 716,630 | 783,019 | 775,481 |
| | | General accounts | 716,630 | 783,019 | 775,481 |
| | | Separate accounts | - | - | - |
| | Others | | 3,838 | 3,968 | 3,922 |
| | | General accounts | 3,838 | 3,968 | 3,922 |
| | | Separate accounts | - | - | - |
| | Sub total | | 5,725,553 | 5,710,016 | 5,739,885 |
| | | General accounts | 5,724,874 | 5,709,328 | 5,739,179 |
| | | Separate accounts | 679 | 687 | 706 |
| Contingency reserve | I | | 44,287 | 45,195 | 44,713 |
| | II | | 14,786 | 30,760 | 26,520 |
| | III | | 10 | 10 | 10 |
| | Sub total | | 59,084 | 75,966 | 71,244 |
| Total | | | 5,784,638 | 5,785,982 | 5,811,130 |
| | | General accounts | 5,783,959 | 5,785,295 | 5,810,424 |
| | | Separate accounts | 679 | 687 | 706 |

### (3) Policy Reserve Calculating Methods and Ratios

| Category | | As of September 30, 2005 | As of September 30, 2006 | As of March 31, 2006 |
|---|---|---|---|---|
| Calculating methods | Policies subject to Standard Policy Reserve Method | Net level premium reserve method | Net level premium reserve method | Net level premium reserve method |
| | Policies not subject to Standard Policy Reserve Method | Net level premium reserve method | Net level premium reserve method | Net level premium reserve method |
| Ratio of "amount of the company's policy reserve (excluding contingency reserve)" to "policy reserve required by regulatory standards" | | 100.0% | 100.0% | 100.0% |

*Notes: 1. The calculating methods and the ratios are set for individual insurance and individual annuity. The concept of accumulation method is not targeted at policy reserve for group insurance and group annuity, so these insurance policies are not included.*

*2. The ratio for policies to which the standard policy reserve method is applied is indicated in the method laid down in Notice No. 48 from the Ministry of Finance. The ratio for policies to which the standard policy reserve method is not applied is indicated for accumulated reserve for claims and unearned premiums calculated with the net level premium reserve method.*

### (4) Other Reserves

(Millions of Yen)

| Category | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Amount | Increase (Decrease) | Amount | Increase (Decrease) | Amount | Increase (Decrease) |
| Reserve for possible loan losses | 3,088 | 259 | 1,632 | (47) | 1,680 | (1,148) |
| General reserve | 1,567 | (184) | 1,431 | (50) | 1,482 | (269) |
| Specific reserve | 1,520 | 443 | 200 | 3 | 197 | (878) |
| Reserve for bonus to directors and corporate auditors | - | - | 20 | 20 | - | - |
| Reserve for employees' retirement benefits | 33,245 | (517) | 32,327 | (199) | 32,527 | (1,235) |
| Reserve for directors' and corporate auditors' retirement benefits | 1,184 | 117 | 1,417 | 167 | 1,250 | 183 |
| Reserve for price fluctuations | 13,170 | 3,369 | 29,437 | 3,377 | 26,059 | 16,258 |

*Note: Increase (Decrease) is presented in comparison with the end of the previous fiscal year.*

### (5) Insurance Premiums

#### a) Payment method

(Millions of Yen)

| Category | Six months ended September 30, 2005 | Six months ended September 30, 2006 | Year ended March 31, 2006 |
|---|---|---|---|
| Individual insurance | 263,547 | 242,446 | 519,100 |
| [Single premiums] | 46,401 | 39,791 | 92,143 |
| [Annual payment] | 6,101 | 5,516 | 11,414 |
| [Semi-annual payment] | 690 | 641 | 1,343 |
| [Monthly payment] | 210,353 | 196,496 | 414,199 |
| Individual annuities | 46,389 | 46,932 | 90,146 |
| [Single premiums] | 1,734 | 7,387 | 3,201 |
| [Annual payment] | 0 | - | 0 |
| [Semi-annual payment] | - | - | - |
| [Monthly payment] | 44,653 | 39,544 | 86,944 |
| Group insurance | 17,009 | 17,221 | 35,525 |
| Group annuities | 95,920 | 56,076 | 177,017 |
| Total, including others | 423,424 | 363,258 | 822,946 |

b) Year

(Millions of Yen)

| Category | | Six months ended September 30, 2005 | Six months ended September 30, 2006 | Year ended March 31, 2006 |
|---|---|---|---|---|
| Individual insurance and annuities | First year | 64,347 | 61,585 | 127,351 |
| | Second and subsequent years | 245,588 | 227,793 | 481,895 |
| | Subtotal | 309,936 | 289,378 | 609,247 |
| Group insurance | First year | 60 | 216 | 219 |
| | Second and subsequent years | 16,948 | 17,004 | 35,305 |
| | Subtotal | 17,009 | 17,221 | 35,525 |
| Group annuities | First year | 88 | 3,910 | 1,096 |
| | Second and subsequent years | 95,831 | 52,166 | 175,921 |
| | Subtotal | 95,920 | 56,076 | 177,017 |
| Total, including others | First year | 64,521 | 65,733 | 128,713 |
| | Second and subsequent years | 358,903 | 297,524 | 694,232 |
| | Total | 423,424 | 363,258 | 822,946 |
| | % Change | 7.5% | (14.2%) | 4.4% |

## (6) Insurance Claims

(Millions of Yen)

| Category | Six months ended September 30, 2005 | Individual insurance | Individual annuities | Group insurance | Group annuities | Workers' asset formation insurance and annuities | Others | Six months ended September 30, 2006 | Year ended March 31, 2006 |
|---|---|---|---|---|---|---|---|---|---|
| Death benefits | 24,843 | 13,606 | 1,847 | 9,024 | - | - | 1 | 24,480 | 50,924 |
| Accidental death benefits | 624 | 548 | - | 28 | - | - | - | 576 | 1,288 |
| Disability benefits | 1,103 | 624 | 66 | 442 | - | - | - | 1,133 | 2,158 |
| Maturity benefits | 231,432 | 149,582 | - | 1 | 21,172 | - | - | 170,755 | 403,596 |
| Others | 112 | 228 | - | - | - | - | 0 | 228 | 295 |
| Total | 258,115 | 164,590 | 1,914 | 9,496 | 21,172 | - | 1 | 197,175 | 458,262 |

## (7) Annuity Payments

(Millions of Yen)

| Six months ended September 30, 2005 | Individual insurance | Individual annuities | Group insurance | Group annuities | Workers' asset formation insurance and annuities | Others | Six months ended September 30, 2006 | Year ended March 31, 2006 |
|---|---|---|---|---|---|---|---|---|
| 58,039 | - | 56,645 | 210 | 7,123 | 43 | - | 64,023 | 115,815 |

### (8) Insurance Benefits

(Millions of Yen)

| Category | Six months ended September 30, 2005 | Individual insurance | Individual annuities | Group insurance | Group annuities | Workers' asset formation insurance and annuities | Others | Six months ended September 30, 2006 | Year ended March 31, 2006 |
|---|---|---|---|---|---|---|---|---|---|
| Death benefits | 2,983 | 441 | 2,531 | 2 | - | - | - | 2,975 | 6,272 |
| Hospitalization benefits | 10,981 | 10,844 | 128 | 12 | - | - | 39 | 11,025 | 22,277 |
| Operation benefits | 4,988 | 4,998 | 86 | - | - | - | - | 5,084 | 10,201 |
| Injury benefits | 28 | 23 | - | 8 | - | - | - | 32 | 56 |
| Survival benefits | 17,558 | 13,688 | - | - | - | 66 | - | 13,754 | 37,841 |
| Others | 17,337 | 41 | 10 | 5 | 18,239 | - | 1 | 18,299 | 29,741 |
| Total | 53,877 | 30,038 | 2,757 | 28 | 18,239 | 66 | 40 | 51,171 | 106,390 |

### (9) Surrender Payments

(Millions of Yen)

| Six months ended September 30, 2005 | Individual insurance | Individual annuities | Group insurance | Group annuities | Workers' asset formation insurance and annuities | Others | Six months ended September 30, 2006 | Year ended March 31, 2006 |
|---|---|---|---|---|---|---|---|---|
| 76,061 | 28,122 | 14,647 | 2 | 5,113 | 55 | - | 47,940 | 127,283 |

### (10) Operating Expenses

(Millions of Yen)

| Category | Six months ended September 30, 2005 | Six months ended September 30, 2006 | Year ended March 31, 2006 |
|---|---|---|---|
| Sales Activity Related Expenses | 12,820 | 10,792 | 24,712 |
| In-house sales representative expenses | 12,415 | 10,452 | 23,909 |
| Sales agent expenses | 144 | 108 | 270 |
| Selection expenses | 259 | 231 | 532 |
| Sales Administrative Expenses | 3,866 | 3,762 | 7,563 |
| Administrative / operational expenses | 3,058 | 2,602 | 5,914 |
| Expenses for training of in-house sales representatives | 776 | 1,107 | 1,565 |
| Advertising expenses | 30 | 51 | 83 |
| General Administrative Expenses | 24,930 | 25,004 | 50,258 |
| Personnel expenses | 10,477 | 10,839 | 21,017 |
| Non-Personnel Expenses | 13,469 | 13,188 | 27,274 |
| [Donation and others] | [12] | [12] | [19] |
| Contributions | 337 | 334 | 676 |
| Burden charges | 645 | 642 | 1,289 |
| Total | 41,616 | 39,558 | 82,533 |

*Notes:* 1. *Major non-personnel expenses are system-related costs, shop costs and welfare expenses.*

2. *The contributions are burden charges paid to former Life Insurance Policyholders' Protection Fund taken over by the current Life Insurance Policyholders' Protection Corporation in accordance with the provision of Clause 5, Article 140 of bylaws to the Law Concerning Establishment of Laws Related to the Financial System Reformation.*

3. *The burden charges are paid to the Life Insurance Policyholders' Protection Corporation in accordance with the provision of Article 259 of the Insurance Business Law.*

### (11) Operating Expense Ratio (Against insurance premiums)

| Six months ended September 30, 2005 | Six months ended September 30, 2006 | Year ended March 31, 2006 |
|---|---|---|
| 9.8% | 10.9% | 10.0% |

## 3. Investment in General Account Assets for the Six Months Ended September 30, 2006

### (1) Six Months Ended September 30, 2006 Investment

#### a) Investment performances

Taiyo Life's general account assets as of September 30, 2006 totaled ¥6,484.6 billion, down ¥100.6 billion from the previous fiscal year-end. Of these assets, net unrealized gains on "available-for-sale securities" resulting from application of the fair value accounting decreased by ¥93.8 billion from the previous fiscal year-end, to ¥399.1 billion. Out of such net unrealized gains, ¥255.0 billion was added directly to stockholders' equity as net unrealized gains on securities.

In terms of major asset allocation, while decreasing loans, the Company focused on investments to yen fixed income assets such as domestic public and corporate bonds to pursue stable income flow. Also, while decreasing foreign bonds considering interest rates, the Company made new investments to foreign investment trusts.

#### b) Investment income/ expenses

Investment income of general account assets for six months ended September 30, 2006 increased by ¥26.3 billion from the same term of the previous fiscal year, to ¥116.3 billion, due to increase of interest, dividend and income from real estate for rent as well as increase of gains on sales of securities.
Investment expenses totaled ¥34.7 billion, up ¥10.6 billion, due mainly to increase of losses on sales of securities.
As a result, net investment income totaled ¥81.6 billion, up ¥15.6 billion from the same term of the previous fiscal year.

Net unrealized gains/ losses on securities *(See Note)* were ¥379.4 billion, down ¥87.1 billion from the previous fiscal year-end, since net unrealized gains/ losses on domestic stocks decreased, due mainly to a fall in stock prices.

*Note: Net unrealized gains/ losses on securities represent those with market value.*

**(2) Assets Composition**

(Millions of yen, %)

| Category | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| Cash and deposits, call loans | 133,207 | 2.1 | 174,144 | 2.7 | 158,706 | 2.4 |
| Securities repurchased under resale agreements | - | - | - | - | - | - |
| Pledged money for bond borrowing transaction | - | - | - | - | - | - |
| Monetary claims purchased | 94,251 | 1.5 | 142,433 | 2.2 | 124,358 | 1.9 |
| Securities under proprietary accounts | - | - | - | - | - | - |
| Monetary trusts | 50 | 0.0 | - | - | 50 | 0.0 |
| Securities | 4,326,710 | 67.6 | 4,456,510 | 68.7 | 4,550,498 | 69.1 |
| Domestic bonds | 2,632,177 | 41.1 | 2,693,084 | 41.5 | 2,671,153 | 40.6 |
| Domestic stocks | 679,112 | 10.6 | 832,491 | 12.8 | 933,993 | 14.2 |
| Foreign securities | 895,916 | 14.0 | 864,065 | 13.3 | 863,303 | 13.1 |
| Bonds | 687,847 | 10.7 | 596,229 | 9.2 | 619,201 | 9.4 |
| Stocks, etc. | 208,069 | 3.2 | 267,836 | 4.1 | 244,102 | 3.7 |
| Other securities | 119,503 | 1.9 | 66,868 | 1.0 | 82,047 | 1.2 |
| Loans | 1,624,588 | 25.4 | 1,496,602 | 23.1 | 1,535,833 | 23.3 |
| Policy loans | 110,197 | 1.7 | 107,009 | 1.7 | 109,118 | 1.7 |
| Commercial loans | 1,514,390 | 23.6 | 1,389,592 | 21.4 | 1,426,715 | 21.7 |
| Property and equipment | 170,535 | 2.7 | 165,742 | 2.6 | 168,480 | 2.6 |
| Deferred tax assets | - | - | - | - | - | - |
| Deferred tax assets concerning revaluation | 4,121 | 0.1 | - | - | - | - |
| Other assets | 53,248 | 0.8 | 50,845 | 0.8 | 49,049 | 0.7 |
| Reserve for possible loan losses | (3,088) | (0.0) | (1,632) | (0.0) | (1,680) | (0.0) |
| Total | 6,403,625 | 100.0 | 6,484,645 | 100.0 | 6,585,297 | 100.0 |
| Foreign currency denominated assets, included | 850,999 | 13.3 | 788,790 | 12.2 | 793,354 | 12.0 |

**(3) Changes in the Amount of Assets by Categories**

(Millions of yen)

| Category | Six Months Ended September 30, 2005 | Six Months Ended September 30, 2006 | Year Ended March 31, 2006 |
|---|---|---|---|
| Cash and deposits, call loans | (40,828) | 15,437 | (15,329) |
| Securities repurchased under resale agreements | - | - | - |
| Pledged money for bond borrowing transaction | - | - | - |
| Monetary claims purchased | 10,908 | 18,074 | 41,016 |
| Securities under proprietary accounts | - | - | - |
| Monetary trusts | - | (50) | - |
| Securities | 251,659 | (93,987) | 475,447 |
| Domestic bonds | 61,383 | 21,931 | 100,360 |
| Domestic stocks | 131,551 | (101,501) | 386,431 |
| Foreign securities | 55,497 | 761 | 22,883 |
| Bonds | 6,809 | (22,971) | (61,836) |
| Stocks, etc. | 48,687 | 23,733 | 84,720 |
| Other securities | 3,227 | (15,179) | (34,228) |
| Loans | (74,578) | (39,231) | (163,333) |
| Policy loans | (3,768) | (2,108) | (4,847) |
| Commercial loans | (70,810) | (37,123) | (158,485) |
| Property and equipment | (5,541) | (2,738) | (7,595) |
| Deferred tax assets | (3,349) | - | (3,349) |
| Deferred tax assets concerning revaluation | 1,253 | - | (2,868) |
| Other assets | (6,568) | 1,796 | (10,767) |
| Reserve for possible loan losses | (259) | 47 | 1,148 |
| Total | 132,696 | (100,652) | 314,368 |
| Foreign currency denominated assets, included | 54,192 | (4,563) | (3,451) |

**(4) Investment Income**

(Millions of Yen)

| Category | Six Months Ended September 30, 2005 | Six Months Ended September 30, 2006 | Year Ended March 31, 2006 |
|---|---|---|---|
| Interests, dividends and income from real estate for rent | 60,938 | 69,054 | 126,092 |
| Interest income from deposits | 1 | 31 | 2 |
| Interest income and dividends from securities | 39,392 | 45,728 | 83,751 |
| Interest income from loans | 17,302 | 15,309 | 33,677 |
| Income from real estate for rent | 3,689 | 3,625 | 7,348 |
| Other income from interest and dividends | 553 | 4,360 | 1,311 |
| Gain on securities under proprietary accounts | - | - | - |
| Gains from monetary trusts, net | - | 0 | - |
| Gains on investments in trading securities, net | - | - | - |
| Gains on sale of securities | 28,968 | 47,202 | 70,593 |
| Gains on sale of domestic bonds | 661 | 429 | 1,592 |
| Gains on sale of domestic stocks | 17,171 | 40,258 | 46,687 |
| Gains on sale of foreign securities | 9,584 | 6,514 | 19,797 |
| Other | 1,551 | - | 2,516 |
| Gains on redemption of securities | - | - | - |
| Gains from derivatives, net | - | - | - |
| Foreign exchange gains, net | - | 17 | - |
| Other investment income | 88 | 83 | 213 |
| Total | 89,995 | 116,357 | 196,899 |

**(5) Investment Expenses**

(Millions of Yen)

| Category | Six Months Ended September 30, 2005 | Six Months Ended September 30, 2006 | Year Ended March 31, 2006 |
|---|---|---|---|
| Interest expenses | 808 | 810 | 1,624 |
| Losses on securities under proprietary accounts | - | - | - |
| Losses from monetary trusts, net | 0 | - | 0 |
| Losses on investments in trading securities, net | - | - | - |
| Losses on sale of securities | 8,846 | 21,598 | 25,458 |
| Losses on sale of domestic bonds | 851 | 2,317 | 9,689 |
| Losses on sale of domestic stocks | 4,784 | 12,593 | 8,326 |
| Losses on sale of foreign securities | 3,155 | 6,687 | 7,325 |
| Others | 55 | - | 117 |
| Devaluation losses on securities | 176 | 22 | 269 |
| Devaluation losses on domestic bonds | - | - | - |
| Devaluation losses on domestic stocks | 22 | 22 | 34 |
| Devaluation losses on foreign securities | - | - | - |
| Others | 154 | - | 235 |
| Amortization of securities | - | - | - |
| Losses from derivatives, net | 10,728 | 8,858 | 21,068 |
| Foreign exchange losses, net | 69 | - | 221 |
| Provision for reserve for possible loan losses | 265 | - | - |
| Write-offs of loans | 15 | 8 | - |
| Depreciation of real estate for rent | 1,341 | 1,223 | 2,692 |
| Other investment expenses | 1,764 | 2,185 | 3,558 |
| Total | 24,016 | 34,707 | 54,893 |

**(6) Net Investment Income**

(Millions of Yen)

| Category | Six Months Ended September 30, 2005 | Six Months Ended September 30, 2006 | Year Ended March 31, 2006 |
|---|---|---|---|
| Total | 65,979 | 81,650 | 142,006 |

**[Reference] Breakdown of gains / losses from derivatives, net**

(Millions of Yen)

| Category | Six Months Ended September 30, 2005 | Six Months Ended September 30, 2006 | Year Ended March 31, 2006 |
|---|---|---|---|
| Interest-rate-related gains / losses | 28 | 15 | 297 |
| Currency-related gains / losses | (8,540) | (8,691) | (17,675) |
| Stock-related gains / losses | (2,216) | (182) | (3,690) |
| Bond-related gains / losses | - | - | - |
| Other gains / losses | - | - | - |
| Total | (10,728) | (8,858) | (21,068) |

### (7) Securities

(Millions of Yen, %)

| Category | | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|---|
| | | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| Government bonds | | 670,091 | 15.5 | 748,021 | 16.8 | 719,807 | 15.8 |
| Municipal bonds | | 541,997 | 12.5 | 588,771 | 13.2 | 542,817 | 11.9 |
| Corporate bonds | | 1,420,088 | 32.8 | 1,356,292 | 30.4 | 1,408,528 | 31.0 |
| | Public corporation bonds, included | 1,084,097 | 25.1 | 1,080,078 | 24.2 | 1,104,679 | 24.3 |
| Domestic Stocks | | 679,112 | 15.7 | 832,491 | 18.7 | 933,993 | 20.5 |
| Foreign securities | | 895,916 | 20.7 | 864,065 | 19.4 | 863,303 | 19.0 |
| | Foreign bonds | 687,847 | 15.9 | 596,229 | 13.4 | 619,201 | 13.6 |
| | Foreign stocks | 208,069 | 4.8 | 267,836 | 6.0 | 244,102 | 5.4 |
| Other securities | | 119,503 | 2.8 | 66,868 | 1.5 | 82,047 | 1.8 |
| Total | | 4,326,710 | 100.0 | 4,456,510 | 100.0 | 4,550,498 | 100.0 |

### (8) Stock Holdings by Industry

(Millions of Yen, %)

| Category | | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|---|
| | | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| Fishery, agriculture and forestry | | 313 | 0.0 | 202 | 0.0 | 386 | 0.0 |
| Mining | | 6,491 | 1.0 | 1,559 | 0.2 | 5,020 | 0.5 |
| Construction | | 15,885 | 2.3 | 14,170 | 1.7 | 19,921 | 2.1 |
| Manufacturing industries | Food products | 5,573 | 0.8 | 6,305 | 0.8 | 5,236 | 0.6 |
| | Textiles and clothing | 8,544 | 1.3 | 8,079 | 1.0 | 11,698 | 1.3 |
| | Pulp and paper | 6,361 | 0.9 | 4,891 | 0.6 | 5,782 | 0.6 |
| | Chemicals | 35,609 | 5.2 | 38,577 | 4.6 | 44,081 | 4.7 |
| | Medicals | 11,755 | 1.7 | 17,908 | 2.2 | 12,047 | 1.3 |
| | Oil and coal products | 1,483 | 0.2 | 1,837 | 0.2 | 3,626 | 0.4 |
| | Rubber products | 3,284 | 0.5 | 2,410 | 0.3 | 3,453 | 0.4 |
| | Glass and stone products | 7,063 | 1.0 | 2,600 | 0.3 | 8,361 | 0.9 |
| | Steel | 41,931 | 6.2 | 33,543 | 4.0 | 44,782 | 4.8 |
| | Non-steel metals | 8,280 | 1.2 | 4,864 | 0.6 | 13,691 | 1.5 |
| | Metal products | 572 | 0.1 | 3,300 | 0.4 | 2,983 | 0.3 |
| | Machinery | 120,794 | 17.8 | 144,048 | 17.3 | 171,957 | 18.4 |
| | Electric appliances | 47,280 | 7.0 | 75,189 | 9.0 | 75,603 | 8.1 |
| | Transportation vehicles | 21,659 | 3.2 | 32,641 | 3.9 | 27,302 | 2.9 |
| | Precision machinery | 12,953 | 1.9 | 13,606 | 1.6 | 14,696 | 1.6 |
| | Others | 5,552 | 0.8 | 6,981 | 0.8 | 10,062 | 1.1 |
| Electric and gas utilities | | 15,846 | 2.3 | 20,905 | 2.5 | 17,314 | 1.9 |
| Transportation / information telecommunications | Ground transportation | 53,643 | 7.9 | 66,754 | 8.0 | 70,279 | 7.5 |
| | Water transportation | 8,270 | 1.2 | 2,563 | 0.3 | 5,126 | 0.5 |
| | Air transportation | 110 | 0.0 | 273 | 0.0 | 206 | 0.0 |
| | Warehouses / transportation | 915 | 0.1 | 830 | 0.1 | 1,089 | 0.1 |
| | Information / telecommunications | 17,689 | 2.6 | 15,664 | 1.9 | 18,455 | 2.0 |
| Commerce | Wholesaling | 20,374 | 3.0 | 22,659 | 2.7 | 28,526 | 3.1 |
| | Retailers | 13,106 | 1.9 | 14,398 | 1.7 | 18,940 | 2.0 |
| Financial services / insurance | Banking | 74,814 | 11.0 | 122,185 | 14.7 | 119,452 | 12.8 |
| | Securities and commodity futures trading | 22,451 | 3.3 | 36,650 | 4.4 | 43,231 | 4.6 |
| | Insurance | 18,170 | 2.7 | 23,418 | 2.8 | 23,228 | 2.5 |
| | Other financial services | 18,718 | 2.8 | 22,896 | 2.8 | 23,237 | 2.5 |
| Real estate | | 43,382 | 6.4 | 62,947 | 7.6 | 74,354 | 8.0 |
| Service companies | | 10,225 | 1.5 | 7,624 | 0.9 | 9,854 | 1.1 |
| Total | | 679,112 | 100.0 | 832,491 | 100.0 | 933,993 | 100.0 |

## (9) Securities by Contractual Maturity Dates

(Millions of Yen)

| Category | As of September 30, 2005 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Due in One Year or Less | Due after One Year through Three Years | Due after Three Years through Five Years | Due after Five Years through Seven Years | Due after Seven Years through Ten Years | Due after Ten Years* | Total |
| Government bonds | 86,846 | 81,137 | 83,174 | 99,711 | 173,683 | 145,538 | 670,091 |
| Municipal bonds | 24,739 | 75,931 | 83,690 | 68,270 | 279,001 | 10,364 | 541,997 |
| Corporate bonds | 70,188 | 313,536 | 255,635 | 158,416 | 459,212 | 163,097 | 1,420,088 |
| Domestic Stocks | | | | | | 679,112 | 679,112 |
| Foreign securities | 76,447 | 95,916 | 220,023 | 73,881 | 160,587 | 269,060 | 895,916 |
| Foreign bonds | 76,356 | 93,388 | 208,521 | 73,881 | 160,587 | 75,110 | 687,847 |
| Stocks, etc. | 90 | 2,527 | 11,501 | - | - | 193,949 | 208,069 |
| Other securities | 61 | 2,872 | 4,658 | - | - | 111,911 | 119,503 |
| Total | 258,283 | 569,393 | 647,182 | 400,280 | 1,072,485 | 1,379,084 | 4,326,710 |

(Millions of Yen)

| Category | As of September 30, 2006 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Due in One Year or Less | Due after One Year through Three Years | Due after Three Years through Five Years | Due after Five Years through Seven Years | Due after Seven Years through Ten Years | Due after Ten Years* | Total |
| Government bonds | 77,106 | 88,358 | 43,812 | 86,871 | 121,371 | 330,501 | 748,021 |
| Municipal bonds | 20,535 | 79,837 | 88,025 | 68,389 | 287,805 | 44,177 | 588,771 |
| Corporate bonds | 64,167 | 244,927 | 230,846 | 189,238 | 377,232 | 249,879 | 1,356,292 |
| Domestic Stocks | | | | | | 832,491 | 832,491 |
| Foreign securities | 42,808 | 194,007 | 104,147 | 80,001 | 90,105 | 352,994 | 864,065 |
| Foreign bonds | 42,651 | 179,736 | 104,147 | 80,001 | 89,295 | 100,395 | 596,229 |
| Stocks, etc. | 157 | 14,270 | - | - | 809 | 252,598 | 267,836 |
| Other securities | 971 | 111 | 6,868 | - | 2,380 | 56,537 | 66,868 |
| Total | 205,589 | 607,242 | 473,699 | 424,501 | 878,896 | 1,866,581 | 4,456,510 |

(Millions of Yen)

| Category | As of March 31, 2006 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Due in One Year or Less | Due after One Year through Three Years | Due after Three Years through Five Years | Due after Five Years through Seven Years | Due after Seven Years through Ten Years | Due after Ten Years* | Total |
| Government bonds | 88,260 | 58,664 | 34,655 | 86,406 | 152,885 | 298,934 | 719,807 |
| Municipal bonds | 21,115 | 82,474 | 71,003 | 71,477 | 284,067 | 12,678 | 542,817 |
| Corporate bonds | 64,844 | 263,871 | 247,620 | 143,804 | 465,641 | 222,746 | 1,408,528 |
| Domestic Stocks | | | | | | 933,993 | 933,993 |
| Foreign securities | 39,112 | 136,468 | 139,299 | 77,570 | 149,815 | 321,038 | 863,303 |
| Foreign bonds | 39,016 | 133,228 | 127,892 | 77,570 | 149,815 | 91,677 | 619,201 |
| Stocks, etc. | 95 | 3,239 | 11,406 | - | - | 229,360 | 244,102 |
| Other securities | 53 | 5,654 | 4,142 | - | 1,109 | 71,087 | 82,047 |
| Total | 213,385 | 547,132 | 496,721 | 379,259 | 1,053,520 | 1,860,479 | 4,550,498 |

*Note: "Due after Ten Years" includes securities with maturity dates unfixed.*

### (10) Loans

(Millions of Yen)

| Category | As of September 30, 2005 | As of September 30, 2006 | As of March 31, 2006 |
|---|---|---|---|
| Policy loans | 110,197 | 107,009 | 109,118 |
| Policyholders loans | 107,577 | 104,464 | 106,516 |
| Premium loans | 2,620 | 2,545 | 2,601 |
| Commercial loans | 1,514,390 | 1,389,592 | 1,426,715 |
| [Loans to non-residents included] | [100,974] | [104,923] | [104,923] |
| Loans to corporations | 1,101,198 | 972,246 | 1,019,213 |
| [Loans to domestic corporations included] | [1,002,196] | [869,246] | [916,213] |
| Loans to Japanese government, government-related organizations and international organizations | 9,519 | 6,101 | 7,872 |
| Loans to Japanese local governments and public entities | 13,441 | 13,428 | 10,188 |
| Mortgage loans | 241,954 | 250,890 | 246,001 |
| Consumer loans | 128,353 | 127,599 | 123,787 |
| Others | 19,924 | 19,326 | 19,652 |
| Total | 1,624,588 | 1,496,602 | 1,535,833 |

### (11) Loans to Domestic Companies by Company Size

(Number, Millions of Yen, %)

| Category | | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|---|
| | | | Percentage | | Percentage | | Percentage |
| Large-sized corporations | Number of debtors | 182 | 74.6 | 177 | 73.4 | 178 | 75.4 |
| | Amount | 886,036 | 88.4 | 756,396 | 87.0 | 809,481 | 88.4 |
| Medium-sized corporations | Number of debtors | 7 | 2.9 | 4 | 1.7 | 5 | 2.1 |
| | Amount | 7,139 | 0.7 | 6,929 | 0.8 | 7,312 | 0.8 |
| Small- and medium-sized corporations | Number of debtors | 55 | 22.5 | 60 | 24.9 | 53 | 22.5 |
| | Amount | 109,019 | 10.9 | 105,921 | 12.2 | 99,419 | 10.9 |
| Total | Number of debtors | 244 | 100.0 | 241 | 100.0 | 236 | 100.0 |
| | Amount | 1,002,196 | 100.0 | 869,246 | 100.0 | 916,213 | 100.0 |

*Notes:*

*1. Corporations are grouped as follows:*

| Business type | (i) All except (ii)-(iv) | | (ii) Retail & restaurants | | (iii) Services | | (iv) Wholesalers | |
|---|---|---|---|---|---|---|---|---|
| Large-sized corporations | With employees more than 300, and | With a capital of 1,000 million yen or more | With more than 50 employees, and | With a capital of 1,000 million yen or more | With more than 100 employees, and | With a capital of 1,000 million yen or more | With more than 100 employees, and | With a capital of 1,000 million yen or more |
| Medium-sized corporations | | With a capital of more than 300 million yen and less than 1,000 million yen | | With a capital of more than 50 million yen and less than 1,000 million yen | | With a capital of more than 50 million yen and less than 1,000 million yen | | With a capital of more than 100 million yen and less than 1,000 million yen |
| Small- and medium-sized corporations | With a capital of 300 million yen or less, or regular employees of 300 or less | | With a capital of 50 million yen or less, or regular employees of 50 or less | | With a capital of 50 million yen or less, or regular employees of 100 or less | | With a capital of 100 million yen or less, or regular employees of 100 or less | |

*2. The number of debtors represents those who have an obligation, net of loans to the Company, not the number of loan transactions.*

### (12) Loans by Industry

(Millions of Yen, %)

| | Industry | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|---|
| | | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| Domestic | Manufacturing industries | 166,277 | 11.0 | 123,465 | 8.9 | 139,981 | 9.8 |
| | Food products | 740 | 0.0 | 1,641 | 0.1 | 1,642 | 0.1 |
| | Textiles and clothing | 2,315 | 0.2 | 2,105 | 0.2 | 2,109 | 0.1 |
| | Timber and wood products, pulp and paper | 2,446 | 0.2 | 2,336 | 0.2 | 2,491 | 0.2 |
| | Printing | - | - | - | - | - | - |
| | Chemicals | 21,376 | 1.4 | 18,959 | 1.4 | 19,799 | 1.4 |
| | Oil and coal | 7,312 | 0.5 | 7,187 | 0.5 | 7,250 | 0.5 |
| | Ceramic and stone products | 2,383 | 0.2 | 1,867 | 0.1 | 2,125 | 0.1 |
| | Steel | 73,181 | 4.8 | 36,459 | 2.6 | 48,066 | 3.4 |
| | Non-steel metals | 4,148 | 0.3 | 4,354 | 0.3 | 4,355 | 0.3 |
| | Metal products | - | - | - | - | - | - |
| | Machinery | 11,045 | 0.7 | 12,743 | 0.9 | 12,369 | 0.9 |
| | Electric appliances | 16,008 | 1.1 | 14,704 | 1.1 | 14,706 | 1.0 |
| | Transportation vehicles | 22,665 | 1.5 | 19,610 | 1.4 | 22,361 | 1.6 |
| | Precision machinery | 2,362 | 0.2 | 1,204 | 0.1 | 2,413 | 0.2 |
| | Others | 290 | 0.0 | 290 | 0.0 | 290 | 0.0 |
| | Agriculture, forestry and fisheries | - | - | - | - | - | - |
| | Mining | - | - | - | - | - | - |
| | Construction | 11,865 | 0.8 | 7,232 | 0.5 | 7,868 | 0.6 |
| | Electricity, gas heat supply and water supply | 47,627 | 3.1 | 29,820 | 2.1 | 44,390 | 3.1 |
| | Information and telecommunication | 11,589 | 0.8 | 12,097 | 0.9 | 8,268 | 0.6 |
| | Transportation | 70,570 | 4.7 | 61,610 | 4.4 | 63,308 | 4.4 |
| | Wholesalers | 109,121 | 7.2 | 101,287 | 7.3 | 106,304 | 7.5 |
| | Retailers | 18,456 | 1.2 | 12,357 | 0.9 | 16,431 | 1.2 |
| | Financial services/insurance | 397,938 | 26.3 | 350,664 | 25.2 | 363,226 | 25.5 |
| | Real estate | 72,741 | 4.8 | 69,156 | 5.0 | 68,580 | 4.8 |
| | Service companies | 113,244 | 7.5 | 112,997 | 8.1 | 110,093 | 7.7 |
| | Local governments | 3,748 | 0.2 | 6,162 | 0.4 | 3,898 | 0.3 |
| | Mortgage and consumer and others | 390,232 | 25.8 | 397,816 | 28.6 | 389,440 | 27.3 |
| | Total | 1,413,416 | 93.3 | 1,284,669 | 92.4 | 1,321,792 | 92.6 |
| Overseas | Government organizations | 1,973 | 0.1 | 1,923 | 0.1 | 1,923 | 0.1 |
| | Financial institutions | 8,001 | 0.5 | 7,000 | 0.5 | 7,000 | 0.5 |
| | Commerce and industry companies | 91,000 | 6.0 | 96,000 | 6.9 | 96,000 | 6.7 |
| | Total | 100,974 | 6.7 | 104,923 | 7.6 | 104,923 | 7.4 |
| Grand total | | 1,514,390 | 100.0 | 1,389,592 | 100.0 | 1,426,715 | 100.0 |

## (13) Loans by Contractual Maturity Dates

(Millions of Yen)

| Category | As of September 30, 2005 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Due in One Year or Less | Due after One Year through Three Years | Due after Three Years through Five Years | Due after Five Years through Seven Years | Due after Seven Years through Ten Years | Due after Ten Years* | Total |
| Floating rates loans | 63,414 | 92,244 | 45,374 | 62,281 | 43,550 | 61,089 | 367,953 |
| Fixed rates loans | 197,896 | 231,013 | 173,218 | 260,199 | 207,197 | 76,911 | 1,146,437 |
| Total | 261,310 | 323,258 | 218,592 | 322,481 | 250,748 | 138,000 | 1,514,390 |

(Millions of Yen)

| Category | As of September 30, 2006 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Due in One Year or Less | Due after One Year through Three Years | Due after Three Years through Five Years | Due after Five Years through Seven Years | Due after Seven Years through Ten Years | Due after Ten Years* | Total |
| Floating rates loans | 25,000 | 80,909 | 57,967 | 70,467 | 24,139 | 45,773 | 304,258 |
| Fixed rates loans | 113,146 | 222,328 | 216,317 | 283,337 | 157,680 | 92,522 | 1,085,333 |
| Total | 138,147 | 303,238 | 274,285 | 353,805 | 181,820 | 138,295 | 1,389,592 |

(Millions of Yen)

| Category | As of March 31, 2006 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Due in One Year or Less | Due after One Year through Three Years | Due after Three Years through Five Years | Due after Five Years through Seven Years | Due after Seven Years through Ten Years | Due after Ten Years* | Total |
| Floating rates loans | 24,929 | 89,196 | 48,743 | 72,907 | 23,665 | 46,614 | 306,055 |
| Fixed rates loans | 152,162 | 229,163 | 213,012 | 287,226 | 157,026 | 82,067 | 1,120,659 |
| Total | 177,091 | 318,360 | 261,755 | 360,134 | 180,691 | 128,681 | 1,426,715 |

*Note: "Due after Ten Years" includes loans with maturity dates unfixed.*

**(14) Foreign Investments**

a. Investments by asset category

(i) Foreign currency denominated assets (yen amount not fixed)

(Millions of Yen, %)

| Category | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| Foreign bonds | 754,264 | 67.2 | 640,092 | 60.4 | 665,534 | 62.7 |
| Foreign stocks | 74,770 | 6.7 | 98,992 | 9.3 | 99,334 | 9.4 |
| Cash, deposits & others | 21,964 | 2.0 | 49,705 | 4.7 | 28,485 | 2.7 |
| Total | 850,999 | 75.8 | 788,790 | 74.4 | 793,354 | 74.7 |

(ii) Foreign currency denominated assets of which the amount in yen is fixec

(Millions of Yen, %)

| Category | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| Foreign bonds | - | - | - | - | - | - |
| Cash, deposits & others | - | - | - | - | - | - |
| Total | - | - | - | - | - | - |

(iii) Yen-denominated assets

(Millions of Yen, %)

| Category | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| Loans to nonresidents | 100,974 | 9.0 | 104,923 | 9.9 | 104,923 | 9.9 |
| Foreign bonds | 58,674 | 5.2 | 46,770 | 4.4 | 46,787 | 4.4 |
| Foreign stocks & other securities | 111,501 | 9.9 | 119,379 | 11.3 | 116,406 | 11.0 |
| Others | - | - | - | - | - | - |
| Total | 271,151 | 24.2 | 271,073 | 25.6 | 268,117 | 25.3 |

(iv) Total [ (i)+(ii)+(iii) ]

(Millions of Yen, %)

| Category | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| Foreign investments and loans | 1,122,150 | 100.0 | 1,059,864 | 100.0 | 1,061,472 | 100.0 |
| (Real estate held abroad included) | - | - | - | - | - | - |

*Note: "Foreign currency denominated assets of which the amount in yen is fixed" are assets whose amounts in yen to be received at the settlement are fixed by making exchange contracts, and are included in the Balance Sheet.*

b. Foreign currency denominated assets by currency

(Millions of Yen, %)

| Category | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| US dollar | 316,333 | 37.2 | 263,383 | 33.4 | 251,494 | 31.7 |
| Euro | 335,901 | 39.5 | 330,606 | 41.9 | 344,261 | 43.4 |
| British pound | 16,632 | 2.0 | 25,343 | 3.2 | 18,190 | 2.3 |
| Canadian dollar | 87,421 | 10.3 | 62,143 | 7.9 | 85,796 | 10.8 |
| Swedish krona | 67,148 | 7.9 | 67,775 | 8.6 | 56,960 | 7.2 |
| Hong Kong dollar | 27,561 | 3.2 | 39,539 | 5.0 | 36,651 | 4.6 |
| Others | 0 | 0.0 | - | - | - | - |
| Total | 850,999 | 100.0 | 788,790 | 100.0 | 793,354 | 100.0 |

c. Investments by region

(Millions of Yen, %)

| Region | As of September 30, 2005 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Foreign securities | | Foreign bonds | | Foreign stocks & other securities | | Loans to non-residents | |
| | Amount | Percentage | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| North America | 371,488 | 41.5 | 321,234 | 46.7 | 50,254 | 24.2 | 9,000 | 8.9 |
| Europe | 319,660 | 35.7 | 308,158 | 44.8 | 11,501 | 5.5 | 59,000 | 58.4 |
| Oceania | - | - | - | - | - | - | - | - |
| Asia | 27,629 | 3.1 | - | - | 27,629 | 13.3 | 1,001 | 1.0 |
| Latin America | 145,369 | 16.2 | 26,685 | 3.9 | 118,683 | 57.0 | 31,000 | 30.7 |
| Middle East | - | - | - | - | - | - | - | - |
| Africa | - | - | - | - | - | - | - | - |
| International organizations | 31,769 | 3.5 | 31,769 | 4.6 | - | - | 973 | 1.0 |
| Total | 895,916 | 100.0 | 687,847 | 100.0 | 208,069 | 100.0 | 100,974 | 100.0 |

(Millions of Yen, %)

| Region | As of September 30, 2006 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Foreign securities | | Foreign bonds | | Foreign stocks & other securities | | Loans to non-residents | |
| | Amount | Percentage | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| North America | 320,595 | 37.1 | 255,088 | 42.8 | 65,507 | 24.5 | 9,000 | 8.6 |
| Europe | 343,864 | 39.8 | 319,277 | 53.5 | 24,586 | 9.2 | 64,000 | 61.0 |
| Oceania | - | - | - | - | - | - | - | - |
| Asia | 37,514 | 4.3 | - | - | 37,514 | 14.0 | - | - |
| Latin America | 154,830 | 17.9 | 14,603 | 2.4 | 140,227 | 52.4 | 31,000 | 29.5 |
| Middle East | - | - | - | - | - | - | - | - |
| Africa | - | - | - | - | - | - | - | - |
| International organizations | 7,259 | 0.8 | 7,259 | 1.2 | - | - | 923 | 0.9 |
| Total | 864,065 | 100.0 | 596,229 | 100.0 | 267,836 | 100.0 | 104,923 | 100.0 |

(Millions of Yen, %)

| Region | As of March 31, 2006 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Foreign securities | | Foreign bonds | | Foreign stocks & other securities | | Loans to non-residents | |
| | Amount | Percentage | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| North America | 333,718 | 38.7 | 271,111 | 43.8 | 62,606 | 25.6 | 9,000 | 8.6 |
| Europe | 341,663 | 39.6 | 322,568 | 52.1 | 19,095 | 7.8 | 64,000 | 61.0 |
| Oceania | - | - | - | - | - | - | - | - |
| Asia | 36,801 | 4.3 | - | - | 36,801 | 15.1 | - | - |
| Latin America | 138,448 | 16.0 | 12,849 | 2.1 | 125,599 | 51.5 | 31,000 | 29.5 |
| Middle East | - | - | - | - | - | - | - | - |
| Africa | - | - | - | - | - | - | - | - |
| International organizations | 12,671 | 1.5 | 12,671 | 2.0 | - | - | 923 | 0.9 |
| Total | 863,303 | 100.0 | 619,201 | 100.0 | 244,102 | 100.0 | 104,923 | 100.0 |

## (15) Valuation Gains on Trading Securities

(Millions of Yen)

| Category | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Current Fair Value and Carrying Value | Net valuation gains/losses | Current Fair Value and Carrying Value | Net valuation gains/losses | Current Fair Value and Carrying Value | Net valuation gains/losses |
| Trading securities | - | - | - | - | - | - |

## (16) Fair Value Information on Securities (with current fair value out of securities excluding trading securities)

(Millions of Yen)

| Category | As of September 30, 2005 | | | | |
|---|---|---|---|---|---|
| | Carrying value before mark-to-market | Current fair value | Net unrealized gains/losses | | |
| | | | | Gains | Losses |
| Held-to-maturity securities | 305,909 | 305,920 | 11 | 2,190 | 2,179 |
| Domestic bonds | 223,335 | 223,130 | (205) | 1,868 | 2,074 |
| Monetary claims purchased | 77,573 | 77,790 | 217 | 322 | 105 |
| Certificates of deposit | 5,000 | 4,999 | (0) | - | 0 |
| Policy reserve matching bonds | 1,666,718 | 1,672,603 | 5,884 | 14,084 | 8,200 |
| Stocks of subsidiaries and affiliated companies | - | - | - | - | - |
| Available-for-sale securities | 2,015,354 | 2,334,031 | 318,677 | 329,074 | 10,397 |
| Domestic bonds | 730,821 | 742,122 | 11,300 | 15,000 | 3,700 |
| Domestic stocks | 398,737 | 660,739 | 262,001 | 263,604 | 1,602 |
| Foreign securities | 762,960 | 794,988 | 32,028 | 36,970 | 4,941 |
| Bonds | 661,348 | 687,847 | 26,498 | 29,787 | 3,288 |
| Stocks, etc. | 101,611 | 107,141 | 5,529 | 7,182 | 1,653 |
| Other securities | 106,116 | 119,503 | 13,387 | 13,456 | 69 |
| Money claims purchased | 16,718 | 16,677 | (41) | 43 | 84 |
| Certificates of deposit | - | - | - | - | - |
| Others | - | - | - | - | - |
| Total | 3,987,983 | 4,312,555 | 324,572 | 345,350 | 20,778 |
| Domestic bonds | 2,620,876 | 2,637,855 | 16,978 | 30,953 | 13,974 |
| Domestic stocks | 398,737 | 660,739 | 262,001 | 263,604 | 1,602 |
| Foreign securities | 762,960 | 794,988 | 32,028 | 36,970 | 4,941 |
| Bonds | 661,348 | 687,847 | 26,498 | 29,787 | 3,288 |
| Stocks, etc. | 101,611 | 107,141 | 5,529 | 7,182 | 1,653 |
| Other securities | 106,116 | 119,503 | 13,387 | 13,456 | 69 |
| Monetary claims purchased | 94,292 | 94,468 | 175 | 365 | 190 |
| Certificates of deposit | 5,000 | 4,999 | (0) | - | 0 |
| Others | - | - | - | - | - |

Notes: 1. *The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.*

2. *Monetary trusts do not include other than trading securities.*

*The carrying value before mark-to-market of securities without any current fair value is as follows:

(Millions of Yen)

| Category | As of September 30, 2005 |
|---|---|
| Held-to-maturity securities | - |
| Unlisted foreign bonds | - |
| Others | - |
| Policy reserve matching bonds | - |
| Stock of subsidiaries and affiliated companies | 6,375 |
| Available-for-sale securities | 112,981 |
| Unlisted domestic stocks | 11,997 |
| Unlisted foreign stocks | - |
| Unlisted foreign bonds | - |
| Others | 100,983 |
| Total | 119,356 |

(Millions of Yen)

| Category | As of September 30, 2006 | | | | |
|---|---|---|---|---|---|
| | Carrying value before mark-to-market | Current fair value | Net unrealized gains/losses | Gains | Losses |
| Held-to-maturity securities | 356,671 | 349,745 | (6,926) | 1,254 | 8,180 |
| Domestic bonds | 230,925 | 225,338 | (5,587) | 979 | 6,566 |
| Monetary claims purchased | 120,746 | 119,406 | (1,339) | 274 | 1,614 |
| Certificates of deposit | 5,000 | 5,000 | 0 | 0 | - |
| Policy reserve matching bonds | 1,783,176 | 1,770,604 | (12,571) | 4,735 | 17,307 |
| Stocks of subsidiaries and affiliated companies | - | - | - | - | - |
| Available-for-sale securities | 1,932,301 | 2,331,226 | 398,924 | 416,312 | 17,388 |
| Domestic bonds | 675,613 | 678,982 | 3,369 | 7,881 | 4,512 |
| Domestics stocks | 460,015 | 810,728 | 350,713 | 358,171 | 7,458 |
| Foreign securities | 714,609 | 752,958 | 38,348 | 42,742 | 4,393 |
| Bonds | 576,299 | 596,229 | 19,929 | 22,263 | 2,333 |
| Stocks, etc. | 138,309 | 156,728 | 18,419 | 20,479 | 2,059 |
| Other securities | 59,969 | 66,868 | 6,899 | 7,495 | 596 |
| Money claims purchased | 22,094 | 21,687 | (406) | 21 | 427 |
| Certificates of deposit | - | - | - | - | - |
| Others | - | - | - | - | - |
| Total | 4,072,149 | 4,451,576 | 379,426 | 422,302 | 42,876 |
| Domestic bonds | 2,689,715 | 2,674,925 | (14,789) | 13,596 | 28,386 |
| Domestic stocks | 460,015 | 810,728 | 350,713 | 358,171 | 7,458 |
| Foreign securities | 714,609 | 752,958 | 38,348 | 42,742 | 4,393 |
| Bonds | 576,299 | 596,229 | 19,929 | 22,263 | 2,333 |
| Stocks, etc. | 138,309 | 156,728 | 18,419 | 20,479 | 2,059 |
| Other securities | 59,969 | 66,868 | 6,899 | 7,495 | 596 |
| Monetary claims purchased | 142,840 | 141,094 | (1,745) | 296 | 2,042 |
| Certificates of deposit | 5,000 | 5,000 | 0 | 0 | - |
| Others | - | - | - | - | - |

*Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.*

*The carrying value before mark-to-market of securities without any current fair value is as follows:

(Millions of Yen)

| Category | As of September 30, 2006 |
|---|---|
| Held-to-maturity securities | - |
| Unlisted foreign bonds | - |
| Others | - |
| Policy reserve matching bonds | - |
| Stock of subsidiaries and affiliated companies | 6,993 |
| Available-for-sale securities | 125,686 |
| Unlisted domestic stocks | 14,769 |
| Unlisted foreign stocks | - |
| Unlisted foreign bonds | - |
| Others | 110,916 |
| Total | 132,679 |

(Millions of Yen)

| Category | As of March 31, 2006 | | | | |
|---|---|---|---|---|---|
| | Carrying value before mark-to-market | Current fair value | Net unrealized gains/losses | Gains | Losses |
| Held-to-maturity securities | 340,401 | 336,474 | (3,926) | 1,342 | 5,268 |
| Domestic bonds | 229,004 | 227,019 | (1,984) | 1,305 | 3,290 |
| Monetary claims purchased | 106,397 | 104,454 | (1,942) | 36 | 1,978 |
| Certificates of deposit | 5,000 | 5,000 | 0 | 0 | - |
| Policy reserve matching bonds | 1,773,298 | 1,750,945 | (22,353) | 2,700 | 25,053 |
| Stocks of subsidiaries and affiliated companies | - | - | - | - | - |
| Available-for-sale securities | 1,949,006 | 2,441,908 | 492,902 | 508,904 | 16,002 |
| Domestic bonds | 667,801 | 668,850 | 1,049 | 7,442 | 6,393 |
| Domestics stocks | 466,882 | 915,698 | 448,816 | 449,644 | 827 |
| Foreign securities | 732,794 | 757,349 | 24,554 | 32,807 | 8,252 |
| Bonds | 609,075 | 619,201 | 10,125 | 16,301 | 6,176 |
| Stocks, etc. | 123,719 | 138,148 | 14,429 | 16,505 | 2,076 |
| Other securities | 63,045 | 82,047 | 19,001 | 19,004 | 2 |
| Money claims purchased | 18,482 | 17,961 | (520) | 4 | 525 |
| Certificates of deposit | - | - | - | - | - |
| Others | - | - | - | - | - |
| Total | 4,062,706 | 4,529,328 | 466,622 | 512,946 | 46,324 |
| Domestic bonds | 2,670,104 | 2,646,815 | (23,288) | 11,448 | 34,737 |
| Domestic stocks | 466,882 | 915,698 | 448,816 | 449,644 | 827 |
| Foreign securities | 732,794 | 757,349 | 24,554 | 32,807 | 8,252 |
| Bonds | 609,075 | 619,201 | 10,125 | 16,301 | 6,176 |
| Stocks, etc. | 123,719 | 138,148 | 14,429 | 16,505 | 2,076 |
| Other securities | 63,045 | 82,047 | 19,001 | 19,004 | 2 |
| Monetary claims purchased | 124,879 | 122,416 | (2,463) | 41 | 2,504 |
| Certificates of deposit | 5,000 | 5,000 | 0 | 0 | - |
| Others | - | - | - | - | - |

*Notes: 1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.*

*2. Monetary trusts do not include other than trading securities.*

*The carrying value before mark-to-market of securities without any current fair value is as follows:

(Millions of Yen)

| Category | As of March 31, 2006 |
|---|---|
| Held-to-maturity securities | - |
| Unlisted foreign bonds | - |
| Others | - |
| Policy reserve matching bonds | - |
| Stock of subsidiaries and affiliated companies | 6,375 |
| Available-for-sale securities | 117,893 |
| Unlisted domestic stocks | 11,919 |
| Unlisted foreign stocks | - |
| Unlisted foreign bonds | - |
| Others | 105,974 |
| Total | 124,268 |

*The followings are total amount of unrealized gains/losses on the carrying value for the yen-valuated foreign securities out of securities without current fair value, and the securities with current fair value.

(Millions of Yen)

| Category | As of September 30, 2005 | | | | |
|---|---|---|---|---|---|
| | Carrying value before mark-to-market | Current fair value | Net unrealized gains/losses | Gains | Losses |
| Held-to-maturity securities | 305,909 | 305,920 | 11 | 2,190 | 2,179 |
| Domestic bonds | 223,335 | 223,130 | (205) | 1,868 | 2,074 |
| Monetary claims purchased | 77,573 | 77,790 | 217 | 322 | 105 |
| Certificates of deposit | 5,000 | 4,999 | (0) | - | 0 |
| Policy reserve matching bonds | 1,666,718 | 1,672,603 | 5,884 | 14,084 | 8,200 |
| Stocks of subsidiaries and affiliated companies | 6,375 | 6,375 | - | - | - |
| Available-for-sale securities | 2,128,336 | 2,447,007 | 318,671 | 329,074 | 10,403 |
| Domestic bonds | 730,821 | 742,122 | 11,300 | 15,000 | 3,700 |
| Domestics stocks | 410,735 | 672,737 | 262,001 | 263,604 | 1,602 |
| Foreign securities | 863,893 | 895,916 | 32,023 | 36,970 | 4,946 |
| Bonds | 661,348 | 687,847 | 26,498 | 29,787 | 3,288 |
| Stocks, etc. | 202,545 | 208,069 | 5,524 | 7,182 | 1,658 |
| Other securities | 106,116 | 119,503 | 13,387 | 13,456 | 69 |
| Money claims purchased | 16,718 | 16,677 | (41) | 43 | 84 |
| Certificates of deposit | - | - | - | - | - |
| Others | 50 | 50 | - | - | - |
| Total | 4,107,340 | 4,431,907 | 324,567 | 345,350 | 20,783 |
| Domestic bonds | 2,620,876 | 2,637,855 | 16,978 | 30,953 | 13,974 |
| Domestic stocks | 417,110 | 679,112 | 262,001 | 263,604 | 1,602 |
| Foreign securities | 863,893 | 895,916 | 32,023 | 36,970 | 4,946 |
| Bonds | 661,348 | 687,847 | 26,498 | 29,787 | 3,288 |
| Stocks, etc. | 202,545 | 208,069 | 5,524 | 7,182 | 1,658 |
| Other securities | 106,116 | 119,503 | 13,387 | 13,456 | 69 |
| Monetary claims purchased | 94,292 | 94,468 | 175 | 365 | 190 |
| Certificates of deposit | 5,000 | 4,999 | (0) | - | 0 |
| Others | 50 | 50 | - | - | - |

(Millions of Yen)

| Category | As of September 30, 2006 | | | | |
|---|---|---|---|---|---|
| | Carrying value before mark-to-market | Current fair value | Net unrealized gains/losses | Gains | Losses |
| Held-to-maturity securities | 356,671 | 349,745 | (6,926) | 1,254 | 8,180 |
| Domestic bonds | 230,925 | 225,338 | (5,587) | 979 | 6,566 |
| Monetary claims purchased | 120,746 | 119,406 | (1,339) | 274 | 1,614 |
| Certificates of deposit | 5,000 | 5,000 | 0 | 0 | - |
| Policy reserve matching bonds | 1,783,176 | 1,770,604 | (12,571) | 4,735 | 17,307 |
| Stocks of subsidiaries and affiliated companies | 6,993 | 6,993 | - | - | - |
| Available-for-sale securities | 2,057,987 | 2,457,103 | 399,115 | 416,504 | 17,389 |
| Domestic bonds | 675,613 | 678,982 | 3,369 | 7,881 | 4,512 |
| Domestics stocks | 474,785 | 825,498 | 350,713 | 358,171 | 7,458 |
| Foreign securities | 825,525 | 864,065 | 38,539 | 42,934 | 4,394 |
| Bonds | 576,299 | 596,229 | 19,929 | 22,263 | 2,333 |
| Stocks, etc. | 249,225 | 267,836 | 18,610 | 20,670 | 2,060 |
| Other securities | 59,969 | 66,868 | 6,899 | 7,495 | 596 |
| Money claims purchased | 22,094 | 21,687 | (406) | 21 | 427 |
| Certificates of deposit | - | - | - | - | - |
| Others | - | - | - | - | - |
| Total | 4,204,829 | 4,584,446 | 379,617 | 422,494 | 42,877 |
| Domestic bonds | 2,689,715 | 2,674,925 | (14,789) | 13,596 | 28,386 |
| Domestic stocks | 481,778 | 832,491 | 350,713 | 358,171 | 7,458 |
| Foreign securities | 825,525 | 864,065 | 38,539 | 42,934 | 4,394 |
| Bonds | 576,299 | 596,229 | 19,929 | 22,263 | 2,333 |
| Stocks, etc. | 249,225 | 267,836 | 18,610 | 20,670 | 2,060 |
| Other securities | 59,969 | 66,868 | 6,899 | 7,495 | 596 |
| Monetary claims purchased | 142,840 | 141,094 | (1,745) | 296 | 2,042 |
| Certificates of deposit | 5,000 | 5,000 | 0 | 0 | - |
| Others | - | - | - | - | - |

*Notes: 1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.*

*2. Monetary trusts include securities other than trading securities and their carrying value and the current fair value were 50 million yen as of September 30, 2005 (There were no unrealized gains/losses).*

(Millions of Yen)

| Category | | | Carrying value before mark-to-market | Current fair value | Net unrealized gains/losses | Gains | Losses |
|---|---|---|---|---|---|---|---|
| | | | As of March 31, 2006 | | | | |
| Held-to-maturity securities | | | 340,401 | 336,474 | (3,926) | 1,342 | 5,268 |
| | Domestic bonds | | 229,004 | 227,019 | (1,984) | 1,305 | 3,290 |
| | Monetary claims purchased | | 106,397 | 104,454 | (1,942) | 36 | 1,978 |
| | Certificates of deposit | | 5,000 | 5,000 | 0 | 0 | - |
| Policy reserve matching bonds | | | 1,773,298 | 1,750,945 | (22,353) | 2,700 | 25,053 |
| Stocks of subsidiaries and affiliated companies | | | 6,375 | 6,375 | - | - | - |
| Available-for-sale securities | | | 2,066,899 | 2,559,831 | 492,931 | 508,934 | 16,003 |
| | Domestic bonds | | 667,801 | 668,850 | 1,049 | 7,442 | 6,393 |
| | Domestics stocks | | 478,801 | 927,617 | 448,816 | 449,644 | 827 |
| | Foreign securities | | 838,719 | 863,303 | 24,584 | 32,837 | 8,253 |
| | | Bonds | 609,075 | 619,201 | 10,125 | 16,301 | 6,176 |
| | | Stocks, etc. | 229,643 | 244,102 | 14,458 | 16,535 | 2,077 |
| | Other securities | | 63,045 | 82,047 | 19,001 | 19,004 | 2 |
| | Money claims purchased | | 18,482 | 17,961 | (520) | 4 | 525 |
| | Certificates of deposit | | - | - | - | - | - |
| | Others | | 50 | 50 | - | - | - |
| Total | | | 4,186,975 | 4,653,627 | 466,651 | 512,977 | 46,325 |
| Domestic bonds | | | 2,670,104 | 2,646,815 | (23,288) | 11,448 | 34,737 |
| Domestic stocks | | | 485,176 | 933,993 | 448,816 | 449,644 | 827 |
| Foreign securities | | | 838,719 | 863,303 | 24,584 | 32,837 | 8,253 |
| | Bonds | | 609,075 | 619,201 | 10,125 | 16,301 | 6,176 |
| | Stocks, etc. | | 229,643 | 244,102 | 14,458 | 16,535 | 2,077 |
| Other securities | | | 63,045 | 82,047 | 19,001 | 19,004 | 2 |
| Monetary claims purchased | | | 124,879 | 122,416 | (2,463) | 41 | 2,504 |
| Certificates of deposit | | | 5,000 | 5,000 | 0 | 0 | - |
| Others | | | 50 | 50 | - | - | - |

*Notes: 1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.*

*2. Monetary trusts include securities other than trading securities and their carrying value and the current fair value were 50 million yen as of March 31, 2006 (There were no unrealized gains/losses).*

## (17) Fair Value Information on Monetary Trusts

(Millions of Yen)

| Category | As of September 30, 2005 | | | | | As of September 30, 2006 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Carrying value | Current fair value | Net unrealized gains/losses | | | Carrying value | Current fair value | Net unrealized gains/losses | | |
| | | | | Gains | Losses | | | | Gains | Losses |
| Monetary trusts | 50 | 50 | - | - | - | - | - | - | - | - |

| Category | As of March 31, 2006 | | | | |
|---|---|---|---|---|---|
| | Carrying value | Current fair value | Net unrealized gains/losses | | |
| | | | | Gains | Losses |
| Monetary trusts | 50 | 50 | - | - | - |

* Monetary trusts for investment

(Millions of Yen)

| Category | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Current Fair Value and Carrying Value | Net valuation gains/losses | Current Fair Value and Carrying Value | Net valuation gains/losses | Current Fair Value and Carrying Value | Net valuation gains/losses |
| Monetary trusts for investment | - | - | - | - | - | - |

* Monetary trusts for held-to-maturity securities, policy reserve matching bonds and available-for-sale securities

(Millions of Yen)

| Category | As of September 30, 2005 | | | | | As of September 30, 2006 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Carrying value before mark-to-market | Current fair value | Net unrealized gains/losses | | | Carrying value before mark-to-market | Current fair value | Net unrealized gains/losses | | |
| | | | | Gains | Losses | | | | Gains | Losses |
| Monetary trusts for held-to-maturity | - | - | - | - | - | - | - | - | - | - |
| Monetary trusts for policy reserve matching | - | - | - | - | - | - | - | - | - | - |
| Other monetary trusts | 50 | 50 | - | - | - | - | - | - | - | - |
| Jointly operated and designed monetary trusts | 50 | 50 | - | - | - | - | - | - | - | - |
| Total | 50 | 50 | - | - | - | - | - | - | - | - |

| Category | As of March 31, 2006 | | | | |
|---|---|---|---|---|---|
| | Carrying value before mark-to-market | Current fair value | Net unrealized gains/losses | | |
| | | | | Gains | Losses |
| Monetary trusts for held-to-maturity | - | - | - | - | - |
| Monetary trusts for policy reserve matching | - | - | - | - | - |
| Other monetary trusts | 50 | 50 | - | - | - |
| Jointly operated and designed monetary trusts | 50 | 50 | - | - | - |
| Total | 50 | 50 | - | - | - |

## (18) Fair Value Information on Real Estate

(Millions of Yen)

| Category | As of September 30, 2005 | | | | | As of September 30, 2006 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Carrying value | Current fair value | Net unrealized gains/losses | | | Carrying value | Current fair value | Net unrealized gains/losses | | |
| | | | | Gains | Losses | | | | Gains | Losses |
| Land | 101,079 | 91,562 | (9,516) | 3,498 | 13,014 | 99,929 | 96,212 | (3,717) | 8,153 | 11,870 |
| Leasehold | 156 | 110 | (46) | 10 | 57 | 156 | 106 | (49) | 11 | 61 |
| Total | 101,235 | 91,673 | (9,562) | 3,508 | 13,071 | 100,086 | 96,318 | (3,767) | 8,164 | 11,931 |

| Category | As of March 31, 2006 | | | | |
|---|---|---|---|---|---|
| | Carrying value | Current fair value | Net unrealized gains/losses | | |
| | | | | Gains | Losses |
| Land | 100,866 | 96,268 | (4,597) | 8,099 | 12,697 |
| Leasehold | 156 | 109 | (46) | 11 | 58 |
| Total | 101,023 | 96,378 | (4,644) | 8,111 | 12,755 |

*Note: Current fair value are calculated based on the appraisal prices and posted prices.*

### (19) Fair Value Information on Derivative Transactions
### (total transactions which hedge accounting applied and not applied)

(i) Breakdown of net gains/losses (breakdown of transactions which hedge accounting applied and not applied)

(Millions of Yen)

| Category | As of September 30, 2005 | | | | | |
|---|---|---|---|---|---|---|
| | Interest-rate-related | Currency-related | Stock-related | Bond-related | Others | Total |
| Hedge accounting appplied | 1,726 | (17,030) | - | - | - | (15,303) |
| Hedge accounting not appplied | - | (635) | (1,710) | - | - | (2,345) |
| Total | 1,726 | (17,665) | (1,710) | - | - | (17,649) |

*Note: Accrued interest of interest-related net gains/losses applied hedge accounting [96 million yen], currency-related net gains/losses with fair value hedge accounting [(17,030) million yen], and net gains/losses not applied hedge accounting are recorded on the statement of*

| Category | As of September 30, 2006 | | | | | |
|---|---|---|---|---|---|---|
| | Interest-rate-related | Currency-related | Stock-related | Bond-related | Others | Total |
| Hedge accounting appplied | (682) | (8,450) | - | - | - | (9,133) |
| Hedge accounting not appplied | - | (816) | - | - | - | (816) |
| Total | (682) | (9,267) | - | - | - | (9,950) |

*Note: Accrued interest of interest-related net gains/losses applied hedge accounting [91 million yen], currency-related net gains/losses with fair value hedge accounting [(8,450) million yen], and net gains/losses not applied hedge accounting are recorded on the statement of*

| Category | As of March 31, 2006 | | | | | |
|---|---|---|---|---|---|---|
| | Interest-rate-related | Currency-related | Stock-related | Bond-related | Others | Total |
| Hedge accounting appplied | (2,083) | (5,577) | - | - | - | (7,660) |
| Hedge accounting not appplied | - | (322) | (986) | - | - | (1,309) |
| Total | (2,083) | (5,900) | (986) | - | - | (8,969) |

*Note: Accrued interest of interest-related net gains/losses applied hedge accounting [94 million yen], currency-related net gains/losses with fair value hedge accounting [(5,577) million yen], and net gains/losses not applied hedge accounting are recorded on the statement of*

(ii) Interest-rate-related derivative transactions

(Millions of Yen)

| Category | Type | As of September 30, 2005 | | | | As of September 30, 2006 | | | | As of March 31, 2006 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Contracted value or notional principal amount | Over 1 year | Current market or fair value | Valuation gains (losses) | Contracted value or notional principal amount | Over 1 year | Current market or fair value | Valuation gains (losses) | Contracted value or notional principal amount | Over 1 year | Current market or fair value | Valuation gains (losses) |
| OTC | Interest rate swaps<br>Receipts fixed, payments floating | 185,939 | 125,572 | 1,726 | 1,726 | 144,598 | 133,033 | (682) | (682) | 138,286 | 123,240 | (2,083) | (2,083) |
| Total | | | | | 1,726 | | | | (682) | | | | (2,083) |

*Note: Valuation gains(losses) indicates the current market or fair value.*

(Reference) Balance of notional principal of interest rate swapping by term to maturity

(Millions of Yen)

| Type | As of September 30, 2005 | | | | | | |
|---|---|---|---|---|---|---|---|
| | 1 year or shorter | 1 year to 3 years | 3 year to 5 years | 5 year to 7 years | 7 year to 10 years | Over 10 years | Total |
| Receipts fixed, payments floating | 60,367 | 55,066 | 29,665 | 19,650 | 21,190 | - | 185,939 |
| Average rate received | 2.89% | 1.17% | 1.58% | 1.65% | 1.50% | - | 1.88% |
| Average rate paid | 0.51% | 0.39% | 0.59% | 0.55% | 0.51% | - | 0.49% |

| Type | As of September 30, 2006 | | | | | | |
|---|---|---|---|---|---|---|---|
| | 1 year or shorter | 1 year to 3 years | 3 year to 5 years | 5 year to 7 years | 7 year to 10 years | Over 10 years | Total |
| Receipts fixed, payments floating | 11,565 | 49,971 | 37,348 | 35,400 | 10,312 | - | 144,598 |
| Average rate received | 1.21% | 1.15% | 1.53% | 1.55% | 1.79% | - | 1.40% |
| Average rate paid | 0.64% | 0.74% | 0.97% | 0.84% | 0.64% | - | 0.81% |

| Type | As of March 31, 2006 | | | | | | |
|---|---|---|---|---|---|---|---|
| | 1 year or shorter | 1 year to 3 years | 3 year to 5 years | 5 year to 7 years | 7 year to 10 years | Over 10 years | Total |
| Receipts fixed, payments floating | 15,046 | 53,413 | 27,496 | 34,000 | 8,330 | - | 138,286 |
| Average rate received | 1.59% | 1.18% | 1.38% | 1.58% | 1.63% | - | 1.39% |
| Average rate paid | 0.87% | 0.38% | 0.60% | 0.65% | 0.28% | - | 0.54% |

(iii) Currency-related derivative transactions

(Millions of Yen)

| Category | Type | As of September 30, 2005 | | | | As of September 30, 2006 | | | | As of March 31, 2006 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Contracted value or notional principal amount | | Current market or fair value | Valuation gains (losses) | Contracted value or notional principal amount | | Current market or fair value | Valuation gains (losses) | Contracted value or notional principal amount | | Current market or fair value | Valuation gains (losses) |
| | | | Over 1 year | | | | Over 1 year | | | | Over 1 year | | |
| OTC | Exchange contract | | | | | | | | | | | | |
| | Sold | 532,273 | - | 549,939 | (17,665) | 439,793 | - | 449,061 | (9,267) | 422,754 | - | 428,654 | (5,900) |
| | US dollar | 184,273 | - | 190,080 | (5,807) | 91,988 | - | 95,300 | (3,312) | 84,888 | - | 86,555 | (1,667) |
| | Euro | 243,875 | - | 248,795 | (4,919) | 241,818 | - | 245,460 | (3,641) | 239,526 | - | 243,893 | (4,366) |
| | British pound | - | - | - | - | 9,948 | - | 10,093 | (144) | - | - | - | - |
| | Canadian dollar | 58,579 | - | 65,222 | (6,643) | 47,635 | - | 49,066 | (1,431) | 65,459 | - | 65,005 | 453 |
| | Swedish krona | 45,546 | - | 45,841 | (295) | 48,401 | - | 49,139 | (738) | 32,879 | - | 33,199 | (320) |
| | Hong Kong dollar | - | - | - | - | 0 | - | 0 | (0) | - | - | - | - |
| Total | | | | | (17,665) | | | | (9,267) | | | | (5,900) |

*Notes: 1. Exchange rate as of the end of each fiscal year is used for futures rate .*

*2. This disclosure excludes foreign-currency-dominated monetary receivables and payables which are recorded in yen in the balance sheet, for the reason the settlement amount in yen is fixed based on the exchange contract.*

*3. Valuation gains/losses indicates the difference between the contracted amount and the current fair value in futures transaction and forward agreements.*

(iv) Stock-related derivative transactions

(Millions of Yen)

| Category | Type | As of September 30, 2005 | | | | As of September 30, 2006 | | | | As of March 31, 2006 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Contracted value or notional principal amount | | Current market or fair value | Valuation gains (losses) | Contracted value or notional principal amount | | Current market or fair value | Valuation gains (losses) | Contracted value or notional principal amount | | Current market or fair value | Valuation gains (losses) |
| | | | Over 1 year | | | | Over 1 year | | | | Over 1 year | | |
| OTC | Stock index futures | | | | | | | | | | | | |
| | Bought | | | | | | | | | | | | |
| | Put | 79,983 [2,237] | - [-] | 527 | (1,710) | - [-] | - [-] | - | - | 19,996 [1,326] | - [-] | 340 | (986) |
| Total | | | | | (1,710) | | | | - | | | | (986) |

*Notes: 1. Figures in parentheses indicates option premiums in the balance sheet.*

*2. Valuation gains (losses) indicates the difference between the option premium and the current market or fair value.*

(v) Bond-related derivative transactions

The Company did not have any balances as of September 30, 2006 and 2005, and March 31, 2006.

(vi) Others

The Company did not have any balances as of September 30, 2006 and 2005, and March 31, 2006.

## 4. Status of Separate Account Assets

**(1) Balance of Separate Account Assets**

(Millions of Yen)

| Category | As of September 30, 2005 | As of September 30, 2006 | As of March 31, 2006 |
|---|---|---|---|
| | Amount | Amount | Amount |
| Individual variable insurance | 6,137 | 6,665 | 6,700 |
| Individual variable annuities | - | - | - |
| Group annuities | - | - | - |
| Total of separate account | 6,137 | 6,665 | 6,700 |

**(2) Status of Individual Variable Insurance (Separate Accounts)**

a. Total policy amount in force

(Number, Millions of Yen)

| Category | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Number | Amount | Number | Amount | Number | Amount |
| Variable insurance (term-life) | 326 | 358 | 307 | 339 | 316 | 349 |
| Variable insurance (whole-life) | 543 | 1,722 | 533 | 1,708 | 541 | 1,720 |
| Total | 869 | 2,081 | 840 | 2,047 | 857 | 2,069 |

b. Asset composition

(Millions of Yen, %)

| Category | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| Cash and deposits, call loans | 158 | 2.6 | 316 | 4.7 | 295 | 4.4 |
| Securities | 5,952 | 97.0 | 6,317 | 94.8 | 6,361 | 94.9 |
| Domestic bonds | 1,804 | 29.4 | 1,783 | 26.8 | 1,865 | 27.8 |
| Domestic stocks | 2,321 | 37.8 | 2,376 | 35.6 | 2,423 | 36.2 |
| Foreign securities | 1,826 | 29.8 | 2,158 | 32.4 | 2,072 | 30.9 |
| Foreign bonds | 669 | 10.9 | 752 | 11.3 | 724 | 10.8 |
| Stocks, etc. | 1,157 | 18.9 | 1,405 | 21.1 | 1,347 | 20.1 |
| Other securities | - | - | - | - | - | - |
| Loans | - | - | - | - | - | - |
| Others | 26 | 0.4 | 31 | 0.5 | 43 | 0.6 |
| Reserve for possible loan losses | - | - | - | - | - | - |
| Total | 6,137 | 100.0 | 6,665 | 100.0 | 6,700 | 100.0 |

c. Net investment gains/losses

(Millions of Yen)

| Category | Six Months Ended September 30, 2005 | Six Months Ended September 30, 2006 | Year Ended March 31, 2006 |
|---|---|---|---|
| | Amount | Amount | Amount |
| Interests, dividends and income from real estate for rent | 54 | 60 | 106 |
| Gains on sale of securities | 126 | 65 | 282 |
| Gains on redemption of securities | - | - | - |
| Valuation gains on securities | 1,011 | 1,226 | 1,471 |
| Foreign exchange gains, net | 0 | 0 | 0 |
| Gains from derivatives, net | - | - | - |
| Other investment income | 0 | 0 | 0 |
| Losses on sale of securities | 133 | 30 | 170 |
| Amortization of securities | - | - | - |
| Devaluation losses on securities | 518 | 1,331 | 499 |
| Foreign exchange losses, net | 1 | 0 | 2 |
| Losses from derivatives, net | - | - | - |
| Other investment expenses | 0 | 0 | 0 |
| Net investment gains/losses | 539 | (10) | 1,189 |

d. Valuation gains/losses on trading securities

(Millions of Yen)

| Category | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Current Fair Value and Carrying Value | Net valuation gains/losses | Current Fair Value and Carrying Value | Net valuation gains/losses | Current Fair Value and Carrying Value | Net valuation gains/losses |
| Trading securities | 5,952 | 493 | 6,317 | (105) | 6,361 | 972 |

e. Fair value information on monetary trusts

The Company did not have any balances of monetary trusts as of September 30, 2006 and 2005, and March 31, 2006.

f. Fair value information on derivative transactions

Interest-rate-related derivative transactions
Currency-related derivative transactions
Stock-related derivative transactions
Bond-related derivative transactions
Others

The Company did not have any balances of these transactions as of September 30, 2006 and 2005, and March 31, 2006.

**(3) Status of Individual Variable Annuities (Separate Accounts)**

The Company did not have any balances of individual variable annuities separate accounts as of September 30, 2006 and 2005, and March 31, 2006.

## 5. Reconciliation to Core Profit and Ordinary Profit

### (1) Reconciliation to Core Profit

(Millions of Yen)

| Category | Six months ended September 30, 2005 | Six months ended September 30, 2006 | Year ended March 31, 2006 |
|---|---|---|---|
| Core Revenues | 549,469 | 476,169 | 1,020,645 |
| Income from Insurance Premiums | 423,442 | 363,388 | 823,011 |
| Insurance premiums | 423,424 | 363,258 | 822,946 |
| Ceded reinsurance recoveries | 18 | 130 | 64 |
| Investment Income | 61,566 | 69,138 | 127,495 |
| Interest, dividends and income from real estate for rent | 60,938 | 69,054 | 126,092 |
| Other investment income | 88 | 83 | 213 |
| Gains on separate accounts, net | 539 | - | 1,189 |
| Other Ordinary Income | 64,460 | 43,642 | 70,138 |
| Income related to withheld insurance claims and other payments for future annuity payments | 142 | 457 | 363 |
| Income due to withheld insurance payments | 15,456 | 11,879 | 33,467 |
| Reversal of reserve for outstanding claims | - | - | 205 |
| Reversal of policy reserves (except contingency reserve) | 47,398 | 29,869 | 33,066 |
| Reversal of reserve for employees' retirement benefits | 517 | 199 | 1,235 |
| Other ordinary profit | 945 | 1,235 | 1,800 |
| Other Core Revenues | - | 0 | - |
| Core Expenses | 533,158 | 448,447 | 982,446 |
| Insurance Claims and Other Payments | 469,709 | 386,532 | 857,053 |
| Insurance claims | 258,115 | 197,175 | 458,262 |
| Annuity payments | 58,039 | 64,023 | 115,815 |
| Insurance benefits | 53,877 | 51,171 | 106,390 |
| Surrender payments | 76,061 | 47,940 | 127,283 |
| Other payments | 23,452 | 26,080 | 49,004 |
| Reinsurance payments | 163 | 141 | 295 |
| Provision for Policy and Other Reserves | 538 | 767 | 88 |
| Investment Expenses | 3,729 | 4,229 | 7,875 |
| Interest expense | 808 | 810 | 1,624 |
| Provision for general reserve for possible loan losess | (184) | - | - |
| Depreciation of real estate for rent | 1,341 | 1,223 | 2,692 |
| Other investment expenses | 1,764 | 2,185 | 3,558 |
| Losses on separate accounts, net | - | 10 | - |
| Operating Expenses | 41,616 | 39,558 | 82,533 |
| Other Ordinary Expenses | 17,563 | 17,359 | 34,895 |
| Payments related to withheld insurance claims | 11,436 | 11,297 | 22,764 |
| Taxes | 2,713 | 2,475 | 5,234 |
| Depreciation | 2,651 | 2,610 | 5,339 |
| Provision for reserve for employees' retirement benefits | - | - | - |
| Other ordinary losses | 762 | 976 | 1,557 |
| Other Core Expenses | 0 | - | 0 |

| Core Profit | 16,311 | 27,721 | 38,199 |
|---|---|---|---|

**(2) Reconciliation to Ordinary Profit**

(Millions of Yen)

| Category | | Six months ended September 30, 2005 | Six months ended September 30, 2006 | Year ended March 31, 2006 |
|---|---|---|---|---|
| Core profit | (A) | 16,311 | 27,721 | 38,199 |
| Capital gains | | 28,968 | 47,219 | 70,593 |
| Gains from monetary trusts, net | | - | - | - |
| Gains on investments in trading securities, net | | - | - | - |
| Gains on sale of securities | | 28,968 | 47,202 | 70,593 |
| Gains from derivatives, net | | - | - | - |
| Foreign exchange gains, net | | - | 17 | - |
| Others | | - | - | - |
| Capital losses | | 19,820 | 30,479 | 47,017 |
| Losses from monetary trusts, net | | - | - | - |
| Losses on investments in trading securities, net | | - | - | - |
| Losses on sale of securities | | 8,846 | 21,598 | 25,458 |
| Devaluation losses on securities | | 176 | 22 | 269 |
| Losses from derivatives, net | | 10,728 | 8,858 | 21,068 |
| Foreign exchange losses, net | | 69 | - | 221 |
| Others | | - | - | - |
| Total capital gains/losses | (B) | 9,147 | 16,739 | 23,575 |
| Core profit reflecting capital gains/losses | (A) + (B) | 25,459 | 44,461 | 61,774 |
| Other one-time gains | | - | - | - |
| Ceding reinsurance commissions | | - | - | - |
| Reversal of contingency reserve | | - | - | - |
| Others | | - | - | - |
| Other one-time losses | | 3,125 | 4,730 | 14,819 |
| Reinsurance premiums | | - | - | - |
| Provision for contingency reserve | | 2,660 | 4,722 | 14,819 |
| Provision for specific reserve for possible loans losess | | 449 | - | - |
| Provision for specific reserve for loans to refinancing countries | | - | - | - |
| Write-off of loans | | 15 | 8 | - |
| Others | | - | - | - |
| Other one-time gains/losses | (C) | (3,125) | (4,730) | (14,819) |
| Ordinary profit | (A) + (B) + (C) | 22,333 | 39,731 | 46,954 |

*Notes:*

1. *As regards six months ended September 30, 2005, income losses of (0) million yen on losses from monetary trusts are included in other core expenses of core profit instead of losses from monetary trusts, net..*
2. *As regards six months ended September 30, 2006, income gains of 0 million yen on gains from monetary trusts are included in other core revenues of core profit instead of gains from monetary trusts, net.*
3. *As regards year ended March 31, 2006, income losses of (0) million yen on losses from monetary trusts are included in other core revenues of core profit instead of losses from monetary trusts, net.*

## 6. Disclosed Claims under the Insurance Business Law

(Millions of Yen)

| Category | | As of September 30, 2005 | As of September 30, 2006 | As of March 31, 2006 |
|---|---|---|---|---|
| Claims against bankrupt and quasi-bankrupt obligors | a | 364 | 702 | 632 |
| Claims with collection risk | b | 1,842 | 0 | 0 |
| Claims for special attention | c | 5,085 | 4,150 | 4,748 |
| Sub total | a + b + c | 7,293 | 4,854 | 5,381 |
| % of Total | | 0.45% | 0.32% | 0.35% |
| Claims against normal obligors | d | 1,623,088 | 1,497,067 | 1,535,628 |
| Total | a + b + c + d | 1,630,381 | 1,501,921 | 1,541,010 |

*Notes: 1. Claims against bankrupt and quasi-bankrupt obligors are loans to borrowers who are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings and other borrowers in serious financial difficulties.*

*2. Claims with collection risk are loans to obligors (other than bankrupt and quasi-bankrupt obligors) with deteriorated financial condition and results of operations from which it is unlikely that the principal and interest on the loans will be recovered.*

*3. Claims for special attention are loans on which principal and/or interest are past due for three months or more and loans with a concessionary interest rate, as well as loans with renegotiated conditions in favor of the borrower, including renegotiated schedule and/or waivers, in each case, other than the loans described in Notes 1 or 2 above.*

*4. Claims against normal obligors are all other loans.*

## 7. Risk Monitored Loans (Under the Insurance Business Law)

(Millions of Yen)

| Category | | As of September 30, 2005 | As of September 30, 2006 | As of March 31, 2006 |
|---|---|---|---|---|
| Loans to bankrupt companies | a | 179 | 430 | 193 |
| Past due loans Restructured loans | b | 2,027 | 272 | 439 |
| Loans overdue for three months or more | c | 5,024 | 4,109 | 4,698 |
| Restructured loans | d | 61 | 40 | 49 |
| Total | a + b + c + d | 7,293 | 4,854 | 5,381 |
| % of total loans | =e | 0.45% | 0.32% | 0.35% |
| Specific reserve for possible loan losses | f | 1,518 | 196 | 193 |
| General reserve for possible loan losses | g | 1,567 | 1,431 | 1,482 |
| Amount covered by collateral and guarantees | h | 5,515 | 4,521 | 5,015 |
| Sub total | e – f – g – h | (1,309) | (1,296) | (1,310) |
| Coverage ratio A | [ f + g ] / e | 42.3% | 33.6% | 31.2% |
| Coverage ratio B | [ f + g + h ] / e | 117.9% | 126.7% | 124.4% |

*Notes: 1. Certain Past due loans and loans to bankrupt companies were written off and charged to the reserve for possible loan losses. Past due loans decreased due to write-offs in the amounts of 15 million yen, 8 million yen and 871 million yen as of September 30, 2005, September 30, 2006 and March 31, 2006, respectively.*

*2. Loans to bankrupt companies are loans to obligors that are subject to bankruptcy, corporate reorganization, or rehabilitation or other similar proceedings on which a company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to a significant delay in payment of principal or interest or for some other reason.*

*3. Past due loans are loans (other than the loans described in Note 2 above and the loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting the obligor) on which a company has stopped accruing interest based on self-assessment.*

*4. Loans overdue for three months or more are loans, other than the loans described in Note 2 or 3 above, on which principal and/or interest are in arrears for three months or more.*

*5. Restructured loans are loans, other than the loans described in Note 2, 3, or 4 above, for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims, and/or other terms in favor of the obligor for purposes of restructuring or supporting the obligor.*

## (Reference) Reserve for Possible Loan Losses

### (1) Reserve for Possible Loan Losses

(Millions of Yen)

| Category | As of September 30, 2005 | As of September 30, 2006 | As of March 31, 2006 |
|---|---|---|---|
| General reserve for possible loan losses | 1,567 | 1,431 | 1,482 |
| Specific reserve for possible loan losses | 1,520 | 200 | 197 |
| Specific reserve for loans to refinancing countries | - | - | - |
| Total | 3,088 | 1,632 | 1,680 |

### (2) Specific Reserve for Possible Loan Losses

(Millions of Yen)

| Category | As of September 30, 2005 | As of September 30, 2006 | As of March 31, 2006 |
|---|---|---|---|
| Transfer | 1,520 | 200 | 197 |
| Reversal | 1,070 | 196 | 199 |
| Net transfer | 449 | 3 | (1) |

*Note: The amount of reversal indicated above does not include the amount of reversal made for any specific purpose.*

### (3) Specific Reserve for Loans to Refinancing Countries

**a. Specific reserve for loans to refinancing countries**

The Company held no specific reserve for loans to refinancing countries as of September 30, 2005, September 30, 2006 and March 31, 2006.

**b. Loan outstanding by country**

The Company held no loan outstanding by country as of September 30, 2005, September 30, 2006 and March 31, 2006.

### (4) Write-off of Loans

(Millions of Yen)

| Category | As of September 30, 2005 | As of September 30, 2006 | As of March 31, 2006 |
|---|---|---|---|
| Write-off of loans | 15 | 8 | - |

*Note: The amounts of loan write-offs are those representing the portions of the relevant collateralized or guaranteed credits to Bankrupt Debtors and Effectively Bankrupt Debtors that remain unrecoverable, after deduction of the amounts equivalent to those deemed recoverable by way of valuation of collateral or execution of guarantee, and are reduced directly from the relevant aggregate credits.*

## (Reference) Self-Assessment of Loans

Self-assessment of assets means individually reviewing each asset, and categorizing it according to risks in collection or deterioration of the value as an asset, which should provide the basis for adequate write-offs or reservation, and creation of reliable financial statements.

According to their risks in collection or deterioration of the value as an asset, assets are categorized into four classes from Class I - IV. Class I is composed of assets with no problem.

Taiyo Life has established the internal criteria for self-assessment, and write-offs and reservation, and is carrying out strict self-assessment, and write-offs and reserve.

In the results of self-assessment as of September 30, 2006, the Company deducted all assets categorized Class IV as uncollectible, and calculated the expected losses on each asset in Class III, and added the adequate reserve. Thus, the Company is making efforts to keep soundness of its assets.

**Self-Assessment of Loans** (Millions of Yen)

| Classifications | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2005 | |
|---|---|---|---|---|---|---|
| | Before write-offs / reservation | After write-offs / reservation | Before write-offs / reservation | After write-offs / reservation | Before write-offs / reservation | After write-offs / reservation |
| Class I | 1,605,976 | 1,607,494 | 1,482,617 | 1,482,814 | 1,518,782 | 1,518,976 |
| Class II | 22,800 | 22,800 | 19,107 | 19,107 | 22,033 | 22,033 |
| Class III | 1,604 | 86 | 196 | 0 | 193 | 0 |
| Class IV | 15 | - | 8 | - | 871 | - |
| Total exposures | 1,630,397 | 1,630,381 | 1,501,929 | 1,501,921 | 1,541,881 | 1,541,010 |

*Note: The total exposures include securities lent, guarantee endorsements, interest payable and suspense payments in addition to loans. The interest payable and suspense payments included here are limited to those related to loans and securities lent.*

## 8. Solvency Margin Ratio

(Millions of Yen)

| Items | | As of September 30, 2005 | As of September 30, 2006 | As of March 31, 2006 |
|---|---|---|---|---|
| Total solvency margin | (A) | 667,812 | 787,501 | 844,762 |
| Net assets (less certain items) | | 116,586 | 161,971 | 98,966 |
| Reserve for price fluctuations | | 13,170 | 29,437 | 26,059 |
| Contingency reserve | | 59,084 | 75,966 | 71,244 |
| Reserve for possible loan losses | | 1,567 | 1,431 | 1,482 |
| Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent, if gains; x 100 per cent, if losses) | | 286,804 | 359,203 | 443,638 |
| Net unrealized gains (losses) on real estate (x 85 per cent, if gains; x 100 per cent, if losses) | | (9,562) | (40,164) | (4,644) |
| Excess of amount of policy surrender payment | | 79,703 | 66,723 | 72,383 |
| Unallotted portion of reserve for policyholder dividends | | 22,179 | 22,458 | 22,295 |
| Future profits | | 5,856 | 6,339 | 6,339 |
| Deferred tax assets | | 37,421 | 49,134 | 51,996 |
| Subordinated debt | | 55,000 | 55,000 | 55,000 |
| Deductible items | | - | - | - |
| Total risk $\sqrt{R_1^2+(R_2+R_3+R_7)^2}+R_4$ | (B) | 134,947 | 154,921 | 161,631 |
| Insurance risk | $R_1$ | 36,505 | 37,080 | 36,831 |
| Assumed investment yield risk | $R_2$ | 24,780 | 24,109 | 24,255 |
| Investment risk | $R_3$ | 101,726 | 122,501 | 129,193 |
| Business risk | $R_4$ | 3,260 | 3,674 | 3,805 |
| Minimum guarantee risk | $R_7$ | 18 | 19 | 19 |
| Solvency margin ratio $\frac{(A)}{(1/2)\times(B)} \times 100$ | | 989.7% | 1,016.6% | 1,045.2% |

*Notes:* 1. *The above Figures are calculated on the basis of the provisions of Articles 86 and 87 of the Enforcement Ordinance of Insurance Business Law as well as Notification No. 50 of 1996 by the Ministry of Finance.*

2. *"Net assets (less certain items)" as of September 30, 2006 represents net assets on the balance sheet less total valuation and translation adjustments, and estimated appropriation paid in cash. As of September 30, 2005 and March 31, 2006, "Net assets (less certain items)" above represents equity capital on the balance sheet less net unrealized gains on securities, and estimated appropriation paid in cash.*

3. *The figures of "minimum guarantee risk" are calculated on the basis of the regulatory standard.*

## 9. Adjusted Net Assets

(Millions of Yen)

| Item | As of September 30, 2005 | As of September 30, 2006 | As of March 31, 2006 |
|---|---|---|---|
| Adjusted net assets | 606,852 | 686,278 | 757,580 |

*Note: Foregoing were calculated according to the orders providing classifications, etc. that are stipulated in 132.2 of Insurance Business Law, and descriptions provided in Notification No. 2 issued in January 1999 by Financial Supervisory Agency and Ministry of Finance.*

November 16, 2006
Taiyo Life Insurance Company

# Supplementary Data for the Six Months Ended September 30, 2006
# Non-Consolidated Financial Results at Press Conference

**(1) Sales Results**

| | | Six Months Ended September 30, 2006 | % Change from Fiscal Year Ended Mar. 31, 2006 | % Change from Six Months Ended Sept. 30, 2005 | Fiscal Year Ended March 31, 2006 | Six Months Ended September 30, 2005 |
|---|---|---|---|---|---|---|
| Annualized Premiums of New Policies | (MY) | 18,769 | - | (11.9%) | 41,737 | 21,311 |
| 3rd Sector Products | (MY) | 6,909 | - | (0.1%) | 14,249 | 6,919 |
| Annualized Premiums of Total Policies | (MY) | 679,706 | (2.2%) | (4.6%) | 695,143 | 712,657 |
| 3rd Sector Products | (MY) | 111,500 | 1.9% | 3.8% | 109,472 | 107,446 |
| Income from Insurance Premiums | (MY) | 363,388 | - | (14.2%) | 823,011 | 423,442 |
| Individual Insurance and Annuities | (MY) | 289,378 | - | (6.6%) | 609,247 | 309,936 |
| Group Insurance and Annuities | (MY) | 73,298 | - | (35.1%) | 212,543 | 112,929 |
| New Policy Amount | (MY) | 1,176,571 | - | (20.3%) | 2,838,316 | 1,475,419 |
| Policy Amount in Force | (MY) | 17,749,273 | 0.9% | 2.4% | 17,591,527 | 17,333,730 |
| Surrender and Lapse Amount | (MY) | 749,477 | - | (7.8%) | 1,644,026 | 812,767 |
| Surrender and Lapse Rate | (%) | 4.26 | - | (0.53 points) | 9.69 | 4.79 |

*Notes:*
*1. The above figures excluding income from insurance premiums represent total amoounts of individual insurance and annuities.*
*2. The annualized premiums are calculated by multiplying monthly premiums by 12, and dividing lump-sum payments by the insurance period.*
*3. Surrender and lapse amount does not include reinstatement.*
*4. Surrender and lapse rates for the six months ended September 30, 2006 and 2005 are not annualized.*

**(2) Assets**

| | | As of September 30, 2006 | % Change from Mar. 31, 2006 | % Change from Sept. 30, 2005 | As of March 31, 2006 | As of September 30, 2005 |
|---|---|---|---|---|---|---|
| Total Assets | (MY) | 6,491,309 | (1.5%) | 1.3% | 6,591,994 | 6,409,761 |
| Adjusted Net Asset | (MY) | 686,278 | (9.4%) | 13.1% | 757,580 | 606,852 |
| Adjusted Net Asset/ General Account Assets | (%) | 10.6 | (0.9 points) | 1.1 points | 11.5 | 9.5 |
| Solvency Margin Ratio | (%) | 1,016.6 | (28.6 points) | 26.9 points | 1,045.2 | 989.7 |

*Note: Adjusted net asset is calculated based on the regulatory standard.*

**(3) Core Profit / Negative Spread**

| | | Six Months Ended September 30, 2006 | % Change from Fiscal Year Ended Mar. 31, 2006 | % Change from Six Months Ended Sept. 30, 2005 | Fiscal Year Ended March 31, 2006 | Six Months Ended September 30, 2005 |
|---|---|---|---|---|---|---|
| Core Profit | (MY) | 27,721 | - | 69.9% | 38,199 | 16,311 |

| | | Fiscal Year Ending March 31, 2007 (Forecast) | Fiscal Year Ended March 31, 2006 |
|---|---|---|---|
| Negative Spread | (MY) | 37,000 | 38,525 |

#### (4) Policy and Other Reserves

| | | As of September 30, 2006 | Change from Mar. 31, 2006 | Change from Sept. 30, 2005 | As of March 31, 2006 | As of September 30, 2005 |
|---|---|---|---|---|---|---|
| Policy Reserve (Note) | (MY) | 5,710,016 | (29,869) | (15,537) | 5,739,885 | 5,725,553 |
| General Account | (MY) | 5,709,328 | (29,850) | (15,546) | 5,739,179 | 5,724,874 |
| Separate Account | (MY) | 687 | (18) | 8 | 706 | 679 |
| Reserve for Price Fluctuations | (MY) | 29,437 | 3,377 | 16,266 | 26,059 | 13,170 |
| Contingency Reserve | (MY) | 75,966 | 4,722 | 16,881 | 71,244 | 59,084 |
| Contingency Reserve 1 | (MY) | 45,195 | 482 | 907 | 44,713 | 44,287 |
| Contingency Reserve 2 | (MY) | 30,760 | 4,240 | 15,974 | 26,520 | 14,786 |
| Contingency Reserve 3 | (MY) | 10 | - | 0 | 10 | 10 |
| Contingency Reserve Fund | (MY) | - | - | - | - | - |
| Price Fluctuation Reserve Fund | (MY) | - | - | - | - | - |
| Appropriated Retained Earnings for General Purpose | (MY) | 40,000 | - | - | 40,000 | 40,000 |

*Notes:*

*1. The amount of policy reserve excludes the amount of contingency reserve.*

*2. Appropriated retained earnings for general purposes as of March 31, 2006 is total amount after the appropriation of profit.*

#### (5) Unrealized Gains/ Losses

| | | As of September 30, 2006 | Change from Mar. 31, 2006 | Change from Sept. 30, 2005 | As of March 31, 2006 | As of September 30, 2005 |
|---|---|---|---|---|---|---|
| Securities | (MY) | 379,426 | (87,195) | 54,853 | 466,622 | 324,572 |
| Domestic Stocks | (MY) | 350,713 | (98,103) | 88,711 | 448,816 | 262,001 |
| Domestic Bonds | (MY) | (14,789) | 8,498 | (31,768) | (23,288) | 16,978 |
| Foreign Securities | (MY) | 38,348 | 13,794 | 6,320 | 24,554 | 32,028 |
| Real Estate (domestic land and lease) | (MY) | (3,767) | 877 | 5,795 | (4,644) | (9,562) |

#### (6) Impairment of Fixed Assets

| | | Six Months Ended September 30, 2006 | % Change from Fiscal Year Ended Mar. 31, 2006 | % Change from Six Months Ended Sept. 30, 2005 | Fiscal Year Ended March 31, 2006 | Six Months Ended September 30, 2005 |
|---|---|---|---|---|---|---|
| Impairment Loss | (MY) | 1,373 | (58.7%) | (55.7%) | 3,322 | 3,099 |

#### (7) Investment for the Six Months Ended September 30, 2006

| | | Net Increase (decrease) | Second Half Year Ending March 31, 2007 (Planned) |
|---|---|---|---|
| Domestic Stocks | (MY) | (3,398) | Level-Off |
| Domestic Bonds | (MY) | 19,611 | Increase |
| Foreign Stocks | (MY) | 19,582 | Slight increase |
| Foreign Bonds | (MY) | (32,775) | Level-Off |
| Real Estate | (MY) | (2,738) | Level-Off |

*Note: Net increase (decrease) is based on carring value before mark-to-market.*

**(8) Level of Indices where Unrealized Gains/ Losses on Assets are Break-even as of September 30, 2006**

| | | As of September 30, 2006 |
|---|---|---|
| NIKKEI Average | (yen) | approx. 9,150 |
| TOPIX | (point) | approx. 910 |
| Domestic Bonds | (%) | approx. 1.6 |
| Foreign Securities | (yen) | approx. 108 |

*Notes:*

*1. The indices for Yen-Denominated Bonds are calculated on a 10-Year JGB yield basis (September 30, 2006: 1.67%).*

*2. The indices of Foreign Securities is calculated based on a U.S. dollar/ yen rate basis (September 30, 2006: 117.90 yen). Currency hedged position to which hedge accounting rule is applied are excluded in the calculation.*

**(9) Performance Forecast for the Fiscal Year Ending March 31, 2007**

| | | Fiscal Year Ending March 31, 2007 |
|---|---|---|
| Income from Insurance Premiums | (BY) | 770 |
| Core Profit | (BY) | 38 |
| Policy Amount in Force | (BY) | 17,750 |
| Annualized Premiums of Total Policies | (BY) | 670 |

*Notes:*

*1. Policy amount in force includes individual insurance and annuities.*

*2. The above forecasts for the year ending March 31, 2007 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based of risks and uncertainties that may affect the Company's businesses.*

**(10) Cross Holdings with Domestic Banks as of September 30, 2006**

a. Contributions from Domestic Banks

| | | As of September 30, 2006 |
|---|---|---|
| Funds | (MY) | - |
| Subordinated Loans and Debentures | (MY) | 30,000 |

b. Contributions to Domestic Banks

| | | As of September 30, 2006 |
|---|---|---|
| Bank Stocks Held | (MY) | 122,185 |
| Subordinated Loans and Debentures | (MY) | 318,054 |

**(11) Number of Employees**

| | | As of September 30, 2006 | % Change from Mar. 31, 2006 | % Change from Sept. 30, 2005 | As of March 31, 2006 | As of September 30, 2005 |
|---|---|---|---|---|---|---|
| In-house Sales Representatives | (number) | 8,400 | (6.3%) | (6.6%) | 8,963 | 8,997 |
| Administrative personnel | (number) | 2,765 | 2.3% | (0.1%) | 2,704 | 2,769 |

**(12) OTC Sales thorough Banks**

The Company is not applicable since the Company does not offer its products OTC through banks.

# NON-CONSOLIDATED FINANCIAL SUMMARY

(For the six months ended September 30, 2006)

November 16, 2006

Name of Company: **T&D Holdings, Inc.** (Financial Summary for Daido Life Insurance Company)
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/
Date of Board Meeting for Settlement of Accounts: November 16, 2006
Application of Share Unit System: No

### *1. Non-Consolidated Operating Results for the Six Months Ended September 30, 2006 (April 1, 2006 - Sep. 30, 2006)*

(1) Results of Operations

*Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.*

| | Ordinary Revenues | % change | Ordinary Profit | % change | Core Profit | % change | Net Income | % change |
|---|---|---|---|---|---|---|---|---|
| Six months ended Sep. 30, 2006 | ¥524,406 million | (6.1) | ¥54,051 million | 19.5 | ¥59,755 million | 36.8 | ¥19,500 million | (2.0) |
| Six months ended Sep. 30, 2005 | ¥558,424 million | 0.3 | ¥45,244 million | (4.7) | ¥43,684 million | (15.9) | ¥19,905 million | 51.5 |
| Year ended March 31, 2006 | ¥1,062,452 million | 0.3 | ¥99,445 million | 3.8 | ¥96,105 million | (6.4) | ¥39,099 million | 17.4 |

| | Net Income Per Share |
|---|---|
| Six months ended Sep. 30, 2006 | ¥13,000.30 |
| Six months ended Sep. 30, 2005 | ¥13,270.12 |
| Year ended March 31, 2006 | ¥26,004.80 |

*Notes:*

1. *Average number of outstanding shares during the term: for the six months ended September 30, 2006: 1,500,000; for the six months ended September 30, 2005: 1,500,000; for the fiscal year ended March 31, 2006: 1,500,000*
2. *Changes in method of accounting: Applicable*
3. *% changes for ordinary revenues and ordinary profit, etc. are presented in comparison with the same term of the previous fiscal year.*
4. *Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.*

(2) Financial Conditions

| | Total Assets | Net Assets | Equity Ratio | Net Assets per Share |
|---|---|---|---|---|
| As of September 30, 2006 | ¥6,302,087 million | ¥547,681 million | 8.7% | ¥365,120.92 |
| As of September 30, 2005 | ¥6,106,722 million | ¥437,832 million | 7.2% | ¥291,888.52 |
| As of March 31, 2006 | ¥6,406,113 million | ¥590,221 million | 9.2% | ¥393,419.43 |

*Notes:*

1. *Number of outstanding shares at the end of the term: as of September 30, 2006: 1,500,000; as of September 30, 2005: 1,500,000; as of March 31, 2006: 1,500,000.*
2. *Number of treasury stock at the end of the term: None*

### *2. Forecasts for the Year Ending March 31, 2007 (April 1, 2006 - March 31, 2007)*

Daido Life's forecasts are omitted. Please refer to T&D Holdings' *"Consolidated Forecasts for the Year Ending March 31, 2007"* section in this material *"Consolidated Financial Summary for the six months ended September 30, 2006"*.

### *3. Dividends*

| | Cash Dividends per Share | | |
|---|---|---|---|
| | Interim | Year-End | Annual |
| Year Ended March 31, 2006 (Result) | ¥- | ¥5,977.00 | ¥5,977.00 |
| Year Ending March 31, 2007 (Result) | ¥- | ¥- | ¥- |

## Daido Life Unaudited Non-Consolidated Condensed Balance Sheets

(Millions of yen)

| | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Amount | % | Amount | % | Amount | % |
| **Assets:** | | | | | | |
| Cash and deposits | 249,006 | 4.1 | 228,503 | 3.6 | 304,368 | 4.8 |
| Cash | 70 | | 91 | | 71 | |
| Deposit | 248,935 | | 228,411 | | 304,296 | |
| Call loans | 115,000 | 1.9 | 136,000 | 2.2 | 80,000 | 1.3 |
| Monetary claims purchased | 152,382 | 2.5 | 263,726 | 4.2 | 156,218 | 2.4 |
| Monetary trusts | 222,697 | 3.6 | 142,992 | 2.3 | 242,674 | 3.8 |
| Securities | 4,095,173 | 67.1 | 4,368,341 | 69.3 | 4,435,668 | 69.2 |
| Government bonds | 254,879 | | 239,089 | | 246,175 | |
| Municipal bonds | 996,650 | | 922,845 | | 960,107 | |
| Corporate bonds | 1,095,174 | | 1,038,000 | | 1,079,760 | |
| Domestic stocks | 487,680 | | 547,149 | | 609,122 | |
| Foreign securities | 572,944 | | 773,346 | | 673,504 | |
| Other securities | 687,844 | | 847,910 | | 866,998 | |
| Loans | 1,064,562 | 17.4 | 959,308 | 15.2 | 986,252 | 15.4 |
| Policy loans | 81,206 | | 79,734 | | 81,278 | |
| Commercial loans | 983,356 | | 879,574 | | 904,974 | |
| Property and equipment | 145,298 | 2.4 | - | - | 143,009 | 2.2 |
| Land | 82,291 | | - | | 81,141 | |
| Buildings | 60,709 | | - | | 58,567 | |
| Equipment | 1,193 | | - | | 1,159 | |
| Construction in progress | 1,104 | | - | | 2,141 | |
| Tangible fixed assets | - | - | 142,961 | 2.3 | - | - |
| Land | - | | 80,207 | | - | |
| Buildings | - | | 57,616 | | - | |
| Construction in progress | - | | 3,937 | | - | |
| Other tangible fixed assets | - | | 1,199 | | - | |
| Intangible fixed assets | - | - | 7,458 | 0.1 | - | - |
| Software | - | | 6,338 | | - | |
| Other intangible fixed assets | - | | 1,119 | | - | |
| Due from agencies | 1,477 | 0.0 | 1,445 | 0.0 | 1,548 | 0.0 |
| Due from reinsurers | 1,201 | 0.0 | 1,191 | 0.0 | 1,261 | 0.0 |
| Other assets | 61,501 | 1.0 | 51,518 | 0.8 | 56,800 | 0.9 |
| Accounts receivable | 16,643 | | 20,325 | | 15,596 | |
| Prepaid expenses | 3,948 | | 4,587 | | 2,676 | |
| Accrued income | 17,677 | | 18,660 | | 18,606 | |
| Deposit for rent | 3,825 | | 4,198 | | 4,262 | |
| Margin for futures contracts | - | | 31 | | 1,739 | |
| Derivatives | 435 | | 1,272 | | 3,772 | |
| Deferred valuation losses on hedge | 329 | | - | | - | |
| Suspense payable | 9,109 | | 751 | | 756 | |
| Other assets | 9,532 | | 1,690 | | 9,389 | |
| Reserve for possible loan losses | (1,580) | (0.0) | (1,361) | (0.0) | (1,687) | (0.0) |
| **Total assets** | 6,106,722 | 100.0 | 6,302,087 | 100.0 | 6,406,113 | 100.0 |

(Millions of yen)

| | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Amount | % | Amount | % | Amount | % |
| **Liabilities:** | | | | | | |
| Policy reserves | 5,446,550 | 89.2 | 5,459,613 | 86.6 | 5,476,012 | 85.5 |
| Reserve for outstanding claims | 42,292 | | 44,178 | | 43,721 | |
| Policy reserve | 5,276,589 | | 5,295,400 | | 5,306,524 | |
| Reserve for policyholder dividends | 127,668 | | 120,034 | | 125,766 | |
| Due to reinsurers | 429 | 0.0 | 334 | 0.0 | 448 | 0.0 |
| Commercial paper | 15,000 | 0.2 | 30,000 | 0.5 | 20,000 | 0.3 |
| Other liabilities | 45,898 | 0.8 | 46,132 | 0.7 | 76,844 | 1.2 |
| Cash collateral receiving under security landing contracts | 5,048 | | - | | 20,275 | |
| Income taxes payable | 1,938 | | 2,645 | | 2,730 | |
| Accounts payable | 10,706 | | 12,329 | | 23,631 | |
| Accrued expenses | 8,532 | | 9,109 | | 9,382 | |
| Unearned income | 3,546 | | 3,746 | | 3,527 | |
| Deposit received | 601 | | 553 | | 781 | |
| Guarantee deposits | 5,636 | | 5,667 | | 5,536 | |
| Margin for futures contracts | 450 | | - | | - | |
| Derivatives | 5,851 | | 8,985 | | 4,257 | |
| Deferred valuation gains on hedge | - | | - | | 3,360 | |
| Suspense receipt | 3,584 | | 3,095 | | 3,361 | |
| Reserve for bonuses to directors and corporate auditors | - | - | 31 | 0.0 | - | - |
| Reserve for employees' retirement benefits | 66,034 | 1.1 | 67,412 | 1.1 | 67,316 | 1.1 |
| Reserve for directors' and corporate auditors' retirement benefits | 1,645 | 0.0 | 1,762 | 0.0 | 1,760 | 0.0 |
| Reserve for price fluctuations | 36,045 | 0.6 | 55,022 | 0.9 | 47,571 | 0.7 |
| Deferred tax liabilities | 57,285 | 0.9 | 94,095 | 1.5 | 125,937 | 2.0 |
| **Total liabilities** | 5,668,889 | 92.8 | 5,754,405 | 91.3 | 5,815,892 | 90.8 |
| **Stockholders' equity:** | | | | | | |
| Common stock | 75,000 | 1.2 | - | - | 75,000 | 1.2 |
| Capital surplus | 54 | 0.0 | - | - | 54 | 0.0 |
| Retained earnings | 112,942 | 1.9 | - | - | 132,137 | 2.0 |
| Legal reserve for future losses | 7,345 | | - | | 7,345 | |
| Appropriated retained earnings | 74,623 | | - | | 74,619 | |
| Provision for advanced depreciation on real estate | 1,559 | | - | | 1,559 | |
| Provision for 100th anniversary project | 64 | | - | | 60 | |
| General reserve | 73,000 | | - | | 73,000 | |
| Unappropriated retained earnings | 30,973 | | - | | 50,172 | |
| Net unrealized gains on securities | 249,836 | 4.1 | - | - | 383,030 | 6.0 |
| **Total stockholders' equity** | 437,832 | 7.2 | - | - | 590,221 | 9.2 |
| **Total liabilities and stockholders' equity** | 6,106,722 | 100.0 | - | - | 6,406,113 | 100.0 |
| **Net assets:** | | | | | | |
| Common stock | - | - | 75,000 | 1.2 | - | - |
| Capital surplus | - | - | 54 | 0.0 | - | - |
| Retained earnings | - | - | 142,579 | 2.3 | - | - |
| Legal reserve for future losses | - | | 9,157 | | - | |
| Other retained earnings | - | | 133,422 | | - | |
| Provision for advanced depreciation on real estate | - | | 1,559 | | - | |
| Provision for 100th anniversary project | - | | 15 | | - | |
| General reserve | - | | 100,000 | | - | |
| Unappropriated retained earnings | - | | 31,846 | | - | |
| Total stockholders' equity | - | - | 217,633 | 3.5 | - | - |
| Net unrealized gains on securities | - | - | 329,352 | 5.2 | - | - |
| Gains on deferred hedge | - | - | 694 | 0.0 | - | - |
| Total valuation and translation adjustments | - | - | 330,047 | 5.2 | - | - |
| **Total net assets** | - | - | 547,681 | 8.7 | - | - |
| **Total liabilities and net assets** | - | - | 6,302,087 | 100.0 | - | - |

## Daido Life Unaudited Non-Consolidated Statements of Operations

(Millions of yen)

| | Six months ended September 30, 2005 | | Six months ended September 30, 2006 | | Year ended March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Amount | % | Amount | % | Amount | % |
| **Ordinary revenues** | 558,424 | 100.0 | 524,406 | 100.0 | 1,062,452 | 100.0 |
| **Income from insurance premiums** | 435,365 | | 432,069 | | 871,153 | |
| Insurance premiums | 434,681 | | 431,479 | | 870,134 | |
| Ceded reinsurance recoveries | 684 | | 589 | | 1,018 | |
| **Investment income** | 83,365 | | 79,293 | | 180,674 | |
| Interest, dividends and income from real estate for rent | 52,369 | | 63,054 | | 106,987 | |
| Interest income from deposits | 2,530 | | 3,332 | | 5,343 | |
| Interest income and dividends from securities | 36,645 | | 46,036 | | 75,571 | |
| Interest income from loans | 9,930 | | 9,520 | | 19,304 | |
| Interest from real estate for rent | 3,169 | | 3,165 | | 6,352 | |
| Other income from interest and dividends | 93 | | 998 | | 415 | |
| Gains from monetary trust, net | 923 | | 1,361 | | 3,664 | |
| Gains on investment in trading securities, net | 9,561 | | 3,147 | | 22,157 | |
| Gains on sales of securities | 5,856 | | 10,391 | | 16,449 | |
| Gains on redemption of securities | 467 | | - | | 467 | |
| Other investment income | 1,309 | | 1,339 | | 2,595 | |
| Gains on separate accounts, net | 12,877 | | - | | 28,352 | |
| **Other ordinary income** | 39,694 | | 13,042 | | 10,624 | |
| Income related to withheld insurance claims and other payments for future annuity payments | 199 | | 71 | | 297 | |
| Income due to withheld insurance payments | 1,376 | | 1,216 | | 3,177 | |
| Reversal of reserve for outstanding claims | 5,329 | | - | | 3,900 | |
| Reversal of policy reserve | 32,123 | | 11,123 | | 2,188 | |
| Other ordinary profit | 665 | | 631 | | 1,060 | |
| **Ordinary expenses** | 513,179 | 91.9 | 470,354 | 89.7 | 963,007 | 90.6 |
| **Insurance claims and other payments** | 432,693 | | 381,226 | | 791,872 | |
| Insurance claims | 170,879 | | 142,561 | | 308,591 | |
| Annuity payments | 13,227 | | 13,367 | | 27,259 | |
| Insurance benefits | 92,680 | | 88,784 | | 175,698 | |
| Surrender payments | 98,811 | | 115,193 | | 203,007 | |
| Other payments | 56,583 | | 20,820 | | 76,220 | |
| Reinsurance premiums | 510 | | 498 | | 1,093 | |
| **Provision for policy and other reserves** | 460 | | 896 | | 906 | |
| Provision for reserve for outstanding claims | - | | 457 | | - | |
| Interest portion of reserve for policyholder dividends | 460 | | 439 | | 906 | |
| **Investment expenses** | 18,571 | | 25,495 | | 46,696 | |
| Interest expenses | 11 | | 52 | | 25 | |
| Losses on sales of securities | 943 | | 5,637 | | 1,045 | |
| Devaluation losses on securities | 512 | | 1,167 | | 547 | |
| Losses from derivatives, net | 10,420 | | 9,913 | | 31,227 | |
| Foreign exchange losses, net | 2,323 | | 2,936 | | 4,924 | |
| Depreciation of real estate for rent | 1,364 | | 1,222 | | 2,698 | |
| Other investment expenses | 2,994 | | 4,008 | | 6,227 | |
| Losses on separate accounts, net | - | | 557 | | - | |
| **Operating expenses** | 55,077 | | 55,995 | | 109,262 | |
| **Other ordinary expenses** | 6,376 | | 6,741 | | 14,268 | |
| Payments related to withheld insurance claims | 794 | | 1,067 | | 1,914 | |
| Taxes | 3,298 | | 3,327 | | 6,572 | |
| Depreciation | 2,015 | | 2,042 | | 4,075 | |
| Provision for reserve for employees' retirement benefits | 97 | | 96 | | 1,379 | |
| Other ordinary losses | 170 | | 207 | | 326 | |
| **Ordinary profit** | 45,244 | 8.1 | 54,051 | 10.3 | 99,445 | 9.4 |

(Millions of yen)

| | Six months ended September 30, 2005 | | Six months ended September 30, 2006 | | Year ended March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Amount | % | Amount | % | Amount | % |
| **Extraordinary gains** | 432 | 0.1 | 473 | 0.1 | 961 | 0.1 |
| Gains on sales of property and equipment | 162 | | - | | 791 | |
| Gains on sales of fixed assets | - | | 4 | | - | |
| Reversal of reserve for possible loan losses | 253 | | 326 | | 139 | |
| Recoveries of bad debts previously written-off | 16 | | 13 | | 30 | |
| Gains on sales of stocks of affiliated companies | - | | 128 | | - | |
| **Extraordinary losses** | 4,300 | 0.8 | 8,879 | 1.7 | 16,563 | 1.6 |
| Losses on sales, disposal and devaluation of property and equipment | 525 | | - | | 1,257 | |
| Losses on sales, disposal and devaluation of fixed assets | - | | 510 | | - | |
| Impairment loss | 270 | | 525 | | 270 | |
| Provision for reserve for price fluctuations | 3,461 | | 7,451 | | 14,987 | |
| Provision for 100th anniversary project | 43 | | 44 | | 47 | |
| Headquarters removal costs | - | | 348 | | - | |
| **Provision for reserve for policyholder dividends** | 13,280 | 2.4 | 12,729 | 2.4 | 27,310 | 2.6 |
| **Income before income taxes** | 28,096 | 5.0 | 32,916 | 6.3 | 56,532 | 5.3 |
| Current income taxes | 11,396 | 2.0 | 15,312 | 2.9 | 27,266 | 2.5 |
| Deferred income taxes | (3,205) | (0.6) | (1,897) | (0.3) | (9,833) | (0.9) |
| **Net income** | 19,905 | 3.6 | 19,500 | 3.7 | 39,099 | 3.7 |
| **Unappropriated retained earnings at beginning of period** | 11,024 | | - | | 11,024 | |
| Transfer from provision for 100th anniversary project | 43 | | - | | 47 | |
| **Unappropriated retained earnings at end of period** | 30,973 | | - | | 50,172 | |

# Supplementary Materials for the Six Months Ended September 30, 2006

Percentages are rounded to the nearest relevant percentage point.
Therefore, the sums of each percentage do not always amount to 100%.

## 1. Business Highlights



## 2. Investment in General Account Assets for Six Months Ended September 30, 2006

## 1. Business Highlights

**(1) Total Policy Amount in Force** (Number, 100 Millions of yen, %)

| Category | As of September 30, 2005 | | As of September 30, 2006 | | | | | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | Number | | | Amount | | | | |
| | Number | Amount | | % Change | % change from Previous FYE | | % Change | % change from Previous FYE | Number | Amount |
| Individual insurance | 2,000,862 | 385,608 | 1,989,397 | 99.4 | 99.5 | 387,520 | 100.5 | 100.0 | 1,998,717 | 387,711 |
| Individual annuities | 146,805 | 12,202 | 152,060 | 103.6 | 101.2 | 12,380 | 101.5 | 100.1 | 150,324 | 12,369 |
| Subtotal | 2,147,667 | 397,810 | 2,141,457 | 99.7 | 99.6 | 399,901 | 100.5 | 100.0 | 2,149,041 | 400,080 |
| Group insurance | - | 122,123 | - | - | - | 119,772 | 98.1 | 99.6 | - | 120,196 |
| Group annuities | - | 20,440 | - | - | - | 19,754 | 96.6 | 97.4 | - | 20,279 |

*Notes:*

*1. Policy amounts for individual annuities are equal to the fund to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.*

*2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.*

**(2) New Policy Amount** (Number, 100 Millions of yen, %)

| Category | Six Months Ended September 30, 2006 | | | | | |
|---|---|---|---|---|---|---|
| | Number | | Amount | | | |
| | | % Change | | % Change | New Policies | Increase from Conversion |
| Individual insurance | 115,113 | 96.9 | 21,992 | 104.8 | 22,029 | (36) |
| Individual annuities | 4,891 | 100.4 | 399 | 86.6 | 399 | 0 |
| Subtotal | 120,004 | 97.1 | 22,392 | 104.4 | 22,429 | (36) |
| Group insurance | - | - | 412 | 330.9 | 412 | |
| Group annuities | - | - | 0 | 408.2 | 0 | |

| Category | Six Months Ended September 30, 2005 | | | | Year Ended March 31, 2006 | | | |
|---|---|---|---|---|---|---|---|---|
| | | Amount | | | | Amount | | |
| | Number | | New Policies | Increase from Conversion | Number | | New Policies | Increase from Conversion |
| Individual insurance | 118,762 | 20,995 | 20,972 | 22 | 234,082 | 41,929 | 41,888 | 40 |
| Individual annuities | 4,872 | 461 | 461 | (0) | 11,471 | 998 | 998 | 0 |
| Subtotal | 123,634 | 21,457 | 21,434 | 22 | 245,553 | 42,927 | 42,886 | 40 |
| Group insurance | - | 124 | 124 | | - | 543 | 543 | |
| Group annuities | - | 0 | 0 | | - | 0 | 0 | |

*Notes:*

*1. The number of new policies includes increase from conversion.*

*2. The new policy amount including increase from conversion for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.*

*3. The new policy amount for group annuity is equal to the initial premium payment.*

### (3) Annualized Premiums

**a. Policies in force**

(Millions of yen, %)

| Category | As of September 30, 2005 | As of September 30, 2006 | | | As of March 31, 2006 |
|---|---|---|---|---|---|
| | Amount | Amount | % Change | % Change from Previous FYE | Amount |
| Individual Insurance | 633,137 | 644,144 | 101.7 | 100.8 | 639,101 |
| Individual annuities | 45,452 | 46,040 | 101.3 | 100.9 | 45,645 |
| Total | 678,589 | 690,185 | 101.7 | 100.8 | 684,746 |
| 3rd sector | 61,100 | 59,804 | 97.9 | 98.6 | 60,631 |

**b. New policies**

(Millions of yen, %)

| Category | Six months ended September 30, 2005 | Six months ended September 30, 2006 | | Year ended March 31, 2006 |
|---|---|---|---|---|
| | Amount | Amount | % Change | Amount |
| Individual Insurance | 40,286 | 40,426 | 100.3 | 79,131 |
| Individual annuities | 1,320 | 1,599 | 121.1 | 3,758 |
| Total | 41,606 | 42,025 | 101.0 | 82,889 |
| 3rd sector | 2,008 | 1,898 | 94.6 | 3,916 |

*Notes:*

*1. The new policies include net increase from conversion.*

*2. The Japanese insurance market is legally divided into three major fields: the First Sector, which involves conventional life insurance; the Second Sector, which involves P&C insurance; and the Third Sector, which involves insurance positioned between the two, including medical insurance, cancer insurance, accident insurance, and nursing care insurance.*

*3. The amounts are calculated by multiplying monthly premiums by 12, and dividing lump-sum payments by the insurance period.*

### (4) Term Insurance Policies by Dividend Type (Individual insurance and annuities)

(100 millions of yen, %)

| Category | As of September 30, 2005 | | | | Six months ended September 30, 2005 | | | |
|---|---|---|---|---|---|---|---|---|
| | Policies in force | | | | New policies | | | |
| | Number | % | Amount | % | Number | % | Amount | % |
| Participating | 763,857 | 53.0 | 205,146 | 57.6 | 22,931 | 24.4 | 5,592 | 27.4 |
| Semi-participating | 305,738 | 21.2 | 80,659 | 22.6 | 17,598 | 18.8 | 5,133 | 25.2 |
| Non-participating | 372,779 | 25.8 | 70,522 | 19.8 | 53,362 | 56.8 | 9,678 | 47.4 |
| Total | 1,442,374 | 100.0 | 356,327 | 100.0 | 93,891 | 100.0 | 20,403 | 100.0 |

| Category | As of September 30, 2006 | | | | Six months ended September 30, 2006 | | | |
|---|---|---|---|---|---|---|---|---|
| | Policies in force | | | | New policies | | | |
| | Number | % | Amount | % | Number | % | Amount | % |
| Participating | 722,464 | 49.4 | 192,220 | 53.4 | 17,714 | 18.8 | 4,142 | 19.2 |
| Semi-participating | 302,139 | 20.6 | 80,391 | 22.3 | 6,172 | 6.5 | 1,583 | 7.4 |
| Non-participating | 438,499 | 30.0 | 87,359 | 24.3 | 70,404 | 74.7 | 15,825 | 73.4 |
| Total | 1,463,102 | 100.0 | 359,972 | 100.0 | 94,290 | 100.0 | 21,551 | 100.0 |

| Category | As of March 31, 2006 | | | | Year ended March 31, 2006 | | | |
|---|---|---|---|---|---|---|---|---|
| | Policies in force | | | | New policies | | | |
| | Number | % | Amount | % | Number | % | Amount | % |
| Participating | 748,570 | 51.3 | 200,392 | 55.8 | 44,648 | 24.1 | 10,877 | 26.7 |
| Semi-participating | 310,352 | 21.3 | 82,378 | 22.9 | 36,602 | 19.8 | 10,362 | 25.4 |
| Non-participating | 399,028 | 27.4 | 76,565 | 21.3 | 103,810 | 56.1 | 19,527 | 47.9 |
| Total | 1,457,950 | 100.0 | 359,336 | 100.0 | 185,060 | 100.0 | 40,767 | 100.0 |

*Notes: 1. Semi-participating policies only pay dividends related to investment every five years.*
*2. The new policy amounts do not include net increase from conversions.*

### (5) Average Amount of New Policies and Amount in Force (Individual insurance)

(Thousands of yen)

| Category | Six months ended September 30, 2005 | Six months ended September 30, 2006 | Year ended March 31, 2006 |
|---|---|---|---|
| Average amount of new policies | 17,868 | 19,327 | 18,100 |
| Average amount in force | 19,272 | 19,479 | 19,398 |

*Note: The average amount of new policies does not include increase from conversion.*

### (6) New Policy Rate (New policy amount / Amount in force at the beginning of fiscal year)

(%)

| Category | Six months ended September 30, 2005 | Six months ended September 30, 2006 | Year ended March 31, 2006 |
|---|---|---|---|
| Individual insurance | 5.45 | 5.68 | 10.9 |
| Individual annuities | 4.02 | 3.42 | 8.7 |
| Subtotal | 5.41 | 5.62 | 10.8 |
| Group insurance | 0.10 | 0.34 | 0.5 |

*Notes: 1. The above figures do not include increase from conversion.*
*2. The figures of the six months ended September 30, 2006 and 2005 are not annualized.*

**(7) Surrender and Lapse Rate (Surrender and lapse amount / Amount in force at the beginning of fiscal year)**

(%)

| Category | Six months ended September 30, 2005 | Six months ended September 30, 2006 | Year ended March 31, 2006 |
|---|---|---|---|
| Individual insurance | 4.54 | 5.01 | 8.72 |
| Individual annuities | 2.28 | 2.44 | 4.84 |
| Subtotal | 4.47 | 4.93 | 8.60 |
| Group insurance | 0.90 | 1.43 | 3.72 |

Notes: 1. *The figures of the six months ended September 30, 2005 and 2006 are not annualized.*
2. *Surrender and lapse rate represents adjusted rate including increase and decrease of policy amount and reinstatement.*

**(Reference) Surrender and lapse rate without adjustments**

(%)

| Category | Six Months Ended September 30, 2005 | Six Months Ended September 30, 2006 | Year Ended March 31, 2006 |
|---|---|---|---|
| Individual insurance and annuities | 3.97 | 4.41 | 7.66 |

*Note: The figures of the six months ended September 30, 2005 and 2006 are not annualized.*

**(8) Surrender and Lapse Amount** (Number, 100 Millions of yen, %)

| Category | Six Months Ended September 30, 2005 | | | |
|---|---|---|---|---|
| | Number | | Amount | |
| | | % Change | | % Change |
| Individual insurance | 94,557 | 97.1 | 15,505 | 98.7 |
| Individual annuities | 2,491 | 108.0 | 246 | 107.5 |
| Subtotal | 97,048 | 97.4 | 15,752 | 98.8 |
| Group insurance | - | - | 64 | 10.5 |

| Category | Six Months Ended September 30, 2006 | | | | Year Ended March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Number | | Amount | | Number | Amount |
| | | Percentage | | Percentage | | |
| Individual insurance | 97,954 | 103.6 | 17,383 | 112.1 | 181,901 | 29,873 |
| Individual annuities | 2,804 | 112.6 | 271 | 109.9 | 5,191 | 526 |
| Subtotal | 100,758 | 103.8 | 17,654 | 112.1 | 187,092 | 30,400 |
| Group insurance | - | - | 444 | 690.2 | - | 25,446 |

**(9) Average Premium Amount of Individual Insurance New Policies (Monthly premium)** (Yen)

| Category | Six months ended September 30, 2005 | Six months ended September 30, 2006 | Year ended March 31, 2006 |
|---|---|---|---|
| Average Premium Amount | 227,627 | 241,554 | 230,047 |

*Note: The above figures do not include increase from conversion.*

**(10) Average Assumed Investment Yield and Negative Spread**

(Millions of yen, %)

| Category | Six months ended September 30, 2005 | Six months ended September 30, 2006 | Year ended March 31, 2006 |
|---|---|---|---|
| Amount of negative spread | 16,364 | 5,237 | 29,390 |
| Investment yield on core profit (annualized) | 1.95% | 2.34% | 1.99% |
| Average assumed investment yield (annualized) | 2.60% | 2.55% | 2.58% |
| Individual insurance and annuities | 3.48% | 3.33% | 3.41% |
| Policy reserve in general account | 5,047,148 | 5,054,744 | 5,028,258 |

*Notes:*

1. *Negative spread is calculated by the following method:*
   *For six months ended September 30, 2006 and 2005: (Investment yield on core-profit-average assumed investment yield) x policy reserves in general accounts x 1/2*
   *For the year ended March 31, 2006: (Investment yield on core-profit-average assumed investment yield) x policy reserves in general accounts*
2. *Investment yield on core profit is calculated by the following method:*
   *(Net investment gains / losses (general account only) in core profit - interest portion of reserve for policyholder dividends) / policy reserves in general account.*
3. *Average assumed investment yield is an investment yield for policy reserves in general accounts of assumed interests.*
4. *Investment yield for six months ended September 30, 2005 and 2006 is annualized.*
5. *Policy reserves in general accounts are calculated by the following method:*
   *(Policy reserves* at the beginning of the year + policy reserves* at the end of the year - assumed interests) x 1/2*

**Policy reserves represent policy reserves within general accounts except contingency reserve.*

**(11) Mortality Rate for Individual Insurance**

(‰)

| Category | Six months ended September 30, 2005 | Six months ended September 30, 2006 | Year ended March 31, 2006 |
|---|---|---|---|
| Rate based on number of policies | 1.88 | 1.75 | 3.88 |
| Rate based on policy amount | 2.00 | 1.87 | 3.97 |

*Note: The figures of the six months ended September 30, 2005 and 2006 are not annualized.*

**(12) Reserve for Outstanding Claims**

(Millions of yen)

| Category | | As of September 30, 2005 | As of September 30, 2006 | As of March 31, 2006 |
|---|---|---|---|---|
| Insurance claims | Death benefits | 26,691 | 26,647 | 25,989 |
| | Accidental death benefits | 437 | 884 | 836 |
| | Disability benefits | 5,606 | 5,598 | 5,301 |
| | Maturity benefits | 687 | 2,072 | 1,696 |
| | Others | 36 | 63 | 67 |
| | Subtotal | 33,459 | 35,266 | 33,890 |
| Annuity payments | | 118 | 209 | 152 |
| Insurance benefits | | 3,327 | 3,344 | 4,874 |
| Surrender payments | | 4,992 | 4,865 | 4,408 |
| Total | | 42,292 | 44,178 | 43,721 |

**(13) Policy Reserve**

(Millions of yen)

| Category | | | As of September 30, 2005 | As of September 30, 2006 | As of March 31, 2006 |
|---|---|---|---|---|---|
| Policy reserve (excluding contingency reserve) | Individual insurance | | 2,695,053 | 2,765,062 | 2,734,610 |
| | | General Accounts | 2,668,886 | 2,738,395 | 2,706,913 |
| | | Separate Accounts | 26,167 | 26,667 | 27,697 |
| | Individual annuities | | 443,148 | 459,632 | 449,211 |
| | | General Accounts | 442,386 | 457,939 | 448,367 |
| | | Separate Account | 761 | 1,692 | 844 |
| | Group insurance | | 10,821 | 10,844 | 10,618 |
| | | General Accounts | 10,821 | 10,844 | 10,618 |
| | | Separate Accounts | - | - | - |
| | Group Annuity | | 2,043,590 | 1,974,992 | 2,027,523 |
| | | General Accounts | 1,938,743 | 1,868,935 | 1,921,082 |
| | | Separate Accounts | 104,846 | 106,057 | 106,440 |
| | Others | | 5,502 | 5,328 | 5,480 |
| | | General Accounts | 5,502 | 5,328 | 5,480 |
| | | Separate Accounts | - | - | - |
| | Subtotal | | 5,198,114 | 5,215,860 | 5,227,444 |
| | | General Accounts | 5,066,339 | 5,081,444 | 5,092,462 |
| | | Separate Accounts | 131,775 | 134,416 | 134,982 |
| Contingency reserve | Contingency reserve I | | 44,492 | 44,979 | 44,764 |
| | Contingency reserve II | | 33,609 | 34,181 | 33,940 |
| | Contingency reserve III | | 372 | 378 | 374 |
| | Subtotal | | 78,474 | 79,539 | 79,079 |
| Total | | | 5,276,589 | 5,295,400 | 5,306,524 |
| General accounts | | | 5,144,814 | 5,160,984 | 5,171,542 |
| Separate accounts | | | 131,775 | 134,416 | 134,982 |

### (14) Policy Reserve Calculating Methods and Ratios

| Category | | As of September 30, 2005 | As of September 30, 2006 | As of March 31, 2006 |
|---|---|---|---|---|
| Calculating methods | Policies subject to standard policy reserve method | Standard policy reserve method | Standard policy reserve method | Standard policy reserve method |
| | Policies not subject to standard policy reserve method | Net level premium reserve method | Net level premium reserve method | Net level premium reserve method |
| Ratio of "Amount of the Company's Policy Reserve (excluding contingency reserve)" to "Policy Reserve Required by Regulatory Standards" | | 100% | 100% | 100% |

*Notes:*

1. *Calculating methods and ratios stated above cover individual insurance and annuity policies only. Group insurance and annuity policies have different calculating methods.*
2. *The ratio for policies to which the standard policy reserve method is applied is indicated in the method laid down in Notice No. 48 from the Ministry of Finance. The ratio for policies to which the standard policy reserve method is not applied is indicated for accumulated reserve for claims and unearned premiums calculated with the net level premium reserve method.*

### (15) Other Reserves

(Millions of yen)

| Category | | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|---|
| | | Amount | Increase (decrease) | Amount | Increase (decrease) | Amount | Increase (decrease) |
| Reserve for Possible Loan Losses | General reserve | 199 | (118) | 168 | (20) | 188 | (129) |
| | Specific reserve | 1,380 | (134) | 1,193 | (305) | 1,499 | (16) |
| | Specific reserves for loans to refinancing countries | - | - | - | - | - | - |
| Reserve for bonuses to directors and corporate auditors | | - | - | 31 | 31 | - | - |
| Reserve for employees' retirement benefits | | 66,034 | 97 | 67,412 | 96 | 67,316 | 1,379 |
| Reserve for directors' and corporate auditors' retirement benefits | | 1,645 | (33) | 1,762 | 1 | 1,760 | 81 |
| Reserve for price fluctuations | | 36,045 | 3,461 | 55,022 | 7,451 | 47,571 | 14,987 |

### (16) Insurance Premium

**a. Payment Method**

(Millions of yen)

| Category | Six Months Ended September 30, 2005 | Six Months Ended September 30, 2006 | Year Ended March 31, 2006 |
|---|---|---|---|
| Individual insurance | 316,363 | 319,361 | 634,473 |
| [Single premiums] | [14,964] | [10,501] | [29,554] |
| [Annual payment] | [85,312] | [91,650] | [170,931] |
| [Semi-annual payment] | [573] | [540] | [1,137] |
| [Monthly payment] | [215,512] | [216,668] | [432,849] |
| Individual annuities | 15,849 | 17,031 | 33,377 |
| [Single premiums] | [45] | [887] | [73] |
| [Annual payment] | [2,664] | [2,498] | [6,690] |
| [Semi-annual payment] | [71] | [69] | [143] |
| [Monthly payment] | [13,066] | [13,575] | [26,468] |
| Group insurance | 21,498 | 20,654 | 46,518 |
| Group annuities | 79,848 | 73,384 | 153,371 |
| Total | 434,681 | 431,479 | 870,134 |

b. Year

(Millions of yen)

| Category | | Six Months Ended September 30, 2005 | Six Months Ended September 30, 2006 | Year Ended March 31, 2006 |
|---|---|---|---|---|
| Individual insurance and annuities | First year | 53,924 | 50,369 | 106,787 |
| | Second and subsequent year | 278,288 | 286,023 | 561,062 |
| | Sub total | 332,212 | 336,392 | 667,850 |
| Group insurance | First year | 66 | 132 | 153 |
| | Second and subsequent year | 21,432 | 20,522 | 46,365 |
| | Sub total | 21,498 | 20,654 | 46,518 |
| Group annuities | First year | 425 | 51 | 502 |
| | Second and subsequent year | 79,423 | 73,332 | 152,868 |
| | Sub total | 79,848 | 73,384 | 153,371 |
| Total | First year | 54,443 | 50,568 | 107,503 |
| | Second and subsequent year | 380,237 | 380,911 | 762,631 |
| | Total | 434,681 | 431,479 | 870,134 |
| | % change | 100.2% | 99.3% | 98.5% |

## (17) Insurance Claims

(Millions of yen)

| Category | Six Months Ended Sep. 30, 2005 | Individual insurance | Individual annuities | Group insurance | Group annuities | Workers' asset formation insurance and annuities | Others | Six Months Ended Sep. 30, 2006 | Year Ended Mar. 31, 2006 |
|---|---|---|---|---|---|---|---|---|---|
| Death benefits | 87,436 | 66,369 | - | 11,241 | - | - | 98 | 77,708 | 173,269 |
| Accidental death benefits | 1,383 | 615 | - | 102 | - | - | 14 | 732 | 2,116 |
| Disability benefits | 6,567 | 4,231 | - | 618 | - | - | - | 4,850 | 12,522 |
| Maturity benefits | 74,552 | 34,925 | - | - | 23,375 | 49 | - | 58,351 | 119,705 |
| Others | 940 | - | - | - | 886 | - | 33 | 919 | 977 |
| Total | 170,879 | 106,141 | - | 11,962 | 24,261 | 49 | 145 | 142,561 | 308,591 |

## (18) Annuity Payments

(Millions of yen)

| Six Months Ended Sep. 30, 2005 | Individual insurance | Individual annuities | Group insurance | Group annuities | Workers' asset formation insurance and annuities | Others | Six Months Ended Sep. 30, 2006 | Year Ended Mar. 31, 2006 |
|---|---|---|---|---|---|---|---|---|
| 13,227 | 48 | 4,871 | 53 | 8,339 | 54 | - | 13,367 | 27,259 |

### (19) Insurance Benefits

(Millions of yen)

| Category | Six Months Ended Sep. 30, 2005 | Individual insurance | Individual annuities | Group insurance | Group annuities | Workers' asset formation insurance and annuities | Others | Six Months Ended Sep. 30, 2006 | Year Ended Mar. 31, 2006 |
|---|---|---|---|---|---|---|---|---|---|
| Death benefits | 796 | 34 | 624 | 2 | - | 0 | - | 662 | 1,523 |
| Hospitalization benefits | 5,829 | 5,423 | 19 | 142 | - | - | 29 | 5,614 | 11,605 |
| Operation benefits | 3,069 | 3,100 | 13 | - | - | - | - | 3,114 | 6,179 |
| Injury benefits | 95 | 61 | - | 61 | - | - | - | 123 | 208 |
| Survival benefits | 532 | 657 | - | - | - | 54 | - | 711 | 1,814 |
| Others | 82,356 | 30 | 575 | 27 | 77,917 | 1 | 5 | 78,558 | 154,366 |
| Total | 92,680 | 9,308 | 1,234 | 232 | 77,917 | 56 | 35 | 88,784 | 175,698 |

### (20) Surrender Payments

(Millions of yen)

| Six Months Ended Sep. 30, 2005 | Individual insurance | Individual annuities | Group insurance | Group annuities | Workers' asset formation insurance and annuities | Others | Six Months Ended Sep. 30, 2006 | Year Ended March 31, 2006 |
|---|---|---|---|---|---|---|---|---|
| 98,811 | 100,869 | 6,838 | 7 | 7,299 | 179 | - | 115,193 | 203,007 |

### (21) Operating Expenses

(Millions of yen)

| Category | Six Months Ended September 30, 2005 | Six Months Ended September 30, 2006 | Year Ended March 31, 2006 |
|---|---|---|---|
| Sales activity related expenses | 15,704 | 15,792 | 31,300 |
| In-house sales representative expenses | 9,150 | 9,193 | 18,428 |
| Sales agent expenses | 6,228 | 6,254 | 12,233 |
| Selection expenses | 324 | 345 | 638 |
| Sales administrative expenses | 10,506 | 10,404 | 20,590 |
| Administrative / operational expenses | 9,930 | 9,749 | 19,289 |
| Advertising expenses | 575 | 654 | 1,300 |
| General administrative expenses | 28,866 | 29,798 | 57,372 |
| Personnel expenses | 9,109 | 9,495 | 18,030 |
| Expenses for premium collection, computer systems, equipments, offices and others | 18,477 | 18,983 | 36,783 |
| [Donation / contribution and others] | [ 33] | [ 25] | [ 43] |
| Contribution to the Policyholder Protection Fund | 432 | 446 | 864 |
| Contribution to the Policyholder Protection Corporation | 847 | 872 | 1,693 |
| Total | 55,077 | 55,995 | 109,262 |

*Notes:*

1. *Selection expenses represent mainly expense for medical examinations at the time of contract.*
2. *The contributions are burden charges paid to former Life Insurance Policyholders' Protection Fund taken over by the current Life Insurance Policyholders' Protection Corporation in accordance with the provision of Clause 5, Article 140 of bylaws to the Law Concerning Establishment of Laws Related to the Financial System Reformation.*
3. *The burden charges are paid to the Life Insurance Policyholders' Protection Corporation in accordance with the provision of Article 259 of the Insurance Business Law.*

### (22) Operating Expense Ratio (Against insurance premiums)

| Item | Six Months Ended September 30, 2005 | Six Months Ended September 30, 2006 | Year Ended March 31, 2006 |
|---|---|---|---|
| Operating expense ratio | 12.7 % | 13.0% | 12.6% |

## 2. Investment in General Account Assets for the Six Months Ended September 30, 2006 (Non-Consolidated)

### (1) Six Months Ended September 30, 2006 Investment Performance

As of September 30, 2006, general account assets amounted to ¥6,155.3 billion (¥6,255.4 billion), down ¥100.1 billion from the level at the end of the previous fiscal year (hereinafter, figures in parentheses represent levels at the end of the previous fiscal year).

For the interim period ended September 30, 2006, the amount of domestic bonds decreased due mainly to the limitation of new investments. On the other hands, Daido Life increased the amount of investments in foreign currency-denominated bonds and monetary claims purchased.

At the end of the interim term ended September 30, 2006, the percentages of the Company's general account assets in principal categories were as follows: domestic bonds, 34.9% (35.7%); domestic stocks, 8.1% (8.9%); foreign securities, 11.9% (10.1%); and loans, 15.6% (15.8%).

Regarding principal items within investment income and expenses, interest, dividends, and income from real estate for rent amounted to ¥63.0 billion, net gains on investment in trading securities amounted to ¥3.1 billion, gains on sales of securities totaled ¥10.3 billion, while losses on sales of securities totaled ¥5.6 billion. Net gains from monetary trusts amounted to ¥1.3 billion, net losses from derivatives were ¥9.9 billion, devaluation losses on securities were ¥1.1 billion and foreign exchange losses were ¥2.9 billion.

**(2) Asset Composition**

(Millions of yen, %)

| Category | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| Cash and deposits, call loans | 363,995 | 6.1 | 364,207 | 5.9 | 382,562 | 6.1 |
| Securities repurchased under resale agreements | - | - | - | - | - | - |
| Pledged money for bond borrowing transaction | - | - | - | - | - | - |
| Monetary claims purchased | 152,382 | 2.6 | 263,726 | 4.3 | 156,218 | 2.5 |
| Securities under proprietary accounts | - | - | - | - | - | - |
| Monetary trusts | 222,697 | 3.7 | 142,992 | 2.3 | 242,674 | 3.9 |
| Securities | 3,955,965 | 66.3 | 4,222,664 | 68.6 | 4,289,684 | 68.6 |
| Domestic bonds | 2,292,187 | 38.4 | 2,147,521 | 34.9 | 2,236,251 | 35.7 |
| Domestic stocks | 435,645 | 7.3 | 496,278 | 8.1 | 553,898 | 8.9 |
| Foreign securities | 540,287 | 9.1 | 732,508 | 11.9 | 632,535 | 10.1 |
| Foreign bonds | 247,728 | 4.2 | 342,094 | 5.6 | 271,801 | 4.3 |
| Foreign stocks and other securities | 292,558 | 4.9 | 390,414 | 6.3 | 360,734 | 5.8 |
| Other securities | 687,844 | 11.5 | 846,356 | 13.7 | 866,998 | 13.9 |
| Loans | 1,064,562 | 17.8 | 959,308 | 15.6 | 986,252 | 15.8 |
| Policy loans | 81,206 | 1.4 | 79,734 | 1.3 | 81,278 | 1.3 |
| Commercial loans | 983,356 | 16.5 | 879,574 | 14.3 | 904,974 | 14.5 |
| Property and equipment | 144,105 | 2.4 | 141,762 | 2.3 | 141,849 | 2.3 |
| Deferred tax assets | - | - | - | - | - | - |
| Other assets | 64,568 | 1.1 | 62,025 | 1.0 | 57,912 | 0.9 |
| Reserve for possible loan losses | (1,580) | (0.0) | (1,361) | (0.0) | (1,687) | (0.0) |
| Total assets | 5,966,698 | 100.0 | 6,155,325 | 100.0 | 6,255,467 | 100.0 |
| Foreign currency denominated assets | 324,691 | 5.4 | 506,215 | 8.2 | 396,855 | 6.3 |

**(3) Changes in the Amount of Assets by Categories**

(Millions of yen)

| Category | Six Months Ended September 30, 2005 | Six Months Ended September 30, 2006 | Year Ended March 31, 2006 |
|---|---|---|---|
| Cash and deposits, call loans | 58,420 | (18,355) | 76,987 |
| Securities repurchased under resale agreements | - | - | - |
| Pledged money for bond borrowing transaction | - | - | - |
| Monetary claims purchased | 63,385 | 107,508 | 67,221 |
| Securities under proprietary accounts | - | - | - |
| Monetary trusts | 7,920 | (99,682) | 27,897 |
| Securities | (34,071) | (67,019) | 299,648 |
| Domestic bonds | (274,886) | (88,730) | (330,822) |
| Domestic stocks | 76,194 | (57,620) | 194,447 |
| Foreign securities | (3,574) | 99,972 | 88,673 |
| Foreign bonds | (60,101) | 70,292 | (36,029) |
| Foreign stocks and other securities | 56,527 | 29,680 | 124,702 |
| Other securities | 168,195 | (20,642) | 347,350 |
| Loans | 24,088 | (26,943) | (54,221) |
| Policy loans | 334 | (1,543) | 406 |
| Commercial loans | 23,754 | (25,399) | (54,627) |
| Property and equipment | (1,997) | (87) | (4,253) |
| Deferred tax assets | (950) | - | (950) |
| Other assets | 10,684 | 4,113 | 4,029 |
| Reserve for possible loan losses | 253 | 326 | 145 |
| Total assets | 127,733 | (100,141) | 416,502 |
| Foreign currency denominated assets | 12,344 | 109,359 | 84,508 |

**(4) Investment Income** (Millions of yen)

| Category | | Six Months Ended September 30, 2005 | Six Months Ended September 30, 2006 | Year Ended March 31, 2006 |
|---|---|---|---|---|
| Interests, dividends and income from real estate for rent | | 52,369 | 63,054 | 106,987 |
| | Interest income from deposits | 2,530 | 3,332 | 5,343 |
| | Interest income and dividends from securities | 36,645 | 46,036 | 75,571 |
| | Interest income from loans | 9,930 | 9,520 | 19,304 |
| | Income from real estate for rent | 3,169 | 3,165 | 6,352 |
| | Other income from interest and dividends | 93 | 998 | 415 |
| Gains on securities under proprietary accounts | | - | - | - |
| Gains from monetary trusts, net | | 923 | 1,361 | 3,664 |
| Gains on investments in trading securities, net | | 9,561 | 3,147 | 22,157 |
| Gains on sale of securities | | 5,856 | 10,391 | 16,449 |
| | Gains on sale of domestic bonds | 155 | 0 | 237 |
| | Gains on sale of domestic stocks | 2,366 | 7,473 | 8,883 |
| | Gains on sale of foreign securities | 3,334 | 2,659 | 6,836 |
| | Other | - | 258 | 491 |
| Gains on redemption of securities | | 467 | - | 467 |
| Gains from derivatives, net | | - | - | - |
| Foreign exchange gains, net | | - | - | - |
| Other investment income | | 1,309 | 1,339 | 2,595 |
| Total | | 70,487 | 79,293 | 152,321 |

**(5) Investment Expenses** (Millions of yen)

| Category | | Six Months Ended September 30, 2005 | Six Months Ended September 30, 2006 | Year Ended March 31, 2006 |
|---|---|---|---|---|
| Interest expense | | 11 | 52 | 25 |
| Losses on securities under proprietary accounts | | - | - | - |
| Losses from monetary trusts, net | | - | - | - |
| Losses on investments in trading securities, net | | - | - | - |
| Losses on sale of securities | | 943 | 5,637 | 1,045 |
| | Losses on sale of domestic bonds | 12 | 5,219 | 22 |
| | Losses on sale of domestic stocks | 2 | 117 | 39 |
| | Losses on sale of foreign securities | 928 | 300 | 983 |
| | Other | - | - | - |
| Devaluation losses on securities | | 512 | 1,167 | 547 |
| | Devaluation losses on domestic bonds | - | - | - |
| | Devaluation losses on domestic stocks | 434 | 1,059 | 336 |
| | Devaluation losses on foreign securities | 27 | 3 | 23 |
| | Other | 50 | 104 | 187 |
| Amortization of securities | | - | - | - |
| Losses from derivatives, net | | 10,420 | 9,913 | 31,227 |
| Foreign exchange losses, net | | 2,323 | 2,936 | 4,924 |
| Provision for reserve for possible loan losses | | - | - | - |
| | Provision of specific reserve | - | - | - |
| | Provision of general reserve | - | - | - |
| Write-off of loans | | - | - | - |
| Depreciation of real estate for rent | | 1,364 | 1,222 | 2,698 |
| Other investment expenses | | 2,994 | 4,008 | 6,227 |
| Total | | 18,571 | 24,938 | 46,696 |

**(6) Net Investment Income** (Millions of yen)

| Category | Six Months Ended September 30, 2005 | Six Months Ended September 30, 2006 | Year Ended March 31, 2006 |
|---|---|---|---|
| Net investment income | 51,916 | 54,355 | 105,625 |

**[Reference] Breakdown of gains / losses from derivatives, net** (Millions of yen)

| Category | Six Months Ended September 30, 2005 | Six Months Ended September 30, 2006 | Year Ended March 31, 2006 |
|---|---|---|---|
| Interest-rate-related gains / losses | (1) | (4) | 4 |
| Currency-related gains / losses | (9,156) | (11,939) | (20,476) |
| Stock-related gains / losses | (1,435) | 2,659 | (11,442) |
| Bond-related gains / losses | 172 | (628) | 687 |
| Other gains / losses | - | - | - |
| Total | (10,420) | (9,913) | (31,227) |

### (7) Investment Income and Average Daily Balance by Asset Categories

*a. Investment income by asset categories*

(Millions of yen)

| Category | Six Months Ended September 30, 2005 | Six Months Ended September 30, 2006 | Year Ended March 31, 2006 |
|---|---|---|---|
| Cash and deposits, call loans | 34 | 267 | 78 |
| Securities repurchased under resale | - | - | - |
| Pledged money for bond borrowing | - | - | - |
| Monetary claims purchased | 45 | 838 | 310 |
| Securities under proprietary accounts | - | - | - |
| Monetary trusts | 765 | 675 | 3,637 |
| Domestic bonds | 21,209 | 13,318 | 41,503 |
| Domestic stocks | 2,633 | 8,408 | (833) |
| Foreign securities | 10,863 | 4,858 | 25,436 |
| Loans | 9,936 | 9,525 | 19,321 |
| Commercial loans | 8,022 | 7,667 | 15,517 |
| Property and equipment | 1,346 | 1,491 | 2,541 |
| Total general accounts | 51,916 | 54,355 | 105,625 |
| Other than stocks | 49,282 | 45,947 | 106,458 |
| Foreign investments | 11,074 | 5,213 | 25,866 |

*b. Average daily balance*

(Millions of yen)

| Category | Six Months Ended September 30, 2005 | Six Months Ended September 30, 2006 | Year Ended March 31, 2006 |
|---|---|---|---|
| Cash and deposits, call loans | 333,242 | 327,984 | 331,922 |
| Securities repurchased under resale | - | - | - |
| Pledged money for bond borrowing | - | - | - |
| Monetary claims purchased | 137,944 | 185,076 | 148,130 |
| Securities under proprietary accounts | - | - | - |
| Monetary trusts | 179,865 | 179,232 | 189,103 |
| Domestic bonds | 2,370,362 | 2,185,384 | 2,298,329 |
| Domestic stocks | 235,535 | 262,427 | 239,448 |
| Foreign securities | 530,457 | 676,350 | 546,208 |
| Loans | 1,031,263 | 979,438 | 1,039,333 |
| Commercial loans | 950,425 | 899,370 | 958,459 |
| Property and equipment | 145,484 | 142,682 | 144,218 |
| Total general accounts | 5,653,126 | 5,724,782 | 5,661,994 |
| Other than stocks | 5,417,590 | 5,462,355 | 5,422,546 |
| Foreign investments | 677,687 | 846,099 | 697,464 |

*Notes:*

*1. Average daily balance represents the average daily balance on a book value basis.*

*2. Foreign investments represent the total of foreign currency denominated assets and yen denominated assets.*

*3. Above figures on derivative transactions are included in each asset category.*

**(8) Securities**

(Millions of yen, %)

| Category | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| Government bonds | 209,355 | 5.3 | 193,433 | 4.6 | 203,129 | 4.7 |
| Municipal bonds | 995,035 | 25.2 | 921,260 | 21.8 | 958,516 | 22.3 |
| Corporate bonds | 1,087,797 | 27.5 | 1,032,826 | 24.5 | 1,074,605 | 25.1 |
| Public corporation bonds | 533,448 | 13.5 | 499,391 | 11.8 | 534,613 | 12.5 |
| Domestic stocks | 435,645 | 11.0 | 496,278 | 11.8 | 553,898 | 12.9 |
| Foreign securities | 540,287 | 13.7 | 732,508 | 17.3 | 632,535 | 14.7 |
| Foreign bonds | 247,728 | 6.3 | 342,094 | 8.1 | 271,801 | 6.3 |
| Foreign stocks and other securities | 292,558 | 7.4 | 390,414 | 9.2 | 360,734 | 8.4 |
| Other securities | 687,844 | 17.4 | 846,356 | 20.0 | 866,998 | 20.2 |
| Total | 3,955,965 | 100.0 | 4,222,664 | 100.0 | 4,289,684 | 100.0 |
| Subordinated debentures | 27,243 | 0.7 | 38,893 | 0.9 | 26,974 | 0.6 |

***Securities by holding purposes categories***

(Millions of yen)

| Category | As of September 30, 2005 | | | | |
|---|---|---|---|---|---|
| | Trading | Held-to-maturity | Available-for-sale | Stocks of subsidiaries and affiliates | Total |
| Government bonds | - | 77,656 | 131,699 | - | 209,355 |
| Municipal bonds | - | 565,131 | 429,903 | - | 995,035 |
| Corporate bonds | - | 669,961 | 417,835 | - | 1,087,797 |
| Public corporation bonds | - | 378,064 | 155,383 | - | 533,448 |
| Domestic stocks | - | - | 431,954 | 3,690 | 435,645 |
| Foreign securities | 113,982 | 56,195 | 370,108 | - | 540,287 |
| Foreign bonds | - | 56,195 | 191,532 | - | 247,728 |
| Foreign stocks and other securities | 113,982 | - | 178,575 | - | 292,558 |
| Other securities | - | - | 687,844 | - | 687,844 |
| Total | 113,982 | 1,368,944 | 2,469,346 | 3,690 | 3,955,965 |

| Category | As of September 30, 2006 | | | | |
|---|---|---|---|---|---|
| | Trading | Held-to-maturity | Available-for-sale | Stocks of subsidiaries and affiliates | Total |
| Government bonds | - | - | 193,433 | - | 193,433 |
| Municipal bonds | - | - | 921,260 | - | 921,260 |
| Corporate bonds | - | 5,226 | 1,027,600 | - | 1,032,826 |
| Public corporation bonds | - | - | 499,391 | - | 499,391 |
| Domestic stocks | - | - | 493,298 | 2,980 | 496,278 |
| Foreign securities | 166,514 | - | 565,994 | - | 732,508 |
| Foreign bonds | - | - | 342,094 | - | 342,094 |
| Foreign stocks and other securities | 166,514 | - | 223,899 | - | 390,414 |
| Other securities | - | - | 846,356 | - | 846,356 |
| Total | 166,514 | 5,226 | 4,047,943 | 2,980 | 4,222,664 |

| Category | As of March 31, 2006 | | | | |
|---|---|---|---|---|---|
| | Trading | Held-to-maturity | Available-for-sale | Stocks of subsidiaries and affiliates | Total |
| Government bonds | - | 58,861 | 144,267 | - | 203,129 |
| Municipal bonds | - | 551,254 | 407,262 | - | 958,516 |
| Corporate bonds | - | 653,398 | 421,207 | - | 1,074,605 |
| Public corporation bonds | - | 368,058 | 166,554 | - | 534,613 |
| Domestic stocks | - | - | 550,207 | 3,690 | 553,898 |
| Foreign securities | 148,605 | 50,748 | 433,181 | - | 632,535 |
| Foreign bonds | - | 50,748 | 221,053 | - | 271,801 |
| Foreign stocks and other securities | 148,605 | - | 212,128 | - | 360,734 |
| Other securities | - | - | 866,998 | - | 866,998 |
| Total | 148,605 | 1,314,262 | 2,823,124 | 3,690 | 4,289,684 |

## (9) Securities by Contractual Maturity Dates

(Millions of yen)

| Category | As of September 30, 2005 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Due in one year or less | Due after one year through three years | Due after three years through five years | Due after five years through seven years | Due after seven years through ten years | Due after ten years* | Total |
| Government bonds | 104,021 | 39,424 | 8,024 | 30,056 | - | 27,828 | 209,355 |
| Municipal bonds | 84,436 | 253,765 | 338,283 | 173,995 | 130,317 | 14,235 | 995,035 |
| Corporate bonds | 82,170 | 222,289 | 273,009 | 206,042 | 55,534 | 248,752 | 1,087,797 |
| Domestic stocks | | | | | | 435,645 | 435,645 |
| Foreign securities | 11,918 | 75,805 | 79,793 | 59,484 | 39,126 | 274,159 | 540,287 |
| Foreign bonds | 11,918 | 74,570 | 71,648 | 34,458 | 21,667 | 33,464 | 247,728 |
| Foreign stocks and other securities | - | 1,234 | 8,144 | 25,025 | 17,458 | 240,694 | 292,558 |
| Other securities | - | 280 | 7,627 | 2,233 | 7,584 | 670,118 | 687,844 |
| Total | 282,546 | 591,565 | 706,737 | 471,811 | 232,562 | 1,670,740 | 3,955,965 |

| Category | As of September 30, 2006 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Due in one year or less | Due after one year through three years | Due after three years through five years | Due after five years through seven years | Due after seven years through ten years | Due after ten years* | Total |
| Government bonds | 102,128 | 10,906 | 32,808 | 2,602 | 9,026 | 35,961 | 193,433 |
| Municipal bonds | 127,651 | 378,384 | 214,342 | 85,061 | 108,250 | 7,570 | 921,260 |
| Corporate bonds | 96,596 | 262,890 | 300,881 | 92,768 | 37,162 | 242,527 | 1,032,826 |
| Domestic stocks | - | - | - | 2,000 | - | 494,278 | 496,278 |
| Foreign securities | 23,033 | 100,043 | 74,308 | 42,134 | 130,323 | 362,664 | 732,508 |
| Foreign bonds | 22,053 | 96,847 | 62,102 | 26,907 | 90,400 | 43,784 | 342,094 |
| Foreign stocks and other securities | 980 | 3,196 | 12,206 | 15,227 | 39,923 | 318,879 | 390,414 |
| Other securities | 177 | 772 | 17,744 | 1,795 | 9,961 | 815,905 | 846,356 |
| Total | 349,588 | 752,997 | 640,085 | 226,362 | 294,723 | 1,958,907 | 4,222,664 |

| Category | As of March 31, 2006 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Due in one year or less | Due after one year through three years | Due after three years through five years | Due after five years through seven years | Due after seven years through ten years | Due after ten years* | Total |
| Government bonds | 123,177 | 20,325 | 12,559 | 19,442 | - | 27,624 | 203,129 |
| Municipal bonds | 99,581 | 310,927 | 293,821 | 118,203 | 121,839 | 14,142 | 958,516 |
| Corporate bonds | 62,831 | 256,071 | 338,244 | 117,072 | 36,588 | 263,797 | 1,074,605 |
| Domestic stocks | | | | | | 553,898 | 553,898 |
| Foreign securities | 32,576 | 92,470 | 74,908 | 44,995 | 58,057 | 329,527 | 632,535 |
| Foreign bonds | 31,363 | 92,062 | 63,659 | 17,830 | 31,355 | 35,529 | 271,801 |
| Foreign stocks and other securities | 1,212 | 408 | 11,248 | 27,164 | 26,701 | 293,997 | 360,734 |
| Other securities | - | 932 | 7,617 | 1,281 | 9,186 | 847,981 | 866,998 |
| Total | 318,167 | 680,727 | 727,152 | 300,995 | 225,671 | 2,036,971 | 4,289,684 |

**includes securities with maturity dates unfixed.*

### (10) Stock Holdings by Industry

(Millions of yen, %)

| Cetegory | | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|---|
| | | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| Fisheries, agriculture and forestry | | 827 | 0.2 | 799 | 0.2 | 903 | 0.2 |
| Mining | | 14 | 0.0 | 6 | 0.0 | 14 | 0.0 |
| Construction | | 17,700 | 4.1 | 20,104 | 4.1 | 22,660 | 4.1 |
| Manufacturing industries | | | | | | | |
| | Food products | 7,659 | 1.8 | 8,764 | 1.8 | 8,474 | 1.5 |
| | Textiles and clothing | 12,506 | 2.9 | 11,365 | 2.3 | 14,208 | 2.6 |
| | Pulp and paper | 914 | 0.2 | 1,096 | 0.2 | 1,172 | 0.2 |
| | Chemicals | 11,353 | 2.6 | 13,764 | 2.8 | 16,004 | 2.9 |
| | Medicals | 44,602 | 10.2 | 35,333 | 7.1 | 42,352 | 7.6 |
| | Oil and coal products | - | - | - | - | - | - |
| | Rubber products | 9,503 | 2.2 | 9,544 | 1.9 | 10,327 | 1.9 |
| | Glass and stone products | 662 | 0.2 | 1,579 | 0.3 | 1,244 | 0.2 |
| | Steel | 1,668 | 0.4 | 1,537 | 0.3 | 1,810 | 0.3 |
| | Non-steel metals | - | - | - | - | - | - |
| | Metal products | 525 | 0.1 | 462 | 0.1 | 553 | 0.1 |
| | Machinery | 30,498 | 7.0 | 34,256 | 6.9 | 39,409 | 7.1 |
| | Electric appliances | 21,987 | 5.0 | 30,035 | 6.1 | 29,685 | 5.4 |
| | Transportation vehicles | 910 | 0.2 | 287 | 0.1 | 743 | 0.1 |
| | Precision machinery | 5,326 | 1.2 | 9,071 | 1.8 | 9,026 | 1.6 |
| | Others | 2,029 | 0.5 | 1,986 | 0.4 | 2,098 | 0.4 |
| Electric and gas utilities | | 30,699 | 7.0 | 36,187 | 7.3 | 33,659 | 6.1 |
| Transportation/ information telecommunications | | | | | | | |
| | Ground transportation | 9,111 | 2.1 | 11,697 | 2.4 | 11,940 | 2.2 |
| | Water transportation | 8 | 0.0 | 8 | 0.0 | 8 | 0.0 |
| | Air transportation | - | - | - | - | - | - |
| | Warehouses/ transportation | 219 | 0.1 | 193 | 0.0 | 260 | 0.0 |
| | Information/ telecommunications | 12,833 | 2.9 | 16,817 | 3.4 | 16,293 | 2.9 |
| Commerce | | | | | | | |
| | Wholesalers | 7,853 | 1.8 | 7,619 | 1.5 | 9,350 | 1.7 |
| | Retailers | 5,679 | 1.3 | 6,281 | 1.3 | 6,979 | 1.3 |
| Financial services / insurance | | | | | | | |
| | Banking | 143,205 | 32.9 | 171,842 | 34.6 | 199,202 | 36.0 |
| | Securities and commodity futures trading | 28,971 | 6.7 | 34,583 | 7.0 | 44,924 | 8.1 |
| | Insurance | 3,881 | 0.9 | 4,092 | 0.8 | 4,819 | 0.9 |
| | Other financial services | 18,426 | 4.2 | 19,242 | 3.9 | 17,863 | 3.2 |
| Real estate | | 2,398 | 0.6 | 3,610 | 0.7 | 3,664 | 0.7 |
| Service companies | | 3,665 | 0.8 | 4,106 | 0.8 | 4,238 | 0.8 |
| Total | | 435,645 | 100.0 | 496,278 | 100.0 | 553,898 | 100.0 |

*Note: Categories of stock holdings by industry are based on the classification by Securities Identification Code Committee.*

**(11) Loans**

(Millions of yen)

| Category | As of September 30, 2005 | As of September 30, 2006 | As of March 31, 2006 |
|---|---|---|---|
| Policy loans | 81,206 | 79,734 | 81,278 |
| Policyholder loans | 79,571 | 78,469 | 80,045 |
| Premium loans | 1,634 | 1,264 | 1,232 |
| Commercial loans | 983,356 | 879,574 | 904,974 |
| Loans to non-residents | 11,135 | 15,166 | 15,630 |
| Loans to corporations | 708,327 | 693,735 | 706,107 |
| Loans to domestic corporations | 700,716 | 682,038 | 693,960 |
| Loans to Japanese government, government-related organizations and international organizations | 74,957 | 10,282 | 11,022 |
| Loans to Japanese local governments and public entities | 8,193 | 10,516 | 9,701 |
| Mortgage loans | 17,091 | 15,119 | 16,066 |
| Consumer loans | 131,653 | 113,260 | 121,962 |
| Others | 43,133 | 36,658 | 40,115 |
| Total | 1,064,562 | 959,308 | 986,252 |

**(12) Loans to Domestic Companies by Company Size**

(Millions of yen, %)

| Category | | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|---|
| | | | Percentage | | Percentage | | Percentage |
| Large corporations | Number of debtors | 142 | 53.0 | 129 | 55.4 | 135 | 53.8 |
| | Amount of loans | 618,697 | 88.3 | 600,431 | 88.0 | 616,747 | 88.9 |
| Medium-sized corporations | Number of debtors | 1 | 0.4 | - | - | 1 | 0.4 |
| | Amount of loans | 38 | 0.0 | - | - | 1,000 | 0.1 |
| Small corporations | Number of debtors | 125 | 46.6 | 104 | 44.6 | 115 | 45.8 |
| | Amount of loans | 81,980 | 11.7 | 81,607 | 12.0 | 76,213 | 11.0 |
| Total | Number of debtors | 268 | 100.0 | 233 | 100.0 | 251 | 100.0 |
| | Amount of loans | 700,716 | 100.0 | 682,038 | 100.0 | 693,960 | 100.0 |

*Notes:*

*1. Corporations are grouped as follows:*

| Business type | (i) All except (ii)-(iv) | | (ii) Retail & restaurants | | (iii) Services | | (iv) Wholesalers | |
|---|---|---|---|---|---|---|---|---|
| Large-sized corporations | With employees more than 300, and | With a capital of 1 billion yen or more | With more than 50 employees, and | With a capital of 1 billion yen or more | With more than 100 employees, and | With a capital of 1 billion yen or more | With more than 100 employees, and | With a capital of 1 billion yen or more |
| Medium-sized corporations | | With a capital of more than 300 million yen and less than 1 billion yen | | With a capital of more than 50 million yen and less than 1 billion yen | | With a capital of more than 50 million yen and less than 1 billion yen | | With a capital of more than 100 million yen and less than 1 billion yen |
| Small- and medium-sized corporations | With a capital of 300 million yen or less, or regular employees of 300 or less | | With a capital of 50 million yen or less, or regular employees of 50 or less | | With a capital of 50 million yen or less, or regular employees of 100 or less | | With a capital of 100 million yen or less, or regular employees of 100 or less | |

*2. The number of debtors represents those who have an obligation, net of loans to the Company, not the number of loan transactions.*

**(13) Loans by Industry**

(Millions of yen, %)

| Category | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| Domestic Loans | | | | | | |
| Manufacturing Industries | 93,921 | 9.6 | 87,027 | 9.9 | 86,250 | 9.5 |
| Food products | 5,778 | 0.6 | 5,200 | 0.6 | 5,300 | 0.6 |
| Textiles and clothing | 5,121 | 0.5 | 5,000 | 0.6 | 5,000 | 0.6 |
| Timber and wood products | 180 | 0.0 | 92 | 0.0 | 136 | 0.0 |
| Pulp and paper | 500 | 0.1 | - | - | 500 | 0.1 |
| Printing | - | - | - | - | - | - |
| Chemicals | 10,747 | 1.1 | 11,656 | 1.3 | 10,776 | 1.2 |
| Oil and coal | 1,410 | 0.1 | 1,410 | 0.2 | 1,410 | 0.2 |
| Ceramic and stone products | 700 | 0.1 | 700 | 0.1 | 700 | 0.1 |
| Steel | 20,304 | 2.1 | 20,845 | 2.4 | 20,076 | 2.2 |
| Non-steel metals | 3,000 | 0.3 | 4,000 | 0.5 | 3,000 | 0.3 |
| Metal products | 13 | 0.0 | 9 | 0.0 | 10 | 0.0 |
| Machinery | 5,635 | 0.6 | 4,404 | 0.5 | 5,011 | 0.6 |
| Electric appliances | 24,277 | 2.5 | 17,376 | 2.0 | 17,777 | 2.0 |
| Transportation vehicles | - | - | - | - | - | - |
| Precision machinery | 6,005 | 0.6 | 5,800 | 0.7 | 5,900 | 0.7 |
| Others | 10,248 | 1.0 | 10,532 | 1.2 | 10,652 | 1.2 |
| Agriculture | - | - | - | - | - | - |
| Forestry | - | - | - | - | - | - |
| Fisheries | - | - | - | - | - | - |
| Mining | - | - | - | - | - | - |
| Construction | 3,515 | 0.4 | 5,153 | 0.6 | 3,878 | 0.4 |
| Utilities | 77,330 | 7.9 | 73,797 | 8.4 | 75,553 | 8.3 |
| Information and telecommunications | 8,133 | 0.8 | 6,668 | 0.8 | 7,218 | 0.8 |
| Transportation | 42,751 | 4.3 | 40,820 | 4.6 | 41,530 | 4.6 |
| Wholesalers | 73,185 | 7.4 | 72,055 | 8.2 | 74,413 | 8.2 |
| Retailers | 10,980 | 1.1 | 7,289 | 0.8 | 10,174 | 1.1 |
| Financial services/ insurance | 281,312 | 28.6 | 270,246 | 30.7 | 274,103 | 30.3 |
| Real estate | 72,659 | 7.4 | 74,617 | 8.5 | 77,428 | 8.6 |
| Service companies | 55,792 | 5.7 | 56,104 | 6.4 | 57,587 | 6.4 |
| Local governments | 6,710 | 0.7 | 9,327 | 1.1 | 8,367 | 0.9 |
| Mortgage and consumer and others | 185,020 | 18.8 | 161,300 | 18.3 | 172,836 | 19.1 |
| Other | 60,909 | 6.2 | - | - | - | - |
| Total | 972,221 | 98.9 | 864,407 | 98.3 | 889,343 | 98.3 |
| Foreign Loans | | | | | | |
| Governments, etc. | 3,525 | 0.4 | 3,469 | 0.4 | 3,484 | 0.4 |
| Financial institutions | 5,187 | 0.5 | 4,697 | 0.5 | 4,742 | 0.5 |
| Commerce and industry companies | 2,423 | 0.2 | 7,000 | 0.8 | 7,403 | 0.8 |
| Other | - | - | - | - | - | - |
| Total | 11,135 | 1.1 | 15,166 | 1.7 | 15,630 | 1.7 |
| Total | 983,356 | 100.0 | 879,574 | 100.0 | 904,974 | 100.0 |

## (14) Foreign Investments

### 1) Investments by asset category

**(a) Denominated in foreign currency (yen amount not fixed)**

(Millions of yen, %)

| Category | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| Foreign bonds | 141,680 | 19.9 | 244,759 | 26.3 | 169,922 | 20.5 |
| Foreign stocks | 3,850 | 0.5 | 5,287 | 0.6 | 4,460 | 0.5 |
| Non yen-denominated cash, cash equivalents and other assets | 179,160 | 25.2 | 256,169 | 27.5 | 222,472 | 26.8 |
| Total | 324,691 | 45.7 | 506,215 | 54.4 | 396,855 | 47.9 |

**(b) Denominated in foreign currency (yen amount fixed with forward currency exchange contracts)**

(Millions of yen, %)

| Category | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| Foreign bonds | - | - | - | - | - | - |
| Non yen-denominated cash, cash equivalents and other assets | 116,530 | 16.4 | 138,799 | 14.9 | 143,805 | 17.4 |
| Total | 116,530 | 16.4 | 138,799 | 14.9 | 143,805 | 17.4 |

**(c) Denominated in yen**

(Millions of yen, %)

| Category | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| Loans to borrowers located outside of Japan | 11,135 | 1.6 | 15,166 | 1.6 | 15,630 | 1.9 |
| Foreign bonds | 106,047 | 14.9 | 97,335 | 10.5 | 101,879 | 12.3 |
| Foreign stocks | 122,273 | 17.2 | 134,700 | 14.5 | 137,909 | 16.6 |
| Other | 29,700 | 4.2 | 38,885 | 4.2 | 32,718 | 3.9 |
| Total | 269,157 | 37.9 | 286,088 | 30.7 | 288,138 | 34.8 |

**(d) Total**

(Millions of yen, %)

| Category | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| Total foreign investments | 710,380 | 100.0 | 931,103 | 100.0 | 828,799 | 100.0 |

### 2) Foreign currency denominated assets by currency

(Millions of yen, %)

| Category | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| U.S. dollar | 207,586 | 63.9 | 383,155 | 75.7 | 277,589 | 69.9 |
| Euro | 105,354 | 32.4 | 109,193 | 21.6 | 103,352 | 26.0 |
| British pound | 4,810 | 1.5 | 9,068 | 1.8 | 10,989 | 2.8 |
| Canadian dollar | 6,940 | 2.1 | 4,798 | 0.9 | 4,923 | 1.2 |
| Swiss franc | - | - | - | - | - | - |
| Australian dollar | - | - | - | - | - | - |
| Swedish krone | - | - | - | - | - | - |
| Hong Kong dollar | - | - | - | - | - | - |
| Singapore dollar | - | - | - | - | - | - |
| Norwegian krone | - | - | - | - | - | - |
| Denmark krone | - | - | - | - | - | - |
| Total | 324,691 | 100.0 | 506,215 | 100.0 | 396,855 | 100.0 |

3) Investments by region

(Millions of yen, %)

| Category | As of September 30, 2005 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Foreign securities | | | | | | Loans to borrowers located outside of Japan | |
| | | | Bonds | | Stocks and other securities | | | |
| | Amount | Percentage | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| North America | 89,070 | 16.5 | 63,324 | 25.6 | 25,745 | 8.8 | - | - |
| Europe | 143,362 | 26.5 | 123,618 | 49.9 | 19,744 | 6.7 | 5,000 | 44.9 |
| Oceania | 5,568 | 1.0 | 5,568 | 2.2 | - | - | - | - |
| Asia | - | - | - | - | - | - | 200 | 1.8 |
| Latin America | 299,012 | 55.3 | 51,944 | 21.0 | 247,068 | 84.5 | 2,610 | 23.4 |
| Middle East | - | - | - | - | - | - | - | - |
| Africa | - | - | - | - | - | - | - | - |
| International Organizations | 3,272 | 0.6 | 3,272 | 1.3 | - | - | 3,325 | 29.9 |
| Total | 540,287 | 100.0 | 247,728 | 100.0 | 292,558 | 100.0 | 11,135 | 100.0 |

| Category | As of September 30, 2006 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Foreign securities | | | | | | Loans to borrowers located outside of Japan | |
| | | | Bonds | | Stocks and other securities | | | |
| | Amount | Percentage | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| North America | 214,582 | 29.3 | 175,233 | 51.2 | 39,348 | 10.1 | 5,000 | 33.0 |
| Europe | 128,389 | 17.5 | 110,546 | 32.3 | 17,842 | 4.6 | 4,600 | 30.3 |
| Oceania | 5,571 | 0.8 | 5,571 | 1.6 | - | - | - | - |
| Asia | - | - | - | - | - | - | 169 | 1.1 |
| Latin America | 380,463 | 51.9 | 47,532 | 13.9 | 332,931 | 85.3 | 2,097 | 13.8 |
| Middle East | - | - | - | - | - | - | - | - |
| Africa | 291 | 0.0 | - | - | 291 | 0.1 | - | - |
| International Organizations | 3,210 | 0.4 | 3,210 | 0.9 | - | - | 3,300 | 21.8 |
| Total | 732,508 | 100.0 | 342,094 | 100.0 | 390,414 | 100.0 | 15,166 | 100.0 |

| Category | As of March 31, 2006 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Foreign securities | | | | | | Loans to borrowers located outside of Japan | |
| | | | Bonds | | Stocks and other securities | | | |
| | Amount | Percentage | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| North America | 135,265 | 21.4 | 102,020 | 37.5 | 33,244 | 9.2 | 5,000 | 32.0 |
| Europe | 136,090 | 21.5 | 112,913 | 41.5 | 23,176 | 6.4 | 4,600 | 29.4 |
| Oceania | 5,527 | 0.9 | 5,527 | 2.0 | - | - | - | - |
| Asia | - | - | - | - | - | - | 184 | 1.2 |
| Latin America | 352,454 | 55.7 | 48,142 | 17.7 | 304,312 | 84.4 | 2,546 | 16.3 |
| Middle East | - | - | - | - | - | - | - | - |
| Africa | - | - | - | - | - | - | - | - |
| International Organizations | 3,197 | 0.5 | 3,197 | 1.2 | - | - | 3,300 | 21.1 |
| Total | 632,535 | 100.0 | 271,801 | 100.0 | 360,734 | 100.0 | 15,630 | 100.0 |

**(15) Fair Value Information on Securities and Others**

**1) Valuation gains (losses) on trading securities**

(Millions of yen)

| Category | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Current fair value and carrying value | Valuation gains (losses) | Current fair value and carrying value | Valuation gains (losses) | Current fair value and carrying value | Valuation gains (losses) |
| Trading securities | 113,982 | 9,496 | 166,514 | 3,249 | 148,605 | 16,163 |
| Domestic bonds | - | - | - | - | - | - |
| Domestic stocks | - | - | - | - | - | - |
| Foreign bonds | - | - | - | - | - | - |
| Foreign stocks, etc. | 113,982 | 9,496 | 166,514 | 3,249 | 148,605 | 16,163 |
| Monetary trusts | - | - | - | - | - | - |

**2) Fair value information on securities (except trading securities)**

**a. Securities with market value**

(Millions of yen)

| Category | As of September 30, 2005 | | | | |
|---|---|---|---|---|---|
| | Cost/ carrying value before mark-to-market | Current fair value | Net unrealized gains (losses) | | |
| | | | | Gains | Losses |
| Held-to-maturity securities | 1,381,332 | 1,411,744 | 30,411 | 36,363 | 5,951 |
| Domestic securities | 1,312,749 | 1,342,097 | 29,348 | 35,206 | 5,858 |
| Foreign securities | 56,195 | 57,288 | 1,092 | 1,156 | 63 |
| Monetary claims purchased | 12,387 | 12,358 | (29) | - | 29 |
| Policy reserve matching bonds | - | - | - | - | - |
| Stocks of subsidiaries and affiliated companies | - | - | - | - | - |
| Available-for-sale securities | 2,263,719 | 2,648,207 | 384,488 | 388,110 | 3,622 |
| Domestic bonds | 950,054 | 979,438 | 29,384 | 29,892 | 508 |
| Domestic stocks | 210,041 | 414,410 | 204,368 | 205,601 | 1,233 |
| Foreign securities | 249,355 | 260,613 | 11,257 | 11,790 | 532 |
| Bonds | 182,126 | 191,532 | 9,406 | 9,555 | 149 |
| Stocks, etc. | 67,229 | 69,080 | 1,850 | 2,234 | 383 |
| Other securities | 551,201 | 670,084 | 118,882 | 119,209 | 326 |
| Monetary claims purchased | 139,994 | 139,994 | - | - | - |
| Certificates of deposit | 30,000 | 30,000 | - | - | - |
| Monetary trusts | 133,070 | 153,666 | 20,595 | 21,616 | 1,020 |
| Total | 3,645,052 | 4,059,952 | 414,899 | 424,474 | 9,574 |
| Domestic bonds | 2,262,803 | 2,321,536 | 58,732 | 65,099 | 6,366 |
| Domestic stocks | 210,041 | 414,410 | 204,368 | 205,601 | 1,233 |
| Foreign securities | 305,551 | 317,901 | 12,350 | 12,947 | 596 |
| Bonds | 238,322 | 248,821 | 10,499 | 10,712 | 213 |
| Stocks, etc. | 67,229 | 69,080 | 1,850 | 2,234 | 383 |
| Other securities | 551,201 | 670,084 | 118,882 | 119,209 | 326 |
| Monetary claims purchased | 152,382 | 152,352 | (29) | - | 29 |
| Certificates of deposit | 30,000 | 30,000 | - | - | - |
| Monetary trusts | 133,070 | 153,666 | 20,595 | 21,616 | 1,020 |

*Notes:*

*1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.*

*2. Monetary trusts include securities other than trading securities.*

**b. Securities without market value (Carrying value)**

(Millions of yen)

| Category | As of September 30, 2005 |
|---|---|
| Held-to-maturity securities | - |
| Unlisted foreign bonds | - |
| Other securities | - |
| Policy reserve matching bonds | - |
| Stocks of subsidiaries and affiliated companies | 3,690 |
| Available-for-sale securities | 138,246 |
| Unlisted domestic stocks (excluding over-the-counter stocks) | 17,544 |
| Unlisted foreign stocks (excluding over-the-counter stocks) | - |
| Unlisted foreign bonds | - |
| Others | 120,702 |
| Total | 141,937 |

*Note: Securities included in jointly operated designated monetary trusts are not included herein.*

**a. Securities with market value**

(Millions of yen)

| Category | As of September 30, 2006 | | | | |
|---|---|---|---|---|---|
| | Cost/ carrying value before mark-to-market | Current fair value | Net unrealized gains (losses) | | |
| | | | | Gains | Losses |
| Held-to-maturity securities | 5,226 | 5,129 | (96) | - | 96 |
| Domestic bonds | 5,226 | 5,129 | (96) | - | 96 |
| Foreign bonds | - | - | - | - | - |
| Monetary claims purchased | - | - | - | - | - |
| Policy reserve matching bonds | - | - | - | - | - |
| Stocks of subsidiaries and affiliated companies | - | - | - | - | - |
| Available-for-sale securities | 3,754,914 | 4,253,710 | 498,795 | 517,527 | 18,731 |
| Domestic bonds | 2,122,269 | 2,142,295 | 20,025 | 30,046 | 10,021 |
| Domestic stocks | 227,032 | 472,536 | 245,504 | 249,540 | 4,036 |
| Foreign securities | 391,116 | 405,375 | 14,258 | 14,998 | 739 |
| Bonds | 332,164 | 342,094 | 9,929 | 10,357 | 428 |
| Stocks, etc. | 58,951 | 63,281 | 4,329 | 4,640 | 310 |
| Other securities | 626,338 | 815,820 | 189,482 | 191,532 | 2,050 |
| Monetary claims purchased | 262,558 | 262,110 | (447) | 548 | 996 |
| Certificates of deposit | 62,000 | 62,000 | - | - | - |
| Monetary trusts | 63,599 | 93,571 | 29,972 | 30,860 | 887 |
| Total | 3,760,140 | 4,258,839 | 498,698 | 517,527 | 18,828 |
| Domestic bonds | 2,127,495 | 2,147,424 | 19,928 | 30,046 | 10,118 |
| Domestic stocks | 227,032 | 472,536 | 245,504 | 249,540 | 4,036 |
| Foreign securities | 391,116 | 405,375 | 14,258 | 14,998 | 739 |
| Bonds | 332,164 | 342,094 | 9,929 | 10,357 | 428 |
| Stocks, etc. | 58,951 | 63,281 | 4,329 | 4,640 | 310 |
| Other securities | 626,338 | 815,820 | 189,482 | 191,532 | 2,050 |
| Monetary claims purchased | 262,558 | 262,110 | (447) | 548 | 996 |
| Certificates of deposit | 62,000 | 62,000 | - | - | - |
| Monetary trusts | 63,599 | 93,571 | 29,972 | 30,860 | 887 |

*Notes:*

*1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.*

*2. Monetary trusts include securities other than trading securities.*

*3. For the six months ended September 30, 2006, a part of domestic bonds classified as 'held-to-maturity securities' was changed its category to 'available-for-sale securities'.*

**b. Securities without market value (Carrying value)**

(Millions of yen)

| Category | As of September 30, 2006 |
|---|---|
| Held-to-maturity securities | - |
| Unlisted foreign bonds | - |
| Others | - |
| Policy reserve matching bonds | - |
| Stocks of subsidiaries and affiliated companies | 2,980 |
| Available-for-sale securities | 195,211 |
| Unlisted domestic stocks (excluding over-the-counter stocks) | 20,761 |
| Unlisted foreign stocks (excluding over-the-counter stocks) | 0 |
| Unlisted foreign bonds | - |
| Others | 174,449 |
| Total | 198,191 |

*Note: Securities included in jointly operated designated monetary trusts are not included herein.*

**a. Securities with market value**

(Millions of yen)

| Category | As of March 31, 2006 | | | | |
|---|---|---|---|---|---|
| | Cost/ carrying value before mark-to-market | Current fair value | Net unrealized gains (losses) | | |
| | | | | Gains | Losses |
| Held-to-maturity securities | 1,354,389 | 1,355,206 | 816 | 17,243 | 16,426 |
| Domestic bonds | 1,263,514 | 1,265,230 | 1,715 | 16,693 | 14,978 |
| Foreign bonds | 50,748 | 50,930 | 182 | 549 | 366 |
| Monetary claims purchased | 40,126 | 39,045 | (1,080) | - | 1,080 |
| Policy reserve matching bonds | - | - | - | - | - |
| Stocks of subsidiaries and affiliated companies | - | - | - | - | - |
| Available-for-sale securities | 2,413,092 | 3,000,075 | 586,982 | 594,812 | 7,829 |
| Domestic bonds | 960,948 | 972,737 | 11,788 | 15,392 | 3,604 |
| Domestic stocks | 233,305 | 531,455 | 298,149 | 298,303 | 153 |
| Foreign securities | 284,036 | 292,372 | 8,336 | 10,007 | 1,671 |
| Bonds | 216,061 | 221,053 | 4,991 | 6,266 | 1,274 |
| Stocks, etc. | 67,974 | 71,318 | 3,344 | 3,741 | 396 |
| Other securities | 616,979 | 847,946 | 230,967 | 232,605 | 1,637 |
| Monetary claims purchased | 116,091 | 116,091 | - | - | - |
| Certificates of deposit | 45,000 | 45,000 | - | - | - |
| Monetary trusts | 156,731 | 194,471 | 37,740 | 38,503 | 763 |
| Total | 3,767,481 | 4,355,281 | 587,799 | 612,055 | 24,256 |
| Domestic bonds | 2,224,462 | 2,237,967 | 13,504 | 32,086 | 18,582 |
| Domestic stocks | 233,305 | 531,455 | 298,149 | 298,303 | 153 |
| Foreign securities | 334,784 | 343,302 | 8,518 | 10,556 | 2,038 |
| Bonds | 266,809 | 271,983 | 5,173 | 6,815 | 1,641 |
| Stocks, etc. | 67,974 | 71,318 | 3,344 | 3,741 | 396 |
| Other securities | 616,979 | 847,946 | 230,967 | 232,605 | 1,637 |
| Monetary claims purchased | 156,218 | 155,137 | (1,080) | - | 1,080 |
| Certificates of deposit | 45,000 | 45,000 | - | - | - |
| Monetary trusts | 156,731 | 194,471 | 37,740 | 38,503 | 763 |

*Notes:*

*1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.*

*2. Monetary trusts include securities other than trading securities.*

**b. Securities without market value (Carrying value)**

(Millions of yen)

| Category | As of March 31, 2006 |
|---|---|
| Held-to-maturity securities | - |
| Unlisted foreign bonds | - |
| Others | - |
| Policy reserve matching bonds | - |
| Stocks of subsidiaries and affiliated companies | 3,690 |
| Available-for-sale securities | 166,080 |
| Unlisted domestic stocks (excluding over-the-counter stocks) | 18,752 |
| Unlisted foreign stocks (excluding over-the-counter stocks) | - |
| Unlisted foreign bonds | - |
| Others | 147,328 |
| Total | 169,771 |

*Note: Securities included in jointly operated designated monetary trusts are not included herein.*

**c. Fair value information consisting of those stated in the previous table-b and foreign exchange and other gains (losses) for table-a.**

(Millions of yen)

| Category | As of September 30, 2005 | | | | |
|---|---|---|---|---|---|
| | Cost/ carrying value before mark-to-market | Current fair value | Net unrealized gains (losses) | | |
| | | | | Gains | Losses |
| Held-to-maturity securities | 1,381,332 | 1,411,744 | 30,411 | 36,363 | 5,951 |
| Domestic bonds | 1,312,749 | 1,342,097 | 29,348 | 35,206 | 5,858 |
| Foreign bonds | 56,195 | 57,288 | 1,092 | 1,156 | 63 |
| Monetary claims purchased | 12,387 | 12,358 | (29) | - | 29 |
| Policy reserve matching bonds | - | - | - | - | - |
| Stocks of subsidiaries and affiliated companies | 3,690 | 3,690 | - | - | - |
| Available-for-sale securities | 2,401,966 | 2,793,008 | 391,041 | 394,970 | 3,929 |
| Domestic bonds | 950,054 | 979,438 | 29,384 | 29,892 | 508 |
| Domestic stocks | 227,586 | 431,954 | 204,368 | 205,601 | 1,233 |
| Foreign securities | 353,746 | 370,108 | 16,362 | 17,201 | 838 |
| Bonds | 182,126 | 191,532 | 9,406 | 9,555 | 149 |
| Stocks, etc. | 171,620 | 178,575 | 6,955 | 7,645 | 689 |
| Other securities | 567,513 | 687,844 | 120,330 | 120,658 | 327 |
| Monetary claims purchased | 139,994 | 139,994 | - | - | - |
| Certificates of deposit | 30,000 | 30,000 | - | - | - |
| Monetary trusts | 133,070 | 153,666 | 20,595 | 21,616 | 1,020 |
| Total | 3,786,990 | 4,208,443 | 421,453 | 431,334 | 9,881 |
| Domestic bonds | 2,262,803 | 2,321,536 | 58,732 | 65,099 | 6,366 |
| Domestic stocks | 231,277 | 435,645 | 204,368 | 205,601 | 1,233 |
| Foreign securities | 409,942 | 427,397 | 17,455 | 18,357 | 902 |
| Bonds | 238,322 | 248,821 | 10,499 | 10,712 | 213 |
| Stocks, etc. | 171,620 | 178,575 | 6,955 | 7,645 | 689 |
| Other securities | 567,513 | 687,844 | 120,330 | 120,658 | 327 |
| Monetary claims purchased | 152,382 | 152,352 | (29) | - | 29 |
| Certificates of deposit | 30,000 | 30,000 | - | - | - |
| Monetary trusts | 133,070 | 153,666 | 20,595 | 21,616 | 1,020 |

| Category | As of September 30, 2006 | | | | |
|---|---|---|---|---|---|
| | Cost/ carrying value before mark-to-market | Current fair value | Net unrealized gains (losses) | | |
| | | | | Gains | Losses |
| Held-to-maturity securities | 5,226 | 5,129 | (96) | - | 96 |
| Domestic bonds | 5,226 | 5,129 | (96) | - | 96 |
| Foreign bonds | - | - | - | - | - |
| Monetary claims purchased | - | - | - | - | - |
| Policy reserve matching bonds | - | - | - | - | - |
| Stocks of subsidiaries and affiliated companies | 2,980 | 2,980 | - | - | - |
| Available-for-sale securities | 3,950,125 | 4,465,626 | 515,500 | 534,350 | 18,850 |
| Domestic bonds | 2,122,269 | 2,142,295 | 20,025 | 30,046 | 10,021 |
| Domestic stocks | 247,794 | 493,298 | 245,504 | 249,540 | 4,036 |
| Foreign securities | 537,862 | 565,994 | 28,131 | 28,909 | 777 |
| Bonds | 332,164 | 342,094 | 9,929 | 10,357 | 428 |
| Stocks, etc. | 205,698 | 223,899 | 18,201 | 18,551 | 349 |
| Other securities | 654,041 | 846,356 | 192,314 | 194,444 | 2,130 |
| Monetary claims purchased | 262,558 | 262,110 | (447) | 548 | 996 |
| Certificates of deposit | 62,000 | 62,000 | - | - | - |
| Monetary trusts | 63,599 | 93,571 | 29,972 | 30,860 | 887 |
| Total | 3,958,332 | 4,473,735 | 515,403 | 534,350 | 18,947 |
| Domestic bonds | 2,127,495 | 2,147,424 | 19,928 | 30,046 | 10,118 |
| Domestic stocks | 250,774 | 496,278 | 245,504 | 249,540 | 4,036 |
| Foreign securities | 537,862 | 565,994 | 28,131 | 28,909 | 777 |
| Bonds | 332,164 | 342,094 | 9,929 | 10,357 | 428 |
| Stocks, etc. | 205,698 | 223,899 | 18,201 | 18,551 | 349 |
| Other securities | 654,041 | 846,356 | 192,314 | 194,444 | 2,130 |
| Monetary claims purchased | 262,558 | 262,110 | (447) | 548 | 996 |
| Certificates of deposit | 62,000 | 62,000 | - | - | - |
| Monetary trusts | 63,599 | 93,571 | 29,972 | 30,860 | 887 |

(Millions of yen)

| Category | As of March 31, 2006 | | | | |
|---|---|---|---|---|---|
| | Cost/ carrying value before mark-to-market | Current fair value | Net unrealized gains (losses) | | |
| | | | | Gains | Losses |
| Held-to-maturity securities | 1,354,389 | 1,355,206 | 816 | 17,243 | 16,426 |
| Domestic bonds | 1,263,514 | 1,265,230 | 1,715 | 16,693 | 14,978 |
| Foreign bonds | 50,748 | 50,930 | 182 | 549 | 366 |
| Monetary claims purchased | 40,126 | 39,045 | (1,080) | - | 1,080 |
| Policy reserve matching bonds | - | - | - | - | - |
| Stocks of subsidiaries and affiliated companies | 3,690 | 3,690 | - | - | - |
| Available-for-sale securities | 2,579,172 | 3,178,688 | 599,515 | 607,402 | 7,887 |
| Domestic bonds | 960,948 | 972,737 | 11,788 | 15,392 | 3,604 |
| Domestic stocks | 252,057 | 550,207 | 298,149 | 298,303 | 153 |
| Foreign securities | 414,974 | 433,181 | 18,207 | 19,880 | 1,672 |
| Bonds | 216,061 | 221,053 | 4,991 | 6,266 | 1,274 |
| Stocks, etc. | 198,912 | 212,128 | 13,215 | 13,613 | 397 |
| Other securities | 633,369 | 866,998 | 233,629 | 235,323 | 1,693 |
| Monetary claims purchased | 116,091 | 116,091 | - | - | - |
| Certificates of deposit | 45,000 | 45,000 | - | - | - |
| Monetary trusts | 156,731 | 194,471 | 37,740 | 38,503 | 763 |
| Total | 3,937,253 | 4,537,585 | 600,332 | 624,645 | 24,313 |
| Domestic bonds | 2,224,462 | 2,237,967 | 13,504 | 32,086 | 18,582 |
| Domestic stocks | 255,748 | 553,898 | 298,149 | 298,303 | 153 |
| Foreign securities | 465,722 | 484,112 | 18,389 | 20,429 | 2,039 |
| Bonds | 266,809 | 271,983 | 5,173 | 6,815 | 1,641 |
| Stocks, etc. | 198,912 | 212,128 | 13,215 | 13,613 | 397 |
| Other securities | 633,369 | 866,998 | 233,629 | 235,323 | 1,693 |
| Monetary claims purchased | 156,218 | 155,137 | (1,080) | - | 1,080 |
| Certificates of deposit | 45,000 | 45,000 | - | - | - |
| Monetary trusts | 156,731 | 194,471 | 37,740 | 38,503 | 763 |

*Note: Securities included in jointly operated designated monetary trusts are not included herein.*

### 3) Fair value information on monetary trusts

(Millions of yen)

| Category | As of September 30, 2005 | | | | | |
|---|---|---|---|---|---|---|
| | Carrying value before mark-to-market (a) | Carrying value (b) | Current fair value (c) | Net unrealized gains (losses) | | |
| | | | | (c)-(b) | Gains | Losses |
| Monetary trusts | 202,101 | 222,697 | 222,697 | - | - | - |

| Category | As of September 30, 2006 | | | | | |
|---|---|---|---|---|---|---|
| | Carrying value before mark-to-market (a) | Carrying value (b) | Current fair value (c) | Net unrealized gains (losses) | | |
| | | | | (c)-(b) | Gains | Losses |
| Monetary trusts | 113,019 | 142,992 | 142,992 | - | - | - |

| Category | As of March 31, 2006 | | | | | |
|---|---|---|---|---|---|---|
| | Carrying value before mark-to-market (a) | Carrying value (b) | Current fair value (c) | Net unrealized gains (losses) | | |
| | | | | (c)-(b) | Gains | Losses |
| Monetary trusts | 204,934 | 242,674 | 242,674 | - | - | - |

**a. Monetary trusts for investment**

(Millions of yen)

| Category | As of September 30, 2005 | | As of September 30, 2006 | |
|---|---|---|---|---|
| | Carrying value | Net valuation gains(losses) | Carrying value | Net valuation gains(losses) |
| Monetary trusts for investment | - | - | - | - |
| Investment type focused on stocks | - | - | - | - |

| Category | As of March 31, 2006 | |
|---|---|---|
| | Carrying value | Net valuation gains(losses) |
| Monetary trusts for investment | - | - |
| Investment type focused on stocks | - | - |

*Note: Above figures show all of the fair value information on monetary trusts including securities, cash and call loans and others.*

**b. Monetary trusts for held-to-maturity, policy reserve matching securities and others**

(Millions of yen)

| Category | As of September 30, 2005 | | | | | |
|---|---|---|---|---|---|---|
| | Carrying value before mark-to-market (a) | Carrying value (b) | Current fair value (c) | Net unrealized gains (losses) | | |
| | | | | (c)-(a) | Gains | Losses |
| Monetary trusts for held-to-maturity | - | - | - | - | - | - |
| Monetary trusts for policy reserve matching | - | - | - | - | - | - |
| Other monetary trusts | 202,101 | 222,697 | 222,697 | 20,595 | 21,616 | 1,020 |
| Investment type focused on bonds | 91,135 | 91,206 | 91,206 | 70 | 123 | 52 |
| Investment type focused on stocks | 61,666 | 82,191 | 82,191 | 20,525 | 21,493 | 967 |
| Investment type focused on foreign securities | - | - | - | - | - | - |
| Balance-type | - | - | - | - | - | - |
| Investment type focused on collateral short-term money trust | - | - | - | - | - | - |
| Jointly-managed money trusts | 49,300 | 49,300 | 49,300 | - | - | - |
| Total | 202,101 | 222,697 | 222,697 | 20,595 | 21,616 | 1,020 |

(Millions of yen)

| Category | As of September 30, 2006 | | | | | |
|---|---|---|---|---|---|---|
| | Carrying value before mark-to-market (a) | Carrying value (b) | Current fair value (c) | Net unrealized gains (losses) | | |
| | | | | (c)-(a) | Gains | Losses |
| Monetary trusts for held-to-maturity | - | - | - | - | - | - |
| Monetary trusts for policy reserve matching | - | - | - | - | - | - |
| Other monetary trusts | 113,019 | 142,992 | 142,992 | 29,972 | 30,860 | 887 |
| Investment type focused on bonds | 3,251 | 3,251 | 3,251 | - | - | - |
| Investment type focused on stocks | 64,968 | 94,940 | 94,940 | 29,972 | 30,860 | 887 |
| Investment type focused on foreign securities | - | - | - | - | - | - |
| Balance-type | - | - | - | - | - | - |
| Investment type focused on collateral short-term money trust | - | - | - | - | - | - |
| Jointly-managed money trusts | 44,800 | 44,800 | 44,800 | - | - | - |
| Total | 113,019 | 142,992 | 142,992 | 29,972 | 30,860 | 887 |

| Category | As of March 31, 2006 | | | | | |
|---|---|---|---|---|---|---|
| | Carrying value before mark-to-market (a) | Carrying value (b) | Current fair value (c) | Net unrealized gains (losses) | | |
| | | | | (c)-(a) | Gains | Losses |
| Monetary trusts for held-to-maturity | - | - | - | - | - | - |
| Monetary trusts for policy reserve matching | - | - | - | - | - | - |
| Other monetary trusts | 204,934 | 242,674 | 242,674 | 37,740 | 38,503 | 763 |
| Investment type focused on bonds | 96,258 | 96,043 | 96,043 | (214) | 37 | 252 |
| Investment type focused on stocks | 64,375 | 102,330 | 102,330 | 37,955 | 38,466 | 510 |
| Investment type focused on foreign securities | - | - | - | - | - | - |
| Balance-type | - | - | - | - | - | - |
| Investment type focused on collateral short-term money trust | - | - | - | - | - | - |
| Jointly-managed money trusts | 44,300 | 44,300 | 44,300 | - | - | - |
| Total | 204,934 | 242,674 | 242,674 | 37,740 | 38,503 | 763 |

*Note: Above figures show all of the fair value information on monetary trusts including securities, cash and call loans and others.*

**c. Fair value information for securities within monetary trusts in the previous table-a and b.**

*Monetary trusts within trading securities* (Millions of yen)

| Category | As of September 30, 2005 | | As of September 30, 2006 | |
|---|---|---|---|---|
| | Carrying value | Net valuation gains (losses) | Carrying value | Net valuation gains (losses) |
| Trading securities | - | - | - | - |
| Stocks | - | - | - | - |

| Category | As of March 31, 2006 | |
|---|---|---|
| | Carrying value | Net valuation gains (losses) |
| Trading securities | - | - |
| Stocks | - | - |

*Monetary trusts within held-to-maturity securities, policy reserve matching bonds and available-for-sale securities*

(Millions of yen)

| Category | As of September 30, 2005 | | | | |
|---|---|---|---|---|---|
| | Carrying value before mark-to-market | Current fair value | Net unrealized gains (losses) | | |
| | | | | Gains | Losses |
| Held-to-maturity securities | - | - | - | - | - |
| Policy reserve matching bonds | - | - | - | - | - |
| Available-for-sale securities | 133,070 | 153,666 | 20,595 | 21,616 | 1,020 |
| Domestic bonds | 72,707 | 72,778 | 70 | 123 | 52 |
| Domestic stocks | 60,363 | 80,888 | 20,525 | 21,493 | 967 |
| Other securities | - | - | - | - | - |
| Foreign bonds | - | - | - | - | - |
| Foreign securities | - | - | - | - | - |
| Total | 133,070 | 153,666 | 20,595 | 21,616 | 1,020 |

| Category | As of September 30, 2006 | | | | |
|---|---|---|---|---|---|
| | Carrying value before mark-to-market | Current fair value | Net unrealized gains (losses) | | |
| | | | | Gains | Losses |
| Held-to-maturity securities | - | - | - | - | - |
| Policy reserve matching bonds | - | - | - | - | - |
| Available-for-sale securities | 63,599 | 93,571 | 29,972 | 30,860 | 887 |
| Domestic bonds | - | - | - | - | - |
| Domestic stocks | 63,599 | 93,571 | 29,972 | 30,860 | 887 |
| Other securities | - | - | - | - | - |
| Foreign bonds | - | - | - | - | - |
| Foreign securities | - | - | - | - | - |
| Total | 63,599 | 93,571 | 29,972 | 30,860 | 887 |

| Category | As of March 31, 2006 | | | | |
|---|---|---|---|---|---|
| | Carrying value before mark-to-market | Current fair value | Net unrealized gains (losses) | | |
| | | | | Gains | Losses |
| Held-to-maturity securities | - | - | - | - | - |
| Policy reserve matching bonds | - | - | - | - | - |
| Available-for-sale securities | 156,731 | 194,471 | 37,740 | 38,503 | 763 |
| Domestic bonds | 93,905 | 93,690 | (214) | 37 | 252 |
| Domestic stocks | 62,826 | 100,781 | 37,955 | 38,466 | 510 |
| Other securities | - | - | - | - | - |
| Foreign bonds | - | - | - | - | - |
| Foreign securities | - | - | - | - | - |
| Total | 156,731 | 194,471 | 37,740 | 38,503 | 763 |

*Note: Securities in jointly operated and designated monetary trusts are not included.*

**4) Fair value information on real estate**

(Millions of yen)

| Category | As of September 30, 2005 | | | | |
|---|---|---|---|---|---|
| | Carrying value | Current fair value | Net unrealized gains (losses) | | |
| | | | | Gains | Losses |
| Land | 82,291 | 72,298 | (9,992) | 22,444 | 32,436 |
| Leasehold | 913 | 525 | (387) | 233 | 620 |
| Total | 83,204 | 72,824 | (10,379) | 22,677 | 33,057 |

| Category | As of September 30, 2006 | | | | |
|---|---|---|---|---|---|
| | Carrying value | Current fair value | Net unrealized gains (losses) | | |
| | | | | Gains | Losses |
| Land | 80,207 | 77,888 | (2,319) | 27,291 | 29,610 |
| Leasehold | 913 | 518 | (394) | 217 | 611 |
| Total | 81,120 | 78,406 | (2,714) | 27,508 | 30,222 |

| Category | As of March 31, 2006 | | | | |
|---|---|---|---|---|---|
| | Carrying value | Current fair value | Net unrealized gains (losses) | | |
| | | | | Gains | Losses |
| Land | 81,141 | 76,562 | (4,579) | 25,764 | 30,343 |
| Leasehold | 913 | 518 | (394) | 217 | 611 |
| Total | 82,054 | 77,080 | (4,973) | 25,982 | 30,955 |

*Note: Fair values are basically calculated based on the appraisal price. Less important property is calculated based on the posted price.*

**5) Fair value information on derivative transactions**

**a) Gains (losses) on derivatives with and without hedge accounting**

**As of September 30, 2005** (Millions of yen)

| Category | Interest-related | Currency-related | Stock-related | Bond-related | Others | Total |
|---|---|---|---|---|---|---|
| Hedge accounting applied | (329) | (2,188) | - | - | - | (2,518) |
| Hedge accounting not applied | (94) | (3,237) | - | 435 | - | (2,898) |
| Total | (423) | (5,426) | - | 435 | - | (5,416) |

**As of September 30, 2006**

| Category | Interest-related | Currency-related | Stock-related | Bond-related | Others | Total |
|---|---|---|---|---|---|---|
| Hedge accounting applied | 1,087 | (1,834) | - | - | - | (746) |
| Hedge accounting not applied | (18) | (6,985) | 182 | (144) | - | (6,966) |
| Total | 1,068 | (8,819) | 182 | (144) | - | (7,713) |

**As of March 31, 2006**

| Category | Interest-related | Currency-related | Stock-related | Bond-related | Others | Total |
|---|---|---|---|---|---|---|
| Hedge accounting applied | 3,360 | (1,628) | - | - | - | 1,731 |
| Hedge accounting not applied | (50) | (398) | (2,041) | 274 | - | (2,216) |
| Total | 3,309 | (2,027) | (2,041) | 274 | - | (484) |

*Notes:*

*1. Gains (losses) on derivatives which are applied to fair value hedge method (currency-related transactions as of September 30, 2005: a loss of 2,188 million yen; as of September 30, 2006: a loss of 1,834 million yen; as of March 31, 2006: a loss of 1,628 million yen) and gains (losses) on derivatives which are not applied to hedge accounting are recorded in the income statements.*

*2. Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclose.*

**b) Interest-related transactions** (Millions of yen)

| Type | As of September 30, 2005 | | | | As of September 30, 2006 | | | |
|---|---|---|---|---|---|---|---|---|
| | Contracted value or notional principal amount | | Current market or fair value | Valuation gains (losses) | Contracted value or notional principal amount | | Current market or fair value | Valuation gains (losses) |
| | | Over 1 year | | | | Over 1 year | | |
| Over-the-counter transactions | | | | | | | | |
| Interest rate swaps: | | | | | | | | |
| Receipts fixed, payments floating | - | - | - | - | - | - | - | - |
| Receipts floating, payments fixed | 142,382 | 139,782 | (423) | (423) | 139,782 | 138,382 | 1,068 | 1,068 |
| Receipts floating, payments floating | - | - | - | - | - | - | - | - |
| Others: | | | | | | | | |
| Sold | - | - | - | - | - | - | - | - |
| Bought | - | - | - | - | - | - | - | - |
| Total | | | | (423) | | | | 1,068 |

| Type | As of March 31, 2006 | | | |
|---|---|---|---|---|
| | Contracted value or notional principal amount | | Current market or fair value | Valuation gains (losses) |
| | | Over 1 year | | |
| Over-the-counter transactions | | | | |
| Interest rate swaps: | | | | |
| Receipts fixed, payments floating | - | - | - | - |
| Receipts floating, payments fixed | 142,382 | 139,782 | 3,309 | 3,309 |
| Receipts floating, payments floating | - | - | - | - |
| Others: | | | | |
| Sold | - | - | - | - |
| Bought | - | - | - | - |
| Total | | | | 3,309 |

*Interest rate swaps by contractual maturity dates

(Millions of yen, %)

| Category | As of September 30, 2005 | | | | As of September 30, 2006 | | | |
|---|---|---|---|---|---|---|---|---|
| | Total | 1 year or shorter | 1 year to 3 years | Over 3 years | Total | 1 year or shorter | 1 year to 3 years | Over 3 years |
| Receipts fixed, payments floating: | | | | | | | | |
| Notional amount | - | - | - | - | - | - | - | - |
| Average rate (receipt) (%) | - | - | - | - | - | - | - | - |
| Average rate (payment) (%) | - | - | - | - | - | - | - | - |
| Receipts floating, payments fixed: | | | | | | | | |
| Notional amount | 142,382 | 2,600 | 1,400 | 138,382 | 139,782 | 1,400 | - | 138,382 |
| Average rate (receipt) (%) | 0.07 | 0.07 | 0.07 | 0.07 | 0.48 | 0.48 | - | 0.48 |
| Average rate (payment) (%) | 0.92 | 1.97 | 1.97 | 0.89 | 0.90 | 1.97 | - | 0.89 |

| Category | As of March 31, 2006 | | | |
|---|---|---|---|---|
| | Total | 1 year or shorter | 1 year to 3 years | Over 3 years |
| Receipts fixed, payments floating: | | | | |
| Notional amount | - | - | - | - |
| Average rate (receipt) (%) | - | - | - | - |
| Average rate (payment) (%) | - | - | - | - |
| Receipts floating, payments fixed: | | | | |
| Notional amount | 142,382 | 2,600 | 1,400 | 138,382 |
| Average rate (receipt) (%) | 0.09 | 0.16 | 0.16 | 0.09 |
| Average rate (payment) (%) | 0.92 | 1.97 | 1.97 | 0.89 |

c) Currency-related transactions

(Millions of yen)

| Category | As of September 30, 2005 | | | | As of September 30, 2006 | | | |
|---|---|---|---|---|---|---|---|---|
| | Contracted value or notional principal amount | | Current market or fair value | Valuation gains (losses) | Contracted value or notional principal amount | | Current market or fair value | Valuation gains (losses) |
| | | Over 1 year | | | | Over 1 year | | |
| Over-the-counter transactions | | | | | | | | |
| Foreign exchange contracts: | | | | | | | | |
| Sold: | 214,028 | - | 219,454 | (5,426) | 426,772 | - | 435,593 | (8,820) |
| U.S. dollar | 130,737 | - | 134,056 | (3,319) | 334,722 | - | 341,935 | (7,212) |
| Euro | 75,078 | - | 76,819 | (1,741) | 77,256 | - | 78,580 | (1,324) |
| British pound | 3,849 | - | 3,877 | (28) | 12,139 | - | 12,331 | (192) |
| Canadian dollar | 4,363 | - | 4,700 | (337) | 2,654 | - | 2,745 | (91) |
| Bought: | 616 | - | 617 | 0 | 83 | - | 83 | 0 |
| U.S. dollar | 203 | - | 203 | 0 | 46 | - | 46 | 0 |
| Euro | 413 | - | 413 | (0) | 37 | - | 37 | 0 |
| British pound | - | - | - | - | - | - | - | - |
| Canadian dollar | - | - | - | - | - | - | - | - |
| Total | | | | (5,426) | | | | (8,819) |

| Category | As of March 31, 2006 | | | |
|---|---|---|---|---|
| | Contracted value or notional principal amount | | Current market or fair value | Valuation gains (losses) |
| | | Over 1 year | | |
| Over-the-counter transactions | | | | |
| Foreign exchange contracts: | | | | |
| Sold: | 261,814 | - | 263,841 | (2,026) |
| U.S. dollar | 178,450 | - | 178,877 | (426) |
| Euro | 71,705 | - | 73,176 | (1,471) |
| British pound | 9,766 | - | 9,845 | (78) |
| Canadian dollar | 1,891 | - | 1,941 | (50) |
| Bought: | 156 | - | 156 | (0) |
| U.S. dollar | 156 | - | 156 | (0) |
| Euro | - | - | - | - |
| British pound | - | - | - | - |
| Canadian dollar | - | - | - | - |
| Total | | | | (2,027) |

*Notes:*

*1. Forward exchange rates are used as the year -term end exchange rates.*

*2. Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclose.*

**d) Stock-related transactions**

(Millions of yen)

| Category | As of September 30, 2005 Contracted value or notional principal amount | Over 1 year | Current market or fair value | Valuation gains (losses) | As of September 30, 2006 Contracted value or notional principal amount | Over 1 year | Current market or fair value | Valuation gains (losses) |
|---|---|---|---|---|---|---|---|---|
| Exchange-traded transactions | | | | | | | | |
| Stock index futures: | | | | | | | | |
| Sold | - | - | - | - | - | - | - | - |
| Bought | - | - | - | - | 5,001 | - | 5,184 | 182 |
| Stock options: | | | | | | | | |
| Sold | | | | | | | | |
| Call | - | - | - | - | - | - | - | - |
| Put | - | - | - | - | - | - | - | - |
| Bought | | | | | | | | |
| Call | - | - | - | - | - | - | - | - |
| Put | - | - | - | - | - | - | - | - |
| Total | | | | - | | | | 182 |

| Category | As of March 31, 2006 Contracted value or notional principal amount | Over 1 year | Current market or fair value | Valuation gains (losses) |
|---|---|---|---|---|
| Exchange-traded transactions | | | | |
| Stock index futures: | | | | |
| Sold | 26,375 | - | 28,417 | (2,041) |
| Bought | - | - | - | - |
| Stock options: | | | | |
| Sold | | | | |
| Call | - | - | - | - |
| Put | - | - | - | - |
| Bought | | | | |
| Call | - | - | - | - |
| Put | - | - | - | - |
| Total | | | | (2,041) |

**e) Bond-related transactions**

(Millions of yen)

| Category | As of September 30, 2005 | | | | As of Septemeber 30, 2006 | | | |
|---|---|---|---|---|---|---|---|---|
| | Contracted value or notional principal amount | | Current market or fair value | Valuation gains (losses) | Contracted value or notional principal amount | | Current market or fair value | Valuation gains (losses) |
| | | Over 1 year | | | | Over 1 year | | |
| Exchange-traded transactions | | | | | | | | |
| Bond futures contracts: | | | | | | | | |
| Sold | 30,993 | - | 30,558 | 435 | 24,793 | - | 24,938 | (144) |
| Bought | - | - | - | - | - | - | - | - |
| Bond futures options: | | | | | | | | |
| Sold | | | | | | | | |
| Call | - | - | - | - | - | - | - | - |
| Put | - | - | - | - | - | - | - | - |
| Bought | | | | | | | | |
| Call | - | - | - | - | - | - | - | - |
| Put | - | - | - | - | - | - | - | - |
| Total | | | | 435 | | | | (144) |

| Category | As of March 31, 2006 | | | |
|---|---|---|---|---|
| | Contracted value or notional principal amount | | Current market or fair value | Valuation gains (losses) |
| | | Over 1 year | | |
| Exchange-traded transactions | | | | |
| Bond futures contracts: | | | | |
| Sold | 27,233 | - | 26,958 | 274 |
| Bought | - | - | - | - |
| Bond futures options: | | | | |
| Sold | | | | |
| Call | - | - | - | - |
| Put | - | - | - | - |
| Bought | | | | |
| Call | - | - | - | - |
| Put | - | - | - | - |
| Total | | | | 274 |

**f) Others**

The Company held no other derivative instruments as of September 30, 2005, 2006, and March 31, 2006

## 3. Status of Separate Account Assets (Non-Consolidated)

### (1) Balance of Separate Account Assets

(Millions of yen)

| Category | As of September 30, 2005 | As of September 30, 2006 | As of March 31, 2006 |
|---|---|---|---|
| Individual variable insurance | 26,530 | 26,785 | 27,697 |
| Individual variable annuities | 16,228 | 17,605 | 17,773 |
| Non-participating individual variable annuities | - | 1,840 | - |
| Group annuities | 104,952 | 106,057 | 106,440 |
| Total | 147,711 | 152,288 | 151,911 |

### (2) Status of Individual Variable Insurance (Separate accounts)

**a. Total number of policies and total policy amount in force**

(Number, Millions of yen)

| Category | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Number | Amount | Number | Amount | Number | Amount |
| Variable insurance (term life) | 359 | 1,286 | 333 | 1,250 | 353 | 1,291 |
| Variable insurance (whole life) | 9,256 | 73,111 | 8,433 | 65,280 | 8,559 | 66,268 |
| Total | 9,615 | 74,398 | 8,766 | 66,530 | 8,912 | 67,559 |

**b. Asset composition**

(Millions of yen, %)

| Category | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| Cash and deposits, call loans | 0 | 0.0 | 0 | 0.0 | 800 | 2.9 |
| Securities | 24,044 | 90.6 | 24,534 | 91.6 | 26,259 | 94.8 |
| Domestic bonds | 7,104 | 26.8 | 6,470 | 24.2 | 6,499 | 23.5 |
| Domestic stocks | 11,171 | 42.1 | 10,647 | 39.7 | 12,027 | 43.4 |
| Foreign securities | 5,767 | 21.7 | 7,416 | 27.7 | 7,732 | 27.9 |
| Foreign bonds | 2,209 | 8.3 | 2,648 | 9.9 | 3,135 | 11.3 |
| Foreign stocks and other securities | 3,558 | 13.4 | 4,768 | 17.8 | 4,597 | 16.6 |
| Other securities | - | - | - | - | - | - |
| Loans | - | - | - | - | - | - |
| Other assets | 2,485 | 9.4 | 2,250 | 8.4 | 637 | 2.3 |
| Reserve for possible loan losses | - | - | - | - | - | - |
| Total assets | 26,530 | 100.0 | 26,785 | 100.0 | 27,697 | 100.0 |

**c. Net investment income**

(Millions of yen)

| Category | Six Months Ended September 30, 2005 | Six Months Ended September 30, 2006 | Year Ended March 31, 2006 |
|---|---|---|---|
| Interests, dividends and income from real estate for rent | 197 | 253 | 402 |
| Gains on sales of securities | 734 | 1,059 | 1,857 |
| Gains on redemption of securities | - | - | - |
| Valuation gains on securities | 2,223 | - | 4,782 |
| Foreign exchange gains, net | - | - | - |
| Gains from derivatives, net | - | - | - |
| Other investment income | 0 | 1 | 2 |
| Losses on sale of securities | 497 | 258 | 841 |
| Amortization of securities | - | - | - |
| Devaluation losses on securities | - | 1,402 | - |
| Foreign exchange losses, net | 3 | 1 | 2 |
| Losses from derivatives, net | - | - | - |
| Other investment expenses | 0 | 0 | 0 |
| Net investment income | 2,654 | (348) | 6,200 |

*Note: Above net investment income are stated on the statements of operations as an item of the gains (losses) from separate accounts.*

**d. Fair value information on securities**

Valuation gains (losses) on trading securities (Millions of yen)

| Category | As of September 30, 2005 | | As of September 30, 2006 | |
|---|---|---|---|---|
| | Current fair value and carrying value | Valuation gains (losses) | Current fair value and carrying value | Valuation gains (losses) |
| Trading securities | 24,044 | 2,223 | 24,534 | (1,402) |
| Domestic bonds | 7,104 | (68) | 6,470 | 66 |
| Domestic stocks | 11,171 | 2,019 | 10,647 | (1,544) |
| Foreign bonds | 2,209 | (11) | 2,648 | 47 |
| Foreign stocks | 3,558 | 284 | 4,768 | 28 |
| Other securities | - | - | - | - |
| Monetary trusts | - | - | - | - |

| Category | As of March 31, 2006 | |
|---|---|---|
| | Current fair value and carrying value | Valuation gains (losses) |
| Trading securities | 26,259 | 4,782 |
| Domestic bonds | 6,499 | (151) |
| Domestic stocks | 12,027 | 4,147 |
| Foreign bonds | 3,135 | (35) |
| Foreign stocks | 4,597 | 820 |
| Other securities | - | - |
| Monetary trusts | - | - |

**e. Fair value information on derivative transactions**

(a) Interest-related transactions

The Company held no interest-related derivative instruments as of September 30, 2005 and 2006 as well as March 31, 2006

(b) Currency-related transactions

The Company held no currency-related derivative instruments as of September 30, 2005 and 2006 as well as March 31, 2006.

(c) Stock-related transactions

The Company held no stock-related derivative instruments as of September 30, 2005 and 2006 as well as March 31, 2006.

(d) Bond-related transactions

The Company held no bond-related derivative instruments as of September 30, 2005 and 2006 as well as March 31, 2006.

(e) Others

The Company held no other derivative instruments as of September 30, 2005 and 2006 as well as March 31, 2006.

## (3) Status of Individual Variable Annuities (Separate accounts)

**a. Total number of policies and total policy amount in force** (Number, Millions of yen)

| Category | As of September 30, 2005 | | As of September 30, 2006 | |
|---|---|---|---|---|
| | Number | Amount | Number | Amount |
| Variable annuities (variable investment type) | 198 | 880 | 187 | 852 |
| Variable annuities (guaranteed minimum living benefit type) | 174 | 538 | 167 | 532 |
| Total | 372 | 1,418 | 354 | 1,384 |

| Category | As of March 31, 2006 | |
|---|---|---|
| | Number | Amount |
| Variable annuities (variable investment type) | 193 | 869 |
| Variable annuities (guaranteed minimum living benefit type) | 171 | 536 |
| Total | 364 | 1,405 |

**b. Asset composition**

(Millions of yen, %)

| Category | As of September 30, 2005 | | | | | |
|---|---|---|---|---|---|---|
| | Variable investment type | | | | GMLB type | |
| | Emphasis on stable return | | Emphasis on high return | | | |
| | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| Cash and deposits, call loans | 0 | 0.0 | 0 | 0.0 | 1 | 0.0 |
| Securities | 4,657 | 88.6 | 4,867 | 93.3 | 5,383 | 93.6 |
| Domestic bonds | 3,387 | 64.4 | 1,064 | 20.4 | 2,860 | 49.7 |
| Domestic stocks | 750 | 14.3 | 2,667 | 51.2 | 1,794 | 31.2 |
| Foreign securities | 519 | 9.9 | 1,135 | 21.8 | 728 | 12.7 |
| Foreign bonds | 202 | 3.9 | 335 | 6.4 | 385 | 6.7 |
| Foreign stocks and other securities | 317 | 6.0 | 799 | 15.3 | 342 | 5.9 |
| Other securities | - | - | - | - | - | - |
| Loans | - | - | - | - | - | - |
| Other assets | 600 | 11.4 | 347 | 6.7 | 369 | 6.4 |
| Reserve for possible loan losses | - | - | - | - | - | - |
| Total assets | 5,259 | 100.0 | 5,215 | 100.0 | 5,754 | 100.0 |

| Category | As of September 30, 2006 | | | | | |
|---|---|---|---|---|---|---|
| | Variable investment type | | | | GMLB type | |
| | Emphasis on stable return | | Emphasis on high return | | | |
| | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| Cash and deposits, call loans | 0 | 0.0 | 0 | 0.0 | 0 | 0.0 |
| Securities | 4,912 | 89.5 | 5,592 | 94.5 | 5,845 | 94.3 |
| Domestic bonds | 3,522 | 64.2 | 1,142 | 19.3 | 3,059 | 49.4 |
| Domestic stocks | 704 | 12.8 | 2,768 | 46.8 | 1,713 | 27.7 |
| Foreign securities | 686 | 12.5 | 1,681 | 28.4 | 1,071 | 17.3 |
| Foreign bonds | 264 | 4.8 | 562 | 9.5 | 618 | 10.0 |
| Foreign stocks and other securities | 421 | 7.7 | 1,119 | 18.9 | 452 | 7.3 |
| Other securities | - | - | - | - | - | - |
| Loans | - | - | - | - | - | - |
| Other assets | 573 | 10.5 | 327 | 5.5 | 351 | 5.7 |
| Reserve for possible loan losses | - | - | - | - | - | - |
| Total assets | 5,487 | 100.0 | 5,920 | 100.0 | 6,197 | 100.0 |

| Category | As of March 31, 2006 | | | | | |
|---|---|---|---|---|---|---|
| | Variable investment type | | | | GMLB type | |
| | Emphasis on stable return | | Emphasis on high return | | | |
| | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| Cash and deposits, call loans | 536 | 9.8 | 245 | 4.1 | 216 | 3.5 |
| Securities | 4,913 | 89.8 | 5,773 | 95.5 | 6,008 | 96.1 |
| Domestic bonds | 3,397 | 62.1 | 1,007 | 16.7 | 2,890 | 46.2 |
| Domestic stocks | 849 | 15.5 | 3,082 | 51.0 | 2,023 | 32.4 |
| Foreign securities | 667 | 12.2 | 1,682 | 27.8 | 1,094 | 17.5 |
| Foreign bonds | 258 | 4.7 | 542 | 9.0 | 593 | 9.5 |
| Foreign stocks and other securities | 408 | 7.5 | 1,140 | 18.9 | 501 | 8.0 |
| Other securities | - | - | - | - | - | - |
| Loans | - | - | - | - | - | - |
| Other assets | 20 | 0.4 | 29 | 0.5 | 29 | 0.5 |
| Reserve for possible loan losses | - | - | - | - | - | - |
| Total assets | 5,470 | 100.0 | 6,047 | 100.0 | 6,254 | 100.0 |

**c. Net investment income**

(Millions of yen)

| Category | Six Months Ended September 30, 2005 | | | Six Months Ended September 30, 2006 | | |
|---|---|---|---|---|---|---|
| | Variable investment type | | GMLB type | Variable investment type | | GMLB type |
| | Emphasis on stable return | Emphasis on high return | | Emphasis on stable return | Emphasis on high return | |
| Interests, dividends and income from real estate for rent | 39 | 38 | 44 | 45 | 53 | 53 |
| Gains on sales of securities | 68 | 108 | 98 | 96 | 258 | 213 |
| Gains on redemption of securities | - | - | - | - | - | - |
| Valuation gains on securities | 108 | 520 | 298 | - | - | - |
| Foreign exchange gains, net | - | - | - | - | - | - |
| Gains from derivatives, net | - | - | - | - | - | - |
| Other investment income | 0 | 0 | 0 | 0 | 0 | 0 |
| Losses on sale of securities | 32 | 55 | 42 | 28 | 53 | 41 |
| Amortization of securities | - | - | - | - | - | - |
| Devaluation losses on securities | - | - | - | 91 | 379 | 264 |
| Foreign exchange losses, net | 0 | 0 | 0 | 0 | 0 | 0 |
| Losses from derivatives, net | - | - | - | - | - | - |
| Other investment expenses | 0 | 0 | 0 | 0 | 0 | 0 |
| Net investment income (loss) | 184 | 610 | 397 | 22 | (121) | (39) |

| Category | Year Ended March 31, 2006 | | |
|---|---|---|---|
| | Variable investment type | | GMLB type |
| | Emphasis on stable return | Emphasis on high return | |
| Interests, dividends and income from real estate for rent | 81 | 84 | 94 |
| Gains on sales of securities | 148 | 301 | 244 |
| Gains on redemption of securities | - | - | - |
| Valuation gains on securities | 243 | 1,172 | 665 |
| Foreign exchange gains, net | - | - | - |
| Gains from derivatives, net | - | - | - |
| Other investment income | 0 | 0 | 0 |
| Losses on sale of securities | 66 | 106 | 84 |
| Amortization of securities | - | - | - |
| Devaluation losses on securities | - | - | - |
| Foreign exchange losses, net | 0 | 0 | 0 |
| Losses from derivatives, net | - | - | - |
| Other investment expenses | 0 | 0 | 0 |
| Net investment income (loss) | 407 | 1,451 | 918 |

*Note: Above net investment income (loss) are stated on the statements of operations as an item of the gains (losses) from separate accounts.*

**d. Fair value information on securities**

Valuation gains (losses) on trading securities

***Individual variable annuities (Variable investment type / Emphasis on stable return)***

(Millions of yen)

| Category | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Current fair value and carrying value | Valuation gains(losses) | Current fair value and carrying value | Valuation gains(losses) | Current fair value and carrying value | Valuation gains(losses) |
| Trading securities | 4,657 | 108 | 4,912 | (91) | 4,913 | 243 |
| Domestic bonds | 3,387 | (38) | 3,522 | 28 | 3,397 | (79) |
| Domestic stocks | 750 | 124 | 704 | (128) | 849 | 259 |
| Foreign bonds | 202 | (0) | 264 | 6 | 258 | (1) |
| Foreign stocks, etc. | 317 | 22 | 421 | 2 | 408 | 65 |
| Other securities | - | - | - | - | - | - |
| Monetary trusts | - | - | - | - | - | - |

***Individual variable annuities (Variable investment type / Emphasis on high return)***

(Millions of yen)

| Category | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Current fair value and carrying value | Valuation gains(losses) | Current fair value and carrying value | Valuation gains(losses) | Current fair value and carrying value | Valuation gains(losses) |
| Trading securities | 4,867 | 520 | 5,592 | (379) | 5,773 | 1,172 |
| Domestic bonds | 1,064 | (12) | 1,142 | 9 | 1,007 | (20) |
| Domestic stocks | 2,667 | 474 | 2,768 | (399) | 3,082 | 1,012 |
| Foreign bonds | 335 | (5) | 562 | 14 | 542 | (7) |
| Foreign stocks, etc. | 799 | 63 | 1,119 | (4) | 1,140 | 186 |
| Other securities | - | - | - | - | - | - |
| Monetary trusts | - | - | - | - | - | - |

***Individual variable annuities (GMLB type)***

(Millions of yen)

| Category | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Current fair value and carrying value | Valuation gains(losses) | Current fair value and carrying value | Valuation gains(losses) | Current fair value and carrying value | Valuation gains(losses) |
| Trading securities | 5,383 | 298 | 5,845 | (264) | 6,008 | 665 |
| Domestic bonds | 2,860 | (31) | 3,059 | 25 | 2,890 | (68) |
| Domestic stocks | 1,794 | 311 | 1,713 | (296) | 2,023 | 655 |
| Foreign bonds | 385 | (4) | 618 | 14 | 593 | (5) |
| Foreign stocks, etc. | 342 | 22 | 452 | (8) | 501 | 83 |
| Other securities | - | - | - | - | - | - |
| Monetary trusts | - | - | - | - | - | - |

**e. Fair value information on derivative transactions**

(a) Interest-related transactions

The Company held no interest-related derivative instruments as of September 30, 2005 and 2006 as well as March 31, 2006.

(b) Currency-related transactions

The Company held no currency-related derivative instruments as of September 30, 2005 and 2006 as well as March 31, 2006.

(c) Stock-related transactions

The Company held no stock-related derivative instruments as of September 30, 2005 and 2006 as well as March 31, 2006.

(d) Bond-related transactions

The Company held no bond-related derivative instruments as of September 30, 2005 and 2006 as well as March 31, 2006.

(e) Others

The Company held no other derivative instruments as of September 30, 2005 and 2006 as well as March 31, 2006.

## (4) Status of Non-participating Individual Variable Annuities (Separate accounts)

*Note: Regarding non-participating individual variable annuities, there were no figures as of September 30, 2005 and March 31, 2006.*

**a. Total number of policies and total policy amount in force**

(Number, Millions of yen)

| Category | As of September 30, 2006 | |
|---|---|---|
| | Number | Amount |
| Non-participating individual variable annuities (GMLB type) | 122 | 877 |

**b. Asset composition**

(Millions of yen, %)

| Category | As of September 30, 2006 | |
|---|---|---|
| | Number | Percentage |
| Cash and deposits, call loans | 286 | 15.6 |
| Securities | 1,554 | 84.4 |
| Domestic bonds | - | - |
| Domestic stocks | - | - |
| Foreign securities | - | - |
| Foreign bonds | - | - |
| Foreign stocks and other securities | - | - |
| Other securities | 1,554 | 84.4 |
| Loans | - | - |
| Other assets | - | - |
| Reserve for possible loan losses | - | - |
| Total assets | 1,840 | 100.0 |

**c. Net investment income**

(Millions of yen)

| Category | As of September 30, 2006 |
|---|---|
| Interests, dividends and income from real estate for rent | - |
| Gains on sales of securities | - |
| Gains on redemption of securities | - |
| Valuation gains on securities | 4 |
| Foreign exchange gains, net | - |
| Gains from derivatives, net | - |
| Other investment income | - |
| Losses on sale of securities | - |
| Amortization of securities | - |
| Devaluation losses on securities | - |
| Foreign exchange losses, net | - |
| Losses from derivatives, net | - |
| Other investment expenses | - |
| Net investment income | 4 |

*Note: Above net investment income are stated on the statements of operations as an item of the gains (losses) from separate accounts.*

**d. Fair value information on securities**

Valuation gains (losses) on trading securities (Millions of yen)

| Category | As of September 30, 2006 | |
|---|---|---|
| | Current fair value and carrying value | Valuation gains (losses) |
| Trading securities | 1,554 | 4 |
| Domestic bonds | - | - |
| Domestic stocks | - | - |
| Foreign bonds | - | - |
| Foreign stocks | - | - |
| Other Securities | 1,554 | 4 |
| Monetary trusts | - | - |

**e. Fair value information on derivative transactions**

(a) Interest-related transactions

The Company held no interest-related derivative instruments as of September 30, 2006.

(b) Currency-related transactions

The Company held no currency-related derivative instruments as of September 30, 2006.

(c) Stock-related transactions

The Company held no stock-related derivative instruments as of September 30, 2006.

(d) Bond-related transactions

The Company held no bond-related derivative instruments as of September 30, 2006.

(e) Others

The Company held no other derivative instruments as of September 30, 2006.

## 4. Reconciliation to Core Profit and Ordinary Profit

**a. Reconciliation to core profit**

(Millions of yen)

| | Six Months Ended September 30, 2005 | Six Months Ended September 30, 2006 | Year Ended March 31, 2006 |
|---|---|---|---|
| Core Revenues | 542,663 | 510,491 | 1,021,367 |
| Income from insurance premiums | 435,365 | 432,069 | 871,153 |
| Insurance premiums | 434,681 | 431,479 | 870,134 |
| Ceded reinsurance recoveries | 684 | 589 | 1,018 |
| Investment income | 67,023 | 64,393 | 138,403 |
| Interest, dividends and income from real estate for rent | 52,369 | 63,054 | 106,987 |
| Gains on redemption of securities | 467 | - | 467 |
| Other investment income | 1,309 | 1,339 | 2,595 |
| Gains on separate accounts, net | 12,877 | - | 28,352 |
| Other ordinary income | 40,274 | 13,502 | 11,810 |
| Income related to withheld insurance claims and other payments for future annuity payments | 199 | 71 | 297 |
| Income due to withheld insurance payments | 1,376 | 1,216 | 3,177 |
| Reversal of reserve for outstanding claims | 5,329 | - | 3,900 |
| Reversal of policy reserve | 32,703 | 11,583 | 3,374 |
| Reversal of reserve for employees' retirement benefits | - | - | - |
| Other ordinary income | 665 | 631 | 1,060 |
| Other core revenues | - | 525 | - |
| Core Expenses | 498,978 | 450,736 | 925,261 |
| Insurance claims and other payments | 432,693 | 381,226 | 791,872 |
| Insurance claims | 170,879 | 142,561 | 308,591 |
| Annuity payments | 13,227 | 13,367 | 27,259 |
| Insurance benefits | 92,680 | 88,784 | 175,698 |
| Surrender payments | 98,811 | 115,193 | 203,007 |
| Other payments | 56,583 | 20,820 | 76,220 |
| Reinsurance payments | 510 | 498 | 1,093 |
| Provision for policy and other reserves | 460 | 896 | 906 |
| Investment expenses | 4,370 | 5,840 | 8,950 |
| Interest expense | 11 | 52 | 25 |
| Amortization of securities | - | - | - |
| Provision for reserve for possible loan losses | - | - | - |
| Depreciation of real estate for rent | 1,364 | 1,222 | 2,698 |
| Other investment expenses | 2,994 | 4,008 | 6,227 |
| Losses on separate accounts, net | - | 557 | - |
| Operating expenses | 55,077 | 55,995 | 109,262 |
| Other ordinary expenses | 6,376 | 6,741 | 14,268 |
| Payments related to withheld insurance claims | 794 | 1,067 | 1,914 |
| Taxes | 3,298 | 3,327 | 6,572 |
| Depreciation | 2,015 | 2,042 | 4,075 |
| Provision for reserve for employees' retirement benefits | 97 | 96 | 1,379 |
| Other ordinary expenses | 170 | 207 | 326 |
| Other core expenses | - | 35 | - |
| Core Profit | 43,684 | 59,755 | 96,105 |

**b. Reconciliation to Non-consolidated Ordinary Profit**

(Millions of yen)

| Category | Six Months Ended September 30, 2005 | Six Months Ended September 30, 2006 | Fiscal Year Ended March 31, 2006 |
|---|---|---|---|
| Core profit (A) | 43,684 | 59,755 | 96,105 |
| Capital gains | 16,341 | 14,374 | 42,270 |
| Gains from monetary trusts, net | 923 | 1,361 | 3,664 |
| Gains on investments in trading securities, net | 9,561 | 3,147 | 22,157 |
| Gains on sales of securities | 5,856 | 10,391 | 16,449 |
| Gains from derivatives, net | - | - | - |
| Foreign exchange gains, net | - | - | - |
| Others | - | (525) | - |
| Capital losses | 14,200 | 19,618 | 37,745 |
| Losses from monetary trusts, net | - | - | - |
| Losses on investments in trading securities, net | - | - | - |
| Losses on sales of securities | 943 | 5,637 | 1,045 |
| Devaluation losses on securities | 512 | 1,167 | 547 |
| Losses from derivatives, net | 10,420 | 9,913 | 31,227 |
| Foreign exchange losses, net | 2,323 | 2,936 | 4,924 |
| Others | - | (35) | - |
| Total capital gains/losses (B) | 2,140 | (5,244) | 4,525 |
| Core profit reflecting capital gains / losses (A+B) | 45,825 | 54,511 | 100,630 |
| Other one-time gains | (580) | (460) | (1,185) |
| Ceding reinsurance recoveries | - | - | - |
| Reversal of contingency reserve | (580) | (460) | (1,185) |
| Others | - | - | - |
| Other one-time losses | - | - | - |
| Reinsurance premiums | - | - | - |
| Provision for contingency reserve | - | - | - |
| Provision for specific reserve for possible loan losses | - | - | - |
| Provision for specific reserves for loans to refinancing countries | - | - | - |
| Write-off of loans | - | - | - |
| Others | - | - | - |
| Other one-time gains/losses (C) | (580) | (460) | (1,185) |
| Ordinary profit (A+B+C) | 45,244 | 54,051 | 99,445 |

*Note: Core profit for the six months ended September 30, 2006 includes 525 million yen of income gains from monetary trusts as other core revenues instead of capital gains, and 35 million yen of income losses from derivatives as other core expenses, instead of capital losses..*

## 5. Disclosed Claims Based on Insurance Business Law Standard

(Millions of yen, %)

| Category | As of September 30, 2005 | As of September 30, 2006 | As of March 31, 2006 |
|---|---|---|---|
| Claims against bankrupt and quasi-bankrupt obligors | 129 | 140 | 121 |
| Claims with collection risk | 2,116 | 1,660 | 1,999 |
| Claims for special attention | 368 | 396 | 422 |
| Subtotal | 2,614 | 2,197 | 2,543 |
| [% of Total] | [ 0.24] | [ 0.23] | [ 0.25] |
| Claims against normal obligors | 1,072,324 | 962,228 | 1,009,163 |
| Total | 1,074,938 | 964,426 | 1,011,707 |

*Notes:*

*1. Claims against bankrupt and quasi-bankrupt obligors are loans to borrowers who are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings and other borrowers in serious financial difficulties.*

*2. Claims with collection risk are loans to obligors (other than bankrupt and quasi-bankrupt obligors) with deteriorated financial condition and results of operations from which it is unlikely that the principal and interest on the loans will be recovered.*

*3. Claims for special attention are loans on which principal and/or interest are past due for three months or more and loans with a concessionary interest rate, as well as loans with renegotiated conditions in favor of the borrower, including renegotiated schedule and/or waivers, in each case, other than the loans described in notes 1 or 2 above.*

*4. Claims against normal obligors are all other loans.*

## 6. Risk Monitored Loans (Based on Insurance Business Law Guidelines)

(Millions of yen, %)

| Category | As of September 30, 2005 | As of September 30, 2006 | As of March 31, 2006 |
|---|---|---|---|
| Loans to bankrupt companies | 105 | 118 | 93 |
| Past due loans | 2,140 | 1,681 | 2,025 |
| Loans over due for three months or more | - | - | - |
| Restructured loans | 368 | 395 | 422 |
| Total: a | 2,614 | 2,195 | 2,541 |
| [% of total loans] | [ 0.25] | [ 0.23] | [ 0.26] |
| Specific reserve for possible loan losses: b | 1,380 | 1,193 | 1,499 |
| General reserve for possible loan losses: c | 199 | 168 | 188 |
| Amount covered by collateral and guarantees: d | 942 | 887 | 890 |
| Subtotal =a-b-c-d | 91 | (52) | (36) |
| Coverage ratio A = (b+c) / a (%) | 60.4 | 62.0 | 66.4 |
| Coverage ratio B = (b+c+d) / a (%) | 96.5 | 102.4 | 101.4 |

*Notes:*

*1. Certain past due loans and loans to bankrupt companies were written off and charged to the reserve for possible loan losses. Write-offs relating to bankrupt companies as of September 30, 2005, September 30, 2006, and March 31, 2006 amounted to 125 million yen, 5 million yen, and 6 million yen respectively. Past due loans also decreased due to write-offs in the amounts of 440 million yen, 421 million yen, and 431 million yen as of September 30, 2005, September 30, 2006 and March 31, 2006, respectively.*

*2. Loans to bankrupt companies are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to a significant delay in payment of principal or interest or for some other reason.*

*3. Past due loans are loans (other than the loans described in note 2 above and the loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting the borrower) on which the Company has stopped accruing interest based on self-assessment.*

*4. Loans over due for three months or more are loans, other than the loans described in notes 2 or 3 above, on which principal and/or interest are in arrears for three months or more.*

*5. Restructured loans are loans, other than the loans described in notes 2, 3 or 4 above, for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting the borrower.*

## (Reference) Reserve for Possible Loan Losses

### (1) Reserve for Possible Loan Losses

(Millions of yen)

| Category | As of September 30, 2005 | As of September 30, 2006 | As of March 31, 2006 |
|---|---|---|---|
| General reserve for possible loan losses | 199 | 168 | 188 |
| Specific reserve for possible loan losses | 1,380 | 1,193 | 1,499 |
| Specific reserve for loans to refinancing countries | - | - | - |
| Total | 1,580 | 1,361 | 1,687 |

### (2) Specific Reserve for Possible Loan Losses

(Millions of yen)

| Category | Six Months Ended September 30, 2005 | Six Months Ended September 30, 2006 | Year Ended March 31, 2006 |
|---|---|---|---|
| Transfer | 1,380 | 1,193 | 1,499 |
| Reversal | 1,515 | 1,499 | 1,509 |
| Net transfer | (134) | (305) | (10) |

*Note: The amount of reversal indicated above does not include the amount of reversal made for any specific purpose.*

### (3) Specific Reserve for Loans to Refinancing Countries

**a. Specific reserve for loans to refinancing countries**

The Company held no specific reserve for loans to refinancing countries as of September 30, 2005, September 30, 2006 and March 31, 2006.

**b. Loan outstanding by country**

The Company held no loan outstanding by country as of September 30, 2005, September 30, 2006 and March 31, 2006.

### (4) Write-off of Loans

(Millions of yen)

| Category | Six Months Ended September 30, 2005 | Six Months Ended September 30, 2006 | Year Ended March 31, 2006 |
|---|---|---|---|
| Write-off of loans | - | - | - |

*Note: The amounts of loan write-offs are those representing the portions of the relevant collateralized or guaranteed credits to Bankrupt Debtors and Effectively Bankrupt Debtors that remain unrecoverable, after deduction of the amounts equivalent to those deemed recoverable by way of valuation of collateral or execution of guarantee, and are reduced directly from the relevant aggregate credits.*

## (Reference) Self-Assessment of Loans

Self-assessment of assets means individually reviewing each asset, and categorizing it according to risks in collection or deterioration of the value as an asset, which should provide the basis for adequate write-offs or reservation, and creation of reliable financial statements.

According to their risks in collection or deterioration of the value as an asset, assets are categorized into four classes from Class I - IV. Class I is composed of assets with no problem.

Daido Life has established the internal criteria for self-assessment, and write-offs and reservation, and is carrying out strict self-assessment, and write-offs and reserve.

In the results of self-assessment of loans as of September 30, 2006, the Company deducted all assets categorized Class IV as uncollectible, and calculated the expected losses on each asset in Class III, and added the adequate reserve. Thus, the Company is making efforts to keep soundness of its assets.

**Self-Assessment of Loans** (Millions of yen)

| Classifications | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Before write-offs / reservation | After write-offs / reservation | Before write-offs / reservation | After write-offs / reservation | Before write-offs / reservation | After write-offs / reservation |
| Class I | 1,068,054 | 1,069,290 | 958,504 | 959,544 | 1,004,156 | 1,005,508 |
| Class II | 5,389 | 5,389 | 4,789 | 4,789 | 6,089 | 6,089 |
| Class III | 1,495 | 258 | 1,132 | 92 | 1,461 | 109 |
| Class IV | - | - | - | - | - | - |
| Total exposures | 1,074,938 | 1,074,938 | 964,426 | 964,426 | 1,011,707 | 1,011,707 |

*Note: The total exposures include securities lent, guarantee endorsements, interest payable and suspense payments in addition to loans. The interest payable and suspense payments included here are limited to those related to loans and securities lent.*

## 7. Solvency Margin Ratio

(Millions of yen, %)

| Items | | As of Sep. 30, 2005 | As of Sep. 30, 2006 | As of March 31, 2006 |
|---|---|---|---|---|
| Total solvency margin (A) | | 838,434 | 1,027,260 | 1,068,289 |
| | Net assets (less certain items) | 182,057 | 211,079 | 196,573 |
| | Reserve for price fluctuations | 36,045 | 55,022 | 47,571 |
| | Contingency reserve | 78,474 | 79,539 | 79,079 |
| | Reserve for possible loan losses | 199 | 168 | 188 |
| | Net unrealized gains on available-for-sale securities (before tax) (x 90 percent, if gains; x 100 percent, if losses) | 351,937 | 463,950 | 539,564 |
| | Net unrealized gains (losses) on real estate (x 85 percent, if gains; x 100 percent, if losses) | (10,379) | (2,714) | (4,973) |
| | Excess of amount of policy surrender payment | 123,514 | 127,719 | 124,207 |
| | Unallotted portion of reserve for policyholder dividends | 7,474 | 8,623 | 8,916 |
| | Future profits | 13,280 | 12,729 | 13,655 |
| | Deferred tax assets | 55,830 | 71,140 | 63,505 |
| | Subordinated debt | - | - | - |
| | Deductible items | - | - | - |
| Total risk $\sqrt{R_1^2 + (R_2 + R_3 + R_7)^2} + R_4$ (B) | | 149,622 | 171,329 | 170,317 |
| | Insurance risk $R_1$ | 34,232 | 33,984 | 34,182 |
| | Assumed investment yield risk $R_2$ | 20,888 | 19,955 | 20,493 |
| | Investment risk $R_3$ | 120,420 | 143,211 | 141,649 |
| | Business risk $R_4$ | 3,525 | 3,957 | 3,940 |
| | Minimum guaranty risk $R_7$ | 721 | 718 | 684 |
| Solvency margin ratio $\frac{(A)}{(1/2) X (B)}$ X 100 | | 1,120.7% | 1,199.1% | 1,254.4% |

*Notes:*

1. *The above ratio is calculated in accordance with Articles 86, 87 of the ministerial ordinance for Insurance Business Law as well as Announcement No. 50 issued by the Ministry of Finance in 1996.*
2. *"Net assets (less certain items)" as of September 30, 2006 represents net assets on the balance sheet less net unrealized gains on securities, provision for advanced depreciation on real estate, gains on deferred hedge and estimated appropriation paid in cash. As for September 30, 2005 and March 31, 2006, "Net assets (less certain items)" above represents equity capital on the balance sheet less net unrealized gains on securities, provision for advanced depreciation on real estate and (estimated) appropriation paid in cash.*
3. *Net unrealized gains (losses) on real estates are basically calculated by the method of appraised price, whereas as for less important real estates, they are calculated by the method of posted price.*
4. *Minimum guarantee risks were calculated using the standard method regulated by FSA.*

## 8. Adjusted Net Assets

(Millions of yen)

| Items | As of Sep. 30, 2005 | As of Sep. 30, 2006 | As of March 31, 2006 |
|---|---|---|---|
| Adjusted net assets | 844,579 | 1,001,923 | 1,062,325 |

*Note: Foregoing were calculated according to the orders providing classifications, etc. that are stipulated in 132.2 of Insurance Business Law, and descriptions provided in Notification No. 2 issued in January 1999 by Financial Supervisory Agency and Ministry of Finance.*

November 16, 2006
Daido Life Insurance Company

# Supplementary Data for the Six Months Ended September 30, 2006
# Non-Consolidated Financial Results at Press Conference

**(1) Sales Results**

(Millions of yen, %)

| | Six Months Ended September 30, 2006 | % Change from Fiscal Year Ended Mar. 31, 2006 | % Change from Six Months Ended Sept. 30, 2005 | Fiscal Year Ended March 31, 2006 | Six Months Ended September 30, 2005 |
|---|---|---|---|---|---|
| Annualized Premiums of New Policies | 42,025 | - | 1.0 | 82,889 | 41,606 |
| 3rd Sector Products | 1,898 | - | (5.4) | 3,916 | 2,008 |
| Annualized Premiums of Total Policies | 690,185 | 0.8 | 1.7 | 684,746 | 678,589 |
| 3rd Sector Products | 59,804 | (1.4) | (2.1) | 60,631 | 61,100 |
| Income from Insurance Premiums | 432,069 | - | (0.8) | 871,153 | 435,365 |
| Individual Insurance and Annuities | 336,392 | - | 1.3 | 667,850 | 332,212 |
| Group Insurance and Annuities | 94,038 | - | (7.2) | 199,890 | 101,347 |
| New Policy Amount | 2,239,268 | - | 4.4 | 4,292,776 | 2,145,706 |
| Policy Amount in Force | 39,990,162 | (0.0) | 0.5 | 40,008,062 | 39,781,091 |
| Surrender & Lapse Amount | 1,765,410 | - | 12.1 | 3,040,038 | 1,575,227 |
| Surrender & Lapse Rate | 4.41% | - | 0.44point | 7.66% | 3.97% |

*Notes:*
*1. New policy amount and policy amount in force include individual insurance and annuities.*
*2. Surrender and lapse amount does not include reinstatement.*
*3. Surrender and lapse rates for the six months ended September 30, 2006 and 2005 are not annualized.*
*4. Annualized premiums include individual insurance and annuities.*

**(2) Assets**

(Millions of yen, %)

| | As of September 30, 2006 | % Change from Mar. 31, 2006 | % Change from Sept. 30, 2005 | As of March 31, 2006 | As of September 30, 2005 |
|---|---|---|---|---|---|
| Total Assets | 6,302,087 | (1.6%) | 3.2% | 6,406,113 | 6,106,722 |
| Adjusted Net Asset | 1,001,923 | (5.7%) | 18.6% | 1,062,325 | 844,579 |
| Adjusted Net Asset/ General Account Assets | 16.3 | (0.7points) | 2.1points | 17.0 | 14.2 |
| Solvency Margin Ratio | 1,199.1 | (55.3points) | 78.4points | 1,254.4 | 1,120.7 |

*Note: Adjusted net asset is calculated based on the regulatory standard.*

**(3) Core Profit / Negative Spread**

(Millions of yen, %)

| | Six Months Ended September 30, 2006 | % Change from Fiscal Year Ended Mar. 31, 2006 | % Change from Six Months Ended Sept. 30, 2005 | Fiscal Year Ended March 31, 2006 | Six Months Ended September 30, 2005 |
|---|---|---|---|---|---|
| Core Profit | 59,755 | - | 36.8% | 96,105 | 43,684 |

(Millions of yen)

| | Fiscal Year Ending March 31, 2007 (Forecast) | Fiscal Year Ended March 31, 2006 |
|---|---|---|
| Negative Spread | 32,000 | 29,390 |

**(4) Policy and Other Reserves** (Millions of yen)

| | As of September 30, 2006 | Change from Mar. 31, 2006 | Change from Sept. 30, 2005 | As of March 31, 2006 | As of September 30, 2005 |
|---|---|---|---|---|---|
| Policy Reserve (Note: 1) | 5,215,860 | (11,583) | 17,745 | 5,227,444 | 5,198,114 |
| General Account | 5,081,444 | (11,018) | 15,104 | 5,092,462 | 5,066,339 |
| Separate Account | 134,416 | (565) | 2,640 | 134,982 | 131,775 |
| Reserve for Price Fluctuations | 55,022 | 7,451 | 18,977 | 47,571 | 36,045 |
| Contingency Reserve | 79,539 | 460 | 1,065 | 79,079 | 78,474 |
| Contingency Reserve 1 | 44,979 | 214 | 487 | 44,764 | 44,492 |
| Contingency Reserve 2 | 34,181 | 241 | 572 | 33,940 | 33,609 |
| Contingency Reserve 3 | 378 | 4 | 5 | 374 | 372 |
| Contingency Reserve Fund | - | - | - | - | - |
| Price Fluctuation Reserve Fund | - | - | - | - | - |
| Appropriated Retained Earnings for General Purpose (Note: 2) | 100,000 | - | 27,000 | 100,000 | 73,000 |

*Notes:*

*1. The amount of policy reserve excludes the amount of contingency reserve.*

*2. Appropriated retained earnings for general purposes as of March 31, 2006 is total amount after the appropriation of profit.*

**(5) Unrealized Gains/ Losses** (Millions of yen)

| | As of September 30, 2006 | Change from Mar. 31, 2006 | Change from Sept. 30, 2005 | As of March 31, 2006 | As of September 30, 2005 |
|---|---|---|---|---|---|
| Securities | 498,698 | (89,100) | 83,799 | 587,799 | 414,899 |
| Domestic Stocks | 245,504 | (52,645) | 41,135 | 298,149 | 204,368 |
| Domestic Bonds | 19,928 | 6,424 | (38,804) | 13,504 | 58,732 |
| Foreign Securities | 14,258 | 5,740 | 1,908 | 8,518 | 12,350 |
| Other Securities | 189,482 | (41,485) | 70,600 | 230,967 | 118,882 |
| Real Estate (domestic land and lease) | (2,714) | 2,259 | 7,665 | (4,973) | (10,379) |

*Notes:*

*1. These figures include securities held in monetary trusts and do not include securities without readily obtainable fair value.*

*2. Unrealized gains / losses on real estate are mainly calculated based on the appraisal price. As for less important property, posted price is used.*

**(6) Impairment of Fixed Assets** (Millions of yen)

| | Six Months Ended September 30, 2006 | % Change from Fiscal Year Ended Mar. 31, 2006 | % Change from Six Months Ended Sept. 30, 2005 | Fiscal Year Ended March 31, 2006 | Six Months Ended September 30, 2005 |
|---|---|---|---|---|---|
| Impairment Loss | 525 | 254 | 254 | 270 | 270 |

**(7) Investment for the Six Months Ended September 30, 2006** (Millions of yen)

| | Net Increase (decrease) | Second Half Year Ending March 31, 2007 (Planned) |
|---|---|---|
| Domestic Stocks | 23,013 | Prolong duration of domestic bonds if interest rates rise.<br>Slightly decrese in foreign bonds.<br>Basically maintain current asset composition for domestic stocks, foreign stocks, foreign currency exchange and others.<br>Possible change according to the prospect of the market.<br>Continue to increase net exposure to alternative investments. |
| (Including stocks held in investment trusts) | 33,934 | |
| Domestic Bonds | (97,468) | |
| Foreign Stocks | 22,521 | |
| Foreign Bonds | 62,090 | |
| Real Estate | 2,878 | |

*Note: Net increase (decrease) indicates net of the total executed amount including stock futures contracts and bond futures contracts. As for monetary trusts, the amount is the net cash inflow (outflow) due to newly setup or cancellation.*

**(8) Level of Indices where Unrealized Gains/ Losses on Assets are Break-even as of September 30, 2006**

| | As of September 30, 2006 | |
|---|---|---|
| NIKKEI Average | approx. | 7,700 Yen |
| TOPIX | approx. | 770 Points |
| Yen-Denominated Bonds | approx. | 1.9% |
| Foreign Securities | approx. | 108 Yen |

*Notes:*

*1. The indices for Yen-Denominated Bonds are calculated on a 10-Year JGB yield basis (September 30, 2006: 1.68%).*

*2. These figures are calculated based on asset holdings as of September 30, 2006 assuming that our asset portfolio is the same as those of the NIKKEI average and TOPIX. Because our portfolio is not necessarily the same as these indices, actual results may differ from above figures.*

*3. Regarding the Yen-Denominated Bonds calculation, the "parallel-shift case" is based on the assumption that any shifts in the yield curve as of September 30, 2006 will be parallel shifts, while the "Steepening case" is based on the assumption that the current near-zero short- term interest rates of 10-Year JGB yield will remain, and future long-term interest rates will rise relative to the short- term interest rates.*

*4. The indice of Foreign Securities is calculated based on a U.S. dollar/ yen rate basis (September 30, 2006: 117.90 yen). Currency hedged position to which hedge accounting rule is applied are excluded in the calculation.*

**(9) Performance forecasts for the Fiscal Year Ending March 31, 2007**

(Billions of yen)

| | Fiscal Year Ending March 31, 2007 |
|---|---|
| Income from Insurance Premiums | 880 |
| Core Profit | 88 |
| Policy Amount in Force | 40,380 |
| Annualized Premiums of Total Policies | 700 |

*Notes:*

*1. Policy amount in force includes individual insurance and annuities.*

*2. The above forecasts for the year ending March 31, 2007 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based of risks and uncertainties that may affect the Company's businesses.*

**(10) Cross Holdings with Domestic Banks as of September 30, 2006**

a. Contributions from Domestic Banks (Millions of yen)

| | As of September 30, 2006 |
|---|---|
| Funds | None |
| Subordinated Loans and Debentures | None |

b. Contributions to Domestic Banks (Millions of yen)

| | As of September 30, 2006 |
|---|---|
| Bank Stocks Held | 171,842 |
| Subordinated Loans and Debentures | 280,432 |

*Note: Preferred stocks issued by foreign subsidiaries is included in the preferred securities issued by foreign subsidiaries from the term under review.*

**(11) Number of Employees** (Number)

| | As of September 30, 2006 | % Change from Mar. 31, 2006 | % Change from Sept. 30, 2005 | As of March 31, 2006 | As of September 30, 2005 |
|---|---|---|---|---|---|
| In-house Sales Representatives | 4,886 | (0.5%) | 1.8% | 4,909 | 4,798 |
| Sales Agents | 14,287 | 2.3 % | 3.4% | 13,963 | 13,820 |
| Administrative personnel | 3,245 | 2.3 % | 1.5% | 3,171 | 3,197 |

**(12) OTC Sales thorough Banks**

Daido Life is not applicable. T&D Financial Life, a member of T&D Life Group, is applicable, since they sell its products OTC through banks.

File No.82-34783

# NON-CONSOLIDATED FINANCIAL SUMMARY

(For the six months ended September 30, 2006)

November 16, 2006

Name of Company: **T&D Holdings, Inc.** (Financial Summary for T&D Financial Life Insurance Company)
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/
Date of Board Meeting for Settlement of Accounts: November 16, 2006
Application of Share Unit System: No

### *1. Non-Consolidated Operating Results for the Six Months Ended September 30, 2006 (April 1, 2006 - Sep. 30, 2006)*

(1) Results of Operations

*Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.*

| | Ordinary Revenues | % change | Ordinary Profit | % change | Core Profit | % change | Net Income | % change |
|---|---|---|---|---|---|---|---|---|
| Six months ended Sep. 30, 2006 | ¥91,352 million | (38.7) | ¥(6,777) million | 11.1 | ¥(3,267) million | (28.3) | ¥(5,876) million | (7.8) |
| Six months ended Sep. 30, 2005 | ¥149,012 million | 147.8 | ¥(6,102) million | 155.3 | ¥(4,555) million | 104.5 | ¥(6,373) million | - |
| Year ended March 31, 2006 | ¥312,371 million | 108.0 | ¥(12,246) million | (5.0) | ¥(7,037) million | 4.3 | ¥(11,413) million | - |

| | Net Income Per Share |
|---|---|
| Six months ended Sep. 30, 2006 | ¥(7,345.88) |
| Six months ended Sep. 30, 2005 | ¥(10,622.88) |
| Year ended March 31, 2006 | ¥(18,952.71) |

*Notes:*

1. *Average number of outstanding shares during the term: for the six months ended September 30, 2006: 800,000; for the six months ended September 30, 2005: 600,000; for the fiscal year ended March 31, 2006: 602,192*
2. *Changes in method of accounting: Applicable*
3. *% changes for ordinary revenues and ordinary profit, etc. are presented in comparison with the same term of the previous fiscal year.*
4. *Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.*

(2) Financial Conditions

| | Total Assets | Net Assets | Equity Ratio | Net Assets per Share |
|---|---|---|---|---|
| As of September 30, 2006 | ¥956,364 million | ¥39,307 million | 4.1% | ¥49,133.96 |
| As of September 30, 2005 | ¥817,414 million | ¥19,159 million | 2.3% | ¥31,932.71 |
| As of March 31, 2006 | ¥934,116 million | ¥45,243 million | 4.8% | ¥56,554.76 |

*Notes:*

1. *Number of outstanding shares at the end of the term: as of September 30, 2006: 800,000; as of September 30, 2005: 600,000; as of March 31, 2006: 800,000*
2. *Number of treasury stock at the end of the term: None*

### *2. Forecasts for the Year Ending March 31, 2007 (April 1, 2006 - March 31, 2007)*

T&D Financial Life's forecasts are omitted. Please refer to T&D Holdings' *"Consolidated Forecasts for the Year Ending March 31, 2007"* section in this material *"Consolidated Financial Summary for the six months ended September 30, 2006"*.

### *3. Dividends*

| | Cash Dividends per Share | | |
|---|---|---|---|
| | Interim | Year-End | Annual |
| Year Ended March 31, 2006 (Result) | ¥- | ¥- | ¥- |
| Year Ending March 31, 2007 (Result) | ¥- | ¥- | ¥- |

## T&D Financial Life Unaudited Non-Consolidated Condensed Balance Sheets

(Millions of yen)

| | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Amount | % | Amount | % | Amount | % |
| **Assets:** | | | | | | |
| Cash and deposits | 56,677 | 6.9 | 29,031 | 3.0 | 41,611 | 4.5 |
| Cash | 9 | | 2 | | 5 | |
| Deposit | 56,667 | | 29,029 | | 41,605 | |
| Call loans | - | - | 20,000 | 2.1 | - | - |
| Monetary trusts | 7,158 | 0.9 | 10,138 | 1.1 | 7,748 | 0.8 |
| Securities | 713,870 | 87.3 | 862,135 | 90.2 | 844,351 | 90.4 |
| Government bonds | 261,779 | | 331,532 | | 289,335 | |
| Corporate bonds | 23,270 | | 17,915 | | 23,092 | |
| Domestic stocks | 2,108 | | 2,091 | | 2,331 | |
| Foreign securities | 44,882 | | 27,784 | | 46,688 | |
| Other securities | 381,829 | | 482,811 | | 482,903 | |
| Loans | 14,304 | 1.8 | 11,847 | 1.2 | 13,333 | 1.4 |
| Policy loans | 9,212 | | 8,031 | | 8,261 | |
| Commercial loans | 5,092 | | 3,815 | | 5,071 | |
| Property and equipment | 151 | 0.0 | - | - | 145 | 0.0 |
| Buildings | 125 | | - | | 124 | |
| Equipment | 25 | | - | | 20 | |
| Construction in progress | - | | - | | 0 | |
| Tangible fixed assets | - | - | 309 | 0.0 | - | - |
| Buildings | - | | 294 | | - | |
| Other tangible fixed assets | - | | 14 | | - | |
| Intangible fixed assets | - | - | 2,344 | 0.2 | - | - |
| Software | - | | 2,310 | | - | |
| Other intangible fixed assets | - | | 34 | | - | |
| Due from agencies | 0 | 0.0 | - | - | - | - |
| Due from reinsurers | 5,657 | 0.7 | 5,356 | 0.6 | 5,923 | 0.6 |
| Other assets | 14,685 | 1.8 | 10,340 | 1.1 | 15,887 | 1.7 |
| Accounts receivable | 7,140 | | 7,890 | | 11,284 | |
| Prepaid expenses | 238 | | 391 | | 230 | |
| Accrued income | 984 | | 875 | | 932 | |
| Deposit for rent | 856 | | 911 | | 993 | |
| Suspense payable | 145 | | 108 | | 85 | |
| Goodwill | 3,250 | | - | | - | |
| Other assets | 2,069 | | 162 | | 2,360 | |
| Deferred tax assets | 5,052 | 0.6 | 4,934 | 0.5 | 5,207 | 0.6 |
| Reserve for possible loan losses | (144) | (0.0) | (72) | (0.0) | (92) | (0.0) |
| **Total assets** | 817,414 | 100.0 | 956,364 | 100.0 | 934,116 | 100.0 |

(Millions of yen)

| | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Amount | % | Amount | % | Amount | % |
| **Liabilities:** | | | | | | |
| Policy reserves | 779,202 | 95.3 | 901,993 | 94.3 | 874,877 | 93.7 |
| Reserve for outstanding claims | 6,564 | | 5,009 | | 4,475 | |
| Policy reserve | 769,130 | | 894,011 | | 866,962 | |
| Reserve for policyholder dividends | 3,506 | | 2,972 | | 3,440 | |
| Due to agencies | 1,211 | 0.2 | 1,240 | 0.1 | 849 | 0.1 |
| Due to reinsurers | 138 | 0.0 | 130 | 0.0 | 59 | 0.0 |
| Other liabilities | 7,120 | 0.9 | 5,473 | 0.6 | 4,718 | 0.5 |
| Income taxes payable | 27 | | 6 | | 38 | |
| Accounts payable | 3,594 | | 2,924 | | 2,518 | |
| Accrued expenses | 2,492 | | 1,397 | | 1,129 | |
| Unearned income | 0 | | 0 | | 0 | |
| Deposit received | 267 | | 351 | | 365 | |
| Suspense receipt | 738 | | 794 | | 666 | |
| Reserve for employees' retirement benefits | 10,146 | 1.3 | 7,699 | 0.8 | 7,886 | 0.9 |
| Reserve for directors' and corporate auditors' retirement benefits | 101 | 0.0 | 134 | 0.0 | 117 | 0.0 |
| Reserve for price fluctuations | 334 | 0.0 | 385 | 0.1 | 364 | 0.0 |
| **Total liabilities** | 798,254 | 97.7 | 917,057 | 95.9 | 888,872 | 95.2 |
| **Stockholders' equity:** | | | | | | |
| Common stock | 20,000 | 2.5 | - | - | 36,000 | 3.8 |
| Capital surplus | 10,000 | 1.2 | - | - | 26,000 | 2.8 |
| Retained earnings (deficit) | (11,192) | (1.4) | - | - | (16,231) | (1.7) |
| Unappropriated deficit | 11,192 | | - | | 16,231 | |
| Net unrealized gains on securities | 351 | 0.0 | - | - | (524) | (0.1) |
| **Total stockholders' equity** | 19,159 | 2.3 | - | - | 45,243 | 4.8 |
| **Total liabilities and stockholders' equity** | 817,414 | 100.0 | - | - | 934,116 | 100.0 |
| **Net assets:** | | | | | | |
| Common stock | - | - | 36,000 | 3.8 | - | - |
| Capital surplus | - | - | 26,000 | 2.7 | - | - |
| Retained earnings | - | - | (22,108) | (2.3) | - | - |
| Other retained earnings | - | - | (22,108) | | - | - |
| Unappropriated retained earnings | - | - | (22,108) | | - | - |
| Total stockholders' equity | - | - | 39,891 | 4.2 | - | - |
| Net unrealized gains on securities | - | - | (584) | (0.1) | - | - |
| Total valuation and translation adjustments | - | - | (584) | (0.1) | - | - |
| **Total net assets** | - | - | 39,307 | 4.1 | - | - |
| **Total liabilities and net assets** | - | - | 956,364 | 100.0 | - | - |

## T&D Financial Life Unaudited Non-Consolidated Statements of Operations

(Millions of yen)

| | Six months ended September 30, 2005 | | Six months ended September 30, 2006 | | Year ended March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Amount | % | Amount | % | Amount | % |
| **Ordinary revenues** | 149,012 | 100.0 | 91,352 | 100.0 | 312,371 | 100.0 |
| **Income from insurance premiums** | 107,503 | | 85,606 | | 208,153 | |
| Insurance premiums | 104,933 | | 84,227 | | 203,351 | |
| Ceded reinsurance recoveries | 2,570 | | 1,379 | | 4,802 | |
| **Investment income** | 38,083 | | 2,624 | | 92,291 | |
| Interest, dividends and income from real estate for rent | 2,442 | | 2,237 | | 4,590 | |
| Interest income from deposits | 0 | | 0 | | 0 | |
| Interest income and dividends from securities | 2,255 | | 2,051 | | 4,224 | |
| Interest income from loans | 186 | | 176 | | 366 | |
| Other income from interest and dividends | 0 | | 8 | | 0 | |
| Gains on sales of securities | 251 | | 333 | | 502 | |
| Gains on redemption of securities | 0 | | 0 | | 0 | |
| Other investment income | 106 | | 53 | | 170 | |
| Gains on separate accounts, net | 35,282 | | - | | 87,026 | |
| **Other ordinary income** | 3,424 | | 3,122 | | 11,926 | |
| Income related to withheld insurance claims and other payments for future annuity payments | 2,434 | | 2,719 | | 6,413 | |
| Income due to withheld insurance payments | 294 | | 208 | | 470 | |
| Reversal of reserve for outstanding claims | 163 | | - | | 2,252 | |
| Reversal of reserve for employees' retirement | 492 | | 186 | | 2,752 | |
| Reversal of reserve for directors' and corporate auditors' retirement benefits | 21 | | - | | 5 | |
| Other ordinary profit | 17 | | 7 | | 30 | |
| **Ordinary expenses** | 155,115 | 104.1 | 98,130 | 107.4 | 324,617 | 103.9 |
| **Insurance claims and other payments** | 43,451 | | 47,875 | | 97,131 | |
| Insurance claims | 12,765 | | 10,160 | | 24,046 | |
| Annuity payments | 2,563 | | 2,555 | | 5,017 | |
| Insurance benefits | 7,319 | | 6,902 | | 16,686 | |
| Surrender payments | 14,481 | | 21,487 | | 38,812 | |
| Other payments | 5,030 | | 4,762 | | 9,235 | |
| Reinsurance premiums | 1,290 | | 2,007 | | 3,334 | |
| **Provision for policy and other reserves** | 95,086 | | 27,586 | | 192,921 | |
| Provision for reserve for outstanding claims | - | | 534 | | - | |
| Provision for policy reserve | 95,082 | | 27,049 | | 192,914 | |
| Interest portion of reserve for policyholder dividends | 3 | | 2 | | 6 | |
| **Investment expenses** | 2,116 | | 13,704 | | 5,202 | |
| Interest expenses | 0 | | 0 | | 1 | |
| Losses from monetary trusts, net | 1,878 | | 1,609 | | 4,788 | |
| Losses on sales of securities | 164 | | 807 | | 291 | |
| Devaluation losses on securities | 55 | | - | | 55 | |
| Losses from redumption of securities | 1 | | - | | 1 | |
| Foreign exchange losses, net | 0 | | 0 | | 0 | |
| Other investment expenses | 15 | | 22 | | 61 | |
| Losses on separate accounts, net | - | | 11,263 | | - | |
| **Operating expenses** | 9,941 | | 7,809 | | 20,294 | |
| **Other ordinary expenses** | 4,520 | | 1,155 | | 9,068 | |
| Payments related to withheld insurance claims | 260 | | 232 | | 543 | |
| Taxes | 722 | | 629 | | 1,484 | |
| Depreciation | 287 | | 272 | | 535 | |
| Provision for reserve for directors' and corporate auditors' retirement benefits | - | | 16 | | - | |
| Amortization of goodwill | 3,250 | | - | | 6,500 | |
| Other ordinary losses | 0 | | 4 | | 5 | |
| **Ordinary profit** | 6,102 | (4.1) | 6,777 | (7.4) | 12,246 | (3.9) |

(Millions of yen)

| | Six months ended September 30, 2005 | | Six months ended September 30, 2006 | | Year ended March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Amount | % | Amount | % | Amount | % |
| **Extraordinary gains** | 0 | 0.0 | 9 | 0.0 | 1 | 0.0 |
| Gains on sales of fixed assets | - | | 0 | | - | |
| Reversal of reserve for possible loan losses | 0 | | 9 | | 1 | |
| **Extraordinary losses** | 2,140 | 1.4 | 905 | 1.0 | 2,699 | 0.9 |
| Losses on sales, disposal and devaluation of property and equipment | 315 | | - | | 376 | |
| Losses on sales, disposal and devaluation of fixed assets | - | | 12 | | - | |
| Provision for reserve for price fluctuations | 50 | | 21 | | 80 | |
| Headquaeters removal costs | - | | 871 | | - | |
| Other extraordinary losses | 1,774 | | - | | 2,243 | |
| **Provision for reserve for policyholder dividends** | 770 | 0.5 | 689 | 0.8 | 1,233 | 0.4 |
| **Loss before income taxes** | 9,012 | (6.0) | 8,362 | (9.2) | 16,178 | (5.2) |
| Current income taxes | (4,413) | (2.9) | (2,785) | (3.1) | (6,809) | (2.2) |
| Deferred income taxes | 1,775 | 1.2 | 299 | 0.3 | 2,044 | 0.7 |
| **Net loss** | 6,373 | (4.3) | 5,876 | (6.4) | 11,413 | (3.7) |
| **Unappropriated deficit at beginning of period** | 4,818 | | - | | 4,818 | |
| **Unappropriated deficit at end of period** | 11,192 | | - | | 16,231 | |

# Supplementary Materials for the Six Months Ended September 30, 2006

Percentages are rounded to the nearest relevant percentage point.
Therefore, the sums of each percentage do not always amount to 100%.

## 1. Business Highlights



## 2. Investment in General Account Assets for the Six Months Ended September 30, 2006

## 1. Business Highlights

**(1) Total Policy Amount in Force** (Number: Thousands, 100 Millions of yen)

| Category | As of September 30, 2005 | | As of September 30, 2006 | | | | | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Number | Amount | Number | | | Amount | | | Number | Amount |
| | | | | Change (%) | Change from previous FYE (%) | | Change (%) | Change from previous FYE (%) | | |
| Individual insurance | 310 | 22,900 | 268 | 86.7 | 93.8 | 19,052 | 83.2 | 92.0 | 286 | 20,708 |
| Individual annuities | 81 | 4,919 | 91 | 112.9 | 105.3 | 6,239 | 126.8 | 104.9 | 86 | 5,945 |
| Subtotal | 391 | 27,820 | 360 | 92.1 | 96.5 | 25,292 | 90.9 | 94.9 | 373 | 26,654 |
| Group insurance | - | 17,006 | - | - | - | 14,819 | 87.1 | 97.8 | - | 15,160 |
| Group annuities | - | 453 | - | - | - | 405 | 89.4 | 91.3 | - | 444 |

*Notes:*

*1. Policy amounts for individual annuities are equal to the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.*

*2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.*

**(2) New Policy Amount** (Number: Thousands, 100 Millions of yen)

| Category | Six Months Ended September 30, 2005 | | | | Six Months Ended September 30, 2006 | | | |
|---|---|---|---|---|---|---|---|---|
| | Number | Amount | | | Number | Amount | | |
| | | | New policies | Increase from conversion | | | New policies | Increase from conversion |
| Individual insurance | 3 | 336 | 336 | - | 0 | 0 | 0 | - |
| Individual annuities | 11 | 693 | 693 | - | 7 | 540 | 540 | - |
| Subtotal | 14 | 1,029 | 1,029 | - | 7 | 540 | 540 | - |
| Group insurance | - | - | - | | - | - | - | |
| Group annuities | - | - | - | | - | - | - | |

| Category | Year Ended March 31, 2006 | | | |
|---|---|---|---|---|
| | Number | Amount | | |
| | | | New policies | Increase from conversion |
| Individual insurance | 3 | 341 | 341 | - |
| Individual annuities | 19 | 1,286 | 1,286 | - |
| Subtotal | 23 | 1,627 | 1,627 | - |
| Group insurance | - | 0 | 0 | |
| Group annuities | - | - | - | |

*Notes:*

*1. There is no conversion plan from FY2001.*

*2. The new policy amount for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.*

*3. The new policy amount for group annuity products is equal to the initial premium payment.*

**(3) Annualized Premiums**

**a. Policy amount in force** (Millions of yen)

| Category | As of September 30, 2005 | As of September 30, 2006 | Change (%) | Change from previous FYE (%) | As of March 31, 2006 |
|---|---|---|---|---|---|
| Individual insurance | 37,702 | 30,542 | 81.0 | 93.5 | 32,681 |
| Individual annuities | 35,281 | 47,486 | 134.6 | 114.6 | 41,436 |
| Total | 72,984 | 78,029 | 106.9 | 105.3 | 74,117 |
| 3rd Sector | 8,512 | 7,172 | 84.3 | 93.0 | 7,711 |

**b. New Policy Amount** (Millions of yen)

| Category | Six Months Ended September 30, 2005 | Six Months Ended September 30, 2006 | Change (%) | Year Ended March 31, 2006 |
|---|---|---|---|---|
| Individual insurance | 480 | 0 | 0.2 | 485 |
| Individual annuities | 6,758 | 6,252 | 92.5 | 12,545 |
| Total | 7,239 | 6,253 | 86.4 | 13,030 |
| 3rd Sector | 293 | 0 | 0.0 | 293 |

*Note: The Japanese insurance market is legally divided into three major fields: the First Sector, which involves conventional life insurance; the Second Sector, which involves P&C insurance; and the Third Sector, which involves insurance positioned between the two, including medical insurance, cancer insurance, accident insurance, and nursing care insurance.*

## (4) Policies by Dividend Type (Individual Insurance and Annuities)

### a. Policies in force

(Millions of yen, %)

| Category | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| Participating | 1,715,718 | 61.7 | 1,515,369 | 59.9 | 1,614,147 | 60.6 |
| Semi-participating | 432,859 | 15.6 | 328,708 | 13.0 | 369,586 | 13.9 |
| Non-participating | 633,465 | 22.8 | 685,125 | 27.1 | 681,683 | 25.6 |
| Total | 2,782,043 | 100.0 | 2,529,204 | 100.0 | 2,665,417 | 100.0 |

### b. New policies

(Millions of yen, %)

| Category | Six Months Ended September 30, 2005 | | Six Months Ended September 30, 2006 | | Year Ended March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| Participating | - | - | - | - | - | - |
| Semi-participating | 5,549 | 5.4 | - | - | 5,549 | 3.4 |
| Non-participating | 97,446 | 94.6 | 54,064 | 100.0 | 157,233 | 96.6 |
| Total | 102,995 | 100.0 | 54,064 | 100.0 | 162,783 | 100.0 |

*Note: Semi-participating policies only pay dividends related to investment every five years.*

## (5) Average Amount of New Policies and Policy Amount in Force (Individual Insurance)

(Thousands of yen)

| Category | Six Months Ended September 30, 2005 | Six Months Ended September 30, 2006 | Year Ended March 31, 2006 |
|---|---|---|---|
| Average amount of new policies | 8,872 | 12,600 | 8,892 |
| Average amount in force | 7,385 | 7,091 | 7,228 |

*Note: There is no conversion plan from FY2001.*

## (6) New Policy Rate (New policy amount/ Policy amount in force at the beginning of fiscal year)

(%)

| Category | Six Months Ended September 30, 2005 | Six Months Ended September 30, 2006 | Year Ended March 31, 2006 |
|---|---|---|---|
| Individual insurance | 1.3 | 0.0 | 1.4 |
| Individual annuities | 17.8 | 9.1 | 33.1 |
| Subtotal | 3.5 | 2.0 | 5.6 |
| Group insurance | 0.0 | 0.0 | 0.0 |

*Notes:*

*1. There is no conversion plan from FY2001.*

*2. The figures for the six months ended September 30, 2006 and 2005 are not annualized.*

## (7) Surrender and Lapse Rate (Surrender and lapse amount/ Policy amount in force at the beginning of fiscal year)

(%)

| Category | Six Months Ended September 30, 2005 | Six Months Ended September 30, 2006 | Year Ended March 31, 2006 |
|---|---|---|---|
| Individual insurance | 8.5 | 5.9 | 15.4 |
| Individual annuities | 2.6 | 2.8 | 7.5 |
| Subtotal | 7.7 | 5.2 | 14.4 |
| Group insurance | 0.1 | 0.2 | 0.1 |

*Note: The figures for the six months ended September 30, 2006 and 2005 are not annualized.*

## (8) Surrender and Lapse Amount

(Number, Millions of yen)

| Category | Six Months Ended September 30, 2005 | | | | Six Months Ended September 30, 2006 | | | | Year Ended March 31, 2006 | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Number | | Amount | | Number | | Amount | | Number | Amount |
| | | Change (%) | | Change (%) | | Change (%) | | Change (%) | | |
| Individual insurance | 21,983 | 105.4 | 213,304 | 102.6 | 12,983 | 59.1 | 122,015 | 57.2 | 40,144 | 389,473 |
| Individual annuities | 1,568 | 102.7 | 10,137 | 125.7 | 1,683 | 107.3 | 16,842 | 166.1 | 3,612 | 29,221 |
| Subtotal | 23,551 | 105.2 | 223,442 | 103.4 | 14,666 | 62.3 | 138,858 | 62.1 | 43,756 | 418,694 |
| Group insurance | - | - | 1,039 | 36.2 | - | - | 3,126 | 300.8 | - | 1,843 |

**(9) Average Premium Amount of Individual Insurance New Policies (Monthly premium)** (Yen)

| Category | Six Months Ended September 30, 2005 | Six Months Ended September 30, 2006 | Year Ended March 31, 2006 |
|---|---|---|---|
| Average premium amount | 9,759 | 18,530 | 9,723 |

*Note: There is no conversion plan from FY2001.*

**(10) Average Assumed Investment Yield and Negative Spread** (Millions of yen)

| Category | Six Months Ended September 30, 2005 | Six Months Ended September 30, 2006 | Year Ended March 31, 2006 |
|---|---|---|---|
| Amount of negative spread | 2,027 | 2,049 | 4,306 |
| Investment yield on core profit | 1.21% | 1.13% | 1.14% |
| Average assumed investment yield | 2.18% | 2.16% | 2.19% |
| Individual insurance and annuities | 2.35% | 2.33% | 2.36% |
| Policy reserve in general accounts | 418,737 | 400,278 | 411,721 |

*Notes:*

*1. Method of calculating negative spread:*

*(Investment yield on core profit - Average assumed investment yield) x Policy reserve in general accounts*

*2. While investment yield on core profit and average assumed investment yield as in 1 above are not annualized as in the notes 3 and 4 hereunder.*

*3. "Investment yield on core profit" is calculated by dividing numerator as investment revenues and expenses (investment profit in general account) included in core profit less amount of provision for accumulated interest due to policyholders by denominator as policy reserve in general account.*

*4. Average assumed investment yield is calculated by dividing numerator as assumed interest (general accounts only) by denominator as policy reserve in general accounts.*

*5. Policy reserve in general accounts represents the earned policy reserve calculated for policy reserve in general accounts less contingency reserve by Hardy method as follows:*

*. Hardy method: (Policy reserve at beginning of fiscal year + Policy reserve at end of fiscal year - Assumed interest) x (1/2)*

**(11) Mortality Rate for Individual Insurance** (‰)

| Category | Six Months Ended September 30, 2005 | Six Months Ended September 30, 2006 | Year Ended March 31, 2006 |
|---|---|---|---|
| Rate based on number of policies | 2.27 | 2.48 | 4.46 |
| Rate based on policy amount | 2.65 | 2.91 | 5.16 |

*Note: The figures for the six months ended September 30, 2006 and 2005 are not annualized.*

**(12) Reserve for Outstanding Claims** (Millions of yen)

| Category | As of September 30, 2005 | As of September 30, 2006 | As of March 31, 2006 |
|---|---|---|---|
| Insurance claims | | | |
| Death benefits | 1,910 | 1,729 | 1,643 |
| Accidental death benefits | 11 | 39 | 34 |
| Disability benefits | 458 | 360 | 316 |
| Maturity benefits | 329 | 422 | 499 |
| Others | 0 | - | 17 |
| Subtotal | 2,710 | 2,553 | 2,511 |
| Annuity payments | 28 | 51 | 37 |
| Insurance benefits | 1,639 | 530 | 583 |
| Surrender payments | 1,732 | 1,683 | 1,310 |
| Deferred insurance benefits | 14 | 13 | 22 |
| Total | 6,564 | 5,009 | 4,475 |

**(13) Policy Reserve**

(Millions of yen)

| Category | | | As of September 30, 2005 | As of September 30, 2006 | As of March 31, 2006 |
|---|---|---|---|---|---|
| Policy reserve (excluding contingency reserve) | | | | | |
| | Individual insurance | | 254,153 | 241,565 | 247,468 |
| | | General accounts | 251,245 | 238,518 | 244,281 |
| | | Separate accounts | 2,907 | 3,046 | 3,186 |
| | Individual annuities | | 465,226 | 604,354 | 568,797 |
| | | General accounts | 116,902 | 119,698 | 115,316 |
| | | Separate accounts | 348,324 | 484,656 | 453,480 |
| | Group insurance | | 317 | 265 | 285 |
| | | General accounts | 317 | 265 | 285 |
| | | Separate accounts | - | - | - |
| | Group annuities | | 45,372 | 40,544 | 44,425 |
| | | General accounts | 45,312 | 40,500 | 44,369 |
| | | Separate accounts | 59 | 44 | 56 |
| | Others | | 917 | 785 | 849 |
| | | General accounts | 917 | 785 | 849 |
| | | Separate accounts | - | - | - |
| | Subtotal | | 765,986 | 887,515 | 861,827 |
| | | General accounts | 414,695 | 399,768 | 405,103 |
| | | Separate accounts | 351,291 | 487,746 | 456,724 |
| Contingency reserve | | | | | |
| | Contingency reserve 1 | | 2,661 | 3,308 | 2,989 |
| | Contingency reserve 2 | | - | - | - |
| | Contingency reserve 3 | | 481 | 3,187 | 2,145 |
| | Subtotal | | 3,143 | 6,496 | 5,134 |
| Total | | | 769,130 | 894,011 | 866,962 |
| | General accounts | | 417,839 | 406,264 | 410,237 |
| | Separate accounts | | 351,291 | 487,746 | 456,724 |

**(14) Policy Reserve Calculating Methods and Ratios**

| Category | | | As of September 30, 2005 | As of September 30, 2006 | As of March 31, 2006 |
|---|---|---|---|---|---|
| Calculating methods | Policies subject to Standard Policy Reserve Method | Variable annuities | Net Level Premium Reserve Method | Net Level Premium Reserve Method | Net Level Premium Reserve Method |
| | | Other insurance | 5-year Zillmer Method (Full-year Zillmer Method is applied to the policies whose effective date are before September 30, 2001 ) | 5-year Zillmer Method (Full-year Zillmer Method is applied to the policies whose effective date are before September 30, 2001 ) | 5-year Zillmer Method (Full-year Zillmer Method is applied to the policies whose effective date are before September 30, 2001 ) |
| | Policies not subject to Standard Policy Reserve Method | Variable annuities | Net Level Premium Reserve Method | Net Level Premium Reserve Method | Net Level Premium Reserve Method |
| | | Other insurance | Full-year Zillmer Method | Full-year Zillmer Method | Full-year Zillmer Method |
| Ratio of "Amount of the Company's Policy Reserve (Excluding Contingency Reserve)" to "Policy Reserve Required by Regulatory Standards" | | | 99.0% | 99.4% | 99.2% |

*Note: Calculating methods and ratios stated above cover individual insurance and annuity policies only. Group insurance and annuity policies have different calculating methods.*

**(15) Other Reserves**

(Millions of yen)

| Category | | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|---|
| | | Amount | Increase (Decrease) | Amount | Increase (Decrease) | Amount | Increase (Decrease) |
| Reserve for possible loan losses | | | | | | | |
| | General reserve | 13 | (1) | 4 | (9) | 13 | (1) |
| | Specific reserve | 130 | 0 | 68 | (10) | 79 | (50) |
| Reserve for employees' retirement benefits | | 10,146 | (492) | 7,699 | (186) | 7,886 | (2,752) |
| Reserve for directors' retirement benefits | | 101 | (21) | 134 | 16 | 117 | (5) |
| Reserve for price fluctuations | | 334 | 50 | 385 | 21 | 364 | 80 |

**(16) Insurance Premium**

(Millions of yen)

| Category | | Six Months Ended September 30, 2005 | Six Months Ended September 30, 2006 | Year Ended March 31, 2006 |
|---|---|---|---|---|
| Individual insurance | | 15,077 | 12,360 | 28,313 |
| | Single premiums | 484 | - | 484 |
| | Annual payment | 1,567 | 1,360 | 2,930 |
| | Semi-annual payment | 231 | 194 | 438 |
| | Monthly payment | 12,792 | 10,805 | 24,460 |
| Individual annuities | | 85,312 | 68,044 | 166,043 |
| | Single premiums | 84,442 | 67,262 | 164,315 |
| | Annual payment | 113 | 98 | 236 |
| | Semi-annual payment | 12 | 10 | 23 |
| | Monthly payment | 743 | 672 | 1,468 |
| Group insurance | | 2,547 | 2,016 | 4,832 |
| Group annuities | | 1,987 | 1,798 | 4,119 |
| Total | | 104,933 | 84,227 | 203,351 |

**(17) Insurance Claims**

(Millions of yen)

| Category | Six Months Ended September 30, 2005 | Individual insurance | Individual annuities | Group insurance | Group annuities | Workers' asset formation insurance and annuities | Others | Six Months Ended September 30, 2006 | Year Ended March 31, 2006 |
|---|---|---|---|---|---|---|---|---|---|
| Death benefits | 6,651 | 3,970 | - | 1,254 | - | - | - | 5,224 | 12,684 |
| Accidental death benefits | 15 | 69 | - | 3 | - | - | - | 72 | 84 |
| Disability benefits | 440 | 322 | - | 54 | - | - | - | 377 | 702 |
| Maturity benefits | 5,655 | 4,440 | - | - | - | 17 | - | 4,458 | 10,573 |
| Others | 2 | 27 | - | - | - | - | - | 27 | 2 |
| Total | 12,765 | 8,830 | - | 1,312 | - | 17 | - | 10,160 | 24,046 |

**(18) Annuity Payments**

(Millions of yen)

| Six Months Ended September 30, 2005 | Individual insurance | Individual annuities | Group insurance | Group annuities | Workers' asset formation insurance and annuities | Others | Six Months Ended September 30, 2006 | Year Ended March 31, 2006 |
|---|---|---|---|---|---|---|---|---|
| 2,563 | - | 1,956 | 22 | 545 | 31 | - | 2,555 | 5,017 |

**(19) Insurance Benefits**

(Millions of yen)

| Category | Six Months Ended September 30, 2005 | Individual insurance | Individual annuities | Group insurance | Group annuities | Workers' asset formation insurance and annuities | Others | Six Months Ended September 30, 2006 | Year Ended March 31, 2006 |
|---|---|---|---|---|---|---|---|---|---|
| Death benefits | 2,707 | 0 | 3,094 | - | - | 0 | - | 3,095 | 7,032 |
| Hospitalization benefits | 822 | 690 | 1 | 4 | - | - | 0 | 696 | 1,567 |
| Operation benefits | 323 | 313 | 0 | - | - | - | - | 314 | 634 |
| Injury benefits | 19 | 12 | - | 0 | - | - | - | 13 | 20 |
| Survival benefits | 1,352 | 816 | - | - | - | 0 | - | 817 | 3,261 |
| Others | 2,094 | 31 | - | - | 1,934 | - | - | 1,966 | 4,170 |
| Total | 7,319 | 1,865 | 3,096 | 4 | 1,934 | 1 | 0 | 6,902 | 16,686 |

**(20) Surrender Payments**

(Millions of yen)

| Six Months Ended September 30, 2005 | Individual insurance | Individual annuities | Group insurance | Group annuities | Workers' asset formation insurance and annuities | Others | Six Months Ended September 30, 2006 | Year Ended March 31, 2006 |
|---|---|---|---|---|---|---|---|---|
| 14,481 | 4,504 | 16,511 | - | 447 | 24 | - | 21,487 | 38,812 |

**(21) Operating Expenses**

(Millions of yen)

| Category | Six Months Ended September 30, 2005 | Six Months Ended September 30, 2006 | Year Ended March 31, 2006 |
|---|---|---|---|
| Sales activity related expenses | 4,556 | 3,076 | 9,127 |
| Sales administrative expenses | 771 | 249 | 1,184 |
| General administrative expenses | 4,612 | 4,483 | 9,981 |
| Total | 9,941 | 7,809 | 20,294 |

**(22) Operating Expense Ratio (Against Insurance Premiums)**

(%)

| Category | Six Months Ended September 30, 2005 | Six Months Ended September 30, 2006 | Year Ended March 31, 2006 |
|---|---|---|---|
| Operating expense ratio | 9.5 | 9.3 | 10.0 |

## 2. Investment in General Account Assets for the Six Months Ended September 30, 2006

### (1) Interim Term Ended September 30, 2006 Investment Performance

As of September 30, 2006, general account assets amounted to ¥469.6 billion (¥476.3 billion), down ¥6.6 billion from the level at the end of the previous fiscal year (hereinafter, figures in parentheses represent levels at the end of the previous fiscal year).

For the interim term ended September 30, 2006, T&D Financial Life reduced the amount of investments in currency-hedged foreign bonds to 0.4% (7.4%) of the Company's general account assets, while continuing to invest mainly in yen-denominated fixed income assets.

At the end of the interim term ended September 30, 2006, the percentages of general account assets in principal categories were as follows: domestic bonds, 74.3% (65.5%); domestic stocks, 0.1% (0.1%); foreign securities, 5.5% ( 9.4%); other securities, 3.0%(8.7%); and loans, 2.5% (2.8%).

For the interim term ended September 30, 2006, net investment income decreased by ¥0.5 billion from the same term of the previous fiscal year, to ¥0.1 billion. This was mainly due to the losses on sales of currency-hedged foreign bonds of ¥0.8 billion.

**(2) Asset Composition**

(Millions of yen, %)

| Category | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| Cash and deposits, call loans | 44,654 | 9.6 | 35,530 | 7.6 | 30,582 | 6.4 |
| Securities repurchased under resale agreements | - | - | - | - | - | - |
| Pledged money for bond borrowing transaction | - | - | - | - | - | - |
| Monetary claims purchased | - | - | - | - | - | - |
| Securities under proprietary accounts | - | - | - | - | - | - |
| Monetary trusts | 7,158 | 1.5 | 10,138 | 2.2 | 7,748 | 1.6 |
| Securities | 373,349 | 80.3 | 389,202 | 82.9 | 398,232 | 83.6 |
| Domestic bonds | 284,485 | 61.2 | 348,799 | 74.3 | 311,786 | 65.5 |
| Domestic stocks | 420 | 0.1 | 408 | 0.1 | 481 | 0.1 |
| Foreign securities | 42,738 | 9.2 | 25,688 | 5.5 | 44,607 | 9.4 |
| Bonds | 29,548 | 6.4 | 17,574 | 3.7 | 27,566 | 5.8 |
| Stock, etc. | 13,190 | 2.8 | 8,114 | 1.7 | 17,041 | 3.6 |
| Other securities | 45,705 | 9.8 | 14,306 | 3.0 | 41,356 | 8.7 |
| Loans | 14,304 | 3.1 | 11,847 | 2.5 | 13,333 | 2.8 |
| Property and equipment | 125 | 0.0 | 294 | 0.1 | 125 | 0.0 |
| Deferred tax asset | 5,052 | 1.1 | 4,934 | 1.1 | 5,207 | 1.1 |
| Other assets | 20,262 | 4.4 | 17,818 | 3.8 | 21,200 | 4.5 |
| Reserve for possible loan losses | (144) | (0.0) | (72) | (0.0) | (92) | (0.0) |
| Total assets | 464,764 | 100.0 | 469,693 | 100.0 | 476,337 | 100.0 |
| Foreign currency denominated assets | 643 | 0.1 | 666 | 0.1 | 658 | 0.1 |

**(3) Changes in the Amount of Assets by Categories**

(Millions of yen)

| Category | Six Months Ended September 30, 2005 | Six Months Ended September 30, 2006 | Year Ended March 31, 2006 |
|---|---|---|---|
| Cash and deposits, call loans | 11,368 | 4,948 | (2,703) |
| Securities repurchased under resale agreements | - | - | - |
| Pledged money for bond borrowing transaction | - | - | - |
| Monetary claims purchased | - | - | - |
| Securities under proprietary accounts | - | - | - |
| Monetary trusts | 121 | 2,390 | 711 |
| Securities | (14,401) | (9,030) | 10,481 |
| Domestic bonds | 16,491 | 37,013 | 43,792 |
| Domestic stocks | 36 | (73) | 97 |
| Foreign securities | (8,594) | (18,919) | (6,725) |
| Bonds | (1,371) | (9,991) | (3,353) |
| Stock, etc. | (7,222) | (8,927) | (3,371) |
| Other securities | (22,335) | (27,050) | (26,683) |
| Loans | (448) | (1,486) | (1,419) |
| Property and equipment | (36) | 169 | (37) |
| Deferred tax asset | (2,018) | (273) | (1,864) |
| Other assets | (11,274) | (3,382) | (10,335) |
| Reserve for possible loan losses | 0 | 20 | 52 |
| Total assets | (16,688) | (6,643) | (5,115) |
| Foreign currency denominated assets | 19 | 7 | 34 |

**(4) Investment Income**

(Millions of yen)

| Category | Six Months Ended September 30, 2005 | Six Months Ended September 30, 2006 | Year Ended March 31, 2006 |
|---|---|---|---|
| Interests, dividends and income from real estate for rent | 2,442 | 2,237 | 4,590 |
| Interest income from deposits | 0 | 0 | 0 |
| Interest income and dividends from securities | 2,255 | 2,051 | 4,224 |
| Interest income from loans | 186 | 176 | 366 |
| Income from real estate for rent | - | - | - |
| Other income from interest and dividends | 0 | 8 | 0 |
| Gain on securities under proprietary accounts | - | - | - |
| Gains from monetary trusts, net | - | - | - |
| Gains on investments in trading securities, net | - | - | - |
| Gains on sale of securities | 251 | 333 | 502 |
| Gains on sale of domestic bonds | 90 | - | 145 |
| Gains on sale of domestic stocks | 160 | 333 | 356 |
| Gains on sale of foreign securities | - | - | - |
| Other | - | - | - |
| Gains on redemption of securities | 0 | 0 | 0 |
| Gains from derivatives, net | - | - | - |
| Foreign exchange gains, net | - | - | 0 |
| Other investment income | 106 | 53 | 170 |
| Total | 2,800 | 2,624 | 5,264 |

**(5) Investment Expenses**

(Millions of yen)

| Category | Six Months Ended September 30, 2005 | Six Months Ended September 30, 2006 | Year Ended March 31, 2006 |
|---|---|---|---|
| Interest expense | 0 | 0 | 1 |
| Losses on securities under proprietary accounts | - | - | - |
| Losses from monetary trusts, net | 1,878 | 1,609 | 4,788 |
| Losses on investments in trading securities, net | - | - | - |
| Losses on sale of securities | 164 | 807 | 291 |
| Losses on sale of domestic bonds | 97 | 659 | 206 |
| Losses on sale of domestic stocks | 2 | - | 21 |
| Losses on sale of foreign securities | 63 | 148 | 63 |
| Other | - | - | - |
| Devaluation losses on securities | 55 | - | 55 |
| Devaluation losses on domestic bonds | - | - | - |
| Devaluation losses on domestic stocks | 55 | - | 55 |
| Devaluation losses on foreign securities | - | - | - |
| Other | - | - | - |
| Amortization of securities | 1 | - | 1 |
| Losses from derivatives, net | - | - | - |
| Foreign exchange losses, net | 0 | 0 | 0 |
| Provision for reserve for possible loan losses | - | - | - |
| Write-off of loans | - | - | - |
| Depreciation of real estate for rent | - | - | - |
| Other investment expenses | 15 | 22 | 61 |
| Total | 2,116 | 2,440 | 5,202 |

*Note: The figures of gains and losses from monetary trusts are equal to gains and losses on derivative transactions for the purpose of hedging minimum guarantee risks relating to individual variable annuities.*

**(6) Net Investment Income**

(Millions of yen)

| Category | Six Months Ended September 30, 2005 | Six Months Ended September 30, 2006 | Year Ended March 31, 2006 |
|---|---|---|---|
| Net investment income | 684 | 184 | 62 |

**(7) Securities**

(Millions of yen, %)

| Category | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| Government bonds | 261,214 | 70.0 | 330,884 | 85.0 | 288,693 | 72.5 |
| Municipal bonds | - | - | - | - | - | - |
| Corporate bonds | 23,270 | 6.2 | 17,915 | 4.6 | 23,092 | 5.8 |
| Public corporation bonds | 4 | 0.0 | 11 | 0.0 | 4 | 0.0 |
| Domestic stocks | 420 | 0.1 | 408 | 0.1 | 481 | 0.1 |
| Foreign securities | 42,738 | 11.4 | 25,688 | 6.6 | 44,607 | 11.2 |
| Bonds | 29,548 | 7.9 | 17,574 | 4.5 | 27,566 | 6.9 |
| Stocks, etc. | 13,190 | 3.5 | 8,114 | 2.1 | 17,041 | 4.3 |
| Other securities | 45,705 | 12.2 | 14,306 | 3.7 | 41,356 | 10.4 |
| Total | 373,349 | 100.0 | 389,202 | 100.0 | 398,232 | 100.0 |

**(8) Securities by Contractual Maturity Dates**

(Millions of yen)

| Category | As of September 30, 2005 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Due in One Year or Less | Due after One Year through Three Years | Due after Three Years through Five Years | Due after Five Years through Seven Years | Due after Seven Years through Ten Years | Due after Ten Years* | Total |
| Government bonds | 42,532 | 55,203 | 76,454 | 34,130 | 166 | 52,726 | 261,214 |
| Municipal bonds | - | - | - | - | - | - | - |
| Corporate bonds | - | 262 | 1,012 | 9,996 | 6,998 | 5,000 | 23,270 |
| Domestic stocks | | | | | | 420 | 420 |
| Foreign securities | 2,008 | 17,581 | 48 | - | - | 23,100 | 42,738 |
| Bonds | 2,000 | 17,548 | - | - | - | 10,000 | 29,548 |
| Stocks, etc. | 8 | 32 | 48 | - | - | 13,100 | 13,190 |
| Other securities | 5,044 | 2,391 | 213 | - | 1,009 | 37,046 | 45,705 |
| Total | 49,585 | 75,438 | 77,729 | 44,127 | 8,174 | 118,294 | 373,349 |

(Millions of yen)

| Category | As of September 30, 2006 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Due in One Year or Less | Due after One Year through Three Years | Due after Three Years through Five Years | Due after Five Years through Seven Years | Due after Seven Years through Ten Years | Due after Ten Years* | Total |
| Government bonds | 112,951 | 75,267 | 68,083 | 11,901 | 8,794 | 53,885 | 330,884 |
| Municipal bonds | - | - | - | - | - | - | - |
| Corporate bonds | - | 907 | 11 | 14,997 | 1,998 | - | 17,915 |
| Domestic stocks | | | | | | 408 | 408 |
| Foreign securities | 2,271 | 15,390 | - | - | - | 8,026 | 25,688 |
| Bonds | 2,232 | 15,342 | - | - | - | - | 17,574 |
| Stocks, etc. | 39 | 48 | - | - | - | 8,026 | 8,114 |
| Other securities | 2,079 | 240 | 114 | - | 2,306 | 9,565 | 14,306 |
| Total | 117,302 | 91,805 | 68,209 | 26,899 | 13,099 | 71,885 | 389,202 |

(Millions of yen)

| Category | As of March 31, 2006 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Due in One Year or Less | Due after One Year through Three Years | Due after Three Years through Five Years | Due after Five Years through Seven Years | Due after Seven Years through Ten Years | Due after Ten Years* | Total |
| Government bonds | 67,034 | 60,525 | 85,172 | 15,100 | 6,214 | 54,646 | 288,693 |
| Municipal bonds | - | - | - | - | - | - | - |
| Corporate bonds | - | 1,093 | 4 | 9,996 | 6,998 | 5,000 | 23,092 |
| Domestic stocks | | | | | | 481 | 481 |
| Foreign securities | 1,999 | 15,654 | - | - | - | 26,954 | 44,607 |
| Bonds | 1,999 | 15,566 | - | - | - | 10,000 | 27,566 |
| Stocks, etc. | - | 87 | - | - | - | 16,954 | 17,041 |
| Other securities | 190 | 2,180 | 108 | - | 2,512 | 36,365 | 41,356 |
| Total | 69,224 | 79,453 | 85,285 | 25,096 | 15,725 | 123,447 | 398,232 |

** Includes securities with maturity dates unfixed.*

**(9) Stock Holdings by Industry**

(Millions of yen, %)

| Category | | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|---|
| | | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| Fisheries, agriculture and forestry | | - | - | - | - | - | - |
| Mining | | - | - | - | - | - | - |
| Construction | | 19 | 4.5 | 0 | 0.0 | 0 | 0.0 |
| Manufacturing industries | | | | | | | |
| | Food products | - | - | - | - | - | - |
| | Textiles and clothing | - | - | - | - | - | - |
| | Pulp and paper | - | - | - | - | - | - |
| | Chemicals | - | - | - | - | - | - |
| | Medicals | - | - | - | - | - | - |
| | Oil and coal products | - | - | - | - | - | - |
| | Rubber products | - | - | - | - | - | - |
| | Glass and stone products | - | - | - | - | - | - |
| | Steel | - | - | - | - | - | - |
| | Non-steel metals | - | - | - | - | - | - |
| | Metal products | - | - | - | - | - | - |
| | Machinery | - | - | - | - | - | - |
| | Electric appliances | - | - | - | - | - | - |
| | Transportation vehicles | - | - | - | - | - | - |
| | Precision machinery | - | - | - | - | - | - |
| | Others | 7 | 1.7 | - | - | - | - |
| Electric and gas utilities | | - | - | - | - | - | - |
| Transportation / information telecommunications | | | | | | | |
| | Ground transportation | 3 | 0.8 | - | - | - | - |
| | Water transportation | 13 | 3.1 | - | - | - | - |
| | Air transportation | 26 | 6.4 | 26 | 6.5 | 26 | 5.5 |
| | Warehouses / transportation | - | - | - | - | - | - |
| | Information / telecommunications | - | - | - | - | - | - |
| Commerce | | | | | | | |
| | Wholesalers | - | - | - | - | - | - |
| | Retailers | 257 | 61.1 | 292 | 71.7 | 365 | 75.9 |
| Financial services / insurance | | | | | | | |
| | Banking | 4 | 1.2 | - | - | - | - |
| | Securities and commodity futures trading | - | - | - | - | - | - |
| | Insurance | - | - | - | - | - | - |
| | Other financial services | 12 | 3.0 | 12 | 3.1 | 12 | 2.6 |
| Real estate | | 49 | 11.8 | 49 | 12.0 | 49 | 10.3 |
| Service companies | | 27 | 6.5 | 27 | 6.7 | 27 | 5.7 |
| Total | | 420 | 100.0 | 408 | 100.0 | 481 | 100.0 |

*Note: Categories of stock holdings by industry are based on the classification by Securities Identification Code Committee.*

### (10) Loans

(Millions of yen)

| Category | As of September 30, 2005 | As of September 30, 2006 | As of March 31, 2006 |
|---|---|---|---|
| Policy loans | 9,212 | 8,031 | 8,261 |
| Policyholder loans | 7,609 | 6,558 | 6,856 |
| Premium loans | 1,603 | 1,473 | 1,405 |
| Commercial loans | 5,092 | 3,815 | 5,071 |
| Loans to non-residents | - | - | - |
| Loans to corporations | 5,000 | 3,750 | 5,000 |
| Loans to domestic corporations | 5,000 | 3,750 | 5,000 |
| Loans to Japanese government, government-related organizations and international organizations | 58 | 47 | 50 |
| Loans to Japanese local governments and public entities | 3 | 0 | 2 |
| Mortgage loans | - | - | - |
| Consumer loans | - | - | - |
| Others | 30 | 17 | 18 |
| Total | 14,304 | 11,847 | 13,333 |

### (11) Loans to Domestic Companies by Company Size

(Number, Millions of yen, %)

| Category | | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|---|
| | | | Percentage | | Percentage | | Percentage |
| Large corporations | Number of debtors | - | - | 1 | 100.0 | 1 | 100.0 |
| | Amount of loans | - | - | 3,750 | 100.0 | 5,000 | 100.0 |
| Medium-sized corporations | Number of debtors | - | - | - | - | - | - |
| | Amount of loans | - | - | - | - | - | - |
| Small corporations | Number of debtors | 1 | 100.0 | - | - | - | - |
| | Amount of loans | 5,000 | 100.0 | - | - | - | - |
| Total | Number of debtors | 1 | 100.0 | 1 | 100.0 | 1 | 100.0 |
| | Amount of loans | 5,000 | 100.0 | 3,750 | 100.0 | 5,000 | 100.0 |

*Notes:*

*1. Corporations are grouped as follows:*

| Business type | (i) All except (ii)-(iv) | | (ii) Retail & restaurants | | (iii) Services | | (iv) Wholesalers | |
|---|---|---|---|---|---|---|---|---|
| Large-sized corporations | With employees more than 300, and | With a capital of 1 billion yen or more | With more than 50 employees, and | With a capital of 1 billion yen or more | With more than 100 employees, and | With a capital of 1 billion yen or more | With more than 100 employees, and | With a capital of 1 billion yen or more |
| Medium-sized corporations | | With a capital of more than 300 million yen and less than 1 billion yen | | With a capital of more than 50 million yen and less than 1 billion yen | | With a capital of more than 50 million yen and less than 1 billion yen | | With a capital of more than 100 million yen and less than 1 billion yen |
| Small- and medium-sized corporations | With a capital of 300 million yen or less, or regular employees of 300 or less | | With a capital of 50 million yen or less, or regular employees of 50 or less | | With a capital of 50 million yen or less, or regular employees of 100 or less | | With a capital of 100 million yen or less, or regular employees of 100 or less | |

*2. The number of debtors represents those who have an obligation, net of loans to the Company, not the number of loan transactions.*

**(12) Loans by Industry**

(Millions of yen, %)

| Category | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| Domestic Loans | | | | | | |
| Manufacturing Industries | - | - | - | - | - | - |
| Food products | - | - | - | - | - | - |
| Textiles and clothing | - | - | - | - | - | - |
| Timber, wood products, pulp and paper | - | - | - | - | - | - |
| Printing | - | - | - | - | - | - |
| Chemicals | - | - | - | - | - | - |
| Oil and coal | - | - | - | - | - | - |
| Ceramic and stone products | - | - | - | - | - | - |
| Steel | - | - | - | - | - | - |
| Non-steel metals | - | - | - | - | - | - |
| Metal products | - | - | - | - | - | - |
| Machinery | - | - | - | - | - | - |
| Electric appliances | - | - | - | - | - | - |
| Transportation vehicles | - | - | - | - | - | - |
| Precision machinery | - | - | - | - | - | - |
| Others | - | - | - | - | - | - |
| Agriculture, forestry, fisheries | - | - | - | - | - | - |
| Mining | - | - | - | - | - | - |
| Construction | - | - | - | - | - | - |
| Utilities | - | - | - | - | - | - |
| Telecommunications | - | - | - | - | - | - |
| Transportation | 27 | 0.5 | 15 | 0.4 | 20 | 0.4 |
| Wholesalers | - | - | - | - | - | - |
| Retailers | - | - | - | - | - | - |
| Financial services/insurance | 5,023 | 98.6 | 3,774 | 98.9 | 5,022 | 99.0 |
| Real estate | - | - | - | - | - | - |
| Service companies | 8 | 0.2 | 8 | 0.2 | 8 | 0.2 |
| Local governments | 3 | 0.1 | 0 | 0.0 | 2 | 0.0 |
| Mortgage and consumer and others | 30 | 0.6 | 17 | 0.5 | 18 | 0.4 |
| Total | 5,092 | 100.0 | 3,815 | 100.0 | 5,071 | 100.0 |
| Foreign Loans | | | | | | |
| Governments, etc. | - | - | - | - | - | - |
| Financial institutions | - | - | - | - | - | - |
| Commerce and industry companies, etc. | - | - | - | - | - | - |
| Total | - | - | - | - | - | - |
| Total | 5,092 | 100.0 | 3,815 | 100.0 | 5,071 | 100.0 |

*Note: Categories of domestic loans by industry are based on the classification of Bank of Japan's survey.*

### (13) Foreign Investments

**1) Investments by asset category**

(a) Denominated in foreign currency (yen amount not fixed) (Millions of yen, %)

| Category | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| Foreign bonds | 549 | 0.7 | 574 | 1.8 | 566 | 0.8 |
| Foreign stocks | - | - | - | - | - | - |
| Non yen-denominated cash, cash equivalents and other assets | 93 | 0.1 | 91 | 0.3 | 91 | 0.1 |
| Total | 643 | 0.9 | 666 | 2.1 | 658 | 0.9 |

(b) Denominated in foreign currency (yen amount fixed with forward currency exchange contracts) (Millions of yen, %)

| Category | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| Foreign bonds | - | - | - | - | - | - |
| Non yen-denominated cash, cash equivalents and other assets | - | - | - | - | - | - |
| Total | - | - | - | - | - | - |

(c) Denominated in yen (Millions of yen, %)

| Category | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| Loans to borrowers located outside of Japan | - | - | - | - | - | - |
| Foreign bonds | 28,998 | 39.2 | 16,999 | 54.2 | 26,999 | 36.0 |
| Foreign stocks, etc | 44,243 | 59.9 | 13,666 | 43.6 | 47,301 | 63.1 |
| Other | 36 | 0.0 | 31 | 0.1 | 36 | 0.0 |
| Total | 73,278 | 99.1 | 30,697 | 97.9 | 74,337 | 99.1 |

(d) Total (Millions of yen, %)

| Category | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| Total foreign investments | 73,921 | 100.0 | 31,363 | 100.0 | 74,996 | 100.0 |

**2) Foreign currency denominated assets by currency** (Millions of yen, %)

| Category | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| U.S. dollar | 643 | 100.0 | 666 | 100.0 | 658 | 100.0 |
| Euro | - | - | - | - | - | - |
| Canadian dollar | - | - | - | - | - | - |
| Australian dollar | - | - | - | - | - | - |
| Others | - | - | - | - | - | - |
| Total | 643 | 100.0 | 666 | 100.0 | 658 | 100.0 |

**3) Investments by region**

(Millions of yen, %)

| Category | As of September 30, 2005 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Foreign Securities | | | | | | Loans to Borrowers Located Outside of Japan | |
| | | | Bonds | | Stocks, etc. | | | |
| | Amount | Percentage | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| North America | 597 | 1.4 | 549 | 1.9 | 48 | 0.4 | - | - |
| Europe | 19,088 | 44.7 | 10,000 | 33.8 | 9,088 | 68.9 | - | - |
| Oceania | - | - | - | - | - | - | - | - |
| Asia | - | - | - | - | - | - | - | - |
| Latin America | 23,052 | 53.9 | 18,998 | 64.3 | 4,053 | 30.7 | - | - |
| Middle East | - | - | - | - | - | - | - | - |
| Africa | - | - | - | - | - | - | - | - |
| International Organizations | - | - | - | - | - | - | - | - |
| Total | 42,738 | 100.0 | 29,548 | 100.0 | 13,190 | 100.0 | - | - |

(Millions of yen, %)

| Category | As of September 30, 2006 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Foreign Securities | | | | | | Loans to Borrowers Located Outside of Japan | |
| | | | Bonds | | Stocks, etc. | | | |
| | Amount | Percentage | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| North America | 622 | 2.4 | 574 | 3.3 | 48 | 0.6 | - | - |
| Europe | 1,957 | 7.6 | - | - | 1,957 | 24.1 | - | - |
| Oceania | - | - | - | - | - | - | - | - |
| Asia | - | - | - | - | - | - | - | - |
| Latin America | 23,108 | 90.0 | 16,999 | 96.7 | 6,108 | 75.3 | - | - |
| Middle East | - | - | - | - | - | - | - | - |
| Africa | - | - | - | - | - | - | - | - |
| International Organizations | - | - | - | - | - | - | - | - |
| Total | 25,688 | 100.0 | 17,574 | 100.0 | 8,114 | 100.0 | - | - |

(Millions of yen, %)

| Category | As of March 31, 2006 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Foreign Securities | | | | | | Loans to Borrowers Located Outside of Japan | |
| | | | Bonds | | Stocks, etc. | | | |
| | Amount | Percentage | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| North America | 614 | 1.4 | 566 | 2.1 | 47 | 0.3 | - | - |
| Europe | 18,854 | 42.3 | 10,000 | 36.3 | 8,854 | 52.0 | - | - |
| Oceania | - | - | - | - | - | - | - | - |
| Asia | - | - | - | - | - | - | - | - |
| Latin America | 25,139 | 56.4 | 16,999 | 61.7 | 8,139 | 47.8 | - | - |
| Middle East | - | - | - | - | - | - | - | - |
| Africa | - | - | - | - | - | - | - | - |
| International Organizations | - | - | - | - | - | - | - | - |
| Total | 44,607 | 100.0 | 27,566 | 100.0 | 17,041 | 100.0 | - | - |

**(14) Fair Value Information on Securities and Others**

**1) Valuation gains (losses) on trading securities**

(Millions of yen)

| Category | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Current fair value and carrying value | Valuation gains (losses) | Current fair value and carrying value | Valuation gains (losses) | Current fair value and carrying value | Valuation gains (losses) |
| Trading securities | 7,158 | (1,878) | 10,138 | (1,537) | 7,748 | (4,406) |

*Note: The above table includes securities such as monetary trusts on trading securities.*

**2) Fair value information on securities (except trading securities)**

**a. Securities with market value**

(Millions of yen)

| Category | As of September 30, 2005 | | | | |
|---|---|---|---|---|---|
| | Cost/ carrying value before mark-to-market | Current fair value | Net unrealized gains (losses) | | |
| | | | | Gains | Losses |
| Held-to-maturity securities | 270,090 | 272,264 | 2,173 | 2,847 | (673) |
| Policy reserve matching bonds | - | - | - | - | - |
| Stocks of subsidiaries and affiliated companies | - | - | - | - | - |
| Available-for-sale securities | 101,943 | 102,494 | 550 | 1,546 | (995) |
| Domestic bonds | 43,938 | 43,393 | (545) | 5 | (551) |
| Domestic stocks | 99 | 257 | 157 | 157 | - |
| Foreign securities | 13,663 | 13,739 | 75 | 166 | (90) |
| Bonds | 596 | 549 | (47) | - | (47) |
| Stocks, etc. | 13,067 | 13,190 | 122 | 166 | (43) |
| Other securities | 44,241 | 45,104 | 863 | 1,217 | (353) |
| Monetary claims purchased | - | - | - | - | - |
| Certificates of deposit | - | - | - | - | - |
| Others | - | - | - | - | - |
| Total | 372,033 | 374,758 | 2,724 | 4,394 | (1,669) |
| Domestic bonds | 285,030 | 286,885 | 1,854 | 2,825 | (971) |
| Domestic stocks | 99 | 257 | 157 | 157 | - |
| Foreign securities | 42,662 | 42,512 | (150) | 193 | (344) |
| Bonds | 29,595 | 29,322 | (273) | 27 | (301) |
| Stocks, etc. | 13,067 | 13,190 | 122 | 166 | (43) |
| Other securities | 44,241 | 45,104 | 863 | 1,217 | (353) |
| Monetary claims purchased | - | - | - | - | - |
| Certificates of deposit | - | - | - | - | - |
| Others | - | - | - | - | - |

*Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.*

**b. Securities without market value (Carrying value)**

(Millions of yen)

| Category | As of September 30, 2005 |
|---|---|
| Held-to-maturity securities | - |
| Unlisted foreign bonds | - |
| Other securities | - |
| Policy reserve matching bonds | - |
| Stocks of subsidiaries and affiliated companies | - |
| Available-for-sale securities | 764 |
| Unlisted domestic stocks (excluding over-the-counter stocks) | 163 |
| Unlisted foreign stocks (excluding over-the-counter stocks) | - |
| Unlisted foreign bonds | - |
| Others | 600 |
| Total | 764 |

**a. Securities with market value**

(Millions of yen)

| Category | As of September 30, 2006 | | | | |
|---|---|---|---|---|---|
| | Cost/ carrying value before mark-to-market | Current fair value | Net unrealized gains (losses) | | |
| | | | | Gains | Losses |
| Held-to-maturity securities | 306,873 | 307,063 | 190 | 1,316 | (1,126) |
| Policy reserve matching bonds | - | - | - | - | - |
| Stocks of subsidiaries and affiliated companies | - | - | - | - | - |
| Available-for-sale securities | 82,596 | 81,761 | (835) | 1,158 | (1,993) |
| Domestic bonds | 60,334 | 58,926 | (1,408) | 32 | (1,441) |
| Domestic stocks | 99 | 292 | 192 | 192 | - |
| Foreign securities | 8,690 | 8,688 | (2) | 76 | (79) |
| Bonds | 593 | 574 | (19) | - | (19) |
| Stocks, etc. | 8,097 | 8,114 | 16 | 76 | (59) |
| Other securities | 13,470 | 13,853 | 382 | 856 | (473) |
| Monetary claims purchased | - | - | - | - | - |
| Certificates of deposit | - | - | - | - | - |
| Others | - | - | - | - | - |
| Total | 389,469 | 388,824 | (644) | 2,475 | (3,119) |
| Domestic bonds | 350,207 | 348,996 | (1,211) | 1,348 | (2,559) |
| Domestic stocks | 99 | 292 | 192 | 192 | - |
| Foreign securities | 25,690 | 25,681 | (9) | 77 | (86) |
| Bonds | 17,593 | 17,567 | (26) | 0 | (26) |
| Stocks, etc. | 8,097 | 8,114 | 16 | 76 | (59) |
| Other securities | 13,470 | 13,853 | 382 | 856 | (473) |
| Monetary claims purchased | - | - | - | - | - |
| Certificates of deposit | - | - | - | - | - |
| Others | - | - | - | - | - |

*Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.*

**b. Securities without market value (Carrying value)**

(Millions of yen)

| Category | As of September 30, 2006 |
|---|---|
| Held-to-maturity securities | - |
| Unlisted foreign bonds | - |
| Other securities | - |
| Policy reserve matching bonds | - |
| Stocks of subsidiaries and affiliated companies | - |
| Available-for-sale securities | 568 |
| Unlisted domestic stocks (excluding over-the-counter stocks) | 115 |
| Unlisted foreign stocks (excluding over-the-counter stocks) | - |
| Unlisted foreign bonds | - |
| Others | 452 |
| Total | 568 |

**a. Securities with market value**

(Millions of yen)

| Category | As of March 31, 2006 | | | | |
|---|---|---|---|---|---|
| | Cost/ carrying value before mark-to-market | Current fair value | Net unrealized gains (losses) | | |
| | | | | Gains | Losses |
| Held-to-maturity securities | 285,920 | 285,309 | (610) | 682 | (1,293) |
| Policy reserve matching bonds | - | - | - | - | - |
| Stocks of subsidiaries and affiliated companies | - | - | - | - | - |
| Available-for-sale securities | 112,461 | 111,711 | (749) | 1,994 | (2,743) |
| Domestic bonds | 54,868 | 52,865 | (2,003) | 0 | (2,003) |
| Domestic stocks | 99 | 365 | 265 | 265 | - |
| Foreign securities | 17,633 | 17,608 | (24) | 128 | (153) |
| Bonds | 595 | 566 | (28) | - | (28) |
| Stocks, etc. | 17,038 | 17,041 | 3 | 128 | (125) |
| Other securities | 39,859 | 40,872 | 1,013 | 1,599 | (585) |
| Monetary claims purchased | - | - | - | - | - |
| Certificates of deposit | - | - | - | - | - |
| Others | - | - | - | - | - |
| Total | 398,381 | 397,021 | (1,360) | 2,676 | (4,036) |
| Domestic bonds | 313,789 | 311,096 | (2,693) | 588 | (3,281) |
| Domestic stocks | 99 | 365 | 265 | 265 | - |
| Foreign securities | 44,632 | 44,686 | 53 | 222 | (168) |
| Bonds | 27,594 | 27,645 | 50 | 93 | (43) |
| Stocks, etc. | 17,038 | 17,041 | 3 | 128 | (125) |
| Other securities | 39,859 | 40,872 | 1,013 | 1,599 | (585) |
| Monetary claims purchased | - | - | - | - | - |
| Certificates of deposit | - | - | - | - | - |
| Others | - | - | - | - | - |

*Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.*

**b. Securities without market value (Carrying value)**

(Millions of yen)

| Category | As of March 31, 2006 |
|---|---|
| Held-to-maturity securities | - |
| Unlisted foreign bonds | - |
| Other securities | - |
| Policy reserve matching bonds | - |
| Stocks of subsidiaries and affiliated companies | - |
| Available-for-sale securities | 600 |
| Unlisted domestic stocks (excluding over-the-counter stocks) | 116 |
| Unlisted foreign stocks (excluding over-the-counter stocks) | - |
| Unlisted foreign bonds | - |
| Others | 484 |
| Total | 600 |

3) Fair value information on monetary trusts

a. Monetary trusts for investment

(Millions of yen)

| Category | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Carrying value | Net valuation gains(losses) | Carrying value | Net valuation gains(losses) | Carrying value | Net valuation gains(losses) |
| Monetary trusts for investment | 7,158 | (1,878) | 10,138 | (1,537) | 7,748 | (4,406) |

b. Monetary trusts for held-to-maturity, policy reserve matching securities and others

(Millions of yen)

| Category | As of September 30, 2005 | | | | |
|---|---|---|---|---|---|
| | Carrying value | Current fair value | Net unrealized gains (losses) | | |
| | | | | Gains | Losses |
| Monetary trusts for held-to-maturity | - | - | - | - | - |
| Monetary trusts for policy reserve matching | - | - | - | - | - |
| Other monetary trusts | - | - | - | - | - |

| Category | As of September 30, 2006 | | | | |
|---|---|---|---|---|---|
| | Carrying value | Current fair value | Net unrealized gains (losses) | | |
| | | | | Gains | Losses |
| Monetary trusts for held-to-maturity | - | - | - | - | - |
| Monetary trusts for policy reserve matching | - | - | - | - | - |
| Other monetary trusts | - | - | - | - | - |

| Category | As of March 31, 2006 | | | | |
|---|---|---|---|---|---|
| | Carrying value | Current fair value | Net unrealized gains (losses) | | |
| | | | | Gains | Losses |
| Monetary trusts for held-to-maturity | - | - | - | - | - |
| Monetary trusts for policy reserve matching | - | - | - | - | - |
| Other monetary trusts | - | - | - | - | - |

4) Fair value information on real estate

(Millions of yen)

| Category | As of September 30, 2005 | | | | |
|---|---|---|---|---|---|
| | Carrying value | Current fair value | Net unrealized gains (losses) | | |
| | | | | Gains | Losses |
| Land | - | - | - | - | - |
| Leasehold | - | - | - | - | - |
| Total | - | - | - | - | - |

| Category | As of September 30, 2006 | | | | |
|---|---|---|---|---|---|
| | Carrying value | Current fair value | Net unrealized gains (losses) | | |
| | | | | Gains | Losses |
| Land | - | - | - | - | - |
| Leasehold | - | - | - | - | - |
| Total | - | - | - | - | - |

| Category | As of March 31, 2006 | | | | |
|---|---|---|---|---|---|
| | Carrying value | Current fair value | Net unrealized gains (losses) | | |
| | | | | Gains | Losses |
| Land | - | - | - | - | - |
| Leasehold | - | - | - | - | - |
| Total | - | - | - | - | - |

**5) Fair value information on derivative transactions**

**a) General information**

**1. Types of transaction**

The Company uses the following derivative transactions.

i) Currency-related : currency option transactions
ii) Interest-related : not applicable
iii) Stock-related : stock index option transactions
iv) Bond-related : not applicable

**2. Transaction policy**

The Company uses derivative transactions to hedge minimum guarantee risks (guaranteed minimum death benefit risk, guarantee of minimum annuitization value risk) relating to variable annuities.

**3. Purpose of use**

In accordance with the transaction policy, derivative transactions are used to hedge against the price fluctuation risks for the underlying assets of separate accounts.

**4. Risk profile**

Since the derivative transactions in which the Company is engaged are only put option purchases, it is exposed only to limited risks related to derivative transactions. Since it uses these transactions to hedge fluctuations of minimum guarantee risk from market risks (price fluctuation and currency risk) relating to the underlying assets of separate accounts, the risk of derivative transactions is limited further.

The risk of nonperformance by counterparties is also limited, because the Company only conducts transactions through exchanges or carefully selected OTC dealings with partners with high credit ratings.

**5. Risk management**

The policy of hedging minimum guarantee risk relating to variable annuities is stipulated in the Company's internal regulations regarding the execution and monitoring of hedging transactions, and the Company conducts tightly controlled operations in this respect. In the Company's approach to risk management, the front and back offices are separated into the investment section and the clerical and administrative section, which mutually supervise each other. The Total Risk Control Division also ascertains and analyzes all kinds of risks, including derivative transaction risk, and regularly reports to the Board of Directors.

**6. Supplemental information**

The Company does not apply hedge accounting to derivative transactions for the purpose of hedging minimum guarantee risk relating to variable annuities.

**b) Gains (losses) on derivatives with and without hedge accounting**

i) Currency-related transactions

(Millions of yen)

| Category | As of September 30, 2005 | | | | As of September 30, 2006 | | | | As of March 31, 2006 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Contracted value or notional principal amount | | Current market or fair value | Valuation gains (losses) | Contracted value or notional principal amount | | Current market or fair value | Valuation gains (losses) | Contracted value or notional principal amount | | Current market or fair value | Valuation gains (losses) |
| | | Over 1 Year | | | | Over 1 Year | | | | Over 1 Year | | |
| Over-the-counter transactions | | | | | | | | | | | | |
| Currency options: | | | | | | | | | | | | |
| Sold: | | | | | | | | | | | | |
| Call | - [-] | - [-] | [-] | [-] | - [-] | - [-] | [-] | [-] | - [-] | - [-] | [-] | [-] |
| U.S. dollar | - [-] | - [-] | [-] | [-] | - [-] | - [-] | [-] | [-] | - [-] | - [-] | [-] | [-] |
| Euro | - [-] | - [-] | [-] | [-] | - [-] | - [-] | [-] | [-] | - [-] | - [-] | [-] | [-] |
| Put | - [-] | - [-] | [-] | [-] | - [-] | - [-] | [-] | [-] | - [-] | - [-] | [-] | [-] |
| U.S. dollar | - [-] | - [-] | [-] | [-] | - [-] | - [-] | [-] | [-] | - [-] | - [-] | [-] | [-] |
| Euro | - [-] | - [-] | [-] | [-] | - [-] | - [-] | [-] | [-] | - [-] | - [-] | [-] | [-] |
| Bought: | | | | | | | | | | | | |
| Call | - [-] | - [-] | [-] | [-] | - [-] | - [-] | [-] | [-] | - [-] | - [-] | [-] | [-] |
| U.S. dollar | - [-] | - [-] | [-] | [-] | - [-] | - [-] | [-] | [-] | - [-] | - [-] | [-] | [-] |
| Euro | - [-] | - [-] | [-] | [-] | - [-] | - [-] | [-] | [-] | - [-] | - [-] | [-] | [-] |
| Put | 29,056 [3,157] | 25,236 [3,110] | [2,173] | [(983)] | 37,098 [4,520] | 33,714 [4,420] | [2,419] | [(2,101)] | 29,401 [3,446] | 26,945 [3,393] | [1,918] | [(1,528)] |
| U.S. dollar | 16,495 [1,952] | 14,353 [1,921] | [1,348] | [(604)] | 23,995 [3,143] | 21,803 [3,075] | [1,837] | [(1,306)] | 16,966 [2,159] | 15,536 [2,125] | [1,203] | [(955)] |
| Euro | 12,560 [1,205] | 10,882 [1,188] | [825] | [(379)] | 13,103 [1,376] | 11,911 [1,345] | [581] | [(795)] | 12,435 [1,287] | 11,408 [1,267] | [714] | [(572)] |
| Total | | | | (983) | | | | (2,101) | | | | (1,528) |

*Note: Parenthesized figures are option premiums.*

ii) Interest-related transactions

The Company held no interest-related derivative instruments as of September 30, 2005 and 2006 as well as March 31, 2006.

iii) Stock-related transactions

(Millions of yen)

| Category | As of September 30, 2005 | | | | As of September 30, 2006 | | | | As of March 31, 2006 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Contracted value or notional principal amount | | Current market or fair value | Valuation gains (losses) | Contracted value or notional principal amount | | Current market or fair value | Valuation gains (losses) | Contracted value or notional principal amount | | Current market or fair value | Valuation gains (losses) |
| | | Over 1 Year | | | | Over 1 Year | | | | Over 1 Year | | |
| Over-the-counter transactions | | | | | | | | | | | | |
| Stock index options: | | | | | | | | | | | | |
| Sold: | | | | | | | | | | | | |
| Call | - [-] | - [-] | [-] | [-] | - [-] | - [-] | [-] | [-] | - [-] | - [-] | [-] | [-] |
| Put | - [-] | - [-] | [-] | [-] | - [-] | - [-] | [-] | [-] | - [-] | - [-] | [-] | [-] |
| Bought: | | | | | | | | | | | | |
| Call | - [-] | - [-] | [-] | [-] | - [-] | - [-] | [-] | [-] | - [-] | - [-] | [-] | [-] |
| Put | 48,128 [4,207] | 42,523 [4,143] | [3,362] | [(844)] | 79,984 [9,260] | 74,070 [9,048] | [5,467] | [(3,793)] | 63,940 [7,014] | 59,531 [6,908] | [4,185] | [(2,828)] |
| Total | | | | (844) | | | | (3,793) | | | | (2,828) |

*Note: Parenthesized figures are option premiums.*

iv) Bond-related transactions

The Company held no bond-related derivative instruments as of September 30, 2005 and 2006 as well as March 31, 2006.

v) Others

The Company held no other derivative instruments as of September 30, 2005 and 2006 as well as March 31, 2006.

## 3. Status of Separate Account Assets

**(1) Balance of Separate Account Assets**

(Millions of yen)

| Category | As of September 30, 2005 | As of September 30, 2006 | As of March 31, 2006 |
|---|---|---|---|
| Individual variable insurance | 2,919 | 3,051 | 3,227 |
| Individual variable annuities | 352,460 | 487,732 | 456,198 |
| Group annuities | 59 | 44 | 56 |
| Total | 355,439 | 490,828 | 459,481 |

**(2) Total Number of Policies and Policy Amount in Force (Separate Accounts)**

**a. Individual variable insurance**

(Number: Thousands, Millions of yen)

| Category | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Number | Amount | Number | Amount | Number | Amount |
| Variable insurance (term life) | 0 | 25 | 0 | 15 | 0 | 16 |
| Variable insurance (whole life) | 3 | 12,683 | 3 | 12,417 | 3 | 12,533 |
| Total | 3 | 12,709 | 3 | 12,433 | 3 | 12,550 |

**b. Individual variable annuities**

(Number: Thousands, Millions of yen)

| Category | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Number | Amount | Number | Amount | Number | Amount |
| Variable annuities | 42 | 353,495 | 54 | 492,496 | 49 | 459,514 |
| Total | 42 | 353,495 | 54 | 492,496 | 49 | 459,514 |

## 4. Reconciliation to Core Profit and Non-Consolidated Ordinary Profit

### a. Reconciliation to Core Profit

(Millions of yen)

| Category | Six Months Ended September 30, 2005 | Six Months Ended September 30, 2006 | Year Ended March 31, 2006 |
|---|---|---|---|
| Core Revenues | 148,761 | 91,019 | 311,869 |
| Income from insurance premiums | 107,503 | 85,606 | 208,153 |
| Insurance premiums | 104,933 | 84,227 | 203,351 |
| Ceded reinsurance recoveries | 2,570 | 1,379 | 4,802 |
| Investment income | 37,832 | 2,290 | 91,788 |
| Interest, dividends and income from real estate for rent | 2,442 | 2,237 | 4,590 |
| Gains on redemption of securities | 0 | 0 | 0 |
| Other investment income | 106 | 53 | 170 |
| Gains on separate accounts, net | 35,282 | - | 87,026 |
| Other ordinary income | 3,424 | 3,122 | 11,926 |
| Income related to withheld insurance claims and other payments for future annuity payments | 2,434 | 2,719 | 6,413 |
| Income due to withheld insurance payments | 294 | 208 | 470 |
| Reversal of reserve for outstanding claims | 163 | - | 2,252 |
| Reversal of policy and other reserves | - | - | - |
| Reversal of reserve for employees' retirement benefits | 492 | 186 | 2,752 |
| Other ordinary income | 39 | 7 | 35 |
| Other core revenues | - | - | - |
| Core Expenses | 153,316 | 94,287 | 318,906 |
| Insurance claims and other payments | 43,451 | 47,875 | 97,131 |
| Insurance claims | 12,765 | 10,160 | 24,046 |
| Annuity payments | 2,563 | 2,555 | 5,017 |
| Insurance benefits | 7,319 | 6,902 | 16,686 |
| Surrender payments | 14,481 | 21,487 | 38,812 |
| Other payments | 5,030 | 4,762 | 9,235 |
| Reinsurance payments | 1,290 | 2,007 | 3,334 |
| Provision for policy and other reserves | 95,386 | 26,160 | 192,347 |
| Investment expenses | 17 | 11,286 | 64 |
| Interest expense | 0 | 0 | 1 |
| Losses from redemption of securities | 1 | - | 1 |
| Provision for reserve for possible loan losses | - | - | - |
| Depreciation of real estate for rent | - | - | - |
| Other investment expenses | 15 | 22 | 61 |
| Losses on separate accounts, net | - | 11,263 | - |
| Operating expenses | 9,941 | 7,809 | 20,294 |
| Other ordinary expenses | 4,520 | 1,155 | 9,068 |
| Payments related to withheld insurance claims | 260 | 232 | 543 |
| Taxes | 722 | 629 | 1,484 |
| Depreciation | 287 | 272 | 535 |
| Provision for reserve for employees' retirement benefits | - | - | - |
| Other ordinary expenses | 3,250 | 20 | 6,505 |
| Other core expenses | - | - | - |
| Core Profit | (4,555) | (3,267) | (7,037) |

**b. Reconciliation to Ordinary Profit**

(Millions of yen)

| Category | | Six Months Ended September 30, 2005 | Six Months Ended September 30, 2006 | Year Ended March 31, 2006 |
|---|---|---|---|---|
| Core profit | (A) | (4,555) | (3,267) | (7,037) |
| Capital gains | | 251 | 333 | 502 |
| Gains from monetary trusts, net | | - | - | - |
| Gains on investments in trading securities, net | | - | - | - |
| Gains on sale of securities | | 251 | 333 | 502 |
| Gains from derivatives, net | | - | - | - |
| Foreign exchange gains, net | | - | - | - |
| Others | | - | - | - |
| Capital losses | | 2,098 | 2,417 | 5,137 |
| Losses from monetary trusts, net | | 1,878 | 1,609 | 4,788 |
| Losses on investments in trading securities, net | | - | - | - |
| Losses on sale of securities | | 164 | 807 | 291 |
| Devaluation losses on securities | | 55 | - | 55 |
| Losses from derivatives, net | | - | - | - |
| Foreign exchange losses, net | | 0 | 0 | 0 |
| Others | | - | - | - |
| Capital gains/losses | (B) | (1,847) | (2,083) | (4,635) |
| Core profit reflecting capital gains/losses | (A+B) | (6,403) | (5,351) | (11,672) |
| Other one-time gains | | 1,845 | - | 2,962 |
| Ceding reinsurance recoveries | | - | - | - |
| Reversal of contingency reserve | | - | - | - |
| Others | | 1,845 | - | 2,962 |
| Other one-time losses | | 1,545 | 1,426 | 3,536 |
| Reinsurance premiums | | - | - | - |
| Provision for contingency reserve | | 1,545 | 1,361 | 3,536 |
| Provision for specific reserve for possible loan losses | | - | - | - |
| Provision for specific reserves for loans to refinancing countries | | - | - | - |
| Write-off of loans | | - | - | - |
| Others | | - | 64 | - |
| Other one-time gains/losses | (C) | 300 | (1,426) | (573) |
| Ordinary profit (losses) | (A+B+C) | (6,102) | (6,777) | (12,246) |

*Notes:*

*1. The figures of gains and losses from monetary trusts are equal to gains and losses on delivative transactions for the purpose of hedging minimum guarantee risks relating to individual variable annuities.*

*2. 'Others' in Other one-time gains and losses above include reversal and provision for policy reserve relating to minimum guarantee risks for individual variable annuities contracted prior to March 31, 2004, which were not mandatory in the FSA regulation.*

## 5. Disclosed Claims Based on Insurance Business Law Standard

(Millions of yen, %)

| Category | As of September 30, 2005 | As of September 30, 2006 | As of March 31, 2006 |
|---|---|---|---|
| Claims against bankrupt and quasi-bankrupt obligors | 461 | 105 | 94 |
| Claims with collection risk | - | - | - |
| Claims for special attention | - | - | - |
| Sub-total | 461 | 105 | 94 |
| [% of Total] | [ 3.17] | [ 0.88] | [ 0.70] |
| Claims against normal obligors | 14,073 | 11,948 | 13,434 |
| Total | 14,534 | 12,054 | 13,529 |

*Notes:*

*1. Claims against bankrupt and quasi-bankrupt obligors are loans to borrowers who are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings and other borrowers in serious financial difficulties.*

*2. Claims with collection risk are loans to obligors (other than bankrupt and quasi-bankrupt obligors) with deteriorated financial condition and results of operations from which it is unlikely that the principal and interest on the loans will be recovered.*

*3. Claims for special attention are loans on which principal and/or interest are past due for three months or more and loans with a concessionary interest rate, as well as loans with renegotiated conditions in favor of the borrower, including renegotiated schedule and/or waivers, in each case, other than the loans described in notes 1 or 2 above.*

*4. Claims against normal obligors are all other loans.*

*5. The amount of policy loans included in total loan amounts above as of September 30, 2006 is 8,175 million yen, including 42 million yen of claims against bankrupt and quasi-bankrupt obligors, and 8,133 million yen of claims against normal obligors.*

## 6. Risk Monitored Loans (Based on Insurance Business Law Guidelines)

(Millions of yen, %)

| Category | As of September 30, 2005 | As of September 30, 2006 | As of March 31, 2006 |
|---|---|---|---|
| Loans to bankrupt companies | - | - | - |
| Past due loans | 392 | 42 | 31 |
| Loans over due for three months or more | - | - | - |
| Restructured loans | - | - | - |
| Total: | 392 | 42 | 31 |
| [% of total loans] | [ 2.74] | [ 0.36] | [ 0.24] |

*Notes:*

*1. Loans to bankrupt companies are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to a significant delay in payment of principal or interest or for some other reason.*

*2. Past due loans are loans (other than the loans described in note 2 above and the loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting the borrower) on which the Company has stopped accruing interest based on self-assessment.*

*3. Loans over due for three months or more are loans, other than the loans described in notes 2 or 3 above, on which principal and/or interest are in arrears for three months or more.*

*4. Restructured loans are loans, other than the loans described in notes 2, 3 or 4 above, for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting the borrower.*

*5. The total amount of risk monitored loans as of September 30, 2006 are comprehensive policy loans. The all amount of policy loans applicable to risk monitored loans are reserved by the amount of surrender and lapse and others.*

## (Reference) Reserves for Possible Loan Losses

**(1) Reserves for Possible Loan Losses** (Millions of yen)

| Category | As of September 30, 2005 | As of September 30, 2006 | As of March 31, 2006 |
|---|---|---|---|
| General reserve | 13 | 4 | 13 |
| Specific reserve | 130 | 68 | 79 |
| Specific reserve for loans to refinancing countries | - | - | - |
| Total | 144 | 72 | 92 |

**(2) Specific Reserve for Possible Loan Losses** (Millions of yen)

| Category | Six Months Ended September 30, 2005 | Six Months Ended September 30, 2006 | Year Ended March 31, 2006 |
|---|---|---|---|
| Transfer | 130 | 68 | 1 |
| Reversal | 129 | 68 | 52 |
| Net transfer | 1 | (0) | (50) |

*Note: The amount of reversal indicated above does not include the amount of reversal made for any specific purpose.*

**(3) Specific Reserve for Loans to Refinancing Countries**

**a. Specific reserve for loans to refinancing countries**

The Company held no specific reserve for loans to refinancing countries as of September 30, 2006 and 2005, and March 31, 2006.

**b. Loan outstanding by country**

The Company held no specific reserve for loan outstanding by country as of September 30, 2006 and 2005, and March 31, 2006.

**(4) Write-off of Loans** (Millions of yen)

| Category | Six Months Ended September 30, 2005 | Six Months Ended September 30, 2006 | Year Ended March 31, 2006 |
|---|---|---|---|
| Write-off of Loans | - | - | - |

*Note: The amounts of loan write-offs are those representing the portions of the relevant collateralized or guaranteed credits to Bankrupt Debtors and Effectively Bankrupt Debtors that remain unrecoverable, after deduction of the amounts equivalent to those deemed recoverable by way of valuation of collateral or execution of guarantee, and are reduced directly from the relevant aggregate credits.*

## (Reference) Self-Assessment of Loans

Self-evaluation means individually reviewing each asset, and categorizing it according to risks in collection or deterioration of the value as an asset, which should provide the basis for adequate write-offs or reservation, and creation of reliable financial statements.

According to their risks in collection or deterioration of the value as an asset, assets are categorized into normal and three classes from Class II - IV.

T&D Financial Life has established the internal criteria for self-evaluation, and write-offs and reservation, and is carrying out strict self-evaluation, and write-offs and reserve.

In the results of self-evaluation as of September 30, 2006, the Company deducted all assets categorized Class IV as uncollectible, and added the adequate reserve. Thus, the Company is making efforts to keep soundness of its assets.

**Self-Assessment of Loans** (Millions of yen)

| Class | As of September 30, 2005 | | As of September 30, 2006 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Before write-offs / reservation | After write-offs / reservation | Before write-offs / reservation | After write-offs / reservation | Before write-offs / reservation | After write-offs / reservation |
| Normal | 14,419 | 14,471 | 11,990 | 11,991 | 13,465 | 13,466 |
| Class II | - | - | - | - | - | - |
| Class III | - | - | - | - | - | - |
| Class IV | 51 | - | 0 | - | 0 | - |
| Total balance of receivables | 14,471 | 14,471 | 11,991 | 11,991 | 13,466 | 13,466 |

*Note: The total balance of receivables includes loans, securities lent, guarantee endorsements, interest payable and suspense payments in addition to loans. The interest payable and suspense payments included here are limited to those related to loans and securities lent.*

## 7. Solvency Margin Ratio

(Millions of yen)

| Category | As of September 30, 2005 | As of September 30, 2006 | As of March 31, 2006 |
|---|---|---|---|
| Total solvency margin (A) | 40,453 | 69,122 | 71,703 |
| Net assets (less certain items) | 18,807 | 39,891 | 45,768 |
| Reserve for price fluctuations | 334 | 385 | 364 |
| Contingency reserve | 3,143 | 6,496 | 5,134 |
| Reserve for possible loan losses | 13 | 4 | 13 |
| Net unrealized gains on available-for-sale securities(before tax) (x 90 per cent., if gains; x 100 per cent., if losses) | 495 | (835) | (749) |
| Net unrealized gains(losses) on real estate (x 85 per cent., if gains; x 100 per cent., if losses) | - | - | - |
| Excess of amount of policy surrender payment | 16,887 | 22,563 | 20,555 |
| Unalloted portion of reserve for policyholder dividends | - | - | - |
| Future profits | 770 | 616 | 616 |
| Deferred tax assets | - | - | - |
| Subordinated debt | - | - | - |
| Deductible items | - | - | - |
| Total risk $\sqrt{R_1^2+(R_2+R_3+R_7)^2}+R_4$ (B) | 7,559 | 8,867 | 7,501 |
| Insurance risk $R_1$ | 2,921 | 2,517 | 2,660 |
| Assumed investment yield risk $R_2$ | 410 | 395 | 402 |
| Investment risk $R_3$ | 2,470 | 2,297 | 2,512 |
| Business risk $R_4$ | 287 | 320 | 281 |
| Minimum guarantee risk $R_7$ | 3,778 | 5,474 | 3,796 |
| Solvency margin ratio $\frac{(A)}{(1/2)\times(B)}\times 100$ | 1,070.3% | 1,559.0% | 1,911.8% |

*Notes:*

*1. The ratio as of September 30, 2005 and 2006, and March 31, 2006 is calculated in accordance with Articles 86, 87 of the ministerial ordinance for Insurance Business Law as well as Announcement No. 50 issued by the Ministry of Finance in 1996.*

*2. "Net assets (less certain items)" as of September 30, 2006 represents net assets on the balance sheet less net unrealized gains on securities, provision for advanced depreciation on real estate, gains on deferred hedge and estimated appropriation paid in cash. As for September 30, 2005 and March 31, 2006, "Net assets (less certain items)" above represents equity capital on the balance sheet less net unrealized gains on securities, provision for advanced depreciation on real estate and (estimated) appropriation paid in cash.*

*3. The figures of "minimum guarantee risk" were calculated on the basis of the regulatory standard.*

## 8. Adjusted Net Assets

(Millions of yen)

| Category | As of September 30, 2005 | As of September 30, 2006 | As of March 31, 2006 |
|---|---|---|---|
| Adjusted net assets | 36,242 | 63,353 | 64,567 |

November 16, 2006
T&D Financial Life Insurance Company

# Supplementary Data for the Six Months Ended September 30, 2006
# Non-Consolidated Financial Results at Press Conference

**(1) Sales Results** (Millions of yen)

| | Six Months Ended September 30, 2006 | % Change from Fiscal Year Ended Mar. 31, 2006 | % Change from Six Months Ended Sept. 30, 2005 | Fiscal Year Ended March 31, 2006 | Six Months Ended September 30, 2005 |
|---|---|---|---|---|---|
| Annualized Premiums of New Policies | 6,253 | - | (13.6%) | 13,030 | 7,239 |
| 3rd Sector Products | 0 | - | (100.0%) | 293 | 293 |
| Annualized Premiums of Total Policies | 78,029 | 5.3% | 6.9% | 74,117 | 72,984 |
| 3rd Sector Products | 7,172 | (7.0%) | (15.7%) | 7,711 | 8,512 |
| Income from Insurance Premiums | 85,606 | - | (20.4%) | 208,153 | 107,503 |
| Individual Insurance and Annuities | 80,405 | - | (19.9%) | 194,357 | 100,389 |
| Group Insurance and Annuities | 3,815 | - | (15.9%) | 8,951 | 4,534 |
| New Policy Amount | 54,064 | - | (47.5%) | 162,783 | 102,995 |
| Policy Amount in Force | 2,529,204 | (5.1%) | (9.1%) | 2,665,417 | 2,782,043 |
| Surrender and Lapse Amount | 138,858 | - | (37.9%) | 418,694 | 223,442 |
| Surrender and Lapse Rate | 5.21% | - | (2.46points) | 14.37% | 7.67% |

*Notes:*
*1. New policy amount and policy amount in force include individual insurance and annuities.*
*2. Surrender and lapse amount does not include reinstatement.*
*3. Surrender and lapse rates for the six months ended September 30, 2006 and 2005 are not annualized.*
*4. Annualized premiums include individual insurance and annuities.*

**(2) Assets** (Millions of yen,%)

| | As of September 30, 2006 | % Change from Mar. 31, 2006 | % Change from Sept. 30, 2005 | As of March 31, 2006 | As of September 30, 2005 |
|---|---|---|---|---|---|
| Total Assets | 956,364 | 2.4% | 17.0% | 934,116 | 817,414 |
| Adjusted Net Asset | 63,353 | (1.9%) | 74.8% | 64,567 | 36,242 |
| Adjusted Net Asset / General Account Assets | 13.5 | (0.1points) | 5.7points | 13.6 | 7.8 |
| Solvency Margin Ratio | 1,559.0 | (352.8points) | 488.7points | 1,911.8 | 1,070.3 |

*Note: Adjusted net asset is calculated based on the regulatory standard.*

**(3) Core Profit / Negative Spread** (Millions of yen)

| | Six Months Ended September 30, 2006 | % Change from Fiscal Year Ended Mar. 31, 2006 | % Change from Six Months Ended Sept. 30, 2005 | Fiscal Year Ended March 31, 2006 | Six Months Ended September 30, 2005 |
|---|---|---|---|---|---|
| Core Profit | (3,267) | - | (28.3%) | (7,037) | (4,555) |

(Millions of yen)

| | Fiscal Year Ending March 31, 2007 (Forecast) | Fiscal Year Ended March 31, 2006 |
|---|---|---|
| Negative Spread | 4,000 | 4,306 |

**(4) Policy and Other Reserves** (Millions of yen)

| | As of September 30, 2006 | Change from Mar. 31, 2006 | Change from Sept. 30, 2005 | As of March 31, 2006 | As of September 30, 2005 |
|---|---|---|---|---|---|
| Policy Reserve (Note: 1) | 887,515 | 25,687 | 121,528 | 861,827 | 765,986 |
| General Account | 399,768 | (5,334) | (14,927) | 405,103 | 414,695 |
| Separate Account | 487,746 | 31,022 | 136,455 | 456,724 | 351,291 |
| Reserve for Price Fluctuations | 385 | 21 | 51 | 364 | 334 |
| Contingency Reserve | 6,496 | 1,361 | 3,352 | 5,134 | 3,143 |
| Contingency Reserve 1 | 3,308 | 319 | 647 | 2,989 | 2,661 |
| Contingency Reserve 2 | - | - | - | - | - |
| Contingency Reserve 3 | 3,187 | 1,041 | 2,705 | 2,145 | 481 |
| Contingency Reserve Fund | - | - | - | - | - |
| Price Fluctuation Reserve Fund | - | - | - | - | - |

*Notes:*

*1. The amount of policy reserve excludes the amount of contingency reserve.*

*2. Appropriated retained earnings for general purposes as of March 31, 2005 is total amount after the appropriation of profit.*

**(5) Unrealized Gains/ Losses** (Millions of yen)

| | As of September 30, 2006 | Change from Mar. 31, 2006 | Change from Sept. 30, 2005 | As of March 31, 2006 | As of September 30, 2005 |
|---|---|---|---|---|---|
| Securities | (644) | 715 | (3,369) | (1,360) | 2,724 |
| Domestic Stocks | 192 | (72) | 35 | 265 | 157 |
| Domestic Bonds | (1,211) | 1,482 | (3,065) | (2,693) | 1,854 |
| Foreign Securities | (9) | (63) | 141 | 53 | (150) |
| Real Estate (domestic land and lease) | - | - | - | - | - |

**(6) Impairment of Fixed Assets** (Millions of yen)

| | Six Months Ended September 30, 2006 | % Change from Fiscal Year Ended Mar. 31, 2006 | % Change from Six Months Ended Sept. 30, 2005 | Fiscal Year Ended March 31, 2005 | Six Months Ended September 30, 2005 |
|---|---|---|---|---|---|
| Impairment Loss | - | - | - | - | - |

**(7) Investment for the Six Months Ended September 30, 2006** (Millions of yen)

| | Net Increase (decrease) | Second Half Year Ending March 31, 2007 (Planned) |
|---|---|---|
| Domestic Stocks | 0 | Decrease |
| Domestic Bonds | 36,418 | Increase |
| Foreign Stocks | (8,940) | Decrease |
| Foreign Bonds | (10,000) | Decrease |
| Real Estate | 169 | Level-Off |

**(8) Level of Indices where Unrealized Gains/ Losses on Assets are Break-even as of September 30, 2006**

| | As of September 30, 2006 |
|---|---|
| NIKKEI Average | approx. 13,270 Yen |
| TOPIX | approx. 1,320 Points |
| Yen-Denominated Bonds | approx. 1.7% |
| Foreign Securities | approx. 123 Yen |

*Notes:*

*1. The indices for Yen-Denominated Bonds are calculated on a 10-Year JGB yield basis (September 30, 2006: 1.67%).*

*2. These figures are calculated based on asset holdings as of September 30, 2006 assuming that our asset portfolio is the same as those of the NIKKEI average and TOPIX. Because our portfolio is not necessarily the same as these indices, actual results may differ from above figures.*

*3. The indice of Foreign Securities is calculated based on a U.S. dollar/ yen rate basis (September 30, 2006: 117.90 yen).*

**(9) Performance forecasts for the Fiscal Year Ending March 31, 2007**

(Millions of yen)

| | Fiscal Year Ending March 31, 2007 |
|---|---|
| Income from Insurance Premiums | 290,000 |
| Core Profit | (8,000) |
| Policy Amount in Force | 2,370,000 |
| Annualized Premiums of Total Policies | 80,000 |

*Notes:*

*1. Policy amount in force includes individual insurance and annuities.*

*2. The above forecasts for the year ending March 31, 2007 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based of risks and uncertainties that may affect the Company's businesses.*

**(10) Cross Holdings with Domestic Banks as of September 30, 2006**

a. Contributions from Domestic Banks (Millions of yen)

| | As of September 30, 2006 |
|---|---|
| Funds | None |
| Subordinated Loans and Debentures | None |

b. Contributions to Domestic Banks (Millions of yen)

| | As of September 30, 2006 |
|---|---|
| | - |
| Subordinated Loans and Debentures | 16,995 |

*Note: Preferred stocks issued by foreign subsidiaries is included in the preferred securities issued by foreign subsidiaries from the term under review.*

**(11) Number of Employees** (Number)

| | As of September 30, 2006 | % Change from Mar. 31, 2006 | % Change from Sept. 30, 2005 | As of March 31, 2006 | As of September 30, 2005 |
|---|---|---|---|---|---|
| In-house Sales Representatives | 0 | - | - | 1 | 95 |
| Administrative personnel | 311 | 4.7% | (29.6%) | 297 | 442 |

**(12) OTC Sales thorough Banks** (Number, Millions of yen)

| | | Six Months Ended September 30, 2006 | % Change from Six Months Ended Sept. 30, 2005 | Fiscal Year Ended March,31 2006 | Six Months Ended September 30, 2005 | Total Sales since October 2002 (Lifting of ban on sales of individual annuities) |
|---|---|---|---|---|---|---|
| Variable annuities | Number | 6,115 | (41.3%) | 17,858 | 10,412 | 50,944 |
| | Amount | 46,906 | (26.6%) | 115,360 | 63,891 | 349,599 |
| Fixed annuities | Number | - | - | - | - | - |
| | Amount | - | - | - | - | - |

(Number, Millions of yen)

| | | As of September 30, 2006 | Total Sales since December 2005 (Lifting of ban on sales of whole life and endowment with single premiums) |
|---|---|---|---|
| Whole Life Insurance with single premiums | Number | - | - |
| | Amount | - | - |
| Endowment with single premiums | Number | - | - |
| | Amount | - | - |

# BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Semi-Annual Securities Report

A semi-annual securities report, required to be filed under the Securities and Exchange Law within three months after the end of the first half of each fiscal year, was filed with the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on December 18, 2006 for the six-month period ended September 30, 2006 and sets forth the following information:

**PART ONE CORPORATE INFORMATION**

I. Outline of the company
   1. Changes in principal indicators of business operations, etc.
   2. Substance of business
   3. Related companies
   4. Employees

II. Business operations
   1. Summary of results of operations, etc.
   2. State of life insurance business
   3. Material business issues to be dealt with
   4. Contracts material to operation of business
   5. Research and development activities

III. Conditions of facilities
   1. Conditions of principal facilities
   2. Plans for establishment, disposal, etc. of facilities

IV. State of the company
   1. Information concerning shares, etc.
   2. Changes in share price
   3. Officers

V. Financial condition
   1. Consolidated interim financial statements, etc.
   2. Non-consolidated interim financial statements, etc.

VI. Information for reference

**PART TWO INFORMATION ON THE GUARANTOR, ETC.** (not applicable)

Interim audit reports

The semi-annual securities report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd. for a certain period.